UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2009

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 11, 2009 with respect to the Registrant’s results of operations for the year ended December 31, 2008.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the year ended December 31, 2008.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the year ended December 31, 2008.

        Attached hereto as Exhibit 4 and incorporated herein by reference is the Registrant’s periodical report for the year ended December 31, 2008.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Paper Hadera Ltd. and subsidiaries with respect to the year ended December 31, 2008.

        Attached hereto as Exhibit 6 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the year ended December 31, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: March 11, 2009.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated March 11, 2009.

2.	Registrant's management discussion.

3.	Registrant's unaudited condensed consolidated financial statements.

4.	Registrant's periodical report.

5.	Unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries.

6.	Unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results for Fiscal Year Ended December 31, 2008

Hadera, Israel, March 11, 2009 – Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) today reported financial results for the year ended December 31, 2008. The Company, its subsidiaries and associated companies are referred to hereinafter as the “Group”.

As a result of the transition to reporting according to IFRS, the Company presented its financial statements for 2008, as well as the comparison figures for the year ended December 31, 2007, according to IFRS.

Since the Company’s share in the earnings of associated companies constitutes a material component in the company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera Paper Ltd. (“Mondi Hadera”) and Hogla-Kimberly Ltd. (“H-K”)), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”) is being presented, without considering the rate of holding therein and net of mutual sales.

Aggregate sales amounted to NIS 3,229.1 million in 2008, as compared with NIS 3,124.3 million in the corresponding period last year.

Aggregate operating profit in 2008 amounted to NIS 203.0 million, as compared with NIS 183.8 million in 2007. The significant improvement in the aggregate operating profit is attributed to the performance improvement at some of the Israeli companies on the one hand, coupled with the continuing trend of a lower operating loss in Turkey on the other hand.

The Consolidated Data set forth below excluding the results of operation of the associated companies: Mondi Hadera, H-K. Consolidated Data include the sales turnover of Carmel Containers Systems Ltd. (“Carmel”) and Frenkel- C.D. Ltd. (“Frenkel- C.D.”) that were consolidated as of September 2008 due to the completion of transaction for the acquisition of Carmel shares.

Consolidated sales during 2008 amounted to NIS 673.5 million, as compared with NIS 583.6 million in 2007.

Operating profit amounted to NIS 35.4 million in 2008, as compared with NIS 71.1 million in 2007. Most of the erosion in the profit was due to changes in the dollar exchange rate, which negatively impacted the selling prices, to dumping prices of competing imports and to the apparent slowdown in the operations during the final quarter of 2008, as a result of the financial crisis.

The net profit attributed to the Company’s shareholders in 2008 amounted to NIS 69.7 million, as compared with net profit of NIS 31.5 million in 2007, and was affected by the improvement in the profitability of some of the Group’s companies in Israel, from recording profit from the allocation of excess negative cost as a result of the acquisition of Carmel and Frenkel CD – whose net impact on the net profit attributed to the Company’s shareholders amounted to NIS 10.6 million and from the significant reduction of the Company’s share in the losses of the operations in Turkey (KCTR). On the other hand, the net profit decreased as a result of recording an expenditure of NIS 10.0 million from the valuation of a PUT option at Mondi.

The net profit attributed to the shareholders of the company in the fourth quarter this year amounted to NIS 10.2 million, as compared with net profit attributed to the company’s shareholders of NIS 17.5 million in the corresponding quarter last year.

Basic earnings per share amounted to NIS 13.77 per share ($3.62 per share) in 2008, as compared with basic earnings per share of NIS 7.63 per share ($1.98 per share) in 2007.

The inflation rate in 2008 amounted to 3.8%, as compared with an inflation rate of 3.4% in 2007.

Mr. Avi Brener, Chief Executive Officer of the Company said that “In view of the global recession, the Company formulated in recent months an action plan which includes aggressive measures to improve efficiency, cut current investments, cut general expenses. True to this date, there is no material impact as a result of the escalation of the global financial crisis, on the Company’s business results, its financial robustness or the value of its assets. In the first half of 2008, input prices rose for energy, fibers, chemicals and commodities, a trend that was reversed in the second half of the year due to the global crisis. The Company’s transition, at the end of 2007, to using natural gas, has led to NIS 46 million in Group-wide (including associated companies) energy-cost savings in 2008. These savings were partially offset as a result of the increase in electricity prices in 2008. In the second half of 2008, the global paper market, particularly Europe, saw the start of a trend of slowing demand that led to surplus production in the market, which increased the importing of fine paper and packaging paper from Europe at dumping prices. In order to avoid erosion of its gross margin, the Group filed two complaints, with the Supervisor of Anti-Dumping Charges at the Israeli Ministry of Industry, Trade and Employment, regarding dumping imports of packaging paper and fine paper from several European nations to Israel. In both cases, the Supervisor decided to launch an investigation. There is no certainty that the above complaints would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results. The average revaluation of the NIS against the US$ coupled with the revaluation of the NIS against the euro had a positive impact on the Company with regard to imported inputs while, on the other hand, serving to erode the selling prices in the main operating segments of the Company whose prices are denominated in US$. In the fourth quarter, the trend in input prices was reversed and prices started to decline due to the aforementioned crisis – which served to somewhat offset the looming slowdown in operations in both local and export markets. The overall business range and currency operations of the Hadera Paper Group, including its associated companies, is relatively balanced and the Company’s exposure to sharp fluctuations in exchange rates is therefore low.”

In the reported period, KCTR continued to implement its strategic plan formulated by the Company together with the international partner, Kimberly Clark.

Financial expenses in 2008 amounted to NIS 15.0 million, as compared with NIS 22.2 million in the corresponding period last year.

2

The company’s share in the earnings of associated companies totaled NIS 51.3 million in 2008, as compared with NIS 0.9 million in 2007. The Company’s share in the earnings of associated companies amounted to NIS 14.7 million in the fourth quarter of the year, as compared with NIS 7.9 million in the corresponding quarter last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to 2007:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) rose by NIS 0.6 million. The increased income was primarily attributed to the improvement in Mondi’s operating profit, which grew from NIS 33.6 million last year to NIS 34.1 million this year – primarily due to a quantitative increase in sales, operating efficiency and lower energy costs due to the transition to using natural gas at the Hadera site. The net profit also increased as a result of the decrease in financial expenses this year in relation to last year, primarily on account of the impact of the revaluation of the NIS against the dollar.

–	The company’s share in the net earnings of H-K Israel (49.9%) increased by approximately NIS 12.3 million. The improved operating profit originated from a quantitative increase in sales, improved selling prices net of the impact of higher raw material prices, the continuing implementation of efficiency measures and the continuing trend of raising the proportion of some of the premium products out of the products basket, while innovating products and empowering the Company’s brands.

–	The Company’s share in the losses of KCTR Turkey (49.9%) decreased by NIS 48.0 million. The significant decrease in the loss is attributed to the growth in the volumes of operation that led to a significant reduction in the operating loss, from NIS 73.7 million last year to approximately NIS 33.4 million this year. In 2007, the Company recorded a non-recurring loss in respect of termination of trade agreements with distributors following the transition to distribution by Unilever, amounting to approximately NIS 6 million, of which the Company’s share amounts to approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 26.8 million was reduced, of which our share is NIS 13.4 million. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla, the bank loans were repaid, while significantly reducing the financial expenses, thereby leading to an additional reduction in the net loss.

–	The Company’s share in the loss of Carmel (36.21% before August 31, 2008 – the date of consolidation), increased by NIS 6.4 million. This increase is attributed to the sharp erosion in the operating margin as a result of lower demand for packaging due to the slowdown in industrial exports on account of the erosion of currency exchange rates vis-à-vis the NIS, coupled with the damages of the cold spell in the agricultural sector. On the other hand, the prices of imported raw materials did not decrease in NIS terms, due to hedging transactions on exchange rates.

3

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

	Hadera PAPER LTD.
	SUMMARY OF RESULTS
	(AUDITED)
	except per share amounts
	NIS IN THOUSANDS (1)
	2008	2007

Net sales	673,484	583,650

Net earnings attributed to the Company's
shareholders	69,710	31,535

Basic net earnings per share attributed to
the Company's shareholders	13.77	7.63

Fully diluted earnings per share attributed
to the Company's shareholders	13.77	7.62

(1)	The representative exchange rate at December 31, 2008 was NIS 3.802=$1.00.

(2)	The net profit attributed to the Company’s shareholders in 2008 was affected by the improvement in the profitability of some of the Group’s companies in Israel, from recording profit from the allocation of excess negative cost as a result of the acquisition of Carmel and Frenkel CD – whose net impact on the net profit attributed to the Company’s shareholders amounted to NIS 10.6 million and the significant reduction of the Company’s share in the losses of the operations in Turkey (KCTR), as compared with 2007. On the other hand, the net profit decreased as a result of recording an expenditure of NIS 10.0 million from the valuation of a PUT option at Mondi

(3)	The net profit in 2007 was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to approximately NIS 11.8 million (from NIS 52.0 million last year to NIS 63.8 million this year), as compared with the preceding year. In 2007, the net profit included earnings from the realization of surplus cost at an associated company in the amount of NIS 2.5 million, a loss from the amortization of a tax asset at an associated company in the sum of NIS 13.4 million and a capital loss from the sale of cardboard machines (machine 6) and hub machines in the sum of NIS 2.4 million.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il

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Exhibit 2

Translation from Hebrew

March 11, 2009

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the Hadera Paper Group Ltd. (“Hadera Paper” or “The Company”) (formerly – American Israeli Paper Mills – “AIPM”) for the year 2008. The Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”.

A.	Description of the Corporation’s Business

1.	Company Description

Hadera Paper deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer goods packaging and unique packaging for industry, recycling of paper and plastic waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange, AMEX.

2.	General

a.	Updating of data to comply with IFRS

As a result of the transition to reporting according to IFRS, the Company presented its financial statements for 2008, as well as the comparison figures for the year ended December 31, 2007, according to IFRS. Accordingly, the data appearing in the Management Discussion and the comparison figures are presented according to IFRS.

b.	Principal Current Operations

1.	Business Environment

Global financial markets suffered a considerable upheaval in 2008, an upheaval that reached new highs during the period between September and October 2008, with the collapse of several large financial entities in the United States and elsewhere around the world, along with global stock markets. This economic and financial crisis came in the wake of the subprime mortgage crisis, that began in the second half of 2007 and affected additional financial sectors. The global economic and financial crisis resulted inter alia in severe damage to global capital markets, downturns and fierce fluctuations in stock exchanges both in Israel and worldwide and in the worsening of the credit crunch that started in the wake of the subprime mortgage crisis. Following the said events, several nations initiated various measures in order to stabilize and prevent an additional deterioration of financial markets, by way of injecting funds into financial institutions while also lowering interest rates. However, there is still no certainty that these measures have indeed tamed the crisis or prevented its deterioration and there is no certainty that they will in fact do so.

1

Over the last several months, the said financial crisis began to materialize in the form of a real economic crisis, as various economies around the world, including the United States, central economies in Europe and the Israeli market as well, entered into a recession, accompanied by the discontinuation of numerous operations and mass employee layoffs in various market sectors, including industry, services and high-tech.

As of the report date, it would seem that the direct economic repercussions of the aforementioned crisis have yet to run their course, and a concern exists that Israel’s economy may slide into recession, similar to other economies around the world.

In view of the global recession, the Company formulated in recent months an action plan which includes aggressive measures to improve efficiency, cut current investments, cut general expenses (regarding the waiver of senior executive wages – see Section K, below), continued measures for improved efficiency across the group, focus on purchasing operations in order to reduce expenses related to the purchase of raw materials, services and products as well as focused management of operational working capital and control of customer credit exposure. Along with these actions, the Company continues to identify business opportunities to enable accelerated growth and improved margins in its various sectors of operation in Israel and overseas.

Alongside the said global financial crisis, several events occurred in the Israeli economy in the second half of 2008, including significant fluctuations in the exchange rates of principal currencies vis-à-vis the NIS.

These market developments and fluctuations may potentially have adverse effects on the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, the ability to divest assets, the state of their business, their financial indicators and standards, their credit rating, ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

True to the date of publication of the financial statements, there is no material impact as a result of the escalation of the crisis, on the Company’s business results, its financial robustness or the value of its assets.

2

In the course of the third quarter, the Company conducted two offerings in the total sum of NIS 426 million, by way of issuing to the public series of debentures that render it possible for the company to promote the long-term strategic projects on which it is focusing. The Company does not currently anticipate difficulties in raising additional financing in case of need.

The above information constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the global crisis in credit and banking markets.

As at the date of publication of these financial statements, no material changes have occurred to the Company’s risk management policy.

In the first half of 2008, input prices rose for energy, fibers, chemicals and commodities – a trend that was reversed in the second half of the year due to the global crisis. The Company’s transition, in the fourth quarter of 2007, to using natural gas, has led to NIS 46 million in Group-wide energy-cost savings in 2008, as compared with last year – primarily due to the transition to steam production using natural gas and to self-generation of electricity based on gas rather than on fuel oil. These savings were partially offset as a result of the increase in electricity prices in 2008, by an average rate of 17% in relation to 2007, as mentioned above.

In the second half of 2008, the global paper market – and particularly in Europe –saw the start of a trend of slowing demand, that led to surplus production in the market. Due to the said surplus production, the importing of fine paper and packaging paper from Europe at dumping prices rose in the second half of 2008. In order to avoid erosion of its gross margin, the Company announced on January 15, 2009, that it had filed a complaint, as a manufacturer of packaging paper, with the Supervisor of Anti-Dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “The Supervisor”), regarding dumping imports of packaging paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. On February 26, 2009, the company announced that the associated company Mondi Hadera Paper had filed a complaint to the supervisor, regarding the dumping imports of fine paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. According to the Company announcement, there is no certainty that the above complaints would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

The average revaluation of the NIS against the US$ – amounting to approximately 13% in 2008 as compared with 2007 – coupled with the revaluation of the NIS against the euro had a positive impact on the Company with regard to imported inputs while, on the other hand, serving to erode the selling prices in the main operating segments of the Company whose prices are denominated in US$. In the most recent quarter, the trend in input prices was reversed and prices started to decline due to the aforementioned crisis – which served to somewhat offset the looming slowdown in operations in both local and export markets.

3

The overall business range and currency operations of the Hadera Paper Group, including its associated companies, is relatively balanced and the Company’s exposure to sharp fluctuations in exchange rates is therefore low.

The above information pertaining to trends in the paper market constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part –or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

The sharp fluctuations in global fuel prices in 2008 had no material impact on the Company, due to the transition to the use of natural gas instead of fuel oil in its production processes, which began in the fourth quarter of 2007. This fact served to improve the Group’s competitive capability vis-à-vis its European competitors and partially offset the aforementioned impact of the price erosion.

The inflation rate in 2008 amounted to 3.8%, as compared with an inflation rate of 3.4% in 2007.

Considerable volatility was recorded in 2008 in the exchange rate of the US dollar in relation to the NIS, throughout the year. The US dollar exchange rate fell by 1.1% in 2008, in addition to a 9% decrease in 2007.

2.	Principal Current Operations

In the course of the reported period and despite the sharp change in the business environment, the aggregate sales turnover continued to grow, as illustrated by a 3.3% increase in relation to the aggregate sales turnover in the corresponding period last year.

Implementation and Assimilation of Organization-Wide Processes

In the course of the reported period, the Group companies continued to implement and assimilate organization-wide processes that are intended to empower Group-company operations and support continued growth and increased profitability in organizational development, Group purchasing, B2B marketing, development and innovation. The gradual and successful implementation of these brands will enable the company to better deal with the challenging business environment, while improving profitability.

3.	The Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that are intended to lead to continued growth in operations and improved profitability over the coming years:

4

a.	Expanding the recycled packaging paper manufacturing network

The investment in the project for the construction of the new manufacturing network, totaling NIS 690 million was approved on October 15, 2007 by the Company’s Board of Directors. The Company has selected the most highly advanced technologies in this area, from the leading suppliers in the sector, in order to amplify its competitive advantage and potential for profitability in the long term.

The implementation of the project is advancing as planned and the Company has completed the signing of central agreements for the purchasing of the main manufacturing equipment. The construction of the structure for the machine is advancing at the site, in preparation for receiving the equipment whose arrival will begin towards the end of the year.

In parallel, the Amnir Recycling Industries Ltd. (“Amnir”), a Company’s subsidiary, is continuing preparations for the expansion of the collection of cardboard and newspaper waste and is continuing to accumulate inventories toward the planned operation of the new machine toward the end of 2009.

As part of this project, the company is investing in the reorganization of the principal site in Hadera, including an expansion of the energy system and the adaptation of the traffic routes and upgrading of environmental systems, as required.

As part of the preparations for financing the project, additional capital of approximately NIS 211 million was raised in November 2007, by way of a private placement of shares to the controlling shareholders and to institutional investors. In the course of July 2008, the Company raised a net sum of approximately NIS 306 million, after deducting the offering expenses. In August 2008, the Company raised approximately NIS 120 million, after deducting offering expenses, by way of issuing debentures to institutional investors and to the public. The capital that was raised is intended to serve for covering the payments to the suppliers of equipment for Machine 8 and constitutes most of the sum necessary for financing this project. In addition to the above measures, the Company is continuing to explore additional ways to complete the remaining necessary project financing.

b.	Innovative development of high-quality recycled paper

Over the past year, the packaging paper and recycling division launched the rapid development of paper types based on 100% recycled fibers, whose superior quality would allow them to replace pulp-based packaging paper in the corrugated board industry in Israel and overseas.

The technological and operational development process is currently in advanced stages and is meant to increase the volume of the potential market for packaging paper for the local corrugated board industry, from 170,000 tons per annum at the present time, to approximately 250,000 tons per annum in the coming years.

The development of new paper types is based on the characterization of fibers, developing and implementing new chemical additives and using these advanced manufacturing technologies, both in the existing production lines and in the new production line, to render it possible to gradually launch new products, as early as in 2009 and throughout 2010.

5

According to the plan, the cost of the new paper types will be competitive as compared with the cost of pulp-based paper and will allow for a gradual improvement in the profitability of the sector. According to laboratory tests, the indications from the development process in the production lines and initial markets tests, it appears that the probability for success in this area is relatively high.

The above information pertaining to the innovative developments in the paper market constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company.

c.	New Power Plant

The new power plant project, intended to supply steam and electricity to the production system in Hadera and to sell surplus electricity to Israel Electric Company (IEC) and/or to private consumers, is on hold, awaiting the business stabilization of potential gas sources in order to conclude the contract to acquire the required gas at a price range that would allow the Company to be competitive with expected IEC rates. The Company is working to extend the existing production license, for the purpose of building a 230 MW power station, to be constructed on an 80,000 m(2) plot of land that was acquired for this purpose, in immediate proximity to the Company’s site in Hadera.

Discovery of additional natural gas deposits at Tamar-1 and progress made by the Egyptian gas franchisee (EMG) improve the likelihood of renewed negotiations to kick off the project.

The above information pertaining to trends in the energy sector, based on natural gas, constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the size of the actual gas reservoir, as well as changes in gas prices worldwide.

d.	The Strategic Investment in Turkey

In 2008, Kimberly Clark Turkey, KCTR, a wholly-owned Hogla Kimberly subsidiary (49.9% of which is held by the company) – continued to implement its strategic plan GBP –(Global Business Plan) that was formulated together with the international partner, Kimberly Clark. The plan is intended to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If fully implemented, KCTR will grow to become a company with annual sales in the area of $300 million, by 2015.

6

The sales turnover of KCTR amounted to approximately $115.0 million in 2008, as compared with $63.3 million in 2007, representing an increase of 81.7%.

In the course of 2008, the company continued to empower its brands and especially the Huggies® and Kotex® brands, was realizing constant growth in both market share and rising awareness toward the company’s products. In parallel, the volume of exports to Kimberly-Clark in various other countries in Europe and Africa also increased.

The company’s continuing marketing and advertising operations are being felt in the gradual strengthening of the brands, as expressed by consumer studies that are being conducted regularly, alongside consistent growth in sales, while curtailing the operating loss and a considerable reduction in the Company’s net loss.

As part of the strategic plan, the Company intends to continue its marketing and sales promotion efforts, while launching new products that will support the establishment of the brands and the creation of customer loyalty.

Moreover, In the course of 2008, the Company continued to promote the collaboration with Unilever and expanded the number of points of sale in the Turkish market that sell KCTR brands.

The continuing high level of competition in the markets where the company is working to penetrate and empower its brands calls for regular and significant investments in advertising and sales promotion.

All of the expenses detailed above associated with the penetration of products, advertising, expansion of the distribution network and more – are regularly recorded as an expenditure in the KCTR statements of income. KCTR recorded an operating loss of approximately NIS 33.4 million (approximately $9.3 million) in 2008, as compared with NIS 74 million (approximately $17.9 million) in 2007.

The implementation of the strategic business plan, while strengthening the brands and recording a gradual growth in the Unilever distribution and sales platforms, in combination with increased exports and continuing cost reductions at the diaper plant – are rendering it possible to maintain the trend of improving gross margins –as mentioned above – in 2008 as well.

The above information pertaining to the KCTR business plans and their implementation constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as market conditions, legislation and various costs.

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B.	Analysis of the Company’s Financial Situation

Starting September 1, 2008, the financial statements of Carmel Container Systems Ltd. (“Carmel”) and Frenkel- CD Ltd. (“Frenkel- C.D.”) (an associated company of Carmel’s and of the Company), are being consolidated within the company’s financial statements, as a result of the fact that the holding rate in Carmel has increased from 36.2% to 89.3%, and at Frenkel CD, indirectly, from 37.93% to 52.72% (for details see Note 15 to the financial statements). The analysis of the financial statements, as described below, is affected by this consolidation.

—	The cash and cash equivalents item decreased from NIS 167.7 million as of December 31, 2007 to NIS 13.1 million as of December 31, 2008. The difference, together with additional amounts that resulted from the private placement carried out last year and from the issuance of several series of debentures in the third quarter of the year, was deposited in euro-linked deposits in the amount of NIS 125.7 million and in NIS deposits in the amount of 123.9 million, which have been designated for the payment of amounts pertaining to the construction of the facility for the manufacturing of packaging paper, and are presented under “designated cash”.

—	The balance of trade receivables in respect of packaging paper, recycling and cardboard, increased from NIS 138.3 million as of December 31, 2007 to NIS 273.8 million as of December 31, 2008. This increase is primarily attributed to the consolidation of the trade receivables of Carmel and Frenkel CD in the amount of NIS 186.1 million, net of the effect of the reduction in prices in NIS terms following the devaluation of the dollar exchange rate, net of trade receivable balances at Carmel, that were cancelled as a result of the consolidation of the financial statements. Accounts receivable for the office supplies marketing activity rose from NIS 40.3 million as at December 31, 2007 to NIS 45.1 million, as at December 31, 2008, as a result of growth in the volume of operations.

—	Accounts receivable in the packaging paper, recycling and cardboard activity increased from NIS 91.3 million as of December 31, 2007 to NIS 95.1 million as of December 31, 2008. This increase is primarily attributed to the consolidation of the accounts receivable of Carmel and Frenkel CD in the amount of NIS 5.8 million. In the office supplies marketing activity, the Other Accounts Receivable item increased from NIS 3.1 million on December 31, 2007, to NIS 5.8 million on December 31, 2008.

—	Inventories in the packaging paper and recycling activity increased from NIS 51.2 million as of December 31, 2007, to NIS 146.3 million as of December 31, 2008. This increase is primarily due to the consolidation of Carmel and Frenkel CD inventories, amounting to NIS 87.2 million. Inventories in the office supplies marketing activity grew from NIS 18.4 million on December 31, 2007, to NIS 22.5 million on December 31, 2008, primarily due to the increased share of products imported from Eastern Asia for the purpose of improving profitability, as well as due to acquired inventories in conjunction with the acquisition of the business operations of Yavne Pitango Ltd. in Northern Israel in early August, in order to accelerate Company growth.

8

—	Investments in associated companies decreased from NIS 346.4 million on December 31, 2007 to NIS 318.1 million on December 31, 2008. This decrease, despite the Company’s share in the income of associated companies, amounting to NIS 51.3 million, was primarily due to the initial consolidation of Carmel and Frenkel CD as of September 1, due to a larger holding percentage – which led to the removal of Carmel and of Frenkel CD from the Investments in Associated Companies item, to the amount of NIS 49.8 million, as well as due to the change in net capital reserves, amounting to NIS 28.1 million.

—	Short-term credit decreased from NIS 143.0 million on December 31, 2007 to NIS 77.7 million on December 31, 2008. The decrease in this item was primarily due to the use of part of the proceeds from the private placement to the shareholders in November of last year and of proceeds from the offering of bond series in July and August of this year – intended for the repayment of short-term credit.

—	Accounts payable and other credit balances in the packaging paper, recycling and cardboard activity increased from NIS 65.8 million as of December 31, 2007, to NIS 100.4 million as of December 31, 2008. This increase is primarily due to the consolidation of accounts payable at Carmel and Frenkel CD, amounting to NIS 18.1 million, to an increase in expenses payable in respect of interest on bonds from issuances during the third quarter, and to the revaluation of the fair value of liabilities in respect of future transactions for hedging payments to suppliers of Machine 8, due to the lower euro exchange rate in 2008. In the office supplies marketing activity, the Other Accounts Payable item increased from NIS 4.8 million on December 31, 2007, to NIS 5.6 million on December 31, 2008.

—	The Company’s shareholders’ equity increased from NIS 670.0 million on December 31, 2007, to NIS 757.6 million on December 31, 2008. This change was primarily due to the net profit associated with Company shareholders in 2008, amounting to NIS 69.7 million, to a positive capital reserve from transition to consolidation, amounting to NIS 15.9 million, and to the addition of the minority interest amounting to NIS 26.3 million, offset by an increase in net negative capital reserves, amounting to NIS 24.3 million.

1.	Investments in Fixed Assets

Investments in fixed assets in 2008 amounted to NIS 230.1 million, as compared with NIS 83.4 million in 2007, with investments in 2008 primarily including payments on account of purchases from equipment vendors for the new packaging paper manufacturing network (Machine 8), amounting to approximately NIS 191 million. Additional investments included were related to environmental protection (wastewater treatment) and current investments in equipment renewal, means of transportation and building maintenance at the Hadera site.

2.	Financial Liabilities

Long-term liabilities (including current maturities) amounted to NIS 785.3 million as at December 31, 2008, as compared with NIS 260.2 million as at December 31, 2007. Long-term liabilities grew year-over-year, primarily as a result of the issuing of two debenture series (Series 3 and Series 4) in the third quarter of this year, in the total sum of NIS 427 million, coupled with long-term loans assumed intended for financing payments on account of Machine 8 and the consolidation of the loans of Carmel and Frenkel CD, in the total sum of NIS 101.4 million.

9

The long-term liabilities include primarily four series of debentures and the following long-term bank loans:

Series 1 – NIS 7.4 million, for repayment until 2009.

Series 2 – NIS 158.6 million, for repayment until 2013.

Series 3 – NIS 190.5 million, for repayment until 2018.

Series 4 – NIS 235.6 million, for repayment until 2020.

Long-term loans – NIS 159.2 million.

The balance of short-term credit, as at December 31, 2008, amounted to approximately NIS 77.7 million, as compared with NIS 143.0 million at December 31, 2007.

3.	Financial liabilities at fair value through the statement of income

Put option for shareholder at an associated company

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereinafter – MBP, formerly Neusiedler AG) Mondi Hadera acquired the Group’s operation in fine paper and issued MBP 50.1% of its shares.

As part of this agreement, MBP was granted the option to sell its holdings in Mondi Hadera to the Company at a price 20% lower than its value (as defined in the agreement), or $20 million, less 20% – the higher of the two. According to verbal understandings that were reached in proximity to the signing of the agreement, between elements at the company and elements at MBP, the latter can exercise the option only in the most exceptional cases, such as those that paralyze production in Israel for long periods of time.

Due to the extended period of time that has passed since these understandings were reached and in view of recent changes in the management of MBP, the Company has decided to adopt a conservative approach in this respect and to reflect the economic value of the option. The value of the option was calculated according to IFRS and was recognized as a liability that is measured at fair value, with changes in fair value being allocated to the statement of income in accordance with IAS 39.

The difference between the value of the liabilities according to the agreement – NIS 54.7 million – as compared with the value of the liabilities through fair value – NIS 13.9 million – amounts to NIS 40.8 million.

The liability on account of the Put option for shareholder at the associated company shares as at December 31, 2008, December 31, 2007, and as at January 1, 2007, amounts to NIS 13.9 million, NIS 3.9 million and NIS 1.6 million, respectively.

On account of the Put option, other expenses grew by NIS 10.0 million in 2008, as compared with growth of NIS 2.3 million in 2007.

The principal factors responsible for the change in fair value in 2008 include the change in the risk-free interest rate and the change in the standard deviation of the Hadera Paper share – that serve for calculating the value of the option as a result of fluctuations in the price of the share during 2008 and in the risk-free, dollar-denominated interest rate.

10

C.	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera PaperLtd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”) is being presented, without considering the rate of holding therein and net of mutual sales.

Regarding the consolidated data, see Section (3) below.

Aggregate Data

The aggregate sales amounted to NIS 3,229.1 million in 2008, as compared with NIS 3,124.3 million in the corresponding period last year, representing growth of 3.4%.

Aggregate operating profit in 2008 amounted to NIS 203.0 million, as compared with NIS 183.8 million in 2007 – representing a 10.4% increase. The significant improvement in the aggregate operating profit is attributed to the performance improvement at some of the Israeli companies on the one hand, coupled with the continuing trend of a lower operating loss in Turkey on the other hand.

For the operations in Turkey – see Section C7 below – Company’s share in the earnings of associated companies.

2.	The net profit and the Earnings per Share Attributed to the Company’s Shareholders

The net profit attributed to the Company’s shareholders in 2008 amounted to NIS 69.7 million, as compared with net profit of NIS 31.5 million in 2007, representing an increase of 121.3%.

The net profit attributed to the Company’s shareholders in 2008 was affected by the improvement in the profitability of some of the Group’s companies in Israel, from recording profit from the allocation of excess negative cost as a result of the acquisition of Carmel and Frenkel CD – whose net impact on the net profit attributed to the Company’s shareholders amounted to NIS 10.6 million and the significant reduction of the Company’s share in the losses of the operations in Turkey (KCTR), as compared with 2007 (see Strategic Investment in Turkey, above, and Section C7, below). On the other hand, the net profit decreased as a result of recording an expenditure of NIS 10.0 million from the valuation of a PUT option at Mondi.

Regarding details of the calculations of the surplus of assets fair value and liabilities resulting from purchasing Carmel, see assessments of the value which were added to the financial statements of the Company dated 30.9.08

11

The net profit attributed to the shareholders of the company in the fourth quarter this year amounted to NIS 10.2 million, as compared with net profit attributed to the company’s shareholders of NIS 17.5 million in the corresponding quarter last year.

Basic earnings per share amounted to NIS 13.77 per share ($3.62 per share) in 2008, as compared with basic earnings per share of NIS 7.63 per share ($1.98 per share) in 2007.

Diluted earnings per share amounted to NIS 13.77 per share ($3.62 per share) in 2008, as compared with diluted earnings per share of NIS 7.62 per share ($1.98 per share) in 2007.

3.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales during 2008 amounted to NIS 673.5 million, as compared with NIS 583.6 million in 2007, representing growth of 15.4%.

Sales of the packaging paper, recycling and cardboard activity in 2008 amounted to NIS 543.1 million, as compared with NIS 465.3 million in 2007.

Higher sales in the packaging paper, recycling and cardboard activity were primarily due to the initial consolidation, starting in September, of sales by Carmel and Frenkel CD, amounting to NIS 160.9 million on the one hand, and on the other hand to the decrease in the sales of packaging paper and recycling due to the impact of the weaker dollar on the selling prices, which was not offset by a rise in NIS-denominated prices (segment sales are impacted by dollar-denominated import prices).

Sales of the Office Supplies Marketing activity in 2008 amounted to NIS 131.1 million, as compared with NIS 119.0 million in 2007, representing growth of 10.2% due to continued implementation of the growth plan in this segment.

The consolidated sales in the fourth quarter amounted to NIS 226.3 million, as compared with NIS 154.9 million in the corresponding quarter last year, representing an increase of 46.5%, that is primarily attributed to the inclusion of the data of Carmel and Frenkel CD in the fourth quarter, in the sum of NIS 119.9 million, that were not consolidated last year, as mentioned above. Net of the sales of Carmel and Frankel CD, the sales amounted to NIS 106.4 million, primarily as a result of the decrease in the sales of packaging paper as a result of price erosion in dollar terms, coupled with the apparent slowdown in the markets and the global financial crisis.

2.	Cost of Sales

The cost of sales amounted to NIS 542.4 million – or 80.5% of sales – in 2008, as compared with NIS 440.7 million – or 75.5% of sales – in 2007.

The gross profit totaled NIS 131.1 million in 2008 (approximately 19.5% of sales), as compared with NIS 142.9 million (24.4% of sales) in 2007, representing a decrease of approximately 8.3% in relation to 2007.

12

The decrease in the gross profit and gross margin in relation to 2007 is attributed primarily to the erosion of the dollar-linked prices of packaging paper in light of the change in the exchange rate, coupled with a decrease in the quantitative sales on the local market as a result of the impact of the cold spell, the approximately 17% rise in electricity prices and the rise in paper waste collection costs – that were partially offset by the continuing efficiency measures and the transition to manufacture using natural gas. Additionally, the cost of sales included an amortization of approximately NIS 5.5 million in excess cost, as a result of excess cost recorded from the sale of Carmel and Frenkel CD.

Labor Wages

The labor wages within the cost of sales amounted to NIS 149.2 million in 2008 (22.3% of sales), as compared with NIS 115.7 million last year (approximately 19.8% of sales).

The labor wages within the general and administrative expenses amounted to NIS 73.9 million in 2008 (approximately 11.0% of sales), as compared with the sum of NIS 58.3 million last year (approximately 10.0% of sales).

The Increase in salary costs as compared to 2007 is attributed to additional salary expenses of approximately NIS 50.0 million resulting from the consolidation of Carmel and Frenkel CD and the increase in personal, primarily at Amnir and in the packaging paper sector, as part of the preparations for and the execution of the expanded collection of cardboard and newspaper waste that is to serve the upcoming operation of the new packaging paper manufacturing network, coupled with a nominal increase of 4% in wages.

Moreover, the labor costs include an increase in labor expenses as detailed in Section 3 below, as a result of expenses derived from the issue of options to executives and the allocation of the expenses thereupon, at an accrued sum of NIS 4.9 million in 2008 – an expenditure that does not involve cash flows.

As part of the alignment with the global economic crisis, the Company’s management adopted a policy of mutually-agreed pay cuts for executives. In this capacity, senior executives and managers have mutually agreed to cut their wages by 8% to 10% in 2009, while senior employees have agreed that their wages be cut by 5%.

3.	Selling, General and Administrative and Other Expenses

Selling, general and administrative expenses (including wages) and other expenses in 2008, amounted to NIS 95.7 million – or 14.3% of sales – as compared with NIS 71.8 million – or 12.3% of sales – in 2007. Net of the revenues from attribution of excess negative cost at a subsidiary and non-recurring expenses as set forth below, selling, general and administrative and other expenses amounted to NIS 94.5 million.

The increase in selling, general and administrative and other expenses was primarily attributed to the consolidation of the expenses of Carmel and Frenkel CD in the Company’s financial statements, in the amount of NIS 17.3 million, along with the increase in wages expenses as a result of NIS 4.9 million in wages expenses recorded in respect of the option plan for executives approved in January this year, as well as the increase in other expenses following the revaluation of a Mondi PUT option in the amount of NIS 10.0 million pursuant to IFRS.

13

The selling, general and administrative expenses amounted to NIS 37.8 million – or 16.7% of sales – in the fourth quarter of the year, as compared with NIS 20.9 million, or 13.5% of sales, in the corresponding quarter last year. The growth is primarily attributed to the inclusion of the expenses of Carmel and Frankel CD in the sum NIS 12.8 million in the quarter, as well as a result of recording an expenditure on account of a PUT option on an associated company, in the sum of approximately NIS 4.3 million in the fourth quarter.

4.	Operating Profit

The operating profit amounted to NIS 35.4 million – or 5.3% of sales – in 2008, as compared with NIS 71.1 million – or 12.2% of sales – in 2007. Most of the erosion in the profit was due to changes in the dollar exchange rate, which negatively impacted the selling prices of packaging paper and recycling, as well as to the dumping prices of competing imports, as set forth above, coupled with the apparent slowdown in the operations of the various companies during the final quarter as a result of the financial crisis.

Operating profit for the packaging paper, recycling and cardboard activity in 2008 amounted to approximately NIS 32.1 million, as compared with NIS 70.4 million in 2007 – primarily due to the aforementioned impact of the exchange rate, at which segment sales are denominated, as well as due to the dumping prices of competing imports, as set forth above, and the impact of the severe cold spell on the demand for exported agricultural produce.

The operating profit of the office supplies operations amounted to NIS 3.2 million, as compared with a profit of NIS 0.7 million in 2007.

The operating loss amounted to NIS 2.6 million in the fourth quarter of the year, as compared with approximately NIS 18.1 million in the corresponding quarter last year. This is primarily attributable to the decrease in sales for exports as well as the development of recycled products from pulp replacements, the influence of currency and the erosion of selling prices, as well as the result of recording an expenditure on account of a PUT option for an associated company in the sum NIS 4.3 million in the fourth quarter of the year. Net of influence of the Put option and losses from companies consolidated during the quarter, the operating profit for the quarter amounted to approximately NIS 5.5 million.

5.	Financial Expenses

The financial expenses in 2008 amounted to NIS 15.0 million, as compared with NIS 22.2 million in the corresponding period last year, representing a decrease of 32.4%.

The total average of net interest-bearing liabilities, charged to the Company’s financial expenses, decreased by approximately NIS 85 million, between 2007 and 2008. This decrease was primarily due to proceeds of the private placement received last year, to the positive cash flows from operating activities in those years, offset by investments in fixed assets.

14

The interest on the short-term credit decreased by approximately NIS 6.3 million, both as a result of the decrease in the balance of short-term credit and as a result of the lower interest rate between the two periods. The interest expenses in respect of CPI-linked long-term liabilities (debentures) grew by approximately NIS 0.7 million, as compared with 2007, despite the decrease in the balance of debentures following redemptions made to the holders of the debentures both as a result of the increase in the costs of the hedging transactions on the CPI-linked debentures against the increase in the CPI, which grew by an annual rate of 2.6% in 2008, as compared with 1.3% in 2007, and as a result of the valuation of the hedging transactions to their fair value, in accordance with international standards. The actual index rose by approximately 3.8% in this period.

Furthermore, the Company recorded financial revenues in 2008 amounting to NIS 5.2 million in respect of a dollar currency transaction executed in the third quarter of this year, as compared with financial revenues of NIS 4.6 million from euro currency transactions executed in late 2007. These revenues were offset last year by financial expenses amounting to NIS 2.3 million, primarily due to the impact of the revaluation of the NIS vis-à-vis the USD by 9.0% in 2007, as compared with a 1.1% revaluation in 2008, applicable to USD asset balances.

6.	Taxes on Income

Expenses on taxes on income amounted to NIS 3.7 million in 2008, as compared with NIS 18.3 million in 2007. The sharp decrease of approximately NIS 14.6 million is primarily attributed to the sharp drop in taxable income (income after financial expenses, net of non-recurring income of approximately NIS 14.6 million from the allocation of a negative excess of cost), the inclusion of NIS 0.9 million in last year’s tax expenses in respect of the closing of assessments for the years 2002 through 2005 and the decrease in the current tax rate this year as compared with the preceding year.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly and Carmel Container Systems (until August 31, 2008 – the date of initial consolidation of the Carmel financial statements).

The company’s share in the earnings of associated companies totaled NIS 51.3 million in 2008, as compared with NIS 0.9 million in 2007. The Company’s share in the earnings of associated companies amounted to NIS 14.7 million in the fourth quarter of the year, as compared with NIS 7.9 million in the corresponding quarter last year, representing an increase of 86% in relation to the corresponding quarter last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to 2007:

–	The Company’s share in the net profit of Mondi Hadera Paper (49.9%) rose by NIS 0.6 million. The increased income was primarily attributed to the improvement in Mondi’s operating profit, which grew from NIS 33.6 million last year to NIS 34.1 million this year – primarily due to a quantitative increase in sales, operating efficiency and lower energy costs due to the transition to using natural gas at the Hadera site. The net profit also increased as a result of the decrease in financial expenses this year in relation to last year, primarily on account of the impact of the revaluation of the NIS against the dollar.

15

–	The company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 12.3 million. Hogla’s operating profit grew from NIS 136.3 million to NIS 169.0 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices net of the impact of higher raw material prices, the continuing implementation of efficiency measures and the continuing trend of raising the proportion of some of the premium products out of the products basket, while innovating products and empowering the Company’s brands.

–	The Company’s share in the losses of KCTR Turkey (formerly: “Ovisan”) (49.9%) decreased by NIS 48.0 million. The significant decrease in the loss is attributed to the growth in the volumes of operation (see above – Section A(2)(b)(3)(4) – “Strategic Investment in Turkey”) that led to a significant reduction in the operating loss, from NIS 73.7 million last year to approximately NIS 33.4 million this year. In 2007, the Company recorded a non-recurring loss in respect of termination of trade agreements with distributors following the transition to distribution by Unilever, amounting to approximately NIS 6 million ($1.5 million), of which the Company’s share amounts to approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 26.8 million (approximately $6.4 million) was reduced, of which our share is NIS 13.4 million. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla, the bank loans were repaid, while significantly reducing the financial expenses, thereby leading to an additional reduction in the net loss.

The Company’s share in the loss of Carmel (36.21% as at August 31, 2008 – the date of consolidation), increased by NIS 6.4 million. This increase is attributed to the sharp erosion in the operating margin as a result of lower demand for packaging due to the slowdown in industrial exports on account of the erosion of currency exchange rates vis-à-vis the NIS, coupled with the damages of the cold spell in the agricultural sector. On the other hand, the prices of imported raw materials did not decrease in NIS terms, due to hedging transactions on exchange rates.

D.	Liquidity

Cash Flows

The cash flows from operating activities in 2008 amounted to approximately NIS 113.9 million, as compared with NIS 91.9 million in 2007. The increase in the cash flows from operating activities in 2008, as compared with 2007, originated primarily as a result of the sharp improvement in net profit as well as from the decrease in working capital in 2008, that amounted to approximately NIS 41 million, as compared with a NIS 8.0 million decrease last year. The decrease in working capital in 2008 originated primarily from the reduction in the accounts receivable balance as a result of the lower dollar exchange rate, that is affecting the selling prices in NIS, especially as regards packaging paper and recycling.

E.	Sources of Finance

See Section B2 – Financial Liabilities and in the details of the table below.

16

Debentures for institutional investors and the public

Series	Issue Date	Name of Rating Company	Rating at time of issue and at report date	Total stated value at issue date	Interest type	Stated Interest	Registered for trade on stock exchange (Yes/No)	Interest payment dates	Nominal par value as at Dec-31-08	Book value of debenture balances as at Dec-31-08	Book value of interest to be paid as at Dec-31-08	Market value as at Dec-31-08
In NIS									NIS millions

Series 1	Apr-1992	Maalot	AA-	48,000,000	Fixed	3.8%	No	Annual interest On June 10-30 In the years 1993-2009	3.25	7.42	0.1

Series 2	Dec-2003	Maalot	AA-	200,000,000	Fixed	5.65%	No	Annual interest On December 21 In the years 2004-2013	142.9	158.6	0.3

Series 3	Jul-2007	Maalot	AA-	187,500,000	Fixed	4.65%	Yes	Annual interest On July 10 In the years 2009-2018	187.5	190.5	4.1	182.4

Series 4	Jul/Aug-2007	Maalot	AA-	235,557,000	Fixed	7.45%	Yes	Semi-annual interest On January 10 and July 10 In the years 2009-2015	235.6	235.6	8.1	249.6

Comments:

1.	Series 1 – Linked to the Consumer Price Index (CPI). Principal repayment ends in June 2009.

2.	Series 2 – Linked to the Consumer Price Index (CPI). Principal repaid in 7 annual installments, between Dec-21-2007 and Dec-21-2013.

3.	Series 3 – Linked to the Consumer Price Index (CPI). Principal repaid in 9 annual installments, between July 2010 and July 2018.

4.	Principal repaid in 6 annual installments, between July 2010 and July 2015.

5.	The trustee of the debentures (Series 2) is Bank Leumi Le-Israel Trust Corporation Ltd. The responsible contact person on behalf of Bank Leumi Le-Israel Trust Corporation Ltd. is Ms. Idit Teuzer (telephone: 03-5170777).

6.	The trustee of the public debentures (Series 3, 4) is Hermetic Trust Corporation (1975) Ltd. The responsible contact people on behalf of Hermetic Trust Corporation (1975) Ltd. are Mr. Dan Avnon and /or Ms. Merav Ofer-Oren (telephone: -3-5272272).

7.	As at the date of the report, the Company has met all of the terms and undertakings of the trust notes and there exist no terms that constitute just cause for demanding the immediate repayment of the debentures.

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F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of this exposure. True to December 31, 2008, the Company entered into hedging transactions in the sum of 25 million euro, in order to hedge the cash flows for the acquisition of fixed assets from equipment vendors for Machine 8.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company, in the total sum of NIS 356.5 million. In early 2009, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 250 million, pursuant to previous transactions that were made in early 2008 and in August 2008 and terminated at the end of 2008.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

18

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at December 31, 2008:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-08	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
	In NIS thousands

Series 1 Debentures	(16)	(8)	(7,537)	8	16
Series 2 Debentures	(1,866)	(937)	(155,637)	947	1,903
Series 3 Debentures	(3,979)	(2,005)	(195,959)	2,037	4,105
Series 4 Debentures	(3,956)	(1,990)	(269,078)	2,013	4,050
Other liabilities	(134)	(57)	(31,359)	68	136
Long-term loans and capital
notes - granted	212	106	49,355	(106)	(213)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4.5% in 2008).

Regarding the terms of the debentures and other liabilities – See Note 8 to the financial statements

Regarding long-term loans and capital notes granted – See Note 4 to the financial statements

Sensitivity of €-linked instruments to changes in the(euro)exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-08	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
	In NIS thousands

Cash and cash equivalents	268	134	2,681	(134)	(268)
Designated deposits	12,575	6,287	125,747	(6,287)	(12,575)
Other Accounts Receivable	321	160	3,206	(160)	(321)
Supplier engagement
transaction - Alstom	(92)	(46)	(922)	46	92
Other Accounts Payable	(2,397)	(1,198)	(23,969)	1,198	2,397
PUT options	-	-	(836)	(2,088)	(3,412)
NIS- € forward transaction	12,293	6,996	1,304	(3,599)	(8,896)

19

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-08	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 10%	Devaluation of $ 5%
	In NIS thousands

Cash and cash equivalents	233	116	2,327	(116)	(233)
Other Accounts Receivable	1,472	736	14,722	(736)	(1,472)
Accounts Payable	(3,246)	(1,623)	(32,549)	1,623	3,246

Other accounts receivable reflect primarily short-term customer debts.

Capital note – See Note 4d to the financial statements.

Accounts payable reflect primarily short-term liabilities to suppliers.

20

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at December 31, 2007:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-07	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
	In NIS thousands

Series 1 Debentures	(54)	(27)	(14,336)	27	54
Series 2 Debentures	(2,370)	(1,191)	(191,537)	1,203	2,417
Other liabilities	(121)	(60)	(31,510)	61	122
Long-term loans and capital
notes - granted	186	93	48,644	(188)	(94)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2007).

Regarding the terms of the debentures and other liabilities – See Note 8 to the financial statements

Regarding long-term loans and capital notes granted –See Note 4 to the financial statements

Sensitivity of € -linked instruments to changes in the € exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-07	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in (euro) 5%	Decrease in € 10%
	In NIS thousands

NIS- € forward transaction	(6,038)	(4,028)	(994)	3,741	8,439

See Note 12a to the financial statements.

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-07	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 10%	Devaluation of $ 5%
	In NIS thousands

Other Accounts Receivable	1,272	636	12,720	(636)	(1,272)
Capital note	242	121	2,421	(121)	(242)
Accounts Payable	(1,036)	(518)	(10,363)	518	1,036

Other accounts receivable reflect primarily short-term customer debts.

Capital note – See Note 4d to the financial statements.

Accounts payable reflect primarily short-term liabilities to suppliers.

21

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at December 31, 2008:

NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€ -linked	Non-Monetary Items	Total

Assets

Cash and cash equivalents	8.1		2.3	2.7		13.1
Short-term deposits and investments	123.9			125.7		249.6
Other Accounts Receivable	396.0	0.9	15.8	3.2	3.9	419.8
Inventories					168.8	168.8
Current tax assets	6.3					6.3
Investments in Associated Companies	53.0				265.1	318.1
Deferred taxes on income					29.8	29.8
Fixed assets, net					767.6	767.6
Intangible Assets					31.5	31.5
Other assets					38.9	38.9
Assets on account of employee benefits	0.6					0.6

Total Assets	587.9	0.9	18.1	131.6	1,305.6	2,044.1

Liabilities
Short-term credit from banks	77.7					77.7
Other Accounts Payable	240.3		36.8	24.0		301.1
Financial liability at fair value through the
statement of income			13.9			13.9
Deferred taxes on income					76.6	76.6
Long-term loans, including current maturities	124.0	35.2				159.2
Notes (debentures) - including current
maturities	238.6	354.7				593.3
Liabilities on account of employee benefits	31.9					31.9
Other Liabilities	32.8					32.8
Equity, funds and reserves					757.6	757.6
Total liabilities and equity	745.3	389.9	50.7	24.0	834.2	2,044.1

Surplus financial assets (liabilities) as at
Dec-31-2008	(157.4)	(389.0)	(12.6)	107.6	471.4

        * As to hedging transactions associated with surplus CPI-linked liabilities, see Section F(2), above.

22

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at December 31, 2007:

NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€ -linked	Non-Monetary Items	Total

Assets

Cash and cash equivalents	2.6		7.4	157.7		167.7
Other Accounts Receivable	259.8	0.5	10.9	1.8		273.0
Inventories					69.6	69.6
Investments in Associated Companies	52.2		2.4		291.8	346.4
Deferred taxes on income					20.6	20.6
Fixed assets, net					405.2	405.2
Intangible Assets					1.6	1.6
Other assets					34.9	34.9
Assets on account of employee benefits	0.9					0.9
Total Assets	315.5	0.5	20.7	159.5	823.7	1,319.9

Liabilities
Credit from Banks	143.0					143.0
Other Accounts Payable	164.7		11.7	2.6		179.0
Financial liability at fair value through the statement of income			3.9			3.9
Deferred taxes on income					40.5	40.5
Long-Term Loans	33.5					33.5
Notes (debentures)		195.5				195.5
Liabilities on account of employee	22.4					22.4
benefits
Other liabilities - including current
maturities	31.2					31.2
Current tax liabilities					0.9	0.9
Equity, funds and reserves					670.0	670.0
Total liabilities and equity	394.8	195.5	15.6	2.6	711.4	1,319.9

Surplus financial assets (liabilities)
as at Dec-31-2007	(79.3)	(195.0)	(4.9)	156.9	112.3

23

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic and political instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

G.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

H.	Donations and Contributions

The Hadera Paper Group, within the framework of its business and social commitment, invests efforts and funds in community assistance and support, while focusing on providing help to the weaker echelons of Israeli society – and primarily teenagers.

As part of this policy, the Company makes contributions to various institutions active in the said areas. The Group’s contributions and activity through the Shenkar Foundation amounted to NIS 456 thousand in 2008.

In parallel, through its employees, the Company also participates in volunteer activity in the community, for promoting these same objectives.

This year the company focused on donations to youth clubs, community centers operating in the afternoons – with the intention of fortifying and enriching teenagers while granting them a proper opportunity. During this year assistance was provided to two projects: children's club in the Eastern Worker neighborhood of Hadera and youth studying centers in Hadera.

Moreover the company is active in the granting of student scholarships, through the Shenkar Foundation, that was established by the company together with its Austrian strategic partner in Mondi Hadera. The total contributions of the company through the Shenkar Foundation amounted to NIS 90 thousand.

24

I.	Members of the Board of Directors Possessing Financial Skills and Qualifications

The minimum number of company directors possessing accounting and financial qualifications and skills was determined to be two for the company, in consideration of the nature of the accounting and financial issues that are raised in the preparation of the company’s financial statements, in view of the company’s areas of operation and in consideration of the composition of the board of directors as a whole, that includes individuals possessing business, management and professional experience that enables them to deal effectively with the tasks of managing the company, including reporting duties.

The members of the company’s board of directors who possess accounting and financial qualifications and skills are:

Avi Yehezkel –	Holds a degree in Economics from Tel Aviv University and a Masters’degree in Law from Bar-Ilan University. External director at Bank Yahav. Served as a Knesset member between 1992-2003, also served as Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital Market Sub-Committee, Chairman of the Banking Sub-Committee and member of the Finance Committee.

Ari Bronshtein –	Holds a Bachelor's degree in Management and Economics from Tel Aviv University and a Master’s degree in Management, Accounting and Finance from Tel Aviv University. Serves as VP of Discount Investments Ltd.; Director at Elron Electronic Industries Ltd. Former VP of Economics and Business Development and Director of Finance and Investments at Bezeq –The Israel Telecommunications Company Ltd.

Itzhak Manor –	Holds an MBA from Hebrew University. Serves as director at various publicly-traded and privately-held companies within the IDB Group; Chairman of companies in the David Lubinsky Group Ltd.; member of the Balance Sheet Committee at Israel Union Bank Ltd.

Amos Mar-Haim –	Holds a BA in economics and an MBA from Hebrew University. Formerly served and currently serves as Chairman or Deputy Chairman at publicly-traded or privately-held companies. Member of the Israeli Accounting Standards Board.

Amir Makov –	Holds a Law degree from Hebrew University and an Engineering degree from the Haifa Technion.Serves as Chairman of the Israel Petroleum and Gas Institute, served as CEO of Haifa Chemicals Ltd., Sonol Israel Ltd.. Served and serves as a director of various publicly-traded and privately-held companies including Leumi Card Ltd., Dead Sea Works Ltd., Dead Sea Bromine Ltd. and more.

25

J.	The Company’s Internal Auditor

a.	Auditor’s Name: Eli Greenbaum In the position since: July 16, 2006 Credentials: CPA

b.	The Auditor is employed by the Company.

c.	The Company’s Audit Committee has approved the appointment of the Auditor on March 7, 2006. The Auditor is a CPA by training and has dealt in Treasury positions at the Company for 20 years and consequently possesses the necessary skills for the job.

d.	The Internal Auditor is supervised by the General Manager.

e.	The work plan for internal auditing is annual. The work plan is determined on the basis of: A five-year plan, covering numerous issues that were approved by the Audit Committee according to the auditing needs of the Company and covers issues that the Internal Auditor believes warrant his examination and consideration in the course of the current year. The work plan is determined by the Internal Auditor and the Audit Committee. The work plan is approved by the Audit Committee. The judgment of the Internal Auditor in terms of deviations from the audit program, subject to the approval of the Company’s Audit Committee. The Internal Auditor participated in a meeting of the Audit Committee that discussed and approved an engagement in the form of a rental agreement with Gav-Yam, Bayside Land Corporation Ltd., a publicly-traded company indirectly controlled by the Company’s controlling shareholder. For further details, see the Company’s reports dated September 25, 2008.

f.	The Internal Auditing program includes auditing topics in corporations that constitute significant holdings of the Company.

g.	Scope of employment: Full-time job as Auditor, plus an assistant. The auditing hours number a total of 370 monthly hours, totaling 4,100 hours annually, divided equally between the corporation and its investee companies:

Audited body	Estimated hours of audit annually

Internal auditing at the Company	370 hours
Auditing at investee companies	3,730 hours
Total hours	4,100 hours

The internal auditor conducts his audit in accordance with acceptable professional standards for internal audit in Israel and overseas, and according to the Company’s Board of Directors, based on the assessment of the Company’s Audit Committee, the internal auditor complies with the requirements set forth in those standards.

h.	The Company declares that it has granted the Internal Auditor free, constant and direct access to all the information at the disposal of the Company and the investee companies.

26

i.	Audit reports were submitted in writing and discussed on the following dates:

Submitted	Discussed

Mar-6-08	Mar-10-08
May-6-08	May-11-08
Aug-5-08	Aug-7-08
Nov-6-08	Nov-10-08

j.	The scope of employment of the Internal Auditor is determined according to a cycle that renders it possible to audit all the significant topics at the Company, once every few years.

This scope of activity, the nature, the continuity of operation and the work plan of the Internal Auditor – are reasonable – according to the estimation of the Company’s Audit Committee, while rendering it possible to realize the Internal Audit objectives of the organization.

k.	The Auditor is employed by the Company. The Board of Directors believes that the compensation received by the Internal Auditor does not influence his professional judgment.

K.	Senior Employee Compensation

In determining the compensation and bonuses of senior employees, the directors and Compensation Committee took into consideration the position and standing of each executive and his contribution to the operations and business of the Company. Labor wage expenses and benefits granted to senior executives and position holders are reasonable and reflect the company’s accomplishments, based on its results as compared with 2007 and as compared with market standards.

The implementation of IFRS in the financial statements had a negative impact on the financial statements for 2008, see Section C(3)3, above.

In January 2008, the board of directors decided to adopt a senior employee stock option plan. In the first quarter of 2008, a sum of 250,500 stock options were allocated to senior employees at associated and consolidated companies, and on January 8, 2009 – a sum of 34,000 options were granted, out of the 35,250 allocated to the trustee, for future granting to the Group. Total general expenses for this program are estimated at NIS 15.5 million. The plan’s impact on the consolidated financial statements is estimated at NIS 13.8 million.

As part of the alignment with the global economic crisis, the Company’s management adopted a policy of mutually-agreed pay cuts for executives. In this framework, the senior executives and position holders mutually consent to waiving between 8% and 10% of their wages in 2009.

27

L.	Auditing CPA Fees

Current Fees

In 2008, fees paid to the Company’s auditing CPA, inclusive of audit services –including audits of internal auditing for financial reporting – amounted to approximately $326 thousand, compared to $312 thousand in 2007. The hours invested by the auditing CPAs on account of these services amounted to 7,190 hours and 7,800 hours in the years 2008 and 2007, respectively.

Below are details of the total fee payable to the auditing CPA of the Company and its subsidiaries in the reported year and in the preceding year:

	2008		2007
	Thousands of $	Hours	Thousands of $	Hours

Corporate auditing and auditing of tax reports for
the company (including shelf prospectus in 2008).	206,000	5,140	150,000	4,510
Auditing of internal auditors	73,000	1,200	120,000	2,400
IFRS Auditing services	-	-	22,000	440
Miscellaneous	46,800	850	20,000	450
Total	325,800	7,190	312,000	7,800

M.	External Directors

The Company chose not to adopt in its Article of Association provision with regard to the percentage of external board members.

N.	Negligibility procedure

1.	On August 5, 2008, the amendment to Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter: “the Periodic Report regulations”) became effective. In conjunction with this amendment, reporting requirements applicable to public companies in respect of transactions with a controlling shareholder or transactions with another person in which a controlling shareholder has a personal interest (hereinafter: “transactions with a controlling shareholder”) were expanded to also include transactions which are not exceptional transactions, as defined by the Companies Law, except for transactions classified as negligible in the most recent financial statements.

On March 8, 2009, the Company’s Board of Directors resolved to adopt rules and guidelines for categorizing a transaction of the Company or of one of its consolidated subsidiaries – with a controlling shareholder (“controlling shareholder transaction”) – as a negligible transaction as set forth in Regulation 64(3)(d)(1) of the Securities Regulations (Preparation of Annual Financial Statements), 1993. These rules and guidelines shall also serve to examine the extent of disclosure in the periodical reports and the prospectus ( including shelf prospectus reports) regarding a transaction of the Company, Corporation under its control and any affiliated company, with a controlling shareholder, or in whose approval a controlling shareholder possesses a personal interest, as set forth in Regulation 22 of the Periodic Report Regulations and in Regulation 54 of the Securities Regulations ( Prospectus Details and Prospectus Draft – Form and Shape) – 1969, as well as for the purpose of submitting an immediate report regarding a said transaction of the company, as stipulated in Regulation 37(a)(6) of the Periodic Report Regulations.

28

2.	The Company and its consolidated and affiliated companies, in the normal course of their business, execute or may execute transactions with interested parties, as well as undertakings to conduct transactions with interested parties in relation to the purchase or sale of products or services, including transactions of the following types and having the following attributes: Transactions related to money management deposited with Provident Funds and Continuing Education Funds, telecommunication services, leasing and rental of real estate assets, financial services (including portfolio management and investment consulting), banking services, economic consulting services, tourism services, advertising and marketing campaigns, legal services, purchasing, purchase and rental of vehicles, vehicle garage services, waste treatment, archive services, dispatch services, administrative services and engagements with equipment vendors for regular use, product sales, rental of heavy mechanical equipment, transportation services and earthwork, purchasing gift coupons and various types of insurance.

3.	In the absence of any special qualitative considerations arising from the circumstances, a transaction with an interested party shall be deemed negligible if it is not an exceptional transaction and if the applicable benchmark calculated for (one or more) transactions is less than one percent (1%).

Any interested party transaction classified as a negligible transaction, one or more of the criterions relevant to the specific transaction will be calculated based on the recent annual consolidated financial statements of the Company: (a) Sales ratio – total sales covered by the interested party transaction divided by total annual sales; (b) Sales cost ratio – cost of the interested party transaction divided by the total cost of annual sales; (c) Earnings ratio – the actual or projected profit or losses attributed to the interested party transaction divided by the average annual profit or loss in the last three years, calculated on the basis of the last 12 quarters for which reviewed or audited financial statements were published; (d) Assets ratio – the amount of assets covered by the interested party transaction divided by total assets; (e) Liabilities ratio – the liability covered by the interested party transaction divided by total liabilities;

Thus, for example, the applicable benchmark for a transaction involving the purchase of goods or services would typically be the ratio of cost of sales.

In cases where, at the Company’s discretion, all the aforementioned quantitative benchmarks are not applicable for evaluation of the negligibility of the transaction with an interested party, the transaction shall be deemed negligible, in accordance with another applicable benchmark to be determined by the Company, provided that the applicable benchmark calculated for said transaction is less than one percent (1%).

4.	The negligibility of the transaction should also be reviewed in qualitative aspects; thus, for example, a transaction with an interested party shall not usually be deemed negligible if it is conceived as a significant event by the Company’s management, and if it serves as a basis for making managerial decisions, or if in the course of the transaction with an interested party, the latter is expected to receive benefits which are important to disclose publicly.

29

5.	The negligibility of a transaction will be examined on an annual basis for the purpose of reporting within the framework of a periodical report, financial statements and a prospectus (including shelf prospectus reports), while consolidating all of the transactions of the same type with the relevant controlling shareholder, or with corporations controlled by the same shareholder. For the purposes of immediate reporting, the negligibility of the transaction will be examined as a single transaction provided that separate transactions, that are in fact interconnected, and that are in fact part of the same engagement (for example: conducting negotiations regarding the entirety of the transactions), shall be examined as a single transaction. It is hereby clarified that separate transactions made frequently and repeatedly every period, that are not interconnected (such as the purchase of inventories every period from a controlling shareholder, on the basis of ad hoc orders, and where there exists no undertaking for the said purchase), shall be examined on an annual basis for the purpose of reporting as part of a periodical report, financial statements and a prospectus (including shelf prospectus reports) and on the basis of the specific transaction for the purposes of immediate reporting. In general, the Company shall assume that all of the transactions classifiers negligible by its investee companies, are indeed negligible at the Company level as well.

O.	Detailed processes undertaken by the Company’s supreme supervisors, prior to the approval of the financial statements

The Company’s Board of Directors has appointed the Company’s Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the company’s auditing CPAs, who are instructed to present the principal findings – if there are any – that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from company executives and others, including: CEO – Avi Brener, and CFO – Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions – if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

30

The approval of the financial statements involves several meetings, as necessary: The first is held by the Audit Committee to discuss the material reporting issues in depth and at great length, whereas the second is held by the Board of Directors to discuss the actual results. Both meetings are held in proximity to the approval date of the financial statements. As to the supreme supervision regarding the impact of the transition to international financial reporting standards, the Committee held a detailed discussion regarding the said disclosure and the accounting policy implemented in its respect.

By: /s/ Zvika Livnat —————————————— Zvika Livnat Chairman of the Board of Directors	By: /s/ Avi Brener —————————————— Avi Brener General Manager

31

Exhibit 3

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

HADERA PAPER LTD

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel

Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

Report of Independent Registered Public Accounting Firm

To the shareholders of
Hadera Paper ltd.

We have audited the accompanying consolidated balance sheets of Hadera Paper Ltd. (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, consolidated statement of recognized income and expenses and consolidated cash flows of the Company for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 20% of total consolidated assets as of December 31, 2008, and whose revenues constitute approximately 25% of total consolidated revenues for the year ended December 31, 2008.

Likewise we did not audit the financial statements of certain associated companies, the Company’s interest in which as reflected in the balance sheets as of December 31, 2007 is 45,933 Thousands NIS, and the Company’s share in their profits or losses is a net amount of 1,440 and 7,627 Thousands NIS, for the years ended December 31, 2008 and 2007 respectively. The financial statements of those companies were audited by other Independent registered Public Accounting Firms whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of operations, changes in shareholders’ equity and cash flows of the Company on consolidated basis, for each of the two years in the period ended December 31, 2008, in conformity with international financial reporting standards and in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
      March 11, 2009

HADERA PAPER LTD

CONSOLIDATED BALANCE SHEETS

		December 31
	Note	2 0 0 8	2 0 0 7
		NIS in thousands

Current Assets
Cash and cash equivalents	2e	13,128	167,745
Designated deposits	2e	249,599	-
Accounts receivable:	13a
Trade receivables		318,926	178,553
Other receivables		100,888	94,415
Current tax assets		6,271	-
Inventories	13b	168,755	69,607

		857,567	510,320

Non-Current Assets
Fixed assets	5	767,542	405,231
Investments in associated companies	4	318,101	346,403
Deferred tax assets	11	29,848	20,622
Deferred lease expenses	6	36,344	34,900
Other intangible assets	7	31,519	1,578
Other assets		2,549	-
Employee benefit assets	9	624	861

		1,186,527	809,595

		2,044,094	1,319,915

Current Liabilities
Credit from banks	8b, 13c	77,655	143,015
Current maturities of long-term notes and long term loans	8a, b	76,469	42,775
Trade payables	13d	195,020	108,409
Other payables and accrued expenses	13d	106,062	70,585
Other financial liabilities	8c	32,770	-
Financial liabilities at fair value through profit and loss	2p(2)	13,904	3,901
Current tax liabilities		-	908

		501,880	369,593

Non-Current Liabilities
Loans from banks and others	8b	121,910	28,127
Notes	8a	554,124	158,134
Other financial liabilities	8c	-	31,210
Deferred tax liabilities	11	76,641	40,515
Employee benefit liabilities	9	31,910	22,365

		784,585	280,351

Capital and reserves	10
Issued capital		125,267	125,267
Reserves		299,949	308,267
Retained earnings		306,097	236,437

Capital and reserves attributed to shareholders		731,313	669,971
Minority Interests		26,316	-
Total capital and reserves		757,629	669,971

		2,044,094	1,319,915

———————————————— Z. Livnat Chairman of the Board of Directors	———————————————— A. Brener Chief Executive Officer	———————————————— S. Gliksberg Chief Financial and Business Development Officer

Approval date of the financial statements: March 11, 2009.

The accompanying notes are an integral part of the financial statements

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
	Note	2 0 0 8	2 0 0 7
		NIS in thousands

Revenue	13e	673,484	583,650
Cost of sales	13f	542,387	440,739

Gross profit		131,097	142,911

	13g
Selling, marketing, general and administrative expenses
Selling and marketing expenses		45,674	31,344

General and administrative expenses		54,970	35,991

Other (income) expenses, net	13k	(4,898)	4,467

Total expenses		95,746	71,802

Profit from ordinary operations		35,351	71,109

Finance income		12,069	10,648
Finance expenses		27,112	32,817

Finance expenses, net	13j	15,043	22,169

Profit after financial expenses		20,308	48,940

Share in profit of associated companies, net	4	51,315	856

Profit before taxes on income		71,623	49,796

Taxes on income	11	3,663	18,261

Profit for the year		67,960	31,535

Attributed to:
Company shareholders		69,710	31,535
Minority interests		(1,750)	-

		67,960	31,535

	NIS

Earning for regular share of NIS 0.01 par value (see note 14):
Primary attributed to Company shareholders	13.77	7.63

Fully diluted attributed to company shareholders	13.77	7.62

Number of share used to compute the primary earnings per share	5,060,774	4,132,728

Number of share used to compute the fully diluted earnings per share	5,060,774	4,139,533

The accompanying notes are an integral part of the financial statements

HADERA PAPER LTD

CONSOLIDATED STATEMENT
OF RECOGNIZED INCOME AND EXPENSES

		Year ended December 31
	Note	2 0 0 8	2 0 0 7
		NIS in thousands

Exchange differences arising on translation of foreign operations	10	(25,996)	3,810
Profit (loss) on cash flow hedges, net	10	(5,564)	(652)
Actuarial profit (loss) and defined benefit plans, net	10	(1,808)	-
Reevaluation from step acquisition	10	17,288	-

Net income (loss) recognized directly in equity		(16,080)	3,158

Transfer to profit or loss from equity on cash flow hedges, net	10	1,467	17
Profit for the year		67,960	31,535

Total recognized income and expense for the period		53,347	34,710

Attributed to:
Company shareholders		55,115	34,710
Minority interests		(1,768)	-

		53,347	34,710

The accompanying notes are an integral part of the financial statements

HADERA PAPER LTD

CONSOLIDATED CASH FLOWS STATEMENTS

	Year ended December 31
	2 0 0 8	2 0 0 7
	NIS in thousands

Cash flows - operating activities
Net Profit for the year	67,960	31,535
Taxes on income recognized in profit and loss	3,663	18,261
Finance expenses recognized in profit and loss	15,043	22,169
Capital loss on sale of fixed assets	(284)	1,403
Capital loss on sale investment in associated company	-	28
Share in profit of associated companies	(51,315)	(856)
Depreciation and amortization	59,784	36,138
Share based payments expense	4,913	-
Gain from negative goodwill	(14,664)	-

	85,100	108,678

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	66,805	(5,416)
Increase in inventories	(19,868)	(7,498)
Increase (Decrease) in trade and other payables	(15,804)	18,646
Increase in financial liabilities at fair value through profit and loss	10,003	2,289
Increase (Decrease) in employee benefit liabilities	(4,182)	2,913

	36,954	10,934

Tax Payments	(8,182)	(27,755)

Net cash generated by operating activities	113,872	91,857

The accompanying notes are an integral part of the financial statements

HADERA PAPER LTD

CONSOLIDATED CASH FLOWS STATEMENTS

	Year ended December 31
	2 0 0 8	2 0 0 7
	NIS in thousands

Cash flows - investing activities
Acquisition of fixed assets	(230,053)	(83,363)
Acquisition of subsidiaries	(70,567)	-
Proceeds from sales of fixed assets	825	31,415
Investment in designated deposits	(255,244)	-
Interest received	7,764	1,716
Prepaid leasing expenses	(2,622)	(2,596)
Acquisition of other assets	(2,770)	-
Associated companies:
Granting of loans and shares purchasing	(422)	(318)
Collection of loans	2,851	2,893
Proceeds from sale of investment of associated companies	-	27,277

Net cash used in investing activities	(550,238)	(22,976)

Cash flows - financing activities
Proceeds from private share allocating	-	211,645
Proceeds from issuing notes	424,617	-
Short-term bank credit - net	(111,444)	(59,988)
Borrowings received from banks	39,448	-
Repayment of borrowings from banks	(11,801)	(5,212)
Interest Paid	(20,360)	(24,994)
Redemption of notes	(38,904)	(37,167)

Net cash generated by financing activities	281,556	84,284

Increase (decrease) in cash and cash equivalents	(154,810)	153,165
Cash and cash equivalents beginning of period	167,745	13,621
Net foreign exchange difference	193	959

Cash and cash equivalents end of period	13,128	167,745

The accompanying notes are an integral part of the financial statements

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former – American Israeli Paper Mills Limited) and its subsidiaries (hereafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter – the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 19.

B.	Definitions:

The Company	-	Hadera Paper Limited.

The Group	-	the Company and its Subsidiaries.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities law and Regulations 1968.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Associated Companies	-	companies in which the Group has significant influence, and the Group investments in them, directly or indirectly are included in the financial statements using the equity method.

Affiliated Companies	-	Subsidiaries and associated companies.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

(1)	Basis of preparation

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (hereafter – IFRS).

The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a manner consistent with previous reporting periods presented in these consolidated financial statements and in accordance to the opening balance sheet.

(2)	First term IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the above mentioned, the consolidated financial statements, as of December 31, 2008 and for the year then ended, have been prepared under accounting policies consistent with International are the first consolidated Financial Reporting Standards.

In these consolidated financial statements the Company applied IFRS 1 – “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the Financial Statements and expected to be affective as of December 31, 2008.

In implementing the transitional rules as above, the Group elected to apply the following concessions permitted by IFRS 1:

1.	Share based payments

The rules of IFRS 2, which deals with share based payments, were not retroactively applied with regard to capital instruments which had been granted prior to November 7, 2002 and vested before the transition date.

2.	Translation differences

The company elected to desist from retroactively applying the rules of IAS 21 for translation differences accumulated as of January 1, 2007 with respect to foreign operations. As a result, accumulated translation differences have not been included in the Opening Balance Sheet.

3.	Deemed cost for items of fixed assets

IFRS 1 permits the measurement of items of fixed assets as of the transition date to the IFRS, or at an earlier date, on the basis of a revaluation executed according to previously applied generally accepted accounting principles, as deemed cost as of the date of the revaluation, if, in general, the revaluation was comparable to cost or undepreciated cost according to the IFRS, adjusted for changes such as changes in the index of prices.

Through December 31, 2007, the company adjusted its financial statements to changes in the rate of exchange of the dollar, in accordance with the rules of Accounting Opinion 36 of the Institute of Certified Public Accountants.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(2)	First term IFRS standards adoption (cont.)

3.	Deemed cost for items of fixed assets (cont.)

For purposes of the transition to reporting pursuant to the IFRS, the company chose to apply the concession in IFRS 1 as above and to measure the items of its fixed assets acquired or constructed through December 31, 2003 at deemed cost as of that date, based on their amounts, as adjusted to changes in the rate of exchange of the dollar up to that date.

Prior to the adoption of the IFRS, the Group prepared its financial statements according to accounting principles generally accepted in Israel. The latest annual financial statements of the company according to accounting principles generally accepted in Israel were prepared as of December 31, 2007 and for the year ended on that date. Comparative figures for that period were restated in these financial statements pursuant to the IFRS.

See Note 21 with respect to the material differences between reporting pursuant to the IFRS and reporting according to Israeli generally accepted accounting principles, as they are relevant to the Group.

B.	The financial statements are drawn up in conformity with accounting principles generally accepted in Israel and in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993, except for regulations that do not allow for the implementation of IFRS standards, or permissible regulations there under.

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

—	Derivative financial instruments measured by fair value.

—	Inventories are stated at the lower of cost and net realizable value.

—	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

—	Liabilities to employees as described in note 2W below.

D.	Foreign currencies

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements, see note 2Y (3) as follows with regard to the exchange rate and the changes in them during the reported period.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Foreign currencies (cont.)

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period which they were created, except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (Hedge accounting details are set out in Note 2Q below) and for rate differences of loans taken in different currency then NIS (see note 2M below).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations of affiliated company (mainly because of it’s investment in a subsidiary company that presents it’s financial statements in foreign currency) are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

E.	Cash and cash equivalents

Cash and cash equivalents include deposits that can be withdrawn anytime as well as short-term bank deposits that are not restricted in use, with a maturity of three months.

Deposits that are restricted in use or whose maturity at the time of investment, is greater than three months but less than one year are classified under designated deposits.

F.	Basis of consolidation

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2Z below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Basis of consolidation (Cont.)

(2)	Minority interests

Minority interests in net assets (except for goodwill) of consolidated subsidiaries are presented separately under the Group’s shareholders’ equity. Minority interests include the sum of these interests on the date of the business combination (see below) as well as the share of minority shareholders in the changes that occurred in the capital of the consolidated company subsequent to the date of the business combination. Losses of consolidated subsidiaries that relate to minority, which exceed the minority interests in the shareholders’ equity of the consolidated subsidiary, are allocated to minority interests up to the amount in which the minority has a valid obligation and ability to perform additional investments to cover the losses.

G.	Business combinations

Acquisitions of consolidated subsidiaries and activities are measured by using the purchase method. The cost of a business combination is measured based on the aggregate fair value (as of the date of exchange) of the assets acquired, liabilities incurred and capital instruments issued by the group in exchange for obtaining control in the acquired company, plus any acquisition costs incurred to the group which directly relate to the business combination. The identifiable assets of the acquired company, liabilities and contingent liabilities that meet the recognition criteria in accordance with IFRS 3 regarding business combinations are recognized at fair value on the date of acquisition, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 regarding non-current assets held for sale and discontinued activities, which are recognized and measured at fair value net of selling costs.

Goodwill arising from the business combination is recognized as an asset and initially measured at cost, which represents the excess cost of the business combination over the group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities that were recognized. If, after re-assessment, the total group’s interests in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceed the cost of the business combination, the excess must be immediately recognized in the statement of income.

In business combinations, where control is obtained after several exchange transactions (acquisition in stages) the assets, liabilities and contingent liabilities of the acquired company will be measured at fair value on the date in which control was obtained, while the difference between their fair value on the date of the acquisitions that preceded the business combination and their fair value on the date of the business combination shall be carried to a “Capital reserve from reevaluation from step acquisition”, which is transferred to retained earnings on the date in which the item in respect of which has been created is amortized or retired to income statement.

The interests of minority shareholders in the acquired company are initially measured on the date of the business combination in accordance with their pro rata share in the net fair value of the assets, liabilities and contingent liabilities that were recognized. As to the accounting policy with respect to minority interest see note 2(F)2 above.

As to the publication of IFRS 3 (amended) “Business Combinations”, see note 2Z below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Investments in associated companies

An associated company is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The financial statements of the consolidated companies adopted to the accounting policies of the group.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition change in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interest that, in substance, form part of the Group’s net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Where a group entity transacts with an associate of the Group material, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

I.	Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition.

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then, the remaining impairment loss is allocated to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Spare parts which are not used on a current basis are designated for use in the context of specific items of fixed assets, where necessary. The reason for holding them is to prevent delays in the manufacturing process and to avoid a shortage in spare parts in the future. The spare parts that are not used on a current basis have not been installed on items of fixed assets and are, therefore, not available for use in their present state. In the light of this, spare parts that are not being used currently are presented with fixed assets and are depreciated beginning from the date that they are installed on the items of fixed assets for which they were purchased.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. The depreciation starts once the asset is ready for use and takes into consideration of the anticipated scrap value at the end of the asset’s useful lives.

The annual depreciation and amortization rates are:	Years

Buildings	10-50
Machinery and equipment	7-20
Motor vehicles	5-7
Office furniture and equipment	3-17

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Intangible assets

(1)	Intangible assets, except for goodwill

Intangible assets are defined as identifiable, non-monetary assets without physical substance.

Intangible assets with an indefinite useful life are not amortized. Instead they are tested for impairment once a year or more frequently if indications exist that there may a decline in the value of the asset in accordance with the provisions of IAS 36. The useful life of intangible assets with an indefinite useful life is estimated at the end of each reporting year. The accounting treatment with respect to the useful life of an intangible asset that has changed from indefinite to finite, is carried out prospectively.

Intangible assets with a definite useful life are amortized using the straight line method over the estimated useful life of the assets subject to an impairment test. The accounting treatment of the change in the estimated useful life of an intangible asset with a finite life, is carried out prospectively.

As to the accounting treatment of goodwill see note 2I.

The useful life which is used to amortize intangible assets with a finite useful life is as follows:

Customer relations	5-10 years
Software	3 years

(2)	Intangible assets acquired under a business combination

Intangible assets acquired under a business combination are identified and recognized separately from goodwill when the meet with the definition of intangible asset and their fair value can be measured reliably. The cost of these intangible assets is their fair value on the date of the business combination.

In subsequent periods to the initial recognition, intangible assets acquired under a business combination are presented at cost less any accumulated amortization and subsequent accumulated impairment loss. The amortization of intangible assets with a finite life is calculated based on the straight line method over the estimated useful life of these assets. The estimated useful life and method of amortization are tested at the end of each reporting year while the effect of changes in the estimates useful life is accounted for prospectively.

As to the amendment of IAS 38 “Intangible Assets” under the improvements to International Financial Reporting Standards see note 2Z.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Impairment of value of tangible and intangible assets, excluding goodwill

At each balance sheet date, the Group examines the book value of its tangible and intangible assets for the purpose of determining whether there are any indications that point towards losses from impairment of value of these assets. Should there be any such indications, the recoverable amount of the asset is estimated for the purpose of determining the amount of the loss from impairment of value that was created, if at all. If it is not possible to estimate the recoverable value of an individual asset, the Group estimates the recoverable value of the cash- generating unit to which the asset is relevant. Shared assets are also allocated to individual cash generating units to the extent that a reasonable and consistent basis can be identified for such allotment. Should allocating the shared assets to individual cash generating units on the above basis not be feasible, the shared assets are allocated to the smallest groups of cash generating units as to which a reasonable and consistent basis for allocation can be identified.

Intangible assets with an indefinite useful life and intangible assets that are still not available for use are tested for impairment once a year or more frequently if indications exist that there may a decline in the value of the asset.

The recoverable amount is the higher of the sales price of the asset, less selling costs, and of its utility value. In estimating utility value, an approximation of future cash flows is discounted to their present value, using a pre- tax discount rate which reflects the current market estimates of the value of money over time and the specific risks for the asset for which the estimate of future cash flows has not been adjusted.

If the carrying value of the asset (or of the cash generating unit) exceeds recoverable amount, the book value of the asset (or of the cash generating unit) is reduced to its recoverable amount. The impairment loss is recognized immediately to as an expense in the statement of income.

If an impairment loss that was recognized in previous periods is reversed, the book value of the asset (or of the cash generating unit) will be restored back to the estimate of the up to date recoverable value but not to exceed the book value of the asset (or of the cash generating unit) that would have existed, had a related impairment loss not been recognized in prior periods. The reversal of the loss from impairment of value is immediately recognized in the statement of income.

As to the impairment of goodwill see note 2I. As to the impairment of investment in an affiliate company, see note 2H.

M.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are assed to the costs of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

The rest of the borrowing costs are recognized in profit or loss.

For the effect of the issuance of IAS 23 (revised) “Borrowing costs” see Note 2Z below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Inventories that purchased on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

Cost determined as follows:
Raw, auxiliary materials and others	Based on weighted-average basis.
Finished products and products in process	Based on overhead absorption costing.

The spare parts that are in continuous use, are not associated with the specific fixed assets. Some of these spare parts are even sold to the Group’s affiliated companies, as needed, and are part of the inventory. Based on the experience accumulated by the Company, these spare parts are held for no longer than 12 months. In light of the above, the spare parts that are in continuous use are presented in inventory clause, and recognized in the profit and loss report when used.

O.	Financial assets

(1)	General

Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into loans and receivables and to financial assets through profit and loss. The classification of those categories arises from the reason of the financial assets holding and it is determined at its initial recognition.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Financial assets (Cont.)

(2)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or

—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

—	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(4)	Impairment of financial assets

Financial assets, except for financial assets classified as at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

—	Significant financial difficulty of the issuer or counterparty; or

—	Default or delinquency in interest or principal payments; or

—	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain financial assets, such as customers as to which no indications of value impairment have been identified, the company evaluates value impairment on a specific basis, in reliance on past experience and changes in the level of delinquency in payments, as well as economic changes related to the sector and the economic environment in which it operates.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Financial liabilities and equity instruments issued by the Group

(1)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities “at FVTPL” or “Other financial liabilities” for the published IAS 32 (amended), financial instruments: present an IAS-1: presentation of financial statements see note 2Z as follows.

(2)	Options to sell sales of an investee

The company has an obligation that is derived from an option that it gave for the sale of shares of an investee, which provide the holder thereof with the right to sell its holdings in the investee in consideration of a variable amount of cash.

The value of the option was computed according to the economic value of the option and is presented with non current liabilities, and classified as a liability at fair value through operations.

Any gain or loss that results from changes in the fair value of the option is recognized in operations.

See Note 4B (3) below for further details on the conditions of the option.

(3)	Other financial liabilities

Other financial liabilities (capital note issued to an investee), are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Financial liabilities which stand for immediately payment, presented at their full value.

For the treatment at CPI-linked other financial liabilities see note 2P (4) below.

(4)	CPI-linked liabilities

The Company has liabilities that are linked to the Consumer Price Index (hereinafter –the CPI), which are not measured at fair value under the statement of income. The Company determines the effective interest rate in respect of these liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the balance sheet date.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts on exchange rate, options on exchange rate and contracts on the CPI due to notes.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

The Group implements cash flow hedge accounting both in respect of future transactions, foreign currency deposits and options transactions on foreign currency that are designed to secure payments for the acquisition of fixed assets in foreign currency in respect of future transactions for the purchase or sale of foreign currency that are designed to secure payments for imports and which are linked to foreign currency and in respect of future transaction on the Consumer Price Index, which are designed to secure payments on CPI-linked bonds.

The effective part of the changes in the value of financial instruments designed for cash flow hedging is immediately recognized in shareholders’ equity under the headline “capital reserve in respect of cash flow hedging” and the non-effective part is immediately recognized in the statement of income.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Derivative financial instruments (Cont.)

(2)	Hedge accounting (Cont.)

Hedge accounting for cash flows is discontinued when the hedging instrument expires, sold or realized of when the hedging relations no longer meet the threshold conditions for hedging. After the discontinuation of hedge accounting, the amounts carried to shareholders’ equity are carried to the income statement while the hedged item or the hedged projected transactions are recorded in the income statement.

When hedging a forecasted transaction on non-monetary assets (fixed income), the capital reserve is added to the initial cost of the hedged item immediately upon the initial recognition of said item and recorded in the income statement over the period of amortization of the fixed asset in respect of which it was recorded.

R.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(3)	Dividends

Revenue is recognized when the Group’s right to receive the payment is established.

(4)	Reporting of revenues on a gross basis or a net basis

The Company’s revenues as an agency or intermediary from providing electricity, water, steam, and logistical services to the Group without bearing the risks and returns that derive from the transaction are presented on a net basis.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Leasing

Leases are classified as finance leases whenever the term of the lease transfer substantially all the risks and rewinds of ownership to the lessee. All other leases are classified as operating leases.

Leases of land from the Israel Lands Administration

Leases of land from the Israel Lands Administration are classified as operating leases. The deferred lease payments that were made on the date of the start of the lease are presented in the balance sheet with Deferred lease expenses, and are amortized on the straight line basis over the balance of the lease period, including the extension option.

The company has land lease rights from the Municipality of Tel Aviv which comply with the definition of investment real estate, and, pursuant to IAS 40, have been classified as operating leases and not as investment real estate.

T.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present bligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

U.	Share – Based payments

In accordance with IFRS 2 and IFRIC 11, equity-settled share based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The Company determines the fair value of equity-settled share-based transaction according to the Black-Scholes model. Details regarding the determination of the fair value of share-based transactions are set out in note 10.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the equity-settled employee benefits reserve.

For the effect of the issuance of amendment to IFRS 2 Share Based Payment- Vesting and Revocation Conditions, see note 2Z below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Taxation

(1)	General

Income tax expense represents the sum of the tax currently payable and change in deferred tax excluding deferred tax as result of transaction that was attribute directly to the equity.

(2)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(3)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Employee benefits

(1)	Post-Employment Benefits

The Group’s post-employment benefits include: benefits to retirees and liabilities for severance and retirement benefits. The Group’s post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group’s employees have signed Section 14 to the Severance Law, 1963, pursuant to which the Group’s regular deposits with pension funds and/or insurance policies exempt it from any further obligations to the workers, for whom said amounts were deposited. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group’s obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the statement of recognized income and expenses on the date they were incurred. The Past Service Cost is immediately recognized in the Group’s income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

The Group’s liability in respect of the Defined Benefit Plan which is presented in the Group’s balance sheet, includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial profits (losses), which were not yet recognized and less past service cost that was not yet recognized, net of the fair value of the plan’s assets. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the company include liabilities for vacation pay. These liabilities are recorded to operations in accordance with the projected unit credit method, through the use of actuarial estimates which are performed at each balance sheet date. The present value of the company’s obligation for vacation pay was determined by means of the capitalization of anticipated future cash flows from the program at market yields of government bonds, denominated in the currency in which the benefits for vacation will be paid and having redemption dates nearly identical to the forecasted payment dates of the vacation pay.

Gains and losses are recorded to the statement of operations at the time that they are created. Past service cost is immediately recognized in the financial statements of the company.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Employee benefits (Cont.)

(3)	Short term employee benefits

Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Short term company benefits include the company’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

X.	Net income per share

The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net incomeper share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income per share from continuing activities).

Y.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the balance sheet date.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period (the index of the month of the financial reports).

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI "in respect of" (in points)

As of:
December 31, 2008	3.802	5.297	198.42
December 31, 2007	3.846	5.659	191.15

	%	%	%

Increase (decrease) during the:
Year ended December 31, 2008	(1.1)	(6.39)	3.8
Year ended December 31, 2007	(9.0)	1.7	3.4

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations

(1)	New effective standards and interpretations, which are implemented in these financial statements

—	IFRS 2, IFRIC 11 - "Group and Treasury Share Transactions"

IFRIC 11 provides guidance on applying IFRS 2 with respect to certain arrangements of share-based payments involving an entity’s own equity instruments as well as arrangements involving the parent company’s equity instruments. The interpretation stipulates the method of classification of these arrangements as share-based payment transaction that are settled with equity instruments or as share-based payment transactions that are settled in cash.

—	IAS 19, IFRIC 14 – “The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”

IFRIC 14 determines the meaning of “refunds from the plan or reductions in future contributions to the plan” during the calculation of the a defined benefit asset that will be recognized in respect of a defined benefit plan, and clarifies how an asset or liability guidance in respect of a pension plan could be affected by statutory or contractual funding requirements. The provisions of IFRIC 14 apply to annual reporting periods commencing on January 1, 2008

The implementation of IFRIC 14 does not have any impact on the Group’s financial statements.

(2)	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption

—	IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations (cont.)

(2)	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

IFRS 8, Operating Segments

The standard, which replaces IAS 14, details how an entity must report on data according to segments in the annual financial statements. The standard, among other things, stipulates that segmental reporting of the company will be based on the information that management of the company uses for purposes of evaluating performance of the segments, and for purposes of allocating resources to the various operating segments. The standard will apply to annual reporting periods commencing on January 1, 2009, with restatement of comparative figures for prior reporting periods. The standard permits earlier adoption.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

IAS 27 (Amended) “Consolidated and Separate Financial Statements”

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations (cont.)

(2)	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations (cont.)

(2)	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”

This interpretation establishes the nature of the hedged risk and the amount of the hedged item under the hedges of a net investment in a foreign operation. In addition, the interpretation stipulates that the hedging instrument may be held by any entity within the group, and the amount to be reclassified from equity to profit or loess when the entity disposes of the foreign operation, for which the accounting method of hedges of a net investment in a foreign operation has been implemented.

The provisions of the interpretation apply to annual reporting periods commencing on January 1, 2009. An early adoption is permitted.

The Group’s management estimates that the implementation of the interpretation will not have any impact on the financial statements of the Group.

(3)	Improvement to International Financial Reporting Standards (IFRS) 2008

In May 2008 the IASB published a series of improvements for IFRS.

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements.

In addition, amendments have been made to terms that have a negligible impact, if any, on the financial statements.

Most of the amendments will become effective as of the annual reporting period commencing January 1, 2009 or thereafter, with an option for early adoption. The implementation of most amendments will be carried out by retrospective adjustment of comparative figures.

Some of the amendments to the standards are expected, under relevant circumstances, to have a material impact on the financial statements. The prominent amendments are the new or amended requirements with respect to the following:

—	Amendment to IAS 28 “Investments in Associated Companies”, which stipulates that the impairment of investment in an associated company shall be treated as an impairment of a single asset and that the amount of impairment can be cancelled in subsequent periods.

The amendment will apply to annual periods commencing on January 1, 2009. This amendment allows for the early implementation while implementing the amendments relating to Section 4 in IAS 32 “Financial Instruments: Presentation”, Section 1 in IAS 31 “Rights in Joint Transactions” and Section 3 in IFRS 7 “Financial Instruments: Disclosure”. The amendments can be applied retrospectively.

At this stage the Group’s management cannot assess the effect of implementation of the amendment on its financial statements.

—	Amendment IAS 38 “Intangible Assets”, which stipulates that payments in respect of advertising and sales promotion activities will be recognized as an asset until the date in which the entity has the right to access the acquired goods or in the event of a receipt of services,the date of receipt of the services.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations (cont.)

(3)	Improvement to International Financial Reporting Standards (IFRS) 2008 (cont.)

The amendment will apply to annual periods commencing on January 1, 2009 and shall be carried out retroactively. The amendment allow for early adoption. The Group’s management estimates that the effect of implementing the amendment on the Group’s financial statements is immaterial.

—	Amendment to IAS 19 – Employee Benefits

a.	Curtailments and negative past service costs

The amendment changes the definitions in the Standard and makes the following distinction: curtailments may be created when reducing the degree of link between future wage increases and benefits to be paid in respect of past services. In contrast, when the plan amendment relates to past services and leads to a reduction in the present value of defined plan obligation, the amendment will meet the definition of negative past service cost. That is, the amendment stipulates that when a plan amendment reduces the benefits to which the employee is entitled, the effect of the reduction in respect of future services falls under the definition of curtailment, whereas the reduction in benefits to which the employee is entitled in respect of past services constitutes negative past service costs.

The amendments will apply on changes in benefits that occurred as of January 1, 2009 and are to be applied prospectively. Early implementation is permitted.

b.	Plan management costs

The amendment cancels the existing inconsistency and changes the definition of “Return on Plan Assets”.

The defined was amended so as to clarify that plan management costs should be deducted from the calculation of the return on plan assets only to the extent that they are not included in the actuarial assumptions used to measure the liabilities in respect of a defined benefit.

The amendment shall apply to annual reporting periods commencing on January 1, 2009 and shall be applied prospectively. Early implementation is permitted.

c.	Amendments to the definitions of Short-term Employee Benefits and Other Long-term Employee Benefits

Short-term employee benefits are employee benefits which fall due wholly within twelve months after the end of the period in which the employees render the related service.

Other long-term employee benefits are employee benefits which do not fall due wholly within twelve months after the end of the period in which the employees render the related service.

As a result, there was a lack of clarity regarding the method of classification of employee benefits, such as absence of payment to which the employee is entitled, but which is not expected to be used within 12 months of the end of the period.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations (cont.)

(3)	Improvement to International Financial Reporting Standards (IFRS) 2008 (cont.)

Under the amendment, the definitions of short-term employee benefits and “long-term employee benefits” were changed so as to determine that for the purpose of establishing whether the employee benefit is short term or long term, the expected date of using the benefit should be examined. As a result, entities will have to examine the need to bifurcate employee benefits, such as entitlement to compensation in respect of short-term absences, into the aforementioned two categories.

The amendment shall apply to annual reporting periods commencing on January 1, 2009 and shall be applied prospectively. Early implementation is permitted.

—	Amendment of IFRS 1 “First-time adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements

This amendment stipulates, inter alia, the method of measurement of investments in subsidiaries, companies under joint control and associated companies on the date of the first-time adoption of IFRS and the method of recognition of revenue from dividends received from said companies. The provisions of the amendment apply to the separate financial statements of the entity.

The provisions of the amendment apply to annual reporting periods commencing on January 1, 2009.

The Company elected for an early adoption of the amendment to IFRS 1 (hereinafter –“IFRS 1”) which permits an entity, for presentation in the separate financial statements, to measure the company’s investments in subsidiaries and in associated companies at deemed cost as of January 1, 2007.

—	Amendment of IAS 39 “Financial instruments: Recognition and Measurement”

The amendment, inter alia, stipulates that inflation may be hedged if changes in inflation are a contractually specified portion of cash flows of a recognized financial instrument. The amendments make clear that the intrinsic value, not the time value of acquired options, can be used as a hedging instrument of a one-sided risk arising from a forecast transaction. The provisions of the amendment apply to annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption of the amendment is permitted.

At this stage, the company’s management is unable to estimate the effect of implementing the amendment on its financial condition and operating results.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2 above, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements:

—	Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

—	Approximation of length of life of items of fixed assets- each period, the company’s management evaluates salvage values, depreciation methods and length of useful lives of the fixed assets.

—	Measuring provisions and contingent liabilities and contingent liabilities- see C(1) below.

—	Measuring obligation for defined benefits and employee benefits- see C(2) below.

—	Measuring share based payments- see NOTE 10 below.

—	Measuring the fair value of an option to sell shares of an associated company – see C(3) below.

—	Measuring the fair value on account of the allocation of the cost of acquisition – see C(4) below.

C.	Key sources of estimation uncertainty .

1.	Provisions for legal proceeding

Against the company and its subsidiaries there are 5 claims pending and open in a total amount of approximately NIS 10,680 thousands (December 31, 2007: NIS 23,124 thousands), in respect of them a provision was credited in a sum of NIS 28 thousands (December 31, 2007: NIS 300 thousands was recorded). For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the company’s management relies on the opinion of legal and professional advisors. After the company’s advisors expound their legal position and the probabilities of the company as regards the subject of the claim, whether the company will have to bear its consequences or whether it is will be able to rebuff it, the company approximates the amount which it must record in the financial statements, if at all.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (cont.)

1.	Provisions for legal proceeding (cont.)

An interpretation that differs from that of the legal advisors of the company as to the existing legal situation, a varying understanding by the company’s management of the contractual agreements as well as changes derived from relevant legal rulings or the addition of new facts may influence the value of the overall provision with respect to the legal proceedings that are pending against the company and, thus material affect the company’s financial condition and operating results.

2.	Employee benefits

The present value of the company’s obligation for the payment of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law is based upon a great amount of data, which are determined on the basis of an actuarial estimation, through the utilization of a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the company for employees’ benefits payments, vacation and severance pay. The company approximates the capitalization rate once annually, on the basis of the capitalization rate of government bonds. Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the company.

3.	Fair value of an option to sell shares of an associated company

As stated in note 2P (2), the company has a liability that arises from an option to sell shares of an associated company, which is classified as a fair value liability through profit or loss. In establishing the fair value of the option, the company bases its decision on the valuation of an independent external expert with the required expertise and experience. This valuation is carried out once a quarter.

The company strives to establish a fair value that is as objective as possible, but at the same time the process of establishing the fair value includes some objective elements, since changes in the assumptions used in determining the fair value can have a material impact on the financial situation and operating results of the company.

4.	Measurement at fair value on account of the allocation of the cost of acquisition

For the purpose of allocating the cost of acquisition and determining the fair value of the tangible and intangible assets and the liabilities of the consolidated subsidiaries at the date of consolidation, the Company’s management based itself primarily on valuations prepared by external and independent real-estate appraisers and assessors, possessing the required know-how, experience and expertise.

The fair value was determined according to generally-accepted valuation methods, including: Proposed market prices in active markets, discounting of cash flows and the comparison of selling prices of similar assets and company assets in the immediate proximity. When the discounted cash flows method was employed, the interest rate for discounting the net cash flows expected from the assets possesses a material impact on its fair value.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (cont.)

4.	Measurement at fair value on account of the allocation of the cost of acquisition (cont.)

In determining the fair value, the business/operational risk associated with the company’s operations is taken into account, to the extent relevant. Part of the said risk is the risk associated with the nature of the sector wherein the company operates, while part of the risk stems from the Company’s specific characteristics.

The Group strives to determine a fair value that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the Company’s management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair value of the Group calls for employing judgment. Changes in the assumptions that serve for setting the fair value can materially affect the Group’s situation and results of operation.

For additional details regarding the Group’s use of measurement of fair value on account of the allocation of cost of acquisition, see Note 15.

NOTE 4	–	INVESTMENTS IN ASSOCIATED COMPANIES:

a.	Details of Subsidiaries and Associated Companies

Percentage of direct and indirect holding in shares conferring equity and voting rights
%

Main subsidiaries: *

Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
Hadera Paper Industries Ltd.	100.00
Carmel Container Systems Limited	89.30
Frenkel C.D. Limited**	52.74
Main associated companies:
Hogla-Kimberly Ltd.	49.90
Mondi Hadera Paper Ltd.	49.90

*	Not including dormant companies.

**	Frenkel C.D. Limited is partly held through the Company in the rate of 27.85% and partly held through Carmel Container Systems Limited (in the rate of 24.86%) the holding in voting shares of C.D. Packaging Systems Limited is 52.74%.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

b.	Investments in associated companies

The Company has a number of investments in associated companies, which are held either directly or through investee companies on December 31, 2008. The financial statements of significant associated companies Mondi Hadera Paper Ltd. (formerly Neusiedler Hadera Paper Ltd, NHP) and Hogla-Kimberly Ltd are attached to these financial statements. )The data for December 31, 2007 including also Carmel Containers System Ltd. and Frenkel C.D. Ltd. Since September 1 2008, the company consolidate Carmel Containers System Ltd. and Frenkel C.D. Ltd data, see note 15 below)

1.	Composed as follows:

	December 31
	2008	2007
	NIS in thousands

Investment in Shares:
Cost	1,875	7,325
Gain on issuance of shares of an associated
company to a third party	40,241	40,241
Adjustments from translation of foreign currency
financial statements	(22,186)	3,810
Share in cash flow hedging capital	(2,426)	(635)
Share in Actuarial losses	(307)	-
Share in profits since acquisition, net	247,935	241,008

	265,132	291,749
Long-term loans and capital notes *	52,969	54,654

	318,101	346,403

*	Classified by linkage terms and rate of interest, the total amounts of the loans and capital notes are as follows:

	Weighted average interest rate at December 31, 2008	December 31
		2008	2007
	%	NIS in thousands

Capital notes in dollars		-	2,698
Unlinked loans and capital notes	5.3%	52,969	51,956

		52,969	54,654

As of December 31, 2008, the repayment dates of the balance of the loans and capital notes have not yet been determined.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

2.	The changes in the investments during 2008 are as follows:

NIS in thousands

Balance at the beginning of the year	346,403

Changes during the year:
Share in profits of associated companies - net	51,315
increase in the share of holding from associated companies to subsidiaries	(49,839)
Differences from translation of foreign currency financial statements	(25,996)
Share in capital surplus of hedging cash flows at associated companies	(1,790)
Share in capital surplus from recording actuarial gains to reserves	(307)
Decrease in balance of long-term loans and capital notes - net	(1,685)

Balance at end of year	318,101

3.	Mondi Hadera Paper Ltd. (hereafter - Mondi Hadera; formerly – Neusiedler Hadera Paper Ltd. – NHP):

Mondi Hadera is held to the extent of 49.9% by the Company and also by Mondi Business Paper LTD (hereafter – MBP), As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

As part of this agreement, MBP was granted an option to sell its holdings in Mondi Hadera to the company, at a price 20% lower than its value (as defined in the agreement) or $ 20 million less 20%, whichever is higher. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period.

In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards. The total value of the option as of December 31, 2008, is NIS 13.9 million and as of December 31, 2007 is 3.9 million.

4.	Hogla-Kimberly Ltd. (hereafter – Hogla-Kimberly)

Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5	–	FIXED ASSETS:

a.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2008, are as follows:

	Cost					Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Initial Consolidation	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Initial Consolidation	Balance at end of year	Depreciated balance
											December 31
											2008
	NIS in thousands

Land and buildings thereon	207,001	2,393	25	19,888	229,257	114,653	2,478	-	13,925	131,056	98,201
Machinery and equipment	762,771	31,147	1,997	488,341	1,280,262	529,195	44,187	1,496	344,147	916,033	364,229
Vehicles	35,245	6,617	903	6,902	47,861	21,311	4,248	872	6,073	30,760	17,101
Office furniture and
equipment (including
computers)	72,417	2,779	8	23,183	98,371	51,310	2,478	8	21,720	75,500	22,871
Payments on account of
machinery and equipment, net	21,782	216,921	-	142	238,845	-	-	-	-	-	238,845
Spare parts - not current, net	22,484	3,811	-	-	26,295	-	-	-	-	-	26,295

	1,121,700	263,668	2,933	538,456	1,920,891	716,469	53,391	2,376	385,865	1,153,349	767,542

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5	–	FIXED ASSETS: (cont.)

a.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2007, are as follows:

	Cost				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Depreciated balance
									December 31
									2007
	NIS in thousands

Land and buildings thereon	191,237	15,863	99	207,001	111,248	3,557	154	114,651	92,350
Machinery and equipment	702,206	80,592	20,027	762,771	512,044	25,658	8,505	529,197	233,574
Vehicles	35,339	5,228	5,322	35,245	23,049	3,409	5,147	21,311	13,934
Office furniture and equipment
(including computers)	70,847	2,377	807	72,417	59,379	2,125	10,194	51,310	21,107
Payments on account of machinery
and equipment, net	49,329	(27,547)	-	21,782	-	-	-	-	21,782
Spare parts - not current, net	22,705	-	221	22,484	-	-	-	-	22,484

	1,071,663	76,513	26,476	1,121,700	705,720	34,749	24,000	716,469	405,231

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5	–	FIXED ASSETS: (cont.)

b.	The item is net of investment grants in respect of investments in “approved enterprises”.

c.	Depreciation expenses amounted to NIS 53,391 thousands and NIS 34,749 thousands NIS for the years ended December 31, 2008 and 2007 respectively.

d.	As of December 31, 2008 and 2007, the cost of fixed assets includes borrowing costs of NIS 27,071 thousands and NIS 1,007 thousands capitalized to the cost of machinery and equipment for the years ended December 31, 2008 and 2007, respectively.

e.	As of December 31, 2008 and 2007, the cost of fixed assets includes payroll costs of NIS 1,987 thousands and NIS 2,168 thousands capitalized to the cost of machinery and equipment for the years ended December 31, 2008 and 2007, respectively.

f.	For details of rights in lands – see note 6 as follows.

NOTE 6	–	RIGHTS LANDS:

The Company’s real estate is partly owned and partly leased and some lease fees have been capitalized. The leasehold rights are for 49-57 year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

Details as of December 31, 2008:

NIS in thousands

Land owned	50,226
Property under capitalized lease (lease rights for the period ending on 2059).	24,438
Property under non-capitalized lease (lease rights for different periods ending in 2049).	11,906

86,570

Presented in the balance sheets as follows:

	December 31
	2008	2007
	NIS in thousands

Fixed assets	50,226	45,172
Expenditure for lease	36,344	34,900

	86,570	80,072

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	OTHER INTANGIBLE ASSETS:

a.	Composition and changes are as follows:

	Software	Order backlog	Goodwill	Portfolio of Customers	Total
	NIS in thousands

Cost
Balance at January 1, 2008	-	-	-	4,147	4,147
Purchase of intangible assets	178	-	-	1,750	1,928
Initial Consolidation	1,199	3,082	599	29,095	33,975

Balance at December 31, 2008	1,377	3,082	599	34,992	40,050

Cost
Balance at January 1, 2007	-	-	-	4,147	4,147

Balance at December 31, 2007	-	-	-	4,147	4,147

Accumulation amortization and impairment:
Balance at January 1, 2008	-	-	-	2,569	2,569
Deduction	334	3,082		1,799	5,215
Initial Consolidation	747	-	-	-	747

Balance at December 31, 2008	1,081	3,082	-	4,368	8,531

Accumulation amortization and impairment:
Balance at January 1, 2007	-	-	-	1,864	1,864
Deduction	-	-	-	705	705

Balance at December 31, 2007	-	-	-	2,569	2,569

Amortized cost:
December 31, 2008	296	-	599	30,624	31,519

December 31, 2007	-	-	-	1,578	1,578

b.	Amortization of intangible assets is presented in the statement of income under the following items:

	Year ended December 31
	2008	2007
	NIS in thousands

Selling and marketing expenses	970	-
Cost of sales	3,082	-
General and administrative expenses	1,163	705

c.	Additional information:

The Group has a list of customers that was created internally. This list is a significant asset for the group, but at the same time is not recognized as an asset in the group’s financial statements, since the list, which was created internally, does not meet the criteria for asset recognition.

As for testing the impairment of other intangible assets see note 2L above.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	FIINANCIAL LIABILITIES:

a.	Notes

	December 31
	2008				2007
	NIS in thousands
	Series IV	Series III	Series II	Series I	Series II	Series I

Balance *	235,557	190,541	158,559	7,422	182,052	14,098
Less - current maturities	-	-	31,712	7,422	30,342	7,049

	235,557	190,541	126,847	-	151,710	7,049

Distribution according to repayment dates as of December 31, 2008:

Nis in thousands

1st year - Current maturity	39,134
2nd year	92,142
3rd year	92,142
4th year	92,142
5th year	92,144
6th year and forward	184,375

592,079 *

*	The aforementioned detailed balance does not include deferred issuance expenses in the amount of NIS 1,179 thousands (as of December 31, 2007 – NIS 625 thousand) which were deducted from the bonds balance.

1)	Series I – May 1992

The balance of the notes as of December 31, 2008 is redeemable in one installment, due in June 2009. The installment amounting to 6.66% of the original par value of the notes, which is NIS 105,055 thousands, in December 2008 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable annually each June. The notes –principal and interest – are linked to the Israeli known CPI (base CPI of February 1992).

2)	Series II – December 2003

The balance of the notes as of December 31, 2008 is redeemable in 5 equal, annual installments due in December of each of the years 2009-2013; the unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes – principal and interest – are linked to the Israeli known CPI (based CPI of November 2003).

3)	Series III and IV – July – August 2008

On July 14, 2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of two new series of debentures. The Company has offered an aggregate principal amount of NIS 187,500 thousands of debentures (Series 3 – CPI linked) issued in return for approximately NIS 187,500 thousands bearing an interest rate of 4.65% and payable annualy each on July 10th of the years 2010-2018. In addition the company has offered an aggregate principal amount of NIS 120,560 thousands of (Series 4) debentures issued in return for approximately NIS 120,560 thousands bearing an interest rate of 7.45% and payable annualy each on July 10th of the years 2010-2015.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	NOTES AND OTHER LONG-TERM LIABILITIES: (cont.)

a.	Notes: (cont.)

3)	Series III and IV – July – August 2008 (cont.)

The net proceeds of the offering net of issue expenses are NIS 306,000 thousands.

On August 14, 2008 the Company raised of (Series 4) debentures according to the shelf prospectus published by the Company in Israel on May 26, 2008. The company issued NIS 114,997 thousands of Series 4 debentures issued in return for approximately NIS 119,800 thousands bearing an interest rate of 7.45%. The net proceeds of the offering net of issue expenses are NIS 119,167 thousands.

4)	As of December 31, 2008 the balance of the notes amounts to NIS 554,124 thousands, is after deduction of issuance costs.

b.	Credit from bank and others

1)	Composition of financial liabilities measuring at depreciated balance:

	Yearly Interest Rate	Current Liabilities As of December 31		Non-Current Liabilities As of December 31		Total
						As of December 31
	31/12/08	2008	2007	2008	2007	2008	2007
	%	NIS in thousands		NIS in thousands		NIS in thousands

Banks:
Credit from banks	3.8%-4.5%	77,655	143,015	-	-	77,655	143,015

Loans:
linked to the CPI	3.8%-5.65%	11,060	-	24,212	-	35,272	-

Unlinked	3.8%-7.45%	26,275	5,384	97,698	28,127	123,973	33,511

Total financial liabilities measured at amortized cost		114,990	148,399	121,910	28,127	236,900	176,526

2)	Distribution according to repayment dates as of December 31, 2008:

NIS in thousands

1st year - Current maturities of long-term loans	37,335

2nd year	36,096
3rd year	36,028
4th year	31,123
5th year	15,122
6th year and forward	3,541

159,245

c.	Financial Parameters and Covenants

The Company has no financial covenants vis-à-vis the banks. However, in relation to long-term loans to the bank, from a company that was associated until August 31, 2008, and that was consolidated for the first time on September 1, 2008, whose balance as at December 31, 2008, amounts to a total sum of NIS 19,316 thousands, the consolidated subsidiary undertook toward the bank, inter alia, that the ratio of tangible shareholders’ equity of the company to the balance sheet total will not fall below 19%.

The said consolidated subsidiary fails to meet the aforesaid financial covenants, yet the bank nevertheless agreed, true to the balance sheet date, to delay the exercise of its rights pursuant to the letter of undertaking, provided that the company will forward the bank signed financial statements for the year 2008, by May 31, 2009, and will make available to the bank by that date, collateral and security at a sum that will not fall below the sum necessary in order to supplement the tangible shareholders’ equity, until such time that the financial covenants are met. The Company believes that the consolidated subsidiary will meet these covenants.

d.	Other financial liabilities

Other financial liabilities include capital note from an associated company. The capital note is unlinked and interest free. The associated company intend to demand the repayment of the capital note till March 31, 2009, and due to the abovementioned intention, as of December 31, 2008, the capital note was classified to current liabilities .

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	EMPLOYEE BENEFITS

a.	Composition

	As of December 31
	2 0 0 8	2 0 0 7

Post Employment Benefits at defined benefit plan:
Benefits to retirees	7,632	8,117
Severance pay and retirement liability (asset)	3,560	(861)

	11,192	7,256

Other long term employee benefits:
Benefits for unused vacation	16,360	11,603

Severance pay benefits	3,734	2,645

	31,286	21,504

Short term employee benefits:
Salaries and wages, payroll and social benefits	27,711	17,722
Profit-sharing and bonus plans	15,766	10,522

	43,477	28,244

Stated in the balance sheet as follows:
Employee benefit assets:
Current assets	-	-
Non-current assets	624	861

	624	861

Employee benefit liabilities:
Current liabilities - part of other payables and
accrued expenses -see note 13 d (2)	43,477	28,244
Non-current liabilities	31,910	22,365

	75,387	50,609

b.	Post Employment Benefits

(1)	Defined benefit plan

Plans for Severance pay obligations

Labor laws and the severance pay law in Israel and abroad require companies in the Group to pay severance benefits to employees who are dismissed, resign or retire from their employment under different specific circumstances. Liabilities for employee severance benefits are calculated pursuant to the employment agreement in effect at the time of their employment and based on the employee’s wages which, in management’s opinion, creates entitlement to the severance benefits, taking into consideration the number of years of employment.

The Company and its subsidiaries have an approval from the Ministry of Labor and Welfare in accordance with Section 14 of the Severance Pay Law, 1963, pursuant to which its regular deposits with pension funds and/or insurance policies, exempt it from any further obligation to employees, in respect of whom the aforementioned deposits were made. The Group deposits 8.33%-11.33% of the monthly wages of its employees in different benefit plans. The Groups has no legal or implied obligation to make additional payments if the plan will not have sufficient assets to pay the entire employee benefits relating to the employee’s service during current and past periods. The total amount of the expenses recognized in the statement of income in respect of defined benefit plans in the year that ended on December 31, 2008 is NIS 15,889 thousands (2007 – NIS 15,249 thousands).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	EMPLOYEE BENEFITS: (cont.)

b.	Post Employment Benefits (cont.)

(2)	Plans for defined deposit

(1)	General

Labor laws and the severance pay law in Israel and abroad require companies in the Group to pay severance benefits to employees who are dismissed, resign or retire from their employment under different specific circumstances. Liabilities for employee severance benefits are calculated pursuant to the employment agreement in effect at the time of their employment and based on the employee’s wages which, in management’s opinion, creates entitlement to the severance benefits, taking into consideration the number of years of employment.

The defined benefit liability was measured using actuarial assessments. The present value of the defined benefit liability and the related costs of current service and past service were measured using the projected unit credit method.

Assumptions regarding future mortality rates are based on statistic data and mortality tables published by the Commissioner of the Capital Market in the Ministry of Finance in Pension Circular 2007-3-6, which are adjusted as of December 31, 2001. The average life expectancy for men that retired at the age of 67 is 17.4 while the average life expectancy for women that retired at the age of 62-64 is 22.5-24.3.

The projected rate of return on plan assets is based on a nominal rate of return that varies according to the type of fund.

(2)	Changes in the current value of the liability in respect of a defined benefit plan

	For the year ended December 31
	2008	2007
	NIS in thousand

Open Balance	2,440	1,982
Current service cost	505	224
Interest rate cost	318	80
Actuarial losses	260	336
Paid-up benefits	(1,148)	(182)
Liabilities assumed in business combinations	19,646	-
Other	(28)	-

Closing balance	21,993	2,440

(3)	Changes in the fair value of plan assets

	2008	2007
	NIS in thousand

Opening balance	2,440	1,473
Projected return on plan assets	231	60
Actuarial profits (losses)	(1,478)	604
Deposits by the employer	799	429
Paid-up benefits	(851)	(126)
Assets acquired in business combinations	16,950	-
Other	(282)	-

Closing balance	17,809	2,440

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	EMPLOYEE BENEFITS: (cont.)

c.	Other long-term employee benefits

(1)	General

Other long-term employee benefits are benefits which are expected to be utilized or which are payable during a period greater than 12 months from the end of the period in which the entitling service was provided.

Other employee benefits in the Company include liabilities in respect of vacation pay. These benefits are included in the statement of income in accordance with the Projected Unit Credit Method, while using actuarial assessments at each balance sheet date. The current value of the Company’s liability for vacation pay is determined by discounting the projected future cash flows from the plan based on market yields of government bonds, which are stated in the currency in which vacation pay benefits will be paid, whose terms to maturity are identical to the projected vacation payment dates.

Profits and losses are carried to the income statement as incurred. Past service cost is immediately recognized in the Company’s financial statements.

(2)	Changes in the current value of the liability in respect of other long-term employee benefits

	2008	2007
	NIS in thousand

Opening balance	19,720	18,913
Current service cost	(183)	1,038
Interest rate cost	1,159	1,034
Actuarial profits	(613)	-
Paid-up benefits	(1,484)	(1,265)
Liabilities assumed in business combinations	5,393	-

Closing balance	23,992	19,720

d.	Main actuarial assumptions as of the balance sheet date of post employment benefits and other long term benefits

	As of December 31
	2008	2007
	%	%

Discount rate	6.07%	3.6%
Projected rates of return regarding asset plan	4.1%-6.2%	3.9%-5.95%
Projected rates of salary increases	4.25%	4.25%
Churn and departure rates	2%-36%	4.5%-25%

e.	Severance pay benefits

The benefits include liability in respect of retirement grant to the company’s CEO (see note 12c) and include early retirement liability.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	EMPLOYEE BENEFITS: (cont.)

f.	Amounts recognized in the statement of income in respect of employee benefit plans (in respect of post employment benefits and other long term benefits)

	For the year ended December 31
	2008	2007
	NIS in thousand

Current service cost	406	1,089
Interest rate cost	1,494	1,114
Projected yield on the plan's assets	(232)	(63)
Effect of any reduction or settlement	(1,935)	(1,289)

	(267)	851

The expense was included in the following items:

Cost of sales	(1,425)	187
Selling expenses	97	(79)
Administrative and general expenses	(299)	(196)
Financing expenses	1,263	1,051
Capitalized amounts	97	(112)

	(267)	851

NOTE 10	–	SHAREHOLDERS’ EQUITY:

a.	Share capital

Composed of ordinary registered shares of NIS 0.01 par value, as follows:

		December 31
		2008	2007
	Authorized	Issued and paid

Number of shares of NIS 0.01	20,000,000	5,060,774	5,060,774

Amount in NIS	200,000	50,608	50,608

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. (“AMEX”). The quoted prices per share, as of December 31, 2008 are NIS 109.1 and $ 28.5 (NIS 108.4), respectively.

As part of the Company’s arrangement for the financing of the acquisition of the new machine for the manufacture of packaging paper in November 2007, the Company performed a private allotment of 1,012,585 ordinary shares of NIS 0.01 par value of the Company, which, as of the date of allotment, accounted for 20% of the issued share capital of the Company against an investment in the total sum of NIS 213 million (hereinafter in this section: “the raised amount”). About 60% of the shares (607,551 shares) were allotted to the shareholders in the Company, Clal Industries and Investments and Discount Investments (hereinafter: “the special offerees”), in accordance with the pro-rata holdings in the Company, and 40% of the shares (405,034 shares) were offered by way of a tender to institutional entities and private entities. The price per share for institutional entities and private entities as determined in the tender was NIS 210. Accordingly, the price per share for Clal Industries and Investments and Discount Investments considering the amount of shares offered to Clal Industries and Investments and Discount Investments, was set at NIS 211.05 (the price per share in the tender plus a rate of 0.5%).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	SHAREHOLDERS’ EQUITY: (cont.)

a.	Share capital (cont.)

The company paid the distributors a rate of 1.2% of the total consideration received from institutional entities and private entities, that is, a sum of NIS 1,021 thousands.

The share capital was increased as a result from this issuance in amounts of NIS 10 thousands and the capital surplus that divided from the issuance in deduction of cost issuance as mentioned above amounts of NIS 211,635 thousands.

b.	Employee stock option plans:

1)	The 2001 plan for senior officers in the Group

On April 2, 2001, the Company’s board of directors approved a stock option plan for senior officers in the Group (hereafter – the 2001 plan for senior officers). Under this plan, 194,300 options were allotted on July 5, 2001 without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The options are exercisable in four equal annual batches. The blocking period of the first batch is two years, commencing on the date of grant; the blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable within two years from the end of the blocking period.

The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the known CPI on April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during the thirty trading days preceding to the effective date of each batch, less 10%. The 2001 plan for senior officers expired during July 2007.

In 2007, 35,425 options, were exercised under the 2001 plan for senior officers, and 15,466 shares of NIS 0.01, were issued following the exercise of the options, as above.

This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

Since the Company did not recognize the expense in its books (as part of selecting the relief allowed by IFRS 1, under which the provisions of IFRS 2, regarding options which were granted before November 7, 2002 and which vested prior to the transition date, shall not be implemented retroactively – see note 2a(2)), the Company credited the tax saving derived from the exercise of benefits by employees in the 2007 to capital surplus.

2)	The 2008 plan for senior officers in the Group

In January 2008, the Board of Directors of the Company approved a program for the allotment, for no consideration, of non marketable options to the CEO of the company, to employees and officers of the company and investees. In the context of the program, an allotment of 285,750 options was approved, of which 40,250 options were to the CEO of the company, 135,500 to management of the subsidiaries and 74,750 to management of the affiliates.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	SHAREHOLDERS’ EQUITY: (cont.)

b.	Employee stock option plans: (cont.)

2)	The 2008 plan for senior officers in the Group (cont.)

The granting date of the options was determined to January-March 2008, pursuant to the restrictions of Section 102 (equity track) of the Income Tax Ordinance.

On May 11, 2008, the board of directors of the company approved the allotment to a trustee of the balance of the options that had not been allotted through that date, in the amount of 35,250 options as a pool for the future grant to officers and employees of associated companies, subject to the approval of the board of directors.

On January 9, 2009, 34,000 options have been allotted from the allotted options of the trustee to associated company's officers. On December, 31, 2008, there are 1,250 options existing at the trustee.

Each option is exercisable into one ordinary share of the company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965. The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 13.5 million. This amount was charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the company, other than the market condition of fair value of the capital instruments granted.

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	245.20-217.10
Exercise price (NIS)	223.965
Anticipated volatility (*)	27.04%
Length of life of the options (years)	3-5
Non risk interest rate	5.25%

(*)	The anticipated volatility is determined on the basis of historical fluctuations of the share price of the company. The average length of life of the option was determined in accordance with management’s forecast as to the holding period by the employees of options granted to them, in consideration of their functions in the company and past experience of the company with employees leaving.

3)	Additional details of options granted to employees

	2008		2007
	No. Of options	Weighted average the of exercise price	No. Of options	Weighted average of the exercise price

Options granted to employees which:
Outstanding at the start of the period	-		35,425	127.35
Granted	250,500	223.96	-
Forfeited	(4,250)	223.96	-
Exercised	-		(35,425)	119.76
Expired	-		-

Outstanding at the end of the period	246,250	223.96	-

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	SHAREHOLDERS’ EQUITY: (cont.)

	Share capital	Premium on shares	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Year ended December 31, 2007

Balance - January 1, 2007	125,257	90,060	2,414	-	-	204,902	422,633	-	422,633
Issuance of shares (deduction of cost issuance
in the amount of NIS 1,581 thousands)	10	211,635	-	-	-	-	211,645	-	211,645
Exchange differences arising on translation
of foreign operations	-	-	-	-	3,810	-	3,810	-	3,810
Cash flow hedges	-	-	-	(635)	-	-	(635)	-	(635)
Exercise of employee options into shares	-	-	983	-	-	-	983	-	983
Profit for the year	-	-	-	-	-	31,535	31,535	-	31,535

Balance - December 31, 2007	125,267	301,695	3,397	(635)	3,810	236,437	669,971	-	669,971

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	SHAREHOLDERS’ EQUITY: (cont.)

	Share capital	Premium on shares	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Year ended December 31, 2008

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(25,996)	-	(25,996)	-	(25,996)
Cash flow hedges	-	-	-	-	-	(4,457)	-	-	(4,457)	360	(4,097)
First-time transition into consolidation		-		-	17,288	-	-	-	17,288	28,084	45,372
Amortization of the revaluation fund on account of step acquisitionto retained earnings	-	-	-	-	(1,380)	-	-	1,380	-	-	-
Actuarial profits and losses carried to retained earnings	-	-	-	-	-	-	-	(1,430)	(1,430)	(378)	(1,808)
Share based payment	-	-	6,227	-	-	-	-	-	6,227	-	6,227
Profit for the year	-	-	-	-	-	-	-	69,710	69,710	(1,750)	67,960

Balance - December 31, 2008	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	INCOME TAX CHARGE

a.	Deferred income taxes

The composition of the deferred taxes assets (liabilities) at balance sheet dates, and the changes therein during the years 2008 and 2007, are as follows:

	Balance at January 1, 2007	Recognized in profit and loss	Balance at December 31, 2007	Recognized in profit and loss	Recognized in equity	Initial Consolidation	Balance at December 31, 2008
	NIS in thousands

Temporary differences
Hedging cash flow	-	-	-	-	(1,240)	1,040	(200)
Intangible assets	-	-	-	1,075	-	(8,106)	(7,031)
Fixed assets	(41,613)	1,098	(40,515)	(686)	-	(28,209)	(69,410)
Employee benefits provisions	4,882	808	5,690	396	700	1,495	8,281
Doubtful debts	5,575	(382)	5,193	(178)	-	915	5,930
Spare parts inventory	(1,147)	875	(272)	374	-	(271)	(169)
Other	-	-	-	-	171	41	212

	(32,303)	2,399	(29,904)	981	(369)	(33,095)	(62,387)

unutilized losses and tax benefits
losses for tax purposes	9,413	598	10,011	3,182	-	2,401	15,594

Total	(22,890)	2,997	(19,893)	4,163	(369)	(30,694)	(46,793)

Deferred taxes are presented in the balance sheets as follows:

	December 31
	2008	2007
	NIS in thousands

Among non-current assets - Deferred tax assets	29,848	20,622
Among non-current liabilities - Deferred tax liabilities	(76,641)	(40,515)

Total	(46,793)	(19,893)

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	INCOME TAX CHARGE (cont.)

a.	Deferred income taxes (cont.)

The Group anticipates the existence of taxable income in future periods apart from profits that will arise from the reversal of taxable temporary differences. The Group also recognized losses for tax purposes, which are expected to be utilized in the next few years against capital gains. As a result of the aforesaid, deferred tax assets were created.

b.	Amounts in respect of which deferred tax assets were not recognized

	December 31
	2008	2007
	NIS in thousands

Real losses from securities	11,786	11,786
Capital losses for tax purposes	4,986	13,482

Total	16,772	25,268

Expiration dates: in accordance with the tax laws in effect, there is no expiration date for the utilization of losses for tax purposes. The Company does not anticipate any profits in the foreseeable future that will allow it to utilize these losses and has therefore not created deferred tax assets in respect thereof.

c.	Taxes on income recognized in the Capital and reserves:

	December 31
	2008	2007
	NIS in thousands

Deferred taxes
Revaluations of financial instruments treated with cash flow hedge accounting	73	(265)
Actuarial profits and losses carried directly to shareholders' equity	(648)	-

	(575)	(265)

Transfers to profit and loss:
Transfers to profit and loss in respect of hedge accounting.
	570	7

Total taxes on income recognized in the capital and reserves	(5)	(258)

d.	Tax expense (income) on income recognized in profit and loss

1)	As follows:

	December 31
	2008	2007
	NIS in thousands

For the reported year:
Current	7,826	20,408
Previous years	-	850
Deferred taxes in respect of the reporting period	(4,163)	(2,997)

	3,663	18,261

Current taxes in 2008 were computed at an average tax rate of 27%, 2007 - 29% and 2006- 31%, see (2) below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	INCOME TAX CHARGE (cont.)

d.	Tax expense (income) on income recognized in profit and loss: (cont.)

2)	Following is a reconciliation of the “theoretical” tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in d. above, and the actual tax expense:

	2008		2007
	%	NIS in thousands	%	NIS in thousands

Income before taxes on income, as reported
in the statements of income	100.0	20,308	100.0	48,940

Theoretical tax on the above amount	27.0	5,483	29.0	14,192

Tax increments (savings) due to:
Adjustments due to tax rate changes	(3.9)	(803)	(1.7)	(859)
Losses for tax purposes on whose account deferred tax assets were not recognized in the past, yet for whom deferred taxes were recognized during the reported period	(10.4)	(2,103)	-	-
Differences at equity and non financial assets
definition for the purpose of tax	-	-	4.9	2,400
Non-taxable income	(19.5)	(3,958)	-	-
Non-deductible expenses	22.8	4,629	1.0	486
Other differences, net	2.0	415	2.4	1,192

	(9.0)	(1,820)	6.6	3,219

Adjustments performed during the year in respect of
prior years current taxes	-	-	1.7	850

Taxes on income as presented in profit and loss	18.0	3,663	37.3	18,261

e.	Tax assessments

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2005.

f.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law)

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (Inflation Adjustments) (Amendment 20) (Limitation of Term of Validity) – 2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement.

Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	INCOME TAX CHARGE (cont.)

g.	The Law for the Encouragement of Industry (Taxation), 1969

The Company and certain consolidated subsidiaries are “industrial companies” as defined by this law. These companies claimed depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

The Company also files consolidated tax returns with certain consolidated subsidiaries as permitted under this law.

h.	Tax rates applicable to income not derived from “approved enterprises”

In accordance with Amendment No. 147 of the Income Tax Ordinance, 2005, a tax rate of 34% which is applicable to companies will be gradually reduced starting from 2006 (for which a tax rate of 31% was determined) until 2010 for which a tax rate of 25% was determined (the tax rate in the years 2008, 2008 and 2009 is 29%, 27% and 26%, respectively).

NOTE 12	–	COMMITMENTS, CONTINGENT LIABILITIES:

a.	Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 9,294 thousands.

b.	In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company’s shareholders’ equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

c.	On May 13, 2007, the Company’s Audit Committee and Board of Directors approved an employment contract with the Company’s General Manager. The employment contract is not time-limited and consists of the following principal terms of employment: Monthly wages of NIS 95,000, linked to the Consumer Price Index (CPI) starting in 2007, an annual bonus equal to 6-9 monthly paychecks, to be determined at the discretion of the Company’s Board of Directors. Retirement conditions – In addition to the liberation of the funds accrued in the Managers’ Insurance, upon leaving his position, the general manager will receive a retirement bonus equal to his last monthly paycheck – prior to leaving his position – multiplied by the number of years during which he was employed by the Company (starting August 1998), including advanced notice of 6 months in the event of termination or resignation and additional auxiliary conditions. It has to be noted that the amounts transferred tomanagerial insurance policies in respect of severance pay ,will include currentcompletion on basis of last monthly salary for each year of work in theGroup.

It should be noted that in proximity to the appointment of the General Manager, who entered his position in January 2005, a brief memorandum was drafted regarding the said employment, with terms similar to those mentioned above. This memorandum was not approved by the Company’s Board of Directors and the Company’s management, based on the opinion of legal counsel, is doubtful whether it is legally binding. The impact of the agreement was expressed in 2007 results and amount to NIS 1.6 million (net, after taxes) on account of the retirement terms.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	COMMITMENTS, CONTINGENT LIABILITIES: (cont.)

d.	The Company converted during October 2007 its energy-generation plant in Hadera to using natural gas, instead of fuel oil.

In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas.The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy generation plants using cogeneration at the Hadera plant, when it will be converted for the use of natural gas, instead of the current use of fuel oil.The overall financial scope of the transaction totals $ 35 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately € 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera. Up to December 31, 2008 the remainder of the agreement was worth approximately € 0.2 million.

e.	In the beginning of 2008, the Company has engaged in a contract with the main equipment suppliers for the new manufacturing facility of packaging papers (“machine no. 8”), for the total sum of €55.4 million. Some of the equipment supplied during 2008 and the rest will be supplied in the beginning of 2009.

f.	In the last quarter of 2007, the Company signed an agreement with a gas company for the transmission of gas for a period of 6 years with a two-year extension option. The total financial value of the transaction is NIS 13.8 million.

g.	In November 3, 2008, the general meeting of the company approved the validity of a lease agreement signed on September 8, 2008 between the Company and Gev-Yam Lands Ltd (hereinafter – “the lessor”), a public company indirectly controlled by the controlling shareholder in the Company, pursuant to which the Company will rent a plot in Modiin, with a space of 74,500 square meters, and buildings that the lessor plans to build for the Company, covering a total space of 21,300 square meters, which will be used as a center for the purposes of logistics, industry and office (hereinafter – “the logistic center”) for subsidiaries and associated companies of the Company and in part will substitute existing lease agreements. The term of the lease will be 15 years from the date of delivery of possession in the leased property in addition to which the Company will have an option to extend the lease by a further 9 years and 11 months. The cost of annual lease amounts to NIS 13.6 million linked to the Consumer Price Index for July 2008.

h.	In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its operations.

i.	In September 2008 the Municipality of Hadera submitted a request for a land betterment levy in the amount of 1.4 million in respect of a change in the use of land which is designated for the construction of a new manufacturing line for packaging papers. The Company contested the amount of the levy with a counter assessment in the amount of NIS 28,000. The Company created a provision in the amount of NIS 28,000 in respect of this request in its financial statements.

J.	During 2008, a consolidated company decided to sue one of its suppliers in the amount of NIS 1,750 thousands for refund payments compensation as a result of his failure in supplying ERP system to the consolidated company.

On the other hand, the supplier requires the completion of the outstanding value carrier.

K.	A consolidated company received from the Municipality of Netanya and from the renter of a property, claims of payment amounting to NIS 2,700 thousands relating to assessments regarding taxes and levies for the years 2000-2008 for the above company’s enterprise in Netanya. The consolidated company submitted an appeal on the claim, in the amount of NIS 2,000 thousands, which was rejected by the Municipality. The consolidated company submitted an appeal on the rejection. The financial statements include a provision which, according to management’s opinion based on estimates of its legal consultant’s, is sufficient in these circumstances.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Receivables:

	December 31
	2008	2007
	NIS in thousands

1) Trade:
Open accounts	282,279	163,814
Checks collectible	36,647	14,739

	318,926	178,553

The item is:
Net of allowance for doubtful accounts	24,893	19,631

Includes associated companies	14,642	37,255

Aging of customers debts:
Are not in delay	268,750	153,049
Delay till 6 months	47,079	25,438
Delay from 6 months to 12 months	4,442	921
Delay from 12 months to 24 months	1,992	1,329
Delay more then 24 months	21,556	17,447

Total	343,819	198,184
Deduction of allowance for doubtful accounts	24,893	19,631

	318,926	178,553

Movement in provision for doubtful debts during the year:
Balance at beginning of the year	19,631	19,250
Impairment losses recognized on receivables	(1,052)	(402)
Amounts written off as uncollectible	36	(363)
Amounts recovered during the year	232	139
Reversal of impairment losses in respect of accounts receivable	945	1,007
Initial consolidation	5,101	-

Balance at the end of the year	24,893	19,631

2) Other:
Employees and employee institutions	2,331	2,218
Customs and VAT authorities	4,841	-
Associated companies - current debt	71,734	80,054
Prepaid expenses	3,847	2,719
Advances to suppliers	3,907	2,303
Accounts Receivable	3,618	4,953
Others	10,610	2,168

	100,888	94,415

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

b.	Inventories:

	December 31
	2008	2007
	NIS in thousands

For industrial activities:
Products in process	3,133	-
Finished goods	51,380	19,824
Raw materials and supplies	73,968	7,630

Total for industrial activities	128,481	27,454
For commercial activities - purchased products	22,759	19,280

	151,240	46,734
Maintenance and spare parts *	17,515	22,873

	168,755	69,607

*	Including inventories for the use of associated companies.

Additional information – the amount of inventory recognized during the period under cost of sale amounted to NIS 11,879 thousand in 2008 (2007 – NIS 2,826 thousand).

c.	Credit from banks:

	Weighted average Interest rate on December 31, 2008	December 31
		2008	2007
		NIS in thousands

Unlinked	3.8%	77,655	143,015
See note 8b above

d.	Trade payable and accruals - other:

	December 31
	2008	2007
	NIS in thousands

1) Trade payables:
Open accounts	190,002	104,301
Checks payable	5,018	4,108

	195,020	108,409

2) Other:
Payroll and related expenses	43,477	28,244
Institutions in respect of employees	19,362	21,973
Customs and value added tax authorities	-	322
Accrued interest	17,234	1,679
Accrued expenses	18,712	17,697
Others	7,277	670

	106,062	70,585

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statements of income:

e.	Sales - net (1)

	2008	2007
	NIS in thousands

Industrial operations (2)	542,244	462,634
Commercial operations	131,240	121,016

	673,484	583,650

(1) Including sales to associated companies	132,375	159,627

(2) Including sales to export	55,757	48,669

f.	Cost of sales:

	2008	2007
	NIS in thousands

Industrial operations:
Materials consumed	143,392	93,260
Expenditure on the basis of benefits to employees (please see h below)	149,212	115,014
Depreciation and amortization	53,144	31,550
Other manufacturing costs	115,027	114,400
Decrease (increase) in inventory of finished goods	(11,879)	(2,826)

	448,896	351,398
Commercial operations - cost of products sold	93,491	89,341

	542,387	440,739

Including purchases from associated companies	20,893	31,220

g.	Selling, marketing, administrative and general expenses:

	2008	2007
	NIS in thousands

Selling and marketing:
Expenditure on the basis of benefits to employees (please see h below)	18,568	13,431
Packaging, transport and shipping	15,670	9,712
Commissions	2,684	1,869
Depreciation and amortization	1,246	1,403
Other	7,506	4,929

	45,674	31,344

Administrative and general:
Expenditure on the basis of benefits to employees (please see h below)	55,735	45,458
Office supplies, rent and maintenance	2,222	1,214
Professional fees	3,210	1,789
Depreciation and amortization	5,097	3,159
Doubtful accounts and bad debts	233	738
Other	15,006	9,997

	81,503	62,355
Less - rent and participation from associated companies	26,533	26,364

	54,970	35,991

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

h.	Expenses in respect of employee benefits

	Year ended December 31
	2008	2007
	NIS in thousands

Composition:
Payroll	193,023	157,781
Other long term employee benefits	657	401
Expenses in respect of a defined deposit plan	15,889	15,249
Expenses in respect of a defined benefit plan	477	224
Changes in central compensation fund	225	(184)
Share-based payment transactions	5,922	-
Severance benefits	1,358	826
Benefits in respect of profit-sharing and bonuses	7,951	1,774

	225,502	176,071
Net of capitalized amounts (see note 5e).	(1,987)	(2,168)

	223,515	173,903

i.	Depreciation and amortization

	Year ended December 31
	2008	2007
	NIS in thousands

Composition:

Depreciation of fixed assets (see note 5)	53,391	34,749
Depreciation of leased land	1,178	644
Impairment of intangible assets (see note 7b)	5,215	705

	59,784	36,098

j.	Finance income **

	Year ended December 31
	2008	2007
	NIS in thousands

a) interest income

Interest income from short-term bank deposits	108	113
Interest income from short-term balances	3,912	2,945
Interest income from short-term loans	96	-
Interest income from long-term loans	592	547
Interest income from long-term bank deposits	-	3,352
Interest income from operational revaluation - net	1,204	-

Total interest income	5,912	6,957

b) other

other	286	3,691

Total Finance income	6,198	10,648

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

j.	Finance income ** (cont.)

c) Profit (loss) from finance assets

	Year ended December 31
	2008	2007
	NIS in thousands

Finance assets at fair value through profit and loss	5,871	-

	12,069	10,648

** include financial income of loans to associated companies	4,790	2,655

k.	Finance expenses

	Year ended December 31
	2008	2007
	NIS in thousands

a) interest expenses

Interest expenses from short-term bank loans	224	-
Interest expenses from short-term loans	3,618	10,159
Interest expenses from long-term loans	4,927	1,907
Interest expenses on account of non-convertible bonds net of related hedges	34,469	15,642
Interest expenses from operating monetary balance-net	-	2,228
Other	8,077	1,560

	51,315	31,496
Less:
Amounts capitalized to cost of fixed assets (see note 5)	(26,064)	-

Total interest expenses	25,251	31,496

b) other

Bank commissions	501	270
Interest costs from employee benefits	1,360	1,051

Total finance expenses	27,112	32,817

k.	Other income

	2008	2007
	NIS in thousands

Profit from written off a negative cost surplus	14,664	-
Capital gain from sale of fixed assets and spare parts inventory	237	(2,150)
Loss from revaluation PUT option to associated company	(10,003)	(2,289)
Capital loss from sale of associated company	-	(28)

	4,898	(4,467)

In respect of the acquisition of Carmel, the Company recognized a profit of NIS 14,664 thousands because of negative goodwill which was measured as the difference between the fair value of the assets, liabilities and contingent liabilities of Carmel on the date of acquisition and the cost of acquisition.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14	–	NET INCOME PER SHARE

Following are data relating to the net income and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share.

	Net income Year ended December 31
	2008	2007
	NIS in thousands

Net income for the period, as reported in the
income statements, used in computation of
basic net income per share	69,710	31,535

Total net income for the purpose of computing
diluted income per share	69,710	31,535

	Number of shares Year ended December 31
	2008	2007

Weighted average number of shares used for
computing the basic income per share	5,060,774	4,132,728
Adjustment in respect of incremental shares of warrants	-	6,805

Weighted average number of shares used for
computing the diluted income per share	5,060,774	4,139,533

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	ACQUISITION OF SUBSIDIARIES

a.	Acquisition of Subsidiaries and Associated Companies

On July 10, 2008 the Company has signed an agreement for the acquisition of shares of Carmel Container Systems Ltd. (“Carmel”, an affiliated company) from the principal shareholder of Carmel, Mr. Robert Kraft and a number of additional shareholders in Carmel, on an “as is” basis, for the total consideration of approximately $20.77 million, paid from the company’s own resources in one payment upon the business transaction.

The completion of the acquisition was approved by law, including the approval of the Israeli Antitrust Authority during August 2008.

Due to the completion of the acquisition of Carmel, the Company holds approximately 89.3% of Carmel shares (held before the acquisition 36.2% of Carmel shares) and holds 52.72% indirectly in Frenkel C.D. (held before the acquisition 37.93% of Frenkel C.D. shares).

Since September 1 ,2008, the Company consolidates the financial statements of Carmel and Frenkel C.D. Ltd. (an affiliated company of the Company and Carmel), at the financial statements of the company.

The cost of purchasing companies Carmel and Frenkel C.D. was in sum of NIS 70,695 thousands and NIS 4,000 thousands, respectively, and paid in cash as follows:

	Main Activity	Acquisition Date	Rate of regular shares purchased	Acquisition cost
				NIS thousands
2008

Carmel Container Systems	packaging material
	and carton	31. 8.2008	53.07%	70,695

Frenkel C.D.	Printing on carton
	production	31.8.2008	14.79%	4,000

				74,695

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	ACQUISITION OF SUBSIDIARIES (Cont.)

b.	Analysis of the assets and liabilities were acquired

	Carmel Container Systems			Frenkel C.D.			Total fair value in acquisition of consolidated companies
	Book Value	Adjustments to fair value	Fair value at acquisition	Book Value	Adjustments to fair value	Fair value at acquisition
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands

Current Assets
Cash and cash equivalents	4,028	-	4,028	100	-	100	4,128
Trade receivables	164,106	-	164,106	41,406	-	41,406	205,512
Other receivables	3,512	-	3,512	4,785	-	4,785	8,297
Inventories	54,078	743	54,821	24,201	258	24,459	79,280
Non-Current Assets
Fixed assets	64,627	38,862	103,489	45,405	3,697	49,102	152,591
Intangibles assets	-	31,917	31,917	9,194	(8,482)	712	32,629
Other assets	1,755	-	1,755	-	-	-	1,755
Employee benefit assets	14,610	-	14,610	879	-	879	15,489
Current Liabilities
Credit from banks and others	(14,771)	-	(14,771)	(31,313)	-	(31,313)	(46,084)
Current maturities to long term loans	(21,347)	-	(21,347)	(4,154)	-	(4,154)	(25,501)
Trade payables	(59,082)	-	(59,082)	(30,993)	-	(30,993)	(90,075)
Other payables and accrued expenses	(14,287)	-	(14,287)	(8,566)	-	(8,566)	(22,853)
Non-Current Liabilities
Long-term liabilities from banks	(56,214)	-	(56,214)	(16,338)	-	(16,338)	(72,552)
Deferred tax assets	(8,204)	(17,953)	(26,157)	(3,473)	(1,064)	(4,537)	(30,694)
Employee benefit liabilities	(25,418)	-	(25,418)	(2,534)	-	(2,534)	(27,952)

	107,393	53,569	160,962	28,599	(5,591)	23,008	183,970
Minority interests in acquisition	(11,474)	(5,732)	(17,206)	(13,521)	2,643	(10,878)	(28,084)
Capital reserve from reevaluation from step
Acquisition	-	(19,408)	(19,408)	-	2,120	2,120	(17,288)
Negative goodwill carried to the income statement	-	(14,664)	(14,664)	-	-	-	(14,664)
Goodwill created at acquisition		-	-	-	599	599	599
Investment at affiliated companies before acquisition of control	-	(41,755)	(41,755)	-	(8,083)	(8,083)	(49,838)

Cost of acquisition	95,919	(27,990)	67,929	15,078	(8,312)	6,766	74,695

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	ACQUISITION OF SUBSIDIARIES (Cont.)

c.	Net cash flow upon acquisition

For the period ended August 31
2008
NIS in thousands

Total cost of acquisition	74,695
Net of non-cash consideration for Carmel (*)	(400)

Consideration paid in cash	74,295
Net of cash and cash equivalents acquired	(4,128)

70,167

(*) commission was paid after the financial statements period and till December 31, 2008.

d.	Goodwill in the acquisition of subsidiaries

Upon increasing the percentage of holding in Frenkel CD and the consolidation thereof, the Company recognized goodwill in the amount of NIS 599 thousands after allocating the excess cost to tangible and intangible assets, as specified in section b. above.

e.	The impact of the acquisition on the Group’s results

The profit for the year included a loss of NIS 5,398 thousands, which is attributed to Carmel and Frenkel CD from the date of acquisition, since August 31, 2008.

If the business combination of company would have taken place on January 1, 2008 the Group’s revenue would have been NIS 979,930 thousands and the Group’s profit for the reported period would have been NIS 63,757 thousands.

For the purpose of determining the pro forma revenue and profit (loss), the following assumptions were made:

The amortization of excess cost was included at fair value of the excess cost as it was estimated on the date of the business combination.

f.	The excess fair value of the assets, liabilities and contingent liabilities of the acquired company over the cost of acquisition

In respect of the acquisition of Carmel, the Company recognized a profit of NIS 10,572 thousands. The components of the profit are as follow: NIS 14,664 because of negative goodwill which was measured as the difference between the fair value of the assets, liabilities and contingent liabilities of Carmel on the date of acquisition and the cost of acquisition. This profit was presented in the statement of income under “other expenses (income)". The amortization of excess cost from the date of acquisition as of the reporting date in the amount of NIS 5,502 thousands in respect of the order backlog and excess cost of fixed assets, were recorded in the cost of sale and a sum of NIS 970 in respect of customers’ portfolio was included in selling and marketing expenses. Record of income deferred taxes in the amount of NIS 1,700 thousands and minority interests at the depreciations in the amount of NIS 683 thousands.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16	–	ACTIVITIES NOT INVOLVING CASH FLOWS:

(a)	As of December 31, 2008 the acquisition of fixed assets with suppliers credit amounted to NIS 17,261 thousand.

(b)	As of December 31, 2007 the acquisition of fixed assets with suppliers credit amounted to NIS 6,634 thousands.

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	The purpose of financial risk management

The finance division of the Group supplies services to the business operation, provides access to domestic and international financial markets, monitors and manages the financial risks associated with the Group’s activities through internal reports that analyze the level of exposure to risks according to their degree and intensity. These risks include market risks (currency risk, fair value risk in respect of interest rates, price risk and cash flow risk in respect of interest rates), credit risks and liquidity risk.

The Group mitigates the effect of these risks by using derivative financial instruments in order to hedge the exposure to risks. The use of derivative financial instruments is made in accordance with the Group’s policy that was approved by the board of directors, which stipulates principles regarding: currency risk management, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. Compliance with the policy and levels of exposure is reviewed by the internal auditors of the Company on an ongoing basis and examined from time to time by external advisors that specialize in this area.

The financial management division of the Group makes quarterly reports to the Group’s management committee, about the risks and the implementation of the policy which be assimilated in order to reduce the risks exposures.

b.	Market risk

The Group’s activity exposes it primarily to financial risks of changes in foreign currency exchange rates (see section f below). The Group holds a range of derivative financial instruments in order to manage its exposure to market risks, including:

—	Foreign currency swap contracts to hedge EURO currency risks arising from EURO payments, result of imports of equipment for Machine 8 from the EU nations.

—	Foreign currency swap contracts to hedge currency risks arising from the purchase of raw materials in dollars according to the company’s policy.

During the reporting period there was a change in exposure to market risks, primarily as a result of the volatility of global currency markets and due to the global crisis. The Group manages and measures the risks on a current basis in accordance with its business and cash flow operations.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

c.	Derivative financial instruments

The Company has limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts, to protect its expected cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

(1)	Forward transactions against increase in the CPI

The Company is exposed to the CPI as a result of CPI-linked bonds that were issued (series 1, 2 and 3). In accordance with the risk management policy, the Company wishes to minimize the CPI risk inherent in this obligation.

In January 2008, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 90 million against increases in the CPI, following the termination of the aforementioned transaction.

In February 2008, the Company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 50 million against increases in the CPI, following the termination of the aforementioned transaction.

In Augost 2008, the Company entered into additional forward transactions for a period of 5 months, in order to hedge an amount of NIS 187.5 million against increases in the CPI, in respect of raising notes series no. 3 which finished.

In December 2008, the Company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 150 million against increases in the CPI, following the termination of the aforementioned transaction.

In January 2009, the Company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 100 million against increases in the CPI, following the termination of the aforementioned transaction.

(2)	Foreign currency swap contracts

The Group’s policy is to enter into foreign currency swap contracts in order to cover specific foreign currency payables and receivables to reduce the created exposure. In addition, the Group enters into foreign currency swap contracts to manage the risk arising from anticipated selling and buying transactions in a period of up to six months. As for the accounting policy of the Group concerning cash flow hedges of firm commitments see note 2.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

c.	Derivative financial instruments (cont.)

(2)	Foreign currency swap contracts (cont.)

The following table specifies the existing foreign currency swap agreements as of the reporting date:

	Average foreign exchange rate		Foreign currency				Contract value		Fair value
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	NIS		Euro in thousands		Dollar in thousands		NIS in thousands

Hedging cash flow

Purchase EURO
till 6 months	5.31	5.74	26,150	20,000	-	-	138,794	114,800	1,597	2,254
Sell EURO
till 6 months	5.45	5.46	5,000	20,000	-	-	27,250	109,200	(836)	(1,260)
Purchase Dollar
till 6 months	3.66	-	-	-	3,000	-	10,994	-	500	-
Sell Dollar
till 6 months	3.52	-	-	-	(1,500)	-	(5,281)	-	(20)	-
EURO deposit	5.30	5.66	23,956	27,117	-	-	126,902	153,461	-	-

d.	Credit risks

Credit risks relate to the risk that the counter party will not fulfill its contractual obligations for payment and cause the Group financial losses. The Group has a policy of entering transactions with parties that have a credit rating and obtaining sufficient collateral, when appropriate, as a means of reducing the risk for financial losses as a result of failures. When this information is not available, the Group draws on available public financial information and its commercial experience in order to grade its main customers. The Group’s exposure and the credit ratings of counter parties are examined on a regular basis.

Most of these companies’ sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

See note 13a details of the aging of customers' debts as of December 31, 2008.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont):

e.	Foreign currency risks

Approximately half of the Company’s sales are nominated in US dollars, while a substantial part of its expenditures and its liabilities are in NIS, and as a result, the Company has an exposure to the changes in the rate of exchange of the NIS against the US dollar and the EURO. This exposure includes an economic exposure (resulting from the excess of receipts over payments, in foreign currency or linked to it) and reporting exposure (relating to the excess of dollar linked assets over liabilities).

	December 31, 2008				December 31, 2007
	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked
	NIS in thousands				NIS in thousands

Assets:
Current assets:
Cash and cash equivalents and designated deposits	2,325	128,427	-	131,975	7,352	157,837	-	2,556
Receivables	15,816	3,206	910	396,035	10,904	1,816	439	259,808
Investments in associated companies - long-term
loans and capital notes	-	-	-	52,969	2,421	-	-	52,233

	18,141	131,633	910	580,979	20,677	159,653	439	314,597

Liabilities:
Current liabilities:
Short-term credit from banks	-		-	77,655	-	-	-	143,015
Accounts payables and accruals	36,814	23,969	-	240,299	11,662	2,602	-	164,730
Financial liabilities at fair value through profit and loss	13,904	-	-	-	3,901	-	-	-
Long-term liabilities (including current maturities):
Long -term loans	-	-	35,271	123,974		-		33,511
Notes	-	-	354,658	238,600	-	-	195,525
Other liability	-	-	-	32,770	-	-	-	31,210

	50,718	23,969	389,929	713,298	15,663	2,602	195,525	372,466

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes — see a above.

As to sensitivity analyze of foreign currency – see g below

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

e.	Foreign currency risks (cont.)

Liquidity risk management

The Group manages liquidity risks by maintaining suitable funds, banking and loans, ongoing monitoring of actual and anticipated cash flows and adjusting the vesting of financial assets and liabilities.

Interest rate and liquidity risk tables

1.	Financial liabilities that do not constitute derivative financial instruments

The following tables specify the remaining contractual repayment dates of the Group in respect of financial liabilities, which do not constitute a derivative financial instrument. These tables were prepared based on the non-discounted cash flows of financial liabilities, based on the earliest date in which the Group may be required to repay them. The tables include cash flows in respect of the interest and the principal.

	Average effective interest rate	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Above 5 years	Total
	%	NIS in thousands

2008

Short-term credit	3.9%	76,175	1,506	-	-	-	77,681
Loans from banks	5.0%	4,530	7,483	33,591	129,009	7,532	182,145
Index linked notes carrying
permanent interest	5.1%	-	-	57,111	259,004	120,631	436,746
Notes carrying permanent interest	7.5%	8,606	-	8,702	209,717	87,293	314,318

		89,311	8,989	99,404	597,730	215,456	1,010,890

2007

Short-term credit	5.0%	143,015	-	-	-	-	143,015
Loans from banks	5.43%	1,804	-	5,375	29,170	3,341	39,690
Notes carrying permanent interest	5.5%	-	-	48,161	184,792	-	232,953

		144,819	-	53,536	213,962	3,341	415,658

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

e.	Foreign currency risks (cont.)

Interest rate and liquidity risk tables (cont.)

2.	Derivative financial instruments

The following table specifies the Group’s liquidity analysis with respect to its derivative financial instruments. The table was prepared based on cash payments/ receivables for derivative instruments settled in net and the gross non-discounted cash payments/receivables for these derivatives that require net settlement. When the amount payable or receivable is not fixed, the disclosed amount is determined based on the projected interest rates as described by the interest yield curve as the balance sheet date.

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years
	NIS in thousands
2008

Foreign currency swap contracts	15,994	24,121	66,554	-
Forward contracts on the CPI	1,633	(861)	(474)	(1,358)
Option warrants	26,546	147	-	-

	44,173	23,407	66,080	(1,358)

3.	In respect of analyze sensitivity of interest rate – see g below

f.	Fair value of financial instruments

The fair value of financial assets and liabilities were determined as follows:

—	The fair value of financial assets and liabilities with customary terms that are traded in active markets is determined based on quoted market prices.

—	The fair value of other financial assets and liabilities (except for derivative instruments) is determined through accepted pricing techniques based on the analysis of discounted cash flows, using observed current market prices and traders’ quotes for similar instruments.

—	The fair value of derivative financial instruments is calculated based on quoted prices. When such prices are not available, a discounted cash flow analysis is utilized, using the appropriate yield curve for the duration of the instruments for derivatives that are not options while for derivatives which are options option pricing models are used.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

f.	Fair value of financial instruments (cont.)

The following table specifies the carrying amount and fair value of financial instrument groups that are not presented in the financial statements at their value:

	Carrying Amount	Fair Value
	December 31, 2008 NIS in thousands

Financial Assets
Long term loans and capital note	52,969	49,355

Financial Liabilities
Notes - series 1*	7,422	7,537
Notes - series 2*	158,559	155,637
Notes - series 3*	190,541	195,959
Notes - series 4*	235,557	269,078
Other liability*	32,770	31,359

	624,849	659,570

(1)	The fair value is based on quoted prices in an active market at the balance sheet date.

(2)	The fair values of long-term loans that were extended is based on the calculation of the current value of cash flows at an interest rate of 4.5%, which is acceptable for similar loans with similar characteristics.

(3)	The fair value of long-term loans bearing a fixed interest rate is based on the calculation of the current value of cash flows at an interest rate of 4.5%, which is acceptable for similar loans with similar characteristics.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

g.	Tables of analyze sensitivity of sensitive instruments according to cahnges in market factors

(1)	Sensitive analyze to interest rates as of 31.12.2008

Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% rate increase	5% rate increase	5% rate decrease	10% rate decrease
	NIS in thousands

Notes - series 1	(16)	(8)	8	16
Notes - series 2	(1,866)	(937)	947	1,903
Notes - series 3	(3,979)	(2,005)	2,037	4,105
Notes - series 4	(3,956)	(1,990)	2,013	4,050
Other liability	(134)	(57)	68	136
Long term loans and capital notes - given	212	106	(106)	(213)

(2)	Sensitive analyze to foreign currency changes as of 31.12.2008

	Sensitivity to EURO rate changes
Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% euro increase	5% euro increase	5% euro decrease	10% euro decrease
	NIS in thousands

Cash and cash equivalents	268	134	(134)	(268)
Designated deposits	12,575	6,287	(6,287)	(12,575)
Trade receivables	321	160	(160)	(321)
Rest of the liability to supplier-ALSTOM	(92)	(46)	46	92
Trade payables and other payables	(2,397)	(1,198)	1,198	2,397
PUT option	-	-	(2,088)	(3,412)
Forward transaction NIS-EURO	12,293	6,996	(3,599)	(8,896)

	Sensitivity to Dollar rate changes
Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% dollar increase	5% dollar increase	5% dollar decrease	10% dollar decrease
	NIS in thousands

Cash and cash equivalents	233	116	(116)	(233)
Trade receivables	1,472	736	(736)	(1,472)
Trade payables and other payables	(3,246)	(1,623)	1,623	3,246

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

g.	Tables of analyze sensitivity of sensitive instruments according to changes in market factors (cont.)

(3)	Sensitive analyze to interest rates as of 31.12.2007

Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% rate increase	5% rate increase	5% rate decrease	10% rate decrease
	NIS in thousands

Notes - series 1	(54)	(27)	27	54
Notes - series 2	(2,370)	(1,191)	1,203	2,417
Other liability	(121)	(60)	61	122
Long term loans and capital notes - given	186	93	(188)	(94)

(4)	Sensitive analyze to foreign currency changes as of 31.12.2007

	Sensitivity to EURO rate changes
Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% euro increase	5% euro increase	5% euro decrease	10% euro decrease
	NIS in thousands

Forward transaction NIS-EURO	(6,038)	(4,028)	3,741	8,439

	Sensitivity to Dollar rate changes
Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% dollar increase	5% dollar increase	5% dollar decrease	10% dollar decrease
	NIS in thousands

Trade receivables	1,272	636	(636)	(1,272)
Capital note	242	121	(121)	(242)
Trade payables and other payables	(1,036)	(518)	518	1,036

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:

a.	General

The main groups of interested parties in the Company are, among others, IDB Holdings, IDB Development Ltd, Discount Investments Ltd, Clal Industries and Investments Ltd, Clal Insurance Business Holdings Ltd, Ganden Holdings Ltd, Ganden Investments IDB Ltd., Manor Investments IDB Ltd., Taavura Holdings Group Ltd., Property and Buildings Ltd., The Bronfman Fischer Group and other companies, part of which are controlled, inter alia, by directors of the Company.

b.	Transactions with interested parties

The Company and its subsidiaries perform transactions at market terms with interested parties during their ordinary course of business.

Negligible transactions:

On March 8, 2009, the board of directors of the Company determined, that in the absence of unique quality considerations that arise from the circumstances of the matter, an interested party transaction shall be considered negligible if the relevant criterion for the transaction (one or more) is less than 1%.

At every interested party transaction examined classified as a negligible transaction, one or more of the criterions relevant to the specific transaction will be calculated based on the recent annual consolidated financial statements of the Company: (a) Sales ratio –total sales covered by the interested party transaction divided by total annual sales; (b) Sales cost ration – cost of the interested party transaction divided by the total cost of annual sales; (c) Earnings ratio – the actual or projected profit or losses attributed to the interested party transaction divided by the average annual profit or loss in the last three years, calculated on the basis of the last 12 quarters for which reviewed or audited financial statements were published; (d) Assets ratio – the amount of assets covered by the interested party transaction divided by total assets; (e) Liabilities ratio — the liability covered by the interested party transaction divided by total liabilities; (f) Operating expenses ratio – the amount of expenses covered by the interested party transaction divided by the total annual operating expenses.

In cases in which the above criteria are not relevant, a transaction shall be considered negligible based on a more relevant criterion established by the Company, provided the criterion calculated for said transaction is less than 1%.

Classified and characterized transactions, as follows:

1.	Transactions for purchase of services from interested parties and related parties: communication services, tourism services, services of operating the Company’s logistic center, investment consulting services and other financial services.

2.	Transactions for the purchase and/or rent of goods from interested parties and related parties: trucks and hauling equipment, vehicles, insurance products.

3.	Transactions in connection with marketing campaigns, advertising and discounts with interested parties and related parties or related to the products of interested parties and related parties.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES: (cont.)

b.	Transactions with interested parties (cont.)

4.	Transactions for rent buildings/structures and real-estate assets.

5.	Transactions with interested parties and related parties in connection with the purchase of gift coupons of interested parties and related parties

6.	Sale of paper products, office equipment and other products to companies in the IDB Group.

The negligibility of the transaction is examined on an annual basis for the purposes of this report, by adding all transactions of the same type that the Company made with the interested party and other corporations controlled thereby.

Below is a general description of transactions made with interested parties in the Company, while except for the transactions specified in sections b(1)(b) below, should be viewed as negligible transactions based on the tests specified above:

1)	Income (expenses)

	Year ended December 31,
	2008	2007
	NIS in thousands

Sales (1)	33,286	54,803
Financing expenses in respect of non-marketable bonds	1,584	2,128

Related parties:
Sales (1)	95,448	125,044
Cost of sales (2)	13,607	21,780
General & administrative expenses (3)	24,243	23,630

(1)	Sales

The Company deals with many companies from IDB group in the sale of paper products, office equipment and other products, in a very large number of transactions, each at a negligible amount. The transactions are made with numerous companies from the IDB Group. The prices and are established through negotiations and during the ordinary course of business.

a.	The Company sold during the year to interested parties from the IDB Group and Clal Industries packaging paper. Total transactions with interested parties in the years 2008 and 2007 amounted to NIS 33.3 million and NIS 54.8 million, respectively.

b.	The Company sold during the year to associated companies, which are related parties, packaging paper, office supplies and products and white paper waste. Total transactions with interested parties in the years 2008 and 2007 amounted to NIS 95.4 million and NIS 125.0 million, respectively.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES: (cont.)

b.	Transactions with interested parties (cont.)

1)	Income (expenses)

(2)	Cost of sales

During the year the Company performed a large number of transactions with suppliers that are interested parties and related parties from the IDB Group, Clal Industries and Discount Investments. The transactions included the acquisition of foodstuffs and other items for Group companies. The prices and credit terms are established with all the suppliers through negotiations and during the ordinary course of business.

–	The Company purchased during the year from associated companies, which are related parties, white paper and cleaning and toiletry products which are sold by the company. Total transactions with interested parties in the years 2008 and 2007 amounted to NIS 13.6 million and NIS 21.8 million, respectively.

(3)	Selling, marketing, general and administrative expenses

–	The Company has transactions with associated companies, which are related parties, of revenue from rental buildings and computerization services. Total transactions in the years 2008 and 2007 amounted to NIS 24.2 million and NIS 23.6 million, respectively.

The amounts of the aforementioned transactions relate to transactions that the Company makes during the ordinary course of business with interested parties (by virtue of being companies held by the company) at similar conditions and prices to those used by the Company for other customers and suppliers.

(4)	Benefits to key executives (including directors)

The senior managers in the Group are entitled, in addition to wages, to non-cash benefits (such as vehicles etc). The Group makes deposits in their name in a defined benefit plan after the completion of the transaction. Senior managers also participate in the stock option plan of the Company (see note 10 on Share-based Payments).

2)	Remuneration of key executives:

	For the year ended December 31
	2008	2007
	NIS in thousand

Short-term benefits	8,091	8,124
Benefits after the completion of the transaction	7	42
Other long-term benefits	843	1,014
Severance benefits	2,205	1,953
Share-based payment	2,047	-

	13,193	11,133

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES: (cont.)

b.	Transactions with interested parties (cont.)

3)	Benefits to interested parties:

	2008	2007

Payroll to interested parties employed
by the Company - NIS in thousands *	2,503	2,643

Number of people to whom the benefits relate	1	1

Remuneration of directors who are not
employed by the Company -
NIS in thousands	793	601

Number of people to whom
the benefits relate	12	11

*	Because of the payroll of CEO.

4)	The company granted to an interested party employed by the Company (the CEO) during 2008, 40,250 options, as part of the 2008 plan for senior officers in the Group. During 2007, the CEO exercised 1,975 options under the 2001 plan for senior employees in the group (see note 10b(1)). As of December 31, 2007 all his options from 2001 plan were exercised.

b.	Related parties and interested parties balance:**

	As of December 31,
	2008	2007
	NIS in thousands

Accounts receivable - commercial operations*	18,942	20,710

Accounts payables and accruals	1,907	1,589

*	There were no significant changes in the balance during the year.

**	See note 13 in respect of associated companies balance

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19	–	SEGMENT INFORMATION:

a.	Activities of the Company and its subsidiaries:

1)	Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

2)	Marketing of office supplies and paper, mainly to institutions.
Most of the sales are on the local (Israeli) market and most of the assets are located in Israel.

b.	Business segment data:

	Paper and recycling		Marketing of office supplies		Adjustments to consolidation		T o t a l
	2007	2008	2007	2008	2007	2008	2007	2008
	N I S i n t h o u s a n d s

Sales - net(1)	543,058	465,265	131,114	118,997	(688)	(612)	673,484	583,650

Income from ordinary operations	32,118	70,405	3,233	704			35,351	71,109
Financial income							12,069	10,648
Financial expenses							27,112	32,817

Income before taxes on income							20,308	48,940
Taxes on income							3,663	18,261

Income from operations of the Company
and its subsidiaries							16,645	30,679
Share in profits of associated companies
- net							51,315	856

Net income							67,960	31,535

Segment assets (at end of year)	1,218,945	630,217	72,624	63,509			1,291,569	693,726
Unallocated corporate assets
(at end of year) (2)							752,525	626,189

Consolidated total assets
(at end of year)							2,044,094	1,319,915

Segment liabilities (at end of year)	159,762	79,116	35,258	29,293			195,020	108,409
Unallocated corporate liabilities
(at end of year)							1,091,445	541,535

Consolidated total liabilities
(at end of year)							1,286,465	649,944

Depreciation and amortization	51,946	33,911	1,445	1,598			53,391	35,509

Acquisition cost of long-term assets	304,533	80,431	1,694	1,653			306,227	82,084

(1)	Represents sales to external customers.

(2)	Including investments in associated companies.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20	–	SUBSEQUENT EVENTS

a.	On January 8, 2009 the board of directors of the Company, subsequent to an allocation approved in 2008, approved a plan pursuant to which up to 34,000 options, each exercisable into an ordinary share of the Company, would be granted to directors in an associated company out of a total of 35,250 options allocated to the trustee on May 11, 2008. As of the date of signing the report, 1,250 options have been allocated to the trustee.

The amount of estimated expense in respect of granting the options to the managers of an associated company is NIS 0.3 million.

b.	On January 15, 2009, the Company announced that as producer of packaging paper, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “the Supervisor”) concerning import and dumping of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. The Company noted that in recent years it has faced importing of packaging paper at very low prices, suspected of being dumping prices, and after collecting the required information and identification of the sources of dumping, the Company filed the aforementioned complaint. According to the Company announcement, there is no certainty that its complaint would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results. On February 26, 2009, the Company announced that as a producer of packaging paper, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “the Supervisor”) concerning import and dumping of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. According to the Company announcement, there is no certainty that its complaint would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

c.	On February 26, 2009 an associated company decided to allocate preferred shares to the Company, which will grant the Company the right to receive a special dividend in accordance with board of directors resolutions of the associated company from time to time.

d.	On February 26, 2009, an associated company decided to distribute a special dividend to the Company in respect of preferred shares allocated thereto in the amount of NIS 32.77 million.

e.	On February 26, 2009 an associated company announced the distribution of a dividend in the amount of Dollar 10 million to its shareholders. As of the date of signing the financial statements a distribution date has not been determined.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

–	Recognition of all assets and liabilities whose recognition is required by IFRS.
–	De-recognition of assets and liabilities if IFRS do not permit such recognition.
–	Classification of assets, liabilities and components of equity according to IFRS.
–	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. As to the reliefs implemented by the Company, see section F below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, and December 31, 2007, the consolidated statement of income and the shareholders’ equity for the year ended on December 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

		January 1, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		13,621	-	13,621
Trade receivables		168,050	(218)	167,832
Other current assets	F1	146,684	(10,065)	136,619
Inventories		62,109	-	62,109

Total Current Assets		390,464	(10,283)	380,181

Non-Current Assets
Fixed assets	F2	400,823	(34,880)	365,943
Investment in associated companies	F8	375,510	(1,962)	373,548
Deferred tax assets	F1	6,490	12,233	18,723
Lease receivables	F2	-	30,089	30,089
Other intangible assets		-	2,209	2,209
Employee benefit assets		-	631	631

Total Non-Current Assets		782,823	8,320	791,143

Total Assets		1,173,287	(1,963)	1,171,324

Current Liabilities
Credit from banks and others		203,003	-	203,003
Current maturities to long term notes
and long term notes		41,567	-	41,567
Trade payables		96,273	-	96,273
Other payables and accrued expenses	F4, F3	103,699	(37,452)	66,247
Financial liabilities at fair value through
Profit and loss	F4	-	1,612	1,612
Current tax liabilities	F7	-	19,824	19,824

Total Current Liabilities		444,542	(16,016)	428,526

Non-Current Liabilities
Loans from banks and others		33,515	-	33,515
Notes		190,005	-	190,005
Other non-current liabilities		32,770	(1,560)	31,210
Deferred tax liabilities	F1	41,613	-	41,613
Employee benefit liabilities	F3	-	23,822	23,822

Total Non-Current Liabilities		297,903	22,262	320,165

Capital and reserves		430,842	(8,209)	422,633

		1,173,287	(1,963)	1,171,324

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		December 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		167,745	-	167,745
Trade receivables		178,771	(218)	178,553
Other current assets	F1	105,109	(10,694)	94,415
Inventories		69,607	-	69,607

Total Current Assets		521,232	(10,912)	510,320

Non-Current Assets
Property, plant and equipment	F2	445,566	(40,335)	405,231
Investment in associated companies	F8	346,186	217	346,403
Deferred tax assets	F1	6,083	14,539	20,622
Lease receivables	F2	-	34,900	34,900
Other assets		-	1,578	1,578
Employee benefit assets		-	861	861

Total Non-Current Assets		797,835	11,760	809,595

Total Assets		1,319,067	848	1,319,915

Current Liabilities
Credit from banks and others		143,015	-	143,015
Current maturities to long term notes
and term loans		42,775	-	42,775
Trade payables		108,409	-	108,409
Other payables and accrued expenses	F4, F3	87,235	(16,650)	70,585
Financial liabilities at fair value through
Profit and loss	F4	-	3,901	3,901
Current tax liabilities		-	908	908

Total Current Liabilities		381,434	(11,841)	369,593

Non-Current Liabilities
Loans from banks and others		28,127	-	28,127
Notes		158,134	-	158,134
Other non-current liabilities		32,770	(1,560)	31,210
Deferred tax liabilities	F1	40,515	-	40,515
Employee benefit liabilities	F3	-	22,365	22,365

Total Non-Current Liabilities		259,546	20,805	280,351

Capital and reserves		678,087	(8,116)	669,971

		1,319,067	848	1,319,915

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

		Year ended December 31, 2007
	Note	Israeli GAAP	Effect of Transition to IFRS	IFRS
		NIS in thousands

Revenue		583,650	-	583,650
Cost of sales		440,854	(115)	440,739

Gross profit		142,796	115	142,911

Selling expenses		31,367	(23)	31,344
General and administrative expenses		36,060	(69)	35,991
Other expenses	F6	2,178	2,289	4,467

Operating profit		73,191	(2,082)	71,109

Finance income	F5	10,648	-	10,648
Finance expenses	F5	30,206	2,611	32,817

Finance expenses, net		19,558	2,611	22,169

Profit after financial expenses		53,633	(4,693)	48,940

Share of profit (loss) of associated companies-net	F8	(2,884)	3,740	856

Profit before tax		50,749	(953)	49,796
Taxes on income		19,307	(1,046)	18,261

Profit for the year		31,442	93	31,535

	Year ended December 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands
	(Audited)

Earnings per share:

Primary	7.61	0.02	7.63

Fully diluted	7.60	0.02	7.62

Number of share used to compute the primary earnings per share	4,132,728	4,132,728	4,132,728

Number of shares used to compute the fully diluted earnings per share	4,139,533	4,139,533	4,139,533

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options of employee options)	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands

As of January 1, 2007

Israeli GAAP	125,257	90,060	2,414	(8,341)	221,452	430,842

Adjustments of investment in associated companies
by the equity method	-	-	-	-	377	377
Classification of adjustments deriving from translations
of financial statements of foreign operations	-	-	-	8,341	(8,341)	-
Employee benefits net of tax effects	-	-	-	-	(4,172)	(4,172)
Amortization of pre-paid expenses in respect of lease of land	-	-	-	-	(1,868)	(1,868)
Financial expenses on capital note from affiliated
Company	-	-	-	-	(779)	(779)
Put option on affiliated Company	-	-	-	-	(1,612)	(1,612)
Effect of classifying a doubtful debt provision as specific
after being classified as general	-	-	-		(155)	(155)

Under IFRS rules	125,257	90,060	2,414	-	204,902	422,633

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (cont.)

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options to employees)	Hedging reserves	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands

As of December 31, 2007
Israeli GAAP	125,267	301,695	3,397	-	(5,166)	252,894	678,087

Adjustments of investment in associated
companies by the equity method	-	-	-	-	-	3,338	3,338
Classification of adjustments deriving from
translations of financial statements of
foreign operations	-	-	-	-	8,341	(8,341)	-
Cash flow hedges	-	-	-	(635)	635	-	-
Amortization of pre-paid expenses in respect
of lease of land	-	-	-	-	-	(1,508)	(1,508)
Benefits to employees net of tax effects	-	-	-	-	-	(4,326)	(4,326)
Put option on affiliated Company	-	-	-	-	-	(3,901)	(3,901)
Financial expenses on capital note from
affiliated Company	-	-	-	-	-	(1,560)	(1,560)
Effect of classifying a doubtful debt provision
as specific after being classified as general	-	-	-	-	-	(159)	(159)

Under IFRS rules	125,267	301,695	3,397	(635)	3,810	236,437	669,971

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Material adjustments to the consolidated statements of cash flows

(1)	Classification of interest income

In accordance with Generally Accepted Accounting Principles in Israel, interest income and dividend received, were presented under cash flows from operating activity.

Pursuant to international standards, dividends and interest income are classified as cash flows that derive from investment activity or operating activity.

Consequently, for the year ended on December 31, 2007, interest income in the amount of NIS 1,716 thousands was reclassified from operating activity to investment activity.

(2)	Classification of interest payments

In accordance with Generally Accepted Accounting Principles in Israel, interest payments, were presented under cash flows used in operating activity and financing activity, respectively.

Pursuant to international standards, interest payments are classified as cash flows used in financing activity.

Consequently, for the year ended on December 31, 2007, interest payments in the amount of NIS 24,994 thousands were reclassified from operating activity to financing activity.

(3)	Translation differences on foreign currency cash balances

In accordance with Generally Accepted Accounting Principles in Israel, the effect of changes in exchange rates on cash and cash equivalents that are held or repayable in foreign currency are presented as cash flows used in or derived from operating activity, and the effect of changes in exchange rates on cash balances in autonomous investee companies are presented in a separate item in the statement of cash flows.

Pursuant to international standards, the effect of changes in exchange rates on cash and cash equivalents held or repayable in foreign currency are presented in a separate line as a reconciliation between the opening balance of cash and cash equivalents and the closing balance of cash and cash equivalents.

Consequently, for the year ended on December 31, 2007, an amount of NIS 959 thousands was reclassified from operating activity to the item “effect of changes in exchange rates on cash balances held in foreign currency.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 7,856 thousands and NIS 9,116 thousands which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, and December 31, 2007 respectively.

(2)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as property, plant and equipment and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Hadera and in Naharia which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

The company has lease rights in land from the Tel Aviv Municipality conforming to the definition of investment real estate, that have been classified as operating leases and not as investment real estate pursuant to IAS 40.

As a result, as of January 1, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 30,023 thousands and the balance of fixed assets declined by the amount of approximately NIS 34,814 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,867 thousands, and, in part, against deferred taxes in the amount of approximately NIS 2,923 thousands.

As of December 31, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 34,900 thousands and the balance of fixed assets declined by the amount of approximately NIS 40,335 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,508 thousands, and, in part, against deferred taxes in the amount of approximately NIS 3,927 thousands.

The amortization of the lease fees is reflected in the increase of general and administrative expenses in the amount of approximately NIS 644 thousands for the year ended December 31, 2007 .In addition, tax expenses decreased in the amount of approximately NIS 1,004 thousands for the year ended December 31, 2007.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (cont.)

(3)	Employee Benefits

In accordance with generally accepted accounting principles in Israel, the Company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the company’s liability.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the Company’s financial statements and accordingly, no provision is necessary in the books.

However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

According to the international standards, a policy or executive insurance as above, which does not conform to the definition of plan assets as per IAS 19, will be presented separately in the balance sheet and not offset from the liabilities of the employer.

According to the policy adopted by the Company, actuarial profits are recorded to retained earnings but, due to lack of materiality, they have been recorded in full to operations.

As a result, as of January 1, 2007, an increase in the net liabilities for employees’benefit plans in the amount of NIS 5,563 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,391 thousands.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(3)	Employee Benefits (cont.)

As of December 31, 2007, an increase in the net liabilities for employees’ benefit plans in the amount of NIS 5,762 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,436 thousands.

Payroll expenses increased by the amount of approximately 199 thousands for the year ended December 31, 2007. In addition, tax expenses decreased by the amount of approximately 46 thousands for the year ended December 31, 2007.

Moreover, assets with regard to employee benefits were classified from other current liabilities to non current assets. The amount of approximately NIS 1,132 thousands, and NIS 1,179 thousands as of January 1, 2007 and December 31, 2007.

(4)	Put option for investee

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

As part of this agreement, MBP was granted an option to sell its holdings in Mondi Hadera to the company, at a price 20% lower than its value (as defined in the agreement) or $ 20 million less 20%, whichever is higher. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period.

In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, occurring recently, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards. Under accounting principles generally accepted in Israel, it was not required to give a value to the PUT option. According to the international standards, the value of the option was computed and recognized as a liability, measured according to fair value, with changes in fair value being recorded to operations in accordance with IAS 39.

As of January 1, 2007, a liability with respect to the option for sale of the shares of the investee in the amount of approximately NIS 1,612 thousands was presented.

As of December 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 3,901 thousands was presented.

Other expenses increased by the amount of approximately NIS 2,289 thousands for the year ended December 31, 2007.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(5)	Financial Income and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amount of NIS 32,817 thousands and financing income in the amount of NIS 10,648 thousands were presented in the income statements for the year ended December 31, 2007.

(6)	Other Income and Expenses

In accordance with generally accepted accounting principles in Israel, other income and expenses are presented in the income statements after the Operating profit.

Pursuant to IAS 1, other income and expenses should be presented as a part of Gross profit or / and as a part of Operating costs and expenses.

Consequently, other expenses in the amounts of NIS 2,178 thousands were classified at the profit from ordinary operations in the income statements for the year ended December 31, 2007.

(7)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities.

Pursuant to IAS 1, current tax assets or liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 19,824 thousands, and NIS 908 thousands which were previously presented under other current assets were reclassified to current tax assets as of January 1, 2007, and December 31, 2007 respectively.

(8)	Investment in Associated Companies

In the course of the second quarter, of 2007 Carmel, an associated company, made a repurchase of its own shares, held by some of its minority shareholders.As a result of this repurchase, the Company’s holdings in Carmel rose from 26.25% to reach 36.21%.This increase in the holding rate led to a negative cost surplus of NIS 4,923 thousands for the Company. According to Standard 20 (amended), this was allocated to non-monetary items and will be realized in accordance with the realization rate of these items.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(8)	Investment in Associated Companies (cont.)

The Company included a sum of NIS 2,439 thousands in earnings from associated companies for the year ended at December 31, 2007, as a result of the realization of these items. According to the directives of IAS 28 regarding the equity method of accounting, the balance of the negative cost surplus in the amount of NIS 4,923 thousands will be allocated to the Company’s share in earnings of associated companies, thereby increasing the Company’s earnings for the year ended on December 31, 2007 by a sum of NIS 2,484 thousands.The Investments in Associated Companies item in the balance sheet will also grow by the said sum.

(9)	Provision for doubtful debts

Under generally accepted accounting principles in Israel, the provision for doubtful debts is calculated both by means of a general provision on the basis of approximations and past experience, ascertained by the company in accordance with the structure and nature of the customers in the various companies, and also on the basis of a specific provision for customers where the likelihood of collection was low in reliance on indicators in the hand of the company and was made in a specific manner.

According to international standards, the provision for doubtful debts is calculated solely on the basis of a specific provision.

As a result, the amount of the provision for doubtful debts increased as of January 1, 2007 by the amount of NIS 218 thousands and deferred taxes decreased by NIS 63 thousands.

The amount of the provision for doubtful debts increased as of December 31, 2007 by the amount of NIS 218 thousands and deferred taxes decreased by NIS 59 thousands.

(10)	Capital note issued to an investee

The company’s balance sheet includes a capital note that was issued to an investee. Due to the fact that no repayment date was set for the capital note, and in view of the fact that the company is not a controlling interest in the investee, the capital note was presented under Israeli standards at its nominal value, and financial expenses in respect of same were not recorded in the statement of operations.

In accordance with the directives of the international standards, the capital note was classified as a financial liability under IAS 39. Therefore, the capital note will be measured at unamortized cost, while using the effective interest method.

In accordance with understandings reached between the company and the investee, that the capital note will not be repayable prior to January 1, 2009, the unamortized cost of the capital note in the financial statements of the company prepared according to the directives of the international standards will be considered as if it were repayable on such date.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

G.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

(1)	Share-Based Payment

The provisions of IFRS 2, which deals with share-based payments, have not been retroactively implemented with respect to equity instruments granted before November 7, 2002 and which have vested prior to the transition date.

(2)	Translation Differences

The Company chose not to retroactively implement the provisions of IAS 21 regarding translation differences accumulated as of January 1, 2007, with respect to overseas operations. Consequently, the opening balance sheet does not include cumulative translation differences in respect of overseas operations.

(3)	Deemed Cost For Items Of Fixed Assets

IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22	–	SUMMARY DATA FROM SEPARATE FINANCIAL STATEMENTS OF THE COMPANY

a.	Accounting policy for separate financial statements of the Company

The accounting policy applied in the separate financial statements of the Company is identical to that specified in Note 2 of the consolidated financial statements, except as stated below:

(1)	The Company elected for an early adoption of the amendment to IFRS 1 (hereinafter – “IFRS 1”) which permits an entity, for presentation in the separate financial statements, to measure the company’s investments in subsidiaries and in associated companies at deemed cost as of January 1, 2007. Pursuant to the amendment, a deemed cost is determined as the carrying amount of these investments, which are accounted for using the equity method, as of January 1, 2007, under which these investments were presented in accordance with Israeli GAAP.

Investments in investee companies which are presented under the equity method as deemed cost* :

As of January 1 2007
NIS in thousands

Associated companies	371,420
Subsidiaries	484,059

855,479

*	include loans and capital notes given to associated companies and subsidiaries in amount of NIS 104,399 thousands as of January 1, 2007.

(2)	SHARE-BASED PAYMENTS TO EMPLOYEES OF INVESTEE COMPANIES

The fair value of share-based payments that are settled in the equity instruments of the Company, which were granted to employees of investee companies, is recognized as the remaining outstanding debt of the investee company, throughout the vesting period of share-based payment arrangements. This amount is decreased by the amount of payments transferred by the investee company to the Company in respect of these arrangements.

(3)	DIVIDENDS FROM INVESTEE COMPANIES

Income from dividends declared by investee companies are recognized on the date the Company’s entitlement to these dividends is created.

(4)	LOANS TO INVESTEE COMPANIES

Loans granted by the Company to investee companies, without a defined repayment date, are presented as current or non-current assets, as the case may be, based on the date in which the Company anticipates the repayment thereof.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22	–	SUMMARY DATA FROM SEPARATE FINANCIAL STATEMENTS OF THE COMPANY (cont.)

b.	balance sheets

	December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Current Assets
Cash and cash equivalents	410	157,085
Designated deposits	249,599	-
Trade receivables	11,410	33,274
Affiliated companies, net	187,976	6,648

Total Current Assets	449,395	197,007

Non-Current Assets
Investment and loans to associated companies	295,870	341,561
Investments and loans to subsidiaries	598,569	484,059
Fixed assets	92,528	87,550
Prepaid leasing expenses	35,613	34,117
Deferred tax assets	14,318	6,065

Total Non-Current Assets	1,036,898	953,352

Total Assets	1,486,293	1,150,359

Current Liabilities
Credit from banks	42,668	143,480
Current maturities of long-term notes and long term loans	51,702	42,775
Trade payables	4,859	5,186
Other payables and accrued expenses	66,541	51,152
Other financial liabilities	32,770	-
Financial liabilities at fair value through profit and loss	13,904	3,901
		-

Total Current Liabilities	212,444	246,494

Non-Current Liabilities
Loans from banks and others	45,309	28,127
Notes	554,124	158,134
Other financial liabilities	-	31,210
Employee benefit liabilities	7,537	7,270

Total Non-Current Liabilities	606,970	224,741

Capital and reserves	666,879	679,124

	1,486,293	1,150,359

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22	–	SUMMARY DATA FROM SEPARATE FINANCIAL STATEMENTS OF THE COMPANY (cont.)

c.	Income statements

	Year ended December 31
	2 0 0 8	2 0 0 7
	NIS in thousands

Income
Finance income	11,406	3,353
Income from investments	-	70,000
Participation in expenses - net	(8,352)	2,461

	3,054	75,814

Cost and expenses

Other expenses	(10,000)	(2,316)
Finance expenses	(22,959)	(35,326)

	(32,959)	(37,642)

Profit (loss) before taxes on income	(29,905)	38,172

Tax income on the income	(13,548)	(1,876)

Net profit (loss) for the year	(16,357)	40,048

d.	Statement of recognized income and expenses

	Year ended December 31,
	2 0 0 8	2 0 0 7

Actuarial loss in respect of a defined benefit plan, net	(131)	-

Total expenses recognized directly in capital and reserves	(131)	-

Profit (loss) taken from income statement	(16,357)	40,048

Total income and expenses recognized on the year	(16,488)	40,048

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22	–	SUMMARY DATA FROM SEPARATE FINANCIAL STATEMENTS OF THE COMPANY (cont.)

e.	cash flow statements

	Year ended December 31
	2 0 0 8	2 0 0 7
	NIS in thousands

Cash flows - operating activities
Profit (loss) for the year	(16,357)	40,048
Tax income recognized in profit and loss	(13,548)	(1,876)
Financial expenses recognized in profit and loss	11,553	31,973
Capital loss on sell of Fixed assets	-	62
Capital loss on sale of investment in associated company	-	28
Depreciation and amortization	4,791	4,234
Share based payments expenses	2,755	-

	(10,806)	74,469

Changes in assets and liabilities:
Increase in trade and other receivables	(113,872)	(41,498)
Increase (decrease) in trade and other payables	(5,918)	401
Increase in financial liabilities at fair value through
profit and loss	10,003	2,289
Increase (decrease) in employee benefits and provisions	398	(2,904)

Cash used in operating activities	(109,389)	(41,712)

Tax Payments, net	3,685	(11,600)

Net cash generated by (used in) operating activities	(116,510)	21,157

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22	–	SUMMARY DATA FROM SEPARATE FINANCIAL STATEMENTS OF THE COMPANY (cont.)

e.	cash flow statements (cont.)

	Year ended December 31
	2 0 0 8	2 0 0 7
	NIS in thousands

Cash flows - investing activities
Acquisition of fixed assets	(7,834)	(11,568)
Acquisition of subsidiaries	(74,942)	-
Proceeds from fixed assetst	-	30,547
Investment in designated deposits, net	(255,244)	-
Interest received	5,193	1,716
Prepaid leasing expenses	(2,651)	(2,596)
Collection of loans of associated companies	3,085	2,429
Proceeds from sale of investment of associated companies	-	27,277

Net cash generated (used in) investing activities	(332,393)	47,805

Cash flows - financing activities
Proceeds from private share allocating	-	211,645
Proceeds from issuing notes	424,617	-
Short-term bank credit - net	(100,812)	(57,684)
Borrowings received from banks	35,000	-
Repayment of borrowings from banks	(10,634)	(5,213)
Interest Paid	(16,718)	(24,993)
Redemption of notes	(38,904)	(37,167)

Net cash generated by financing activities	292,549	86,588

Increase (Decrease) in cash and cash equivalents	(156,354)	155,550
Cash and cash equivalents - beginning of period	157,085	576
Net foreign exchange difference	(321)	959

Cash and cash equivalents - end of period	410	157,085

Exhibit 4

Table of Contents

Part	Subject

A.	Corporate Business Description

B.	Management Discussion

C.	Financial Statements as at December 31, 2008

D.	Additional Details Regarding the Corporation

Part A

Corporate Business Description

9.4.	Customers of the paper and recycling operating sector	43
9.5.	Marketing and distribution in the paper, recycling and cardboard sector	45
9.6.	Order Backlog in the paper, recycling and cardboard operating sector	46
9.7.	Competition in the paper, recycling and cardboard sector	46
9.8.	Output Capacity in the paper, recycling and cardboard sector	48
9.9.	Seasonality	50
9.10.	Fixed assets and plant equipment of paper, recycling and cardboard
	operating sector	50
9.11.	Raw materials and suppliers in the paper, recycling and cardboard sector	54
9.12.	Working Capital	56
9.13.	Environmental Protection in the paper, recycling and cardboard operating sector	57
9.14.	Restrictions on and Supervision of Corporate Operations in the Paper,
	Recycling and Cardboard Sector	60
9.15.	Material Agreements in the paper, recycling and cardboard operating sector	65
9.16.	Prospects for development over the next year for the operating sector	67
9.17.	Risk Factors in the paper, recycling and cardboard operating sector	69
10.	Office Supplies Marketing sector	73
10.1.	General information on marketing of office supplies operations sector	73
10.2.	Products and Services in marketing of office supplies sector of operations	74
10.3.	Revenue Distribution and Product and Service Profitability in marketing
	of office supplies sector of operations	74
10.4.	Customers in the marketing of office supplies sector	74
10.5.	Marketing and distribution in marketing of office supplies sector s	75
10.6.	Order backlog in the marketing of office supplies Sector	75
10.7.	Competition in the Office Supplies Marketing sector	76
10.8.	Seasonality	77

10.9.	Fixed assets and facilities in the marketing of office supplies sector	77
10.10.	Suppliers in the marketing of office supplies sector	78
10.11.	Working Capital	78
10.12.	Restrictions on and Supervision of Corporate Operations in the Office
	Supplies Marketing Sector	79
10.13.	Prospects for developments in the sector of operations for the coming year	79
10.14.	Risk factors in the operations of marketing of office supplies sector	80
Chapter D - Additional Information Regarding The Company		82
11.	Fixed assets and facilities	82
12.	Human resources	83
12.1.	Description of the Company's organizational structure	83
12.2.	Staff employed according to areas of activity	84
12.3.	Employment agreements	84
12.4.	Agreements with senior officers	86
12.5.	Unexceptional transactions with officers or controlling shareholders	91
13.	Enforcement Policy	92
14.	Financing	93
15.	Taxation	96
15.1.	Measuring results for tax purposes according to the Income Tax Act
	(Adjustments for Inflation) - 1985	96
15.2.	Industry Promotion Act (Taxes) - 1969	97
15.3.	Tax Rates Applicable to Revenues not Derived from Approved Enterprises	97
15.4.	Carryover Tax Losses	98
16.	Insurance	98
17.	Material Agreements	99

18.	Company Bonds	100
19.	Legal Proceedings	101
20.	Business Objectives and Strategy	102
21.	Prospects for development over the next year	105
22.	Risk Factors	106
23.	Investments in Associated Companies	109
23.1.	Mondi Hadera Paper	109
23.2.	Hogla-Kimberly Ltd.	128
23.3.	Operations in Turkey	153
23.4.	T.M.M. Integrated Recycling Industries, Ltd.	159
23.5.	Cycle-Tec Ltd.	160

Chapter A – Description of the General Development of the Corporation’s Business

1.	Introduction

The Board of Directors of Hadera Paper Ltd. is honored to hereby present the description of the corporation’s business as at December 31, 2008 – a review of the corporate description and development of its business in 2008 (“the reported period”). The report was formulated in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

1.1.	Legend

For the sake of convenience, in this periodic report the following abbreviations shall have the meaning noted next to them:

"Amnir" -	Amnir Recycling Industries Ltd.;

"Amnir Environment" -	Amnir Industries and Environmental Services Ltd.;

"Graffiti"	Graffiti Office Supplies & Paper Marketing Ltd.;

"DIC" -	Discount Investment Corporation Ltd.;

"TASE" -	The Tel Aviv Stock Exchange Ltd.;

"The Company" or "Hadera Paper" -	Hadera Paper Ltd. (formerly: "American Israeli Paper Mills Ltd.");

"The Group"	The Company, its subsidiaries and associated companies, as defined below;

"Subsidiaries" -	Companies directly and/or indirectly controlled by the Company[1]: Graffiti Office Supplies & Paper Marketing Ltd.; Hadera Paper Industries Ltd. (formerly: "AIPM Paper Industry (1995) Ltd."), Amnir Recycling Industries Ltd., Attar Office Supplies Marketing Ltd., Carmel Container Systems Ltd. (starting on September 1, 2008), Frenkel-CD Ltd. (starting on September 1, 2008) and other inactive companies as set forth in section 2.5 below;

[1]	In respect of this report, "Control" - as defined in Section 1 of the Securities Act.

"Associated Companies" -	Hogla-Kimberly Ltd., Mondi Hadera Paper Ltd., KCTR (Turkey) and Cycle-Tec Ltd.;

"Hogla Kimberly" -	Hogla-Kimberly Ltd.;

"The Companies Law" -	The Companies Law, 1999;

"The Securities Act" -	The Securities Act, 1968;

"Carmel" -	Carmel Container Systems Ltd.;

"CII" -	Clal Industries and Investments Ltd.;

"Mondi" -	Mondi Paper Hadera Ltd.;

"Report date" -	December 31, 2008;

"Hadera Paper Industries" -	Hadera Paper Industries Ltd. (formerly: "AIPM Paper Industries (1995) Ltd.");

"Cycle-Tec" -	Cycle-Tec Recycling Technology Ltd.;

"Attar" -	Attar Office Supplies Marketing Ltd.;

"Frenkel" -	Frenkel-CD Ltd.;

"NYSE"-	New York Stock Exchange (formerly American Stock Exchange - AMEX);

"KCTR"-	Kimberly-Clark Tuketim Mallari Sanayi Ve Ticare A.S.

1.2.	The degree to which information included in this report is material, including description of the subsidiaries and associated companies and description of their business, is provided from the Company’s viewpoint, and in some cases the description has been elaborated to provide a comprehensive view of the topic described.

2

1.3.	Holding stakes in shares of investee companies are rounded to the nearest percentage point, and are current in proximity to the date of this report, unless otherwise indicated. Holding stakes in shares of an investee company are calculated out of total actual issued share capital of said investee, not accounting for potential dilution due to exercise of options and other convertible securities issued by the company, unless otherwise indicated.

1.4.	This report refers to both men and women – the use of the masculine form is for purposes of convenience only.

1.5.	Part I of this report should be read along with its other parts, including the notes to the financial statements.

2.	Corporate operations and description of development of its business

2.1.	The Company was incorporated in Israel as a private company in 1951. In 1959 the Company held its initial public offering of its securities, and Company shares have been listed since then for trading on the TASE and on the NYSE. On July 1, 2008, pursuant to approval by the Registrar of Companies, the Company changed its name from American Israeli Paper Mills Ltd. to Hadera Paper Ltd. Current controlling shareholders in the Company are CII and DIC, which hold, as of soon prior to the publication date of this report, 37.98% and 21.45% of the Company’s issued capital and voting rights, respectively.

To the best of the Company’s knowledge, CII and DIC have entered into a shareholders’ agreement with regard to their holdings in the Company, dated February 1980. The aforementioned shareholders’ agreement is valid for a 10-year term, and is automatically renewed for a further 10-year term, unless any party informs the counter-party of its intent to terminate the agreement, 6 months prior to term expiration. As of the report date, the aforementioned agreement is effective through February 2010. According to the shareholders’ agreement, Clal Industries and Discount Investment Corporation shall cooperate in votes concerning appointment of members to the Company Board of Directors, of equal number to each party; should a material difference emerge in the parties’ holding shares of the Company, the number of Board members shall be determined by negotiation in order to provide appropriate representation to each party according to their holding share. The agreement further stipulates that Clal Industries and Discount Investment Corporation shall cooperate with regard to appointment of members of major committees of the Company Board of Directors and with regard to approval of dividend distribution. Furthermore, to the best of the Company’s knowledge, the aforementioned agreement also includes commitments by the parties thereto to provide first right of refusal to each other in case of sale of shares by the other party (other than with regard to non-material sales on the stock exchange). For details of holders of 5% or more of the Company’s issued and paid-up share capital, see section 2.4 below.

3

2.2.	The Company deals in the manufacture and sale of packaging paper, corrugated board containers and packaging for consumer goods, in the collection and recycling of paper waste and in the marketing of office supplies – through its subsidiaries. The Company also holds several associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

2.3.	The Company has two sectors of operation which are also reported as accounting sectors in its consolidated financial statements – the paper, recycling and cardboard sector, and the office supplies marketing sector. Group companies engaged in the paper, recycling and cardboard sector include Hadera Paper Industries, Amnir, Carmel and Frenkel – since Sept-1-08 (subsidiary companies some of which are wholly-owned by the company and some under its control), as well as group companies engaged in the office supplies marketing sector, which include Graffiti and Attar (wholly-owned subsidiaries of the Company). For details regarding these two operating sectors, see section 4, below. Hadera Paper provides various services, including headquarter services, to some of its subsidiaries and associated companies; for details see section 3.1.1.1, below. Note that in addition to Company operations via its subsidiaries in the aforementioned operating sectors, the Company has investments in several associated companies: Hogla-Kimberly, Mondi, KCTR and Cycle-Tec. For details regarding associated company operations, see section 23, below.

4

2.4.	To the best of the Company’s knowledge, the following are details of holders of 5% or more of the Company’s issued share capital, in immediate proximity to the publication date of this report:

Shareholder name	Number and percentage of holdings in equity and voting rights
	Number of shares	Rate (%)

Clal Industries and Investments Ltd.2 3	1,921,861	37.98%
Discount Investment Corporation Ltd.	1,085,761	21.45%
Clal Insurance Holdings Ltd.[4]	347,668	6.87%
Clal Finance[5]	35,109	0.69%
Public
Total	5,060,774	100%

[2]	CII is a public company. As of the date of this report, IDB Development Co., Ltd. (hereinafter: “IDB Development”), a public company whose shares are listed for trade on the stock exchange, holds 60.54% of CII’s issued capital. To the best of the Company’s knowledge, Clal Insurance Business Holding Ltd. (hereinafter: “Clal Holdings”), a public company whose shares are listed for trading on the stock exchange, which is controlled, as of the report date, by IDB Development, holds 5.24% of CII’s issued capital. To the best of the Company’s knowledge, Clal Holdings is an interested party in CII, since it is controlled by IDB Development, the controlling shareholder of CII.

To the best of the Company’s knowledge, IDB Development Ltd. (“IDB Development”) is a public company whose shares are listed for trade on the Tel Aviv Stock Exchange Ltd. (“TASE”) and whose controlling shareholder is IDB Holdings Ltd. (“IDB Holdings”), which holds 86.83% of the capital and 87.16% of the voting rights in IDB Development.

To the best of the Company’s knowledge, IDB Holdings is a public company whose shares are listed for trade on the stock exchange, whose shareholders are:

—	Ganden Holdings Ltd. (Ganden Holdings”), a private company incorporated in Israel, which holds directly and via Ganden Investment IDB Ltd. (“Ganden”), a private company incorporated in Israel wholly owned by it (indirectly), 55.26% of the capital and 55.31% voting rights of IDB Holdings, as follows: Ganden holds 37.73% of the capital and 37.76% of the voting rights of IDB Holdings, and Ganden Holdings directly holds 17.53% of the capital and 17.55% of the voting rights of IDB Holdings. The controlling shareholders of Ganden Holdings are as described below. Furthermore, Shelly Bergman (one of the controlling shareholders in Ganden Holdings) holds, via a private company incorporated in Israel and wholly-owned by her, 4.23% of the capital and voting rights in IDB Holdings and 0.74% of the capital and voting rights in IDB Development.

—	Manor Holdings B.A., Ltd. (“Manor Holdings”), a private company incorporated in Israel, which holds directly and via Manor Investments – IDB Ltd. (“Manor”), its subsidiary which is a private company incorporated in Israel, 13.42% of the capital and 13.43% of the voting rights of IDB Holdings, as follows: Manor holds 10.39% of the capital and 10.4% of the voting rights of IDB Holdings, and Manor Holdings directly holds 3.03% of the capital and voting rights of IDB Holdings. The controlling shareholders (and other material shareholders) of Manor Holdings are as described below. In addition, Manor holds 0.34% of the capital and voting rights in IDB Development.

—	Avraham Livnat Ltd., a private company incorporated in Israel, holds directly and via Avraham Livnat Investments (2002) Ltd. (“Livnat”), a wholly-owned private company incorporated in Israel, 13.43% of the capital and 13.44% of the voting rights of IDB Holdings, as follows: Livnat holds 10.34% of the capital and 10.35% of the voting rights of IDB Holdings, and Avraham Livnat Ltd. directly holds 3.09% of the capital and voting rights of IDB Holdings. The controlling shareholders (and other material shareholders) of Avraham Livnat Ltd. are as described below.

Ganden, Manor and Livnat jointly hold, by virtue of a shareholders’ agreement to which they are party with regard to their holdings and shared control of IDB Holdings, effective through May 2023 (“IDB shareholders’ agreement”), approximately 51.70% of the issued capital of IDB Holdings, as follows: [a] Ganden – 31.02%; [b] Manor – 10.34%; and [c] Livnat – 10.34%.

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The IDB shareholders’ agreement includes, inter alia, a pre-coordination agreement on uniform voting at shareholder meetings of IDB Holdings; exercise of voting power to achieve maximum representation of candidates supported by Ganden, Manor and Livnat on IDB Holdings’ and the Company’s Boards of Directors as well as representation on boards of major subsidiaries; determination of persons holding office of Chairman of the Board and Vice Chairmen on IDB Holdings and its major subsidiaries; non-disclosure of all matters concerning the business of IDB Holdings and its investees; restrictions on transactions in shares of IDB Holdings which form part of the controlling interest; setting up a mechanism for right of first refusal, tag-along right for sale or transfer of IDB Holdings shares and Ganden’s right to require Manor and Livnat to sell, concurrently with the former, shares in the controlling stake to a third party, should certain circumstances occur; agreement by Ganden, Manor and Livnat, among themselves, to make their best efforts, subject to all legal provisions, to cause IDB Holdings to distribute to its shareholders, annually, at least one half of the distributable annual income; and for all investees of IDB Holdings (including the Company) to adopt a policy aimed at distributing to its shareholders, annually, as dividend, one half or more of distributable annual income, provided that no significant impact is caused to the cash flows or to plans approved and adopted from time to time by their boards of directors; the right of each of Ganden, Manor and Livnat to purchase surplus shares of IDB Holdings which are not part of the controlling interest, subject to the requirement to offer the other parties to the IDB shareholders’ agreement to purchase a part thereof based on their holdings stake in IDB Holdings; commitment by Ganden, Manor and Livnat to avoid any action or investment which may terminate or materially deteriorate terms of regulatory approvals or permits granted to Ganden, Manor and Livnat, to IDB Holdings or to its investee companies.

It is hereby clarified that the aforementioned additional holdings in IDB Holdings, held by Ganden Holdings (17.53%), by Ganden (6.71%), by Manor Holdings (3.03%), by Manor (0.05%), by Avraham Livnat Ltd. (3.09%) and by Shelly Bergman, via its wholly-owned subsidiary (4.23%) – are excluded from the “controlling interest” as defined in the IDB shareholders’ agreement.

Furthermore, Clal Finance Ltd. (“Clal Finance”) and mutual funds managed by a company controlled by Clal Finance, which is an indirect subsidiary of IDB Development, together hold 0.11% of the capital and 0.03% of the voting rights in IDB Holdings, and Epsilon Mutual Fund Management (1991) Ltd. (“Epsilon”), a subsidiary of Koor Industries Ltd., a company in which IDB Development holds 76% in total, directly and via Discount Investment Company Ltd., a subsidiary of IDB Development, holds a negligible share of capital and voting rights in IDB Holdings. Furthermore, Clal Finance holds 0.12% of the capital and 0.03% of the voting rights in IDB Development, and Clal Information Technology Ltd., a wholly-owned subsidiary of IDB Development, holds 0.29% of IDB Development’s capital. Epsilon holds a negligible share of the capital and voting rights of IDB Development.

IDB Development holds 4,319,091 of its own shares, which are dormant shares which confer no rights at all.

Ganden Holdings is a private company whose controlling shareholders are Nochi Dankner, who holds, directly and via a company controlled by him, 56.92% of the issued share capital and voting rights in Ganden Holdings, and Shelly Bergman, who holds 12.55% of the issued share capital and voting rights in Ganden Holdings; these controlling shareholders are deemed to jointly hold 69.47% of the issued share capital and voting rights in Ganden Holdings, inter alia, by virtue of a cooperation and pre-coordination agreement between them. Nochi Dankner’s control of Ganden Holdings is also based on an agreement signed or joined by all shareholders of Ganden Holdings, whereby Nochi Dankner was granted, inter alia, veto rights on Board of Directors and General Meetings of Ganden Holdings and its subsidiaries. Note also that Nochi Dankner serves as Chairman of the Board of Directors of IDB Holdings and of IDB Development, and as General Business Manager of IDB Holdings.

Hashkaa Mutzlachat Ltd. (“Hashkaa Mutzlachat”), a company wholly owned by Mr. Tzur Dabush, holds 1.69% of the issued capital and voting rights of Ganden Holdings; for the sake of caution and in view of Tzur Dabush’ commitment towards Nochi Dankner to vote all of the former’s shares of Ganden Holdings together with the latter, in accordance with the voting and instructions of Nochi Dankner, Hashkaa Mutzlachat and Tzur Dabush may, for as long as said commitment remains in force, be deemed to hold together with Nochi Dankner means of control over Ganden Holdings, and may therefore also be deemed to be controlling shareholders of Ganden Holdings.

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Other material corporate shareholders of Ganden Holdings are as follows:

Nolai BV (a private company indirectly owned by The L.S. Settlement, which is held in trust by a law firm based in Gibraltar, whose beneficiaries are descendants of Ms. Anna Schimmel, including Yaakov Schimmel) holds 9.99% of the capital and voting rights in Ganden Holdings.

Avi Fisher, in person and via Noga MGA Investments Ltd., a company controlled by him and by his wife, holds, directly and indirectly, 9.23% of the capital and voting rights in Ganden Holdings.

Manor is a company controlled by Itzhak Manor and his wife, Ruth Manor. Yitzhak Manor and Ruth Manor, along with their four children – Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia – hold all Manor shares via two private companies – Manor Holdings and Euro Man Automotive Ltd. (“Euro Man”), as follows: Ruth and Yitzhak Manor hold all shares of Manor Holdings, which holds 60% of Manor shares; in addition, Ruth and Yitzhak Manor and their aforementioned children hold all shares of Euro Man, which holds 40% of Manor shares, as follows: Ruth Manor and Yitzhak Manor each hold 10% of Euro Man shares; Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia each hold 20% of Euro Man shares. Note also that Yitzhak Manor serves as Vice Chairman of the IDB Holdings Board of Directors and as member of the IDB Development Board of Directors; Dori Manor serves as member of the Boards of Directors of IDB Holdings and of IDB Development.

Avraham Livnat Ltd. is a company controlled by Avraham Livnat, which is wholly owned by Avraham Livnat and his three sons – Ze’ev Livnat, Zvi Livnat and Shai Livnat – as follows: Avraham Livnat holds 75% of the voting rights in Avraham Livnat Ltd. and Zvi Livnat holds 25% of the voting rights in Avraham Livnat Ltd., and Ze’ev Livnat, Zvi Livnat and Shai Livnat each hold 33.3% of the capital of Avraham Livnat Ltd. Furthermore, Zvi Livnat serves as board member and Deputy CEO of IDB Holdings, and as Deputy Chairman of the Board of IDB Development, and Shai Livnat serves as board member of IDB Development.

[3]	To the best of the Company’s knowledge, CII and DIC have an agreement, effective through February 2010, relating to their holdings in the Company, whereby they would cooperate on votes regarding appointment of Company board members, appointment of representatives to major committees of the Company Board of Directors and to approval of dividend distribution. Furthermore, to the best of the Company’s knowledge, the aforementioned agreement also includes commitments by the parties there to provide first right of refusal to each other in case of sale of shares by the other party. For further details with regard to this agreement, see section 2.1, below.

[4]	Clal Insurance Holdings Ltd. (hereinafter: Clal Holdings”), a public company whose shares are listed for trading on the stock exchange, which is controlled, as of the report date, by IDB Development Co. Ltd. (hereinafter: “IDB Development”). To the best of the Company’s knowledge, Clal Holdings is an interested party in the Company, since it is controlled by IDB Development, the controlling shareholder of CII.

[5]	Clal Finance Ltd. (hereinafter: “Clal Finance”), a public company whose shares are listed for trade on the stock exchange, which is controlled, as of the report date, by IDB Development Co. Ltd. (hereinafter: “IDB Development”). To the best of the Company’s knowledge, Clal Finance is an interested party in the Company, since it is controlled by IDB Development, the controlling shareholder of CII.

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2.5.	The following diagram illustrates the Company’s holdings in major Group companies:

Hogla-Kimberly
Ltd.(4)

Hadera Paper
Industries Ltd.

Carmel Container
Systems Ltd.(5)

Graffiti Office
Supplies & Paper
Marketing Ltd.

Amnir Recycling
Industries Ltd.

Frenkel- CD Ltd.

Attar Marketing
Office Supplies Ltd.

49.9%

49.9%

89.3%

100%

Hadera Paper Ltd.(1) (2)

100%

100%

Mondi Hadera
Paper Ltd.(3)

100%

28.92%

28.92%

KCTR

(Turkey)

100%

Cycle-Tec Ltd.

30.18%

(1)	In February 2007, the Company sold its holding in TMM Integrated Recycling Industries Ltd. (43% of TMM’s issued share capital) and no longer owns shares of TMM. For details of the aforementioned sale of holdings, see section 21.5, below.

(2)	In addition, the Company has the following holdings in inactive companies: Integrated Energy Ltd.; Hadera Paper – Development and Infrastructure Ltd.; AIPM Marketing (1992) Ltd.; Yavnir Trading Company Ltd.; Nir Oz Investment Company Ltd.; and Dafnir Packaging Systems Ltd.

(3)	Mondi has four wholly-owned subsidiaries: Mondi Hadera PaperMarketing Ltd., Grafinir Paper Marketing Ltd., Yavnir (1999) Ltd., and Mitrani Paper Marketing 2000 (1998) Ltd.

(4)	In addition to KCTR, Hogla-Kimberly has two other wholly-owned subsidiaries: Hogla Kimberly Marketing Ltd. and Mollett Marketing Ltd.

(5)	Carmel has a wholly-owned subsidiary: Tri-Wall Containers (Israel) Ltd.

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2.6.	Below is information about the Company’s holdings in major Group subsidiaries and associated companies, as well as information about Company representation on the boards of directors of said companies, as of the report date:

Company Name	Sector of Operations	Presentation of the Company in the financial statements of Paper Mills	Hadera Paper representation on the Board	Holding share of capital and voting rights	Fully diluted holding rate of capital and voting

Hadera Paper Industries	Paper and Recycling Sector	Consolidated subsidiary	5 representatives out of 5 Board members	100	100
Amnir	Paper and Recycling Sector	Consolidated subsidiary	4 representatives out of 4 Board members	100	100
Graffiti Consolidated (including Attar)	Office Supplies Marketing	Consolidated subsidiary	5 representatives out of 5 Board members	100	100
Mondi	Associated	Associated	3 representatives out of 6 Board members	49.9	49.9
Hogla Kimberly	Associated	Associated	2 representatives out of 4 Board members	49.9	49.9
KCTR	Associated	Associated	2 representatives out of 5 Board members[6]	49.9	49.9
Carmel	Paper and Recycling Sector	Consolidated subsidiary	3 representatives out of 5 Board members	89.3	89.3
Cycle-Tec	Associated	Associated	2 representatives out of 7 Board members	30.18	30.18
Frenkel	Paper and Recycling Sector	Consolidated subsidiary	2 representatives out of 8 Board members	54.74 of capital[7]	54.74 of capital
				54.69 of voting rights	54.69 of voting rights

[6]	A company wholly-owned by Hogla-Kimberly, which is 49.9% owned by the Company. As of the report date, out of five members on KCTR’s board of directors, two other board members serve on behalf of Kimberly-Clark and one other board member – on behalf of Hogla-Kimberly.

[7]	Direct and indirect holdings. The company directly holds 28.92% of the equity of Frenkel and 28.86% in the voting rights. Furthermore, Carmel – 89.3% of which is owned by the Company, holds 28.92% of the share capital of Frenkel. As of the report date, out of eight members on the Frenkel board of directors, two other board members serve on behalf of Carmel, and four board members – on behalf of Frenkel and Sons Ltd.

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3.	Changes to the Corporation’s Business

3.1.	Changes to Group structure

The current Group structure is the result of acquisitions, investments in various companies and business partnerships as described below:

3.1.1.	Subsidiaries

3.1.1.1.	Hadera Paper Industries Ltd. – the Company founded in 1995 its wholly-owned subsidiary, Hadera Paper Industries Ltd., to engage in the production and sale of packaging paper. In 2007, the Company applied to the Income Tax Authority, requesting to spin-off operations of production service provision, described below, which the Company provides to Group companies at the Company site in Hadera (Hadera Paper Industries, Amnir and associated companies – Mondi and Hogla-Kimberly), to a new company named Hadera Paper – Development and Infrastructure Ltd. The aforementioned services include: Engineering services, regular maintenance for maintaining production continuity, supply of gas, electricity, steam, fuel and water. The Company also provides additional services, including: Spare-parts warehouse, transportation services, cleaning, security and catering. Note that these services are also provided to the Company’s associated companies on Company premises in Hadera, in exchange for cost reimbursement. The objective of this spin-off is to allow for higher efficiency of the aforementioned operations and to allow in future, subject to business opportunities and to Company decisions on this issue – to review the introduction of strategic partners into Hadera Paper and Hadera Paper Industry operations. As of the report date, approval by the Income Tax Authority of the Company’s spin-off request has yet to be obtained, and the Company has yet to conclude the aforementioned spin-off. For information on this matter, see section 4, below.

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3.1.1.2.	Amnir Recycling Industries Ltd. – In 1969, the Company established Amnir, a wholly-owned subsidiary, engaged in paper waste collection.

3.1.1.3.	Graffiti Office Supplies Marketing Ltd. – In 1993, the Company established Graffiti, a wholly-owned subsidiary, engaged in office supplies marketing.

3.1.1.4.	Attar Marketing Office Supplies Ltd. – In 1996, Graffiti established a wholly-owned subsidiary, Attar, engaged in the office supplies sector.

3.1.1.5.	Carmel Containers Systems Ltd. – In July 1992, the Company acquired 25% of shares of Carmel, a leading company in manufacturing and marketing of paperboard packaging products for industry and agriculture. In Q2 of 2007, Carmel bought back its shares from Ampal Ltd. and from another shareholder, such that Company holdings of voting rights in Carmel grew from 26.25% (prior to said share buy-back) to 36.21%. In August 2008, a transaction was completed for the acquisition of shares of Carmel Container Systems Ltd. (“Carmel”), pursuant to an agreement signed on July 10, 2008, whereby the Company acquired the shares of Carmel held by Robert Kraft, the principal shareholder in Carmel, as well as those of several other shareholders, in consideration of a total of $20.77 million, paid upon closing of the transaction. The shares were acquired “As-Is” and the transaction closed subsequent to receiving the approval of the Antitrust Supervisor, which was a pre-condition for said closing. Upon conclusion of the transaction, the company holds approximately 89.3% of Carmel shares and starting Sept-1-08, the financial statements of Carmel and those of Frenkel-CD Ltd. have been consolidated with the Company’s financial statements. For impact of this acquisition on the Company, see Note 15 to the Company’s financial statements as of December 31, 2008.

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3.1.1.6.	Frenkel- CD Ltd. – In January 2006, a transaction was completed wherein C.D. Packaging Systems, Ltd. (at that time, 50% directly held by the Company and 50% by Carmel) acquired the operations of Frenkel & Sons, Ltd. in consideration of the allocation of 44.3% of shares of the merged company, Frenkel-CD Ltd. Upon conclusion of the aforementioned transaction, the Company directly holds 27.85% of the issued capital of Frenkel, the merged company. In August 2008, a transaction was concluded whereby the Company increased its holdings in Carmel, thereby increasing its holdings in Frenkel to 28.92% directly and to 25.83% indirectly, via its holdings in Carmel, which holds 28.92% of the issued share capital of Frenkel, and starting on September 1, 2008, the Company holds in total 54.75% of Frenkel, and the financial statements of Carmel and of Frenkel-CD Ltd. were consolidated with those of the Company. To the best of the Company’s knowledge, the other shareholder of Frenkel is Frenkel & Sons Ltd., a third party which is not an interested party in the Company (who holds, as of the report date, 42.16% of Frenkel). Frenkel is engaged in design, production and marketing of consumer goods packaging.

3.1.2.	Associated Companies

3.1.2.1.	Hogla-Kimberly Ltd. – Hogla-Kimberly was incorporated in 1963 as a wholly-owned subsidiary of the Company, engaged in the consumer goods sector. In 1996, a foreign corporation, Kimberly Clark Corporation (hereinafter: “KC”), a third party which is not an interested party in the Company, acquired 49.9% of Hogla-Kimberly shares. On March 31, 2000, KC increased its holding in Hogla-Kimberly to 50.1% of the latter’s issued share capital. As a result, Hogla-Kimberly Ltd. is no longer consolidated within the Company’s financial statements since the second quarter of 2000, and the Company’s share of the Hogla-Kimberly results (49.9%) is included in the company’s share of profits of associated companies. Hogla-Kimberly manufactures and markets a wide variety of home paper products, disposable diapers for babies, incontinence products (absorbent products for adults), feminine hygiene products and complementary products for the kitchen and for cleaning. For more details on Hogla-Kimberly’s operations, see section 23.2, below.

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3.1.2.2.	Kimberly-Clark Tuketim Mallari Sanayi Ve Ticare A.S. – In 1999, Hogla-Kimberly acquired Turkish company Kimberly-Clark Tuketim Mallari Sanayi Ve Ticare A.S. (formerly: Ovisan), which produces and markets diapers, hygiene products and home paper products in Turkey. As of the report date, Hogla-Kimberly holds 100% of KCTR’s issued capital. For details of KCTR’s operations, see section 23.3, below.

3.1.2.3.	Mondi Hadera Paper Ltd. – in February 2000, a transaction was concluded between the Company and Austrian company, Neusiedler AG, a third party which is not an interested party in the Company, whereby the latter, operating under the Mondi Business Paper Group, acquired 50.1% of the Company’s operations in the fine paper sector, which was spun-off prior to the transaction and transferred to Mondi, which was incorporated for this purpose (note that at that time, Mondi was named Neusiedler Hadera Paper Ltd.). Upon conclusion of the aforementioned transaction and as of the report date, the Company holds 49.9% of Mondi’s issued capital. For details of Mondi’s operations, see section 23.1, below.

3.1.2.4.	TMM and Amnir Industries and Environmental Services Ltd. – In 1998 the Company transferred paper waste collection operations from Amnir to Amnir Industries and Environmental Services Ltd. (hereinafter: “Amnir Environment”), a wholly-owned subsidiary. In July 1998, the Company entered into an agreement with Compagnie Generale d’Enterprises Automobiles Veolia Israel (hereinafter together: “CGEA”) to sell 51% of Amnir Environment shares. In March 2000, an agreement was signed by the Company and CGEA, on the one hand, and TMM Integrated Recycling Industries Ltd. (hereinafter: “TMM”) and its controlling shareholders, on the other hand, whereby the Company and CGEA, via a joint company – Bartholome Holdings Ltd. (hereinafter: “Bartholome”), acquired 62.5% of TMM’s share capital from its controlling shareholders. Furthermore, pursuant to said agreement, Amnir Environment and TMM were merged by way of allocation of 35.3% of shares of the merged company to shareholders of Amnir Environment. In early 2007, the Company sold to CGEA all its holdings in Bartholome as well as the balance of its holdings in TMM, in conjunction with a complete tender offer. Starting on the aforementioned date, the Company is no longer a shareholder of TMM. For more details, see section 23.4, below.

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3.1.2.5.	Cycle-Tec Ltd. – In 1997 and 1998, Amnir acquired 20% and 10%, respectively, of shares of Cycle-Tec, which is engaged in the development of a process for producing composite materials with a relative advantage of strength from paper waste (mainly newspapers) and recycled plastic. As of Dec-31-08, Amnir holds 30.18% of Cycle-Tec shares. The other shareholders of Cycle-Tec, as of the date of this report and to the best of the Company’s knowledge, are third parties which are not interested parties in the Company, as follows: Private investors – 19.4%; founders and employees – 37.8%; and the startup nursery – 12.6%. Cycle-Tec operations are not material for overall Group operations.

3.2.	Significant changes in the corporation’s business management

None.

4.	Sectors of Operation

As mentioned above, the Company, via its subsidiaries, operates in two sectors, which are reported in its financial statements as accounting segments:

Paper, recycling and cardboard – Company operations in this operating segment include production and sale of packaging paper, mostly used as raw material in the packaging industry (corrugators) of cardboard products, intended primarily for customers in the industry and agriculture sectors and of cardboard shelf packaging for consumer goods, mostly used in industry, agriculture, food, beverage and cosmetics. This operating sector also includes the paper collection and recycling operation. Paper and board production is partially based on recycled paper waste used as raw material. The majority of production consists of fluting paper (incorporated in corrugated board boxes as a wave between the outer and inner box walls) and cardboard. This paper is produced by Hadera Paper Industries out of recycled paper waste, collected by Amnir from various sources throughout Israel. For its aforementioned paper production operations, the Company manages a range of auxiliary services for the industry. For information concerning the range of auxiliary services and the application to spin-off the operations providing said services to a wholly-owned subsidiary of the Company, see section 3.1.1.1 above. The cardboard produced by Carmel and by Frenkel are mostly made of recycled paper produced by Hadera Paper Industries. The cardboard products are primarily intended for use in industry and agriculture.

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In February 1989, Hadera Paper was declared a monopoly in the manufacture and marketing of paper rolls and sheets by the Israel Antitrust Authority. In July 1998, the declaration was partially rescinded with regard to fine paper in rolls and sheets. The declaration has not been rescinded with regard to packaging paper in rolls and sheets – for further details see section 9.14.6, below. For further details on this operating sector, see section 9, below.

4.1.	Office supplies marketing – Company operations in this sector are carried out via Graffiti and Attar (wholly-owned subsidiaries of the Company), including marketing of office and paper supplies, primarily to the institutional and business markets, which include: government offices, banks, HMOs and other businesses. The rate of technological development of Israel’s business sector leads to increasing demand for technology-based products, including office automation, printers, hardware, software and consumables such as toners, inkjet cartridges, etc. Office supplies are often delivered along with management of the customer’s relevant purchasing budget, thus allowing Graffiti to assist in cost reduction for large enterprises. For further details on this operating sector, see section 10, below.

5.	Equity investments in the Company and transactions in its shares

5.1.	The Company has adopted two employee stock option plans in 2001 (stock option plan for Group employees and stock option plan for Group senior officers), whereby it granted 275,755 stock options to Group employees. As of the report date, all options granted in conjunction with said plans have been exercised or have expired.

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5.2.	In 2006, CII and DIC (interested parties in the corporation) acquired, on several occasions on the stock exchange, 106,780 and 60,324 additional shares, respectively, at an average price per share of NIS 222.34 and NIS 222.46, respectively.

5.3.	In November 2007, the Company allocated via private placement 1,012,585 Company ordinary shares of NIS 0.01 par value (hereinafter: “ordinary shares”) which on the allocation date comprised 20% of the Company’s issued share capital (hereinafter in this section: “the shares”) in exchange for total investment of NIS 213 million (hereinafter in this section: “the raised amount”). About 60% of the shares (607,551 shares) were allotted to the shareholders in the Company, Clal Industries and Investments and Discount Investments (hereinafter: “the special offerees”), in accordance with the pro-rata holdings in the Company, and 40% of the shares (405,034 shares) were offered by way of a tender to institutional entities and private entities (whose number did not exceed 35) (hereinafter in this section: “the ordinary offerees”). The price per share for regular offerees determined by bidding was NIS 210. Accordingly, the share price for special offerees, considering the number of shares offered to special offerees, was set at NIS 211.05 (the auction share price plus 0.5%). The consideration received in respect of the allotment of the shares offered as aforesaid, is used for the partial financing of the acquisition of the new machine for the manufacture of packaging paper, as set forth in section 9.1.4.3, below.

5.4.	On December 23, 2007, an agreement was signed (hereinafter in this section: “the agreement”) with Prisma Capital Markets Ltd. (hereinafter: “Market maker”) for making a market in Company shares, at a scope and under terms and conditions set forth in the agreement and subject to the stock exchange regulations and guidelines, in return for a monthly payment whose amount is immaterial for the Company. The agreement was signed for a 2-year term, and each party may terminate the agreement after its first anniversary. On December 31, 2008, the Company announced that due to discontinuation of market making activities by the market maker, the latter’s activities have ceased as of January 21, 2009 and the agreement was terminated. As of the report date, the Company is reviewing optional contracting with a new market maker.

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5.5.	On January 14, 2008, the Company’s Board of Directors approved, pursuant to approval by the Audit Committee, adoption of a compensation plan for senior employees of the Company and/or its subsidiaries and/or associated companies, whereby up to 285,750 stock options (281,500 stock options as at the date of the report), each of which is exercisable into one ordinary share of the Company with NIS 0.01 par value, would be allocated to senior employees and officers of the Group, including the Company CEO, which at the time of approval of said allocation comprised 5.65% of the Company’s issued share capital. In the course of the first quarter of 2008, a sum of 250,500 stock options were granted as aforesaid, and on January 8, 2009, a sum of 34,000 stock options were granted, out of 35,250 stock options that were allocated to the trustee, as a reservoir for future granting. As of the report date, the balance of option warrants held by the trustee is 1,250 option warrants. For details of the aforementioned stock option plan and allocation, see section 12.4.5.1, below.

5.6.	Other than options whose granting was decided as set forth in section 5.5, above, as of the report date the Company’s capital includes no un-exercised options.

5.7.	Subsequent to the shelf prospectus published by the Company on May 26, 2008, the Company concluded on July 16, 2008, the offering of two bond series (Series 3 and 4) amounting in total to NIS 308,060 thousand. Net of issuing expenses, the Company received net proceeds amounting to NIS 306,609 thousand. On August 17, 2008, the Company concluded a further offering, raising a total of NIS 120,000 thousand, in exchange for the allocation of NIS 114,997 thousand par value of bonds (Series 4). Net of issuing expenses, the Company received net proceeds amounting to NIS 119,826 thousand. Total net proceeds received by the Company from these two offerings amounted to a total of NIS 426,435 thousand.

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6.	Dividend Distribution

6.1.	Dividends announced and distributed by the corporation over the past three years:

The Company did not distribute any dividends to its shareholders during the last two years.

6.2.	External restrictions on capacity of the corporation to distribute dividends and dividend distribution policy

6.2.1.	We note that, as of the report date, the Company has yet to adopt a specific dividend distribution policy. Furthermore, as of the report date, the Company has yet to assume any restrictions on dividend distribution. It is noted that dividends from distributable profits from approved enterprises (alternative enterprises) are subject to extra taxes, as specified in the Law for the Encouragement of Capital Investments.

6.2.2.	According to Company bylaws, the Board of Directors may, subject to provisions of the Companies Law on this issue, adopt a resolution with regard to dividend distribution.

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Chapter B – Other Information

7.	Financial Information Regarding the Corporation’s Sectors of Operation

7.1.	Below are data regarding financial information about the Company’s sectors of operation in 2008 and 2007:

	Year ended December 31, 2008
NIS thousands	Paper recycling & cardboard sector	Office Supplies Marketing sector	Adjustments to consolidated**	Consolidated

1. Revenues*
a. External sector revenues	543,058	131,114	(688)	673,484
b. Revenues from other
operating sectors	-	-	-	-
c. Total	543,058	131,114	(688)	673,484
2. Costs*
a. Costs which
constitute revenues
of another sector
of the corporation	688	-	-	688
b. Other Costs	510,252	127,881	-	637,445
c. Total	510,940	127,881	(688)	638,133
3. Operating Income	32,118	3,233	-	35,351
4. Total assets as of
December 31, 2008	1,218,945	72,624	752,525	2,044,094

*	Reflects sales and costs associated with external entities.

**	Adjustments are primarily for general assets not assigned to a specific operating sector (such as investment in associated companies, cash etc.)

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	Year ended December 31, 2007
NIS thousands	Paper & recycling sector	Office Supplies Marketing sector	Adjustments to consolidated**	Consolidated

1. Revenues
a. External sector revenues	465,265	118,385	(612)	583,038
b. Revenues from other operating sectors	-	612	-	612
c. Total	465,265	118,997	(612)	583,650
2. Costs*
a. Costs which constitute revenues of another sector of the corporation	612	-	-	612
b. Other Costs	394,248	118,293	(612)	511,929
c. Total	394,860	118,293	(612)	512,541
3. Operating Income	70,405	704	-	71,109
4. Total assets as of December 31, 2007	630,217	63,509	626,189	1,319,915

*	Reflects sales and costs associated with external entities.

**	Adjustments are primarily for general assets not assigned to a specific operating sector (such as investment in associated companies, cash etc.)

For further information concerning financial information about the Company’s associated companies, see sections 23.1.3, 23.2.3. 23.3.3 and 23.4.3, below.

7.2.	Developments over the past three years

Below are explanations of developments in data pertaining to financial information set forth in section 7.1, above:

7.2.1.	In the course of 2008, the Israeli economy slowed down (3.9% growth in relation to 2007), while in the second half of 2008, private-consumption demand dropped as well. Furthermore, 2008 saw great volatility in the US$/NIS exchange rate, with an average revaluation of 13% compared with 2007, which at the end of the year amounted to 1.1% – in addition to a 9% revaluation in 2007.

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The disruption of the equilibrium between supply and demand in the global paper industry impacted Group companies operating in Israel. The slowdown in global activity – and especially in Europe – due to the financial crisis has led to paper being imported into Israel at low prices, that forced the companies in Israel, trading in both fine paper and packaging paper, to reduce their price levels several times in the course of the year, as compared with 2007. The continuing rise in input prices, primarily fibers and chemicals, in the first half of 2008, was reversed in the second half of the year due to the global crisis, and served to partially offset the decrease in sales due to the lower USD exchange rate, in which sales are denominated, and due to the slower markets.

The Company’s transition, in the fourth quarter of last year, to using natural gas, has led to NIS 46 million in Group-wide energy-cost savings in 2008, as compared with 2007 (including associated companies) – primarily due to the transition to steam production using natural gas and to self-generation of electricity based on gas rather than on fuel oil. Fuel prices were highly volatile in 2008, which saw an average 22% increase in prices, as compared with 2007. Furthermore, electricity prices rose by an average of 17% in 2008, as compared with 2007. With regard to lower energy costs for the Company due to conversion of boilers to using gas, see section 9.10.1.3, below.

The aforementioned information regarding the Company’s estimates regarding trends in the paper market, the rise in input prices and their effects on the Company’s results, all constitute forward-looking information as defined in the Securities Law, and constitutes company forecasts and estimates only, whose realization is not certain, and is based on information existing at the company as of the reporting date. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The major factors that may impact them are global prices for raw materials, changes to global supply and demand of paper products, dependence on external factors, such as gas providers and the flow of natural gas to the Company premises at Hadera, developments and changes in regulation of the operating sector and/or the occurrence of any of the risk factors set forth in sections 9.15, 9.17. 10.14 and 22, below.

7.2.2.	2007 saw continued growth of Israel’s economy (4.7% growth over 2006), with consistently high levels of demand for private consumption. Moreover, 2007 was characterized by the continued revaluation of the NIS against the US dollar, which amounted to 9%, in addition to a revaluation of 8.2% in 2006.

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The positive global trends in the paper industry in 2007, and primarily in Europe, due to the decline in the gap between paper supply and demand, have affected the Group companies active in Israel. Moreover, the growth trend in developing markets in 2007, primarily in Asia, as reflected by relatively high growth rates, served to create high demand for pulp and paper waste, as well as for paper products. This demand caused a continuous rise in input prices, primarily of fibers and chemicals, coupled with a global rise in paper prices – for both fine paper and packaging paper. These trends enabled the Group companies to realize price hikes in most paper and paper products areas, thereby compensating for the high input prices, while improving profitability.

The lower energy prices (primarily fuel oil prices) that characterized the first quarter of 2007, changed direction in the second quarter of 2007 and revisited the higher price levels of 2006. The trend of higher fuel prices, which started in the second quarter of 2007 and accelerated in the second half of 2007, ended at prices that were 40% higher than those in early 2007. Furthermore, electricity prices rose by an average of 13% in 2007, as compared with 2006. Due to the gradual transition to the use of natural gas in the fourth quarter this year, the Group (including associated companies) realized savings totaling NIS 12 million in 2007 in its energy costs – primarily due to the transition to steam production using natural gas in the fourth quarter of 2007. With regard to lower energy costs for the Company due to conversion of boilers to using gas, see section 9.10.1.3, below.

7.2.3.	Continued improvements in the operating results in 2007, as compared with 2006 in the office supplies segment, despite lower sales due to loss of the Accountant General tender – thanks to improved operational margin resulting from a different customer mix and from continued steps to improve efficiency in operations of the office supplies marketing segment.

7.2.4.	In accordance with provisions of Accounting Standard No. 29 of the Israeli Accounting Standards Board, “Adoption of International Financial Reporting Standards (IFRS)", starting on January 1, 2008, the Group applies international financial reporting standards and clarifications thereto issued by the International Accounting Standards Board (IASB).

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Therefore, the Group’s consolidated financial statements (hereinafter – “the financial statements”) as of December 31, 2008 and for the year then ended, constitute its first annual financial statements formulated in accordance with IFRS.

The financial statements apply the directives of IFRS 1 “Initial Adoption of IFRS”(hereinafter – “IFRS 1”), which sets forth directives for initial transition to reporting in accordance with IFRS. In accordance with the directives of IFRS 1, the Group’s transition date to reporting in accordance with IFRS, as defined in IFRS 1, is January 1, 2007, and its balance sheets as of said date serve as the opening balance sheets in accordance with IFRS.

In these financial statements, the Group has retroactively applied, to all reported periods presented therein, those IFRS standards which became effective through December 31, 2008.

8.	The General Environment and Impact of External Factors on the Company

8.1.	Global financial markets suffered a considerable upheaval in 2008, an upheaval that reached new highs during the period between September and October 2008, with the collapse of several large financial entities in the United States and elsewhere around the world, along with global stock markets. This economic and financial crisis came in the wake of the subprime mortgage crisis, that began in the second half of 2007 and affected additional financial sectors. The global economic and financial crisis resulted in severe damage to global capital markets, downturns and fierce fluctuations in stock exchanges both in Israel and worldwide and in the worsening of the credit crunch that started in the wake of the subprime mortgage crisis. Following the said events, several nations initiated various measures in order to stabilize and prevent an additional deterioration of financial markets, by way of injecting funds into financial institutions while also lowering interest rates. However, there is still no certainty that these measures have indeed tamed the crisis or prevented its deterioration and there is no certainty that they will in fact do so.

Over the last several months, the said financial crisis began to materialize in the form of a real economic crisis, as various economies around the world, including the United States, central economies in Europe and the Israeli market as well, entered into a recession, accompanied by the discontinuation of numerous operations and mass employee layoffs in various market sectors, including industry, services and high-tech.

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As of the report date, it would seem that the direct economic repercussions of the aforementioned crisis have yet to run their course, and a concern exists that Israel’s economy may slide into recession, similar to other economies around the world.

8.2.	Alongside the said global financial crisis, several events occurred in the Israeli economy in the second half of 2008, including significant fluctuations in the exchange rates of principal currencies vis-à-vis the NIS.

These market developments and fluctuations may potentially have adverse effects on the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, the ability to divest assets, the state of their business, their financial indicators and standards, their credit rating, ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms. True to the date of publication of the financial statements, there is no material impact as a result of the escalation of the crisis, on the Company’s business results, its financial soundness or the value of its assets.

8.3.	In the course of the third quarter, the Company conducted two offerings in the total sum of NIS 426 million, by way of issuing series of debentures that render it possible for the company to promote the long-term strategic projects on which the company is focusing. The Company does not currently anticipate difficulties in raising additional financing in case of need.

8.4.	Concurrently, in the first half of 2008, input prices rose for energy, fibers, chemicals and commodities – a trend that was reversed in the second half of the year due to the global crisis.

In the most recent quarter, the trend in input prices was reversed and prices started to decline due to the aforementioned crisis – which served to somewhat offset the looming slowdown in operations in both local and export markets.

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8.5.	In the second half of 2008, the global paper market – and particularly in Europe – saw the start of a trend where a disruption of the equilibrium between supply and demand led to slower demand vs. surplus production in the market.

Due to the said surplus production, the importing of fine paper and packaging paper from Europe at dumping prices rose in the second half of 2008. The Company subsequently filed a complaint, in early 2009, with the Supervisor of Anti-Dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment, seeking a reduction in the importing of packaging paper at unreasonably low prices. For details regarding the investigation by the Supervisor of Anti-Dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment, concerning the dumping complaint filed by the company, see section 9.7, below.

8.6.	The average revaluation of the NIS against the US$ – amounting to 13% in 2008 as compared with 2007 – coupled with the revaluation of the NIS against the euro had a positive impact on the Company with regard to imported inputs while, on the other hand, serving to erode the selling prices in the operating segments of the Company whose prices are denominated in US$.

The overall business range of the Hadera Paper Group, including its associated companies, is relatively balanced and the Company’s exposure to sharp fluctuations in exchange rates is therefore low.

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8.7.	The sharp fluctuations in global fuel prices in 2008 had no material impact on the Company, due to the transition to the use of natural gas instead of fuel oil in its production processes, which began in the fourth quarter of last year. This fact served to improve the Group’s competitive capability vis-à-vis its European competitors and partially offset the aforementioned impact of the price erosion.

The above information with regard to Company estimates of trends in the paper industry, rise in input and paper prices and their impact on Company results constitutes forward-looking information as defined in the Securities Act, and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The major factors possessing a potential impact include: Changes in raw material prices worldwide; changes in the supply and demand for paper products worldwide; developments and regulatory changes in the operating segment; and/or the materialization of any of the risk factors listed in sections 9.17, 10.14 and 22, below.

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Chapter C – Business Description of the Corporation by Sector

9.	Paper, Recycling and Cardboard Operations

9.1.	General information regarding the paper, recycling and cardboard operating sector

9.1.1.	Structure of the paper, recycling and cardboard operating sector and changes thereto

The operations of the paper, recycling and cardboard segment are primarily focused on the production and sale of packaging paper used as raw material in the corrugated cardboard industry (corrugators) of cardboard packaging, mostly used by customers in the industry and agricultural sectors, production of cardboard shelf packaging for consumer goods, mostly used in industry, agriculture, food and cosmetics, as well as paper waste collection and recycling operations. Production and sales of packaging paper is conducted by the Company via its subsidiary, Hadera Paper Industries. The cardboard packaging production and sales operations are carried out via the subsidiaries Carmel and Frenkel, which have been consolidated, as set forth above, within the Company’s financial statements starting on September 1, 2008. Paper waste collection and recycling is primarily conducted via the subsidiary, Amnir.

Packaging paper is intended, as mentioned, primarily for the corrugated board industry, for the manufacture of board containers used as product packaging. The corrugated board industry serves the following sectors: Industry, agriculture and the food and beverage industry. Consequently, the macro-economic variable that possesses the greatest impact on the demand for packaging paper and the derived volume of waste collection is the level of economic activity in the market and the export volumes of its customers.

The majority of production consists of fluting paper (incorporated in corrugated board boxes as a wave between the outer and inner box walls). This paper is produced from recycled paper waste, collected from various sources throughout Israel.

Based on internal Company estimates, consumption of packaging paper in Israel averaged 1 million tons in recent years.

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The average annual volume of paper recycling in Israel over recent years amounted to 255 thousand tons. The paper recycling rate, out of total paper consumption in Israel, was 25%. Accordingly, based on the aforementioned data there is apparent potential for growth in paper production in Israel as an alternative to paper importing, as well as potential growth in paper recycling due to the low recycling rate in Israel. With regard to the acquisition of the new machine and potential production increase using said machine, see section 9.1.4.3, below. Note that based on data from the Confederation of European Paper Industries (CEPI), the average annual rate of paper recycling in recent years out of total paper consumption in Western Europe was 55% (as compared with 25% in Israel).

In support of the aforementioned paper production operations, the Company manages a range of auxiliary services provided to operations of Group companies on site at Hadera. For details see section 3.1.1.1, above.

The collection activity of raw materials for paper production (paper and board waste) is carried out by Amnir, which forms part of the sector of operations. Amnir’s operations primarily include: paper and board collection, information security (shredding services at customer premises or at Amnir premises) and production of paper products, which is not material for the sector.

Since the supply of such raw materials is vital for production continuity, Amnir’s operations in collecting such waste constitute a crucial step in the packaging paper production process.

Amnir collects paper waste from various sources around Israel, and as of the report date it processes (sorting and compressing of paper waste) at its plants (in Hadera and Bnei Brak) an average of 213,000 tons of paper waste annually (wood-free paper, wood-based paper and board). Approximately 60% of the paper waste handled by Amnir is used for in-house production of packaging paper by Hadera Paper Industries, and 40% of it is sold as raw material to producers of tissue paper (Hogla-Kimberly – an associated company, Shaniv Paper Industry Ltd., Panda Paper Mills (1997) Ltd. and White Paper Jerusalem (2000) Ltd.). In addition to paper waste collection, Amnir also purchases paper waste from various collectors as needed.

Carmel is engaged in the design, manufacture and marketing of cardboard packaging products. Carmel also possesses unique capabilities in the area of digital printing.

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Carmel was incorporated in 1983 as a private company and in 1986 became a public company, following the registration of its shares for trade on AMEX. The shares were delisted in July 2005. Accordingly, true to the date of the financial statements, Carmel is a public company as defined by the Companies Law, yet is not a reporting entity according to the Securities Law. In July 1992, the Company acquired 25% of the share capital of Carmel. In Q2 of 2007, Carmel bought back its own shares from Ampal Ltd. and from another shareholder, such that the Company’s holding stake in Carmel increased from 26.25% to 36.21% of the voting rights and 25.0% of the share capital (as of December 31, 2007), with the remaining shareholders in Carmel being the Kraft Group (foreign shareholders) (hereinafter: “Kraft”), that together held 49.7% of the voting shares and 34.3% of the share capital in Carmel, and the public, that held 14.1% of the voting rights and 9.7% of the share capital of Carmel. On September 1, 2008, a transaction was completed for the acquisition of shares of Carmel Container Systems Ltd. (“Carmel”), pursuant to an agreement signed on July 10, 2008, whereby the Company acquired the shares of Carmel held by Kraft, the principal shareholder in Carmel, as well as those of several other shareholders, in consideration of a total of $20.77 million, paid upon closing of the transaction. The shares were acquired “As-Is” and the transaction closed subsequent to receiving the approval of the Antitrust Supervisor, which was a pre-condition for said closing. Upon conclusion of the transaction, the company holds approximately 89.3% of Carmel shares and as of the transaction closing date, the financial statements of Carmel have been consolidated with the Company’s financial statements.

Prior to the exit of the Kraft Group, an agreement existed among the main shareholders in Carmel (the Company and the Kraft Group) which was signed in 1992 (hereinafter in this section: “the agreement”) in which various provisions were stipulated, inter alia, concerning the management of Carmel and the required majority for making material decisions. As set forth above, the transaction to acquire shares from the Kraft Group closed on September 1, 2008.

The Carmel Board of Directors consists of five directors ( subsequent to the discontinuation of the service of directors on behalf of Ampal and the Kraft Group), of which two directors were appointed on behalf of the public. It should further be noted, that in accordance with the Articles of Association of Carmel, a shareholder holding more than 50% of the shares that confer the right to appoint directors, shall be entitled to appoint all the Company’s directors.

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In 1986, Carmel issued its shares to the public on AMEX. In July 2005, Carmel’s shares were delisted, at the Company’s initiative, from trading on AMEX, among others, due to the minority of shareholders of Carmel in the US, the low tradability and the hefty administrative expenses and in view of the fact that at the time Carmel did not have any plans to raise capital through the stock exchange.

Triwall Containers (Israel) Ltd. (hereinafter: “Triwall”) – a wholly-owned subsidiary of Carmel, that was acquired in 1988 by Koor Foods Ltd. Triwall is engaged in the design, manufacture and marketing of special triple-wall corrugated shipping containers (manufactured by Carmel), with the combination of additional materials, which are designed for the packaging and transportation of products primarily to the high-tech market, bulk shipments, etc. In addition, Triwall manufactures wooden shipping pallets for the local market and for export.

In January 2006 a transaction was completed under which CD Packaging Systems Ltd. (which was directly held 50% by Hadera Paper and 50% by Carmel) acquired the operation of Frenkel and Sons Ltd. for a consideration of the allotment of shares at a rate of 44.3% to Frenkel and Sons Ltd. in the merged company Frenkel. The purpose of the merged company is to consolidate the activities in this area and create a more meaningful force in a competitive market, while combining the advantages of the two companies and exercising the potential for saving in costs, as a result of the synergy between the activities.

Starting September 1, 2008, Frenkel is a subsidiary of the Company. As of the report date, the Frenkel shareholders include: Hadera Paper (which directly holds 28.92% of Frenkel’s share capital and indirectly, via its holding stake in Carmel, holds 25.83% of Frenkel’s share capital); Carmel (which holds 28.92% of Frenkel’s share capital); and Frenkel and Sons Ltd. (hereinafter: ““Frenkel and Sons”) (which holds 42.16% of the share capital of Frenkel). As of the reporting date, Frenkel has 8 directors, of which 2 directors were appointed by Hadera Paper, 2 directors by Carmel and 4 directors by Frenkel and Sons.

Frenkel is one of the leading companies in the design, manufacture and marketing of packages for consumer goods and engages in shelf packaging made of compressed cardboard. Frenkel offers its numerous customers from industry, agriculture, food and beverage industries, cosmetics, pharmaceuticals and knowledge-intensive industries, unique packaging solutions which are tailored to their needs.

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9.1.2.	Limitations, Legislation, Regulations and Special Constraints applicable to the paper, recycling and cardboard operating sector

Due to the nature of the sector of operations, it is subject to a range of regulatory restrictions concerning environmental protection. For further details see section 9.13, below.

Furthermore, in February 1989, Hadera Paper was declared a monopoly in the production and marketing of paper in rolls and sheets – by the Israel Antitrust Authority, by its authority pursuant to the Antitrust Act, 1988 (hereinafter: “the Antitrust Act”); in July 1998 this declaration was partially rescinded with regard to fine paper in rolls and sheets. The declaration has not been rescinded for packaging paper in rolls and sheets. For restrictions applicable to the Company pursuant to the Antitrust Act, see section 9.14.6, below.

9.1.3.	Changes to volume of operations in the paper, recycling and cardboard sector and its profitability

The global paper industry is a cyclical one, reflected in more highly profitable years which lead to investments in the paper industry and expanded production capacity. Therefore, in subsequent years there is excess supply, which causes a significant decline in profitability for several years, until supply and demand are once again balanced. As a result, and since this is a capital-intensive industry, the global paper industry typically exports its extra production at relatively low prices at “cost plus”(i.e. covering the variable cost plus a certain contribution toward fixed costs).

According to Company estimates, the total volume of the Israeli packaging paper market, which had grown in 2007 and 2006 by 5% and 5%, respectively, decreased by 10% in 2008 – due to the cold weather affecting agriculture early that year and due to the increasing recession caused by the global financial crisis that started in the second half of 2008.

9.1.4.	Developments in the paper, recycling and cardboard sector and changes to its customer profile

9.1.4.1.	In recent years, the trend among customers has been toward the use of paper made from recycled fiber and away from using paper made of virgin fiber (purchased by customers from imports) – in order to reduce their production costs. The move to recycled paper was made possible by the technology change which allowed recycled paper to be used in the production of paper strength qualities similar to pulp-based paper. Furthermore, in recent years awareness of environmental protection issues has grown, which may lead to growth in paper recycling rate. For further details with regard to developments in the field of environmental protection, see section 9.13, below.

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9.1.4.2.	Following price increases in 2006 and 2007, prices declined in 2008 due to excess supply and the impact of the economic crisis on the packaging and packaging paper industry. The global economic crisis and the resulting sharp recession and credit crunch have led to a material decline in global commerce and consequently also in the demand for packaging products and packaging paper worldwide. Surplus production by major paper mills in Europe are directed at remote markets, including Israel, at very low prices. These impacts have increased in Q4 of 2008, and are expected to continue and impact operations in 2009. For information concerning a complaint filed by the Company with regard to market dumping – see section 9.7, below.

9.1.4.3.	In recent years, the trend of market transition to thinner packaging paper that is reinforced with starch of higher quality and purity levels continues. This paper was developed overseas and is produced by modern machines built in recent years. The imported paper competes with the company’s products. This trend requires a change in the range of paper produced by the Company, in order to allow it to face competition in this operating sector.

As part of the solutions for this challenge, the Company’s Board of Directors approved, on November 19, 2006 and on October 15, 2007, the installation of a new packaging paper production system, known as “Machine 8” (hereinafter: “the new machine” or “Machine 8”), that would enable the Company to meet growing demand in the local market, at a more competitive cost to the Company and with a higher paper quality vs. competing imports. The setup cost for the entire system, which was approved by the Board of Directors, including additional investment in paper waste collection (to be used as raw material) amounts to NIS 690 million. The Company estimates that the new machine would produce packaging paper out of paper and board waste, and would have an annual output capacity of 230 thousand tons. The new machine would be installed at the Company’s facility in Hadera. The Company estimates that following the installation of the new machine and its running-in period, expected in the end of 2009, and retirement of one of the Company’s current production machines, its output capacity of packaging paper would grow from 160 thousand tons annually as of the publication date of this report, to 320 thousand tons annually. As at the report date, the Company has signed the key agreements to acquire major equipment for the new machine, which is being installed, and is due to be operational in late 2009.

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Information concerning the expected operation for 2009, the expected operation date of the new machine, advantages of the new machine and increase in expected production capacity of the Company constitutes forward-looking information as defined in the Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including the financial crisis and its effect on the paper industry, business opportunities available to the Company, changes in demand in markets in which the Company operates, global supply and cost of paper products, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in sections 9.17 and 22, below.

9.1.5.	Critical success factors in the paper, recycling and cardboard sector of operations and changes therein

Several critical success factors may be indicated for Company operations in the paper, recycling and cardboard sector, which impact its operations:

9.1.5.1.	Condition of Israel’s Economy – Packaging paper is intended, as mentioned, primarily for the corrugated board industry, for the manufacture of board containers used as product packaging. The corrugated board industry serves the following sectors: Industry, agriculture and the food and beverage industry. As a result, extensive current economic activity has a positive material impact on the demand for packaging paper and on the volume of associated paper waste collection. An economic crisis would obviously have an adverse effect.

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9.1.5.2.	Investment in necessary production equipment – Machines used in paper production are very costly, in terms of both acquisition and maintenance cost.

9.1.5.3.	Local producer – In this operating sector, a local producer enjoys a significant advantage over imports, as the former is able to ensure a constant supply of the product, at a relatively short lead time and at the size and quality required by customers, thereby saving them the need to maintain large inventories. The Company is the only packaging paper producer in Israel, and therefore enjoys an advantage in this operating sector.

9.1.5.4.	Product quality and customer service – High product quality, availability and quality customer service are important success factors in this operating sector. High level quality and service contribute to preservation of existing customers and to maintaining the number of customers.

9.1.5.5.	Reputation – Due to the nature of this operating sector, reputation is a key success factor in this sector.

9.1.5.6.	Landfill levy – Starting in July 2007, pursuant to the Cleanliness Law as set forth in section 9.14.2, below, a landfill levy is charged to waste sent for landfilling, ranging from NIS 10 per ton in 2007, up to NIS 50 per ton in 2011 and thereafter. According to Company estimates, enforcement of the aforementioned Landfilling Levy may cause organizations to prefer sending the waste to be recycled rather than landfilled, in order to avoid payment of the aforementioned Landfilling Levy – which may lead to increased volume of waste collected for recycling and may decrease the collection costs.

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9.1.6.	Changes to suppliers and raw materials for the paper, recycling and cardboard operating sector

The collection activity of raw materials for paper production (paper and board waste) is carried out by Amnir, which forms part of the sector of operations. Since the supply of such raw materials is vital for production continuity, Amnir’s operations in collecting such waste constitute a crucial step in the process. Other than paper and board waste collected by Amnir, another part of the waste consumed by paper production machines is composed of paper waste purchased by Hadera Paper Industries from producers of corrugated board containers (waste created in the container production process by corrugator customers and sold to the Company).

Amnir collects paper waste from various sources throughout Israel. In 2008, 2007 and 2006, Amnir collected paper waste (wood-free paper, wood-based paper and board) amounting to 173,868 tons, 162,313 tons and 141,018 tons, respectively. Over the past two years, Amnir has processed an annual average of 213,000 tons of paper waste at its facilities (including paper waste purchased by Amnir from other waste suppliers). In recent years, waste purchased by Amnir from other waste suppliers amounted to 20%-30% of total waste processed by Amnir.

As mentioned above, in addition to waste collection operations, Amnir also provides information security services (shredding services at customer premises or at Amnir premises). Information security and shredding services are provided by Amnir at customer premises using five custom trucks and stationary shredders. Amnir also operates a national shredding facility (for paper and magnetic media) at its facility in Hadera and also operates other external shredding facilities. Shredded paper is collected by Amnir as paper waste.

As part of its paper salvage operations, Amnir produces and markets various paper and packaging products, which are not material to the operations of the sector.

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The expected increase in paper production capacity due to the operation of the new packaging machine (Machine 8), as set forth in section 9.15 below, requires doubling, over the next few years, of the paper waste collection volume to be used as raw material in the production of packaging paper. Accordingly, Amnir started as early as 2007 to increase the paper waste collection volume, in preparation for larger waste collection volumes in anticipation of the new packaging paper machine – with these operations continuing in 2008 as well. These operations are planned to continue gradually until 2011, according to the Company’s detailed plans. For the aforementioned preparations, Amnir took, inter alia, the following steps: Intensifying collection operations with existing customers and development of new collection sources; adapting Amnir’s organizational structure and re-organization in all operating areas, including marketing, logistics, facilities, maintenance, purchasing etc.; establishment of an alternative site for Amnir’s Bnei Brak facility to receive and process the necessary additional volume; accumulation of paper waste inventory pending operation of the new machine; cooperation with local authorities on paper waste collection (including cooperation on paper waste collection from apartment buildings); dedicated collection from private customers, inter alia, by means of installation of collection containers; removal of cardboard from streets; and marketing projects to increase awareness of waste recycling.

In 2007, strong demand for newspaper and board waste around the world (primarily in Asia) led to higher paper waste prices globally as well as in Israel. In 2008, the growth trend in demand continued, but in late 2008 the trend was reversed, and paper waste prices declined dramatically worldwide – due to decreased demand coupled with the economic crisis.

Starting in July 2007, in accordance with the Clean Environment Act, a Landfill Levy is charged to waste – for further details see section 9.14.2 below.

Said information regarding the growth in the Company’s output capacity is considered forward-looking information as defined in the Securities Law, and constitutes merely forecasts and assessments on the part of the Company, the realization of which is not certain and is based on information existing in the company as of the date of the report. Company forecasts and estimates may not materialize, in whole or in part. Furthermore, actual results may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in markets in which the Company operates, global demand, supply and cost of paper products, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in sections 9.17 and 22, below.

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9.1.7.	Major barriers to entry and exit in the paper, recycling and cardboard sector and changes therein

9.1.7.1.	There are several barriers to entry of any company to the field of paper production:

(a)	Initial capital – The paper industry is, by nature, capital intensive with heavy investment required in infrastructure and equipment (paper machinery, paper waste processing systems and associated infrastructure); entry into this operating sector requires a significant initial capital. Furthermore, even following the initial capital outlay, this operating sector requires significant investment in equipment maintenance.

(b)	Skilled staff – Manufacturing of products in this sector requires professional, skilled staff. A company starting operations in this operating segment would be required to recruit appropriate staff, which may prove to be a challenge to any company intending to operate in this segment.

(c)	Long penetration time – Penetrating into this operating sector requires a long time, mainly due to significant investments in installation of required equipment, staff training and the importance of reputation in this sector.

(d)	Large enterprises – Due to the nature of operations in this sector, including the extensive equipment and cost associated with its acquisition, there is no room in this field for small companies running limited operations. Such small companies face a challenge in facing the extensive cost required for operation in this sector.

(e)	Local producer – In this operating sector, a local producer enjoys a significant advantage over imports, as the former is able to ensure constant supply of the product, at a relatively short lead time and at the size and quality required by customers, thereby saving them the need to maintain large inventories. The Company is the only producer of packaging paper in Israel. In most countries, the majority of production is sold to the local market and only the excess, if any, is exported at competitive prices.

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(f)	Few customers – This operating sector typically has a limited number of customers. This fact, along with the competitive environment of this operating sector, makes it difficult for companies to enter, because customers are hard to engage as they often have long-term relationships with paper producers and/or importers.

The Company believes that there are no material exit barriers from this segment, except for the following: Immediate discontinuation of operations would require arrangements to be made with customers concerning conclusion of product inventory delivery as well as arrangement of payments to suppliers. Furthermore, with regard to the payment of fixed expenses, the Company would be required to make appropriate arrangements, since some of these fixed expenses relating to infrastructure services at the Company’s site in Hadera cannot be immediately terminated.

9.1.7.2.	Note that the waste collection area has no material barriers to entry, since no material capital investment or special licenses are required, and time to penetrate the market is short. Furthermore, small players can operate in this sector.

9.1.8.	Structure of competition in the paper, recycling and cardboard operating sector and changes thereto

The Company, via its subsidiary Hadera Paper Industries, is the sole producer of packaging paper in Israel, and competes with self-imports by its customers.

Regarding paper waste collection, competition is primarily from two companies – KMM Recycling Facilities Ltd. and Tal-El Collection and Recycling Ltd.. In addition, there are small collectors of paper waste.

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Regarding the cardboard industry, the corrugated cardboard industry is capital-intensive, which constitutes a natural entry and exit barrier of competitors. The main substitute for corrugated board products is primarily flexible wrapping for beverages.

For additional details regarding the competition in the sector, see Section 9.7, below.

9.2.	Products and services in the paper, recycling and cardboard operating sector

9.2.1.	Major products and services

9.2.1.1.	Packaging paper – The Company’s operations in this operating segment involve the production and sale of packaging paper from recycled fiber (i.e. from paper waste collected for recycling). This paper is used as part of the raw materials for production of cardboard packaging by the corrugated board industry in Israel. Packaging paper is produced by the subsidiary, Hadera Paper Industries. For the aforementioned paper production operations, the Company manages a range of auxiliary services for the industry – for details see section 3.1.1.1 above.

9.2.1.2.	Paper waste collection – The Company, via its subsidiary Amnir, is engaged in providing paper waste collection services to be used as raw material, mainly to the Company’s packaging paper production facility, as described above (as of the report date, 60% of waste collected by Amnir is used for production of packaging paper by Hadera Paper Industries). The remaining waste collected by Amnir (an annual average of 40% of total waste collected, as of the date of this report) is sold as raw material to producers of tissue paper (Hogla-Kimberly – an associated company, Shaniv, Panda and Jerusalem Paper). In addition to paper waste collection, Amnir also purchases paper waste from various collectors as needed. Amnir sorts and compresses the paper waste it collects at its facilities, as described in section 9.10.2, below. Amnir also provides information security services (shredding services), with the shredded waste also being used as raw material for its operations. Furthermore, Amnir produces paper products which, as of the date of this report, is not material for the operating sector. Note that, to the best of the Company’s knowledge and based on its internal estimates, Amnir has a 60% share of the paper waste collection market in Israel (excluding waste purchased from other collectors, as set forth in section 9.1.6, above).

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9.2.1.3.	Plastics – Production of recycled raw material for the plastics industry at the Company facility in Hadera. The Company recycles plastic waste from agricultural and industrial use, turning it into raw material for the plastics industry (mostly pipes for construction). Company revenues from this activity in 2008, 2007 and 2006 were less than 5% of total Company sales, hence they are not material for the Company.

9.2.1.4.	Cardboard – The Company is engaged, via its subsidiary Carmel, in the production of cardboard products in three categories:

(a)	Corrugated cardboard products – the corrugated cardboard products are manufactured and processed in line with the customers’ specific requirements, which are determined according to the type of stored goods, the type of packaging, the expected weights on the packaging during transportation, temperature and humidity conditions during the storage and transportation, the graphic design of the packaging, etc. The manufactured and processed corrugated cardboard products include: (1) “standard” corrugated board containers – boxes manufactured in different sizes, which are closed by sealing the upper flaps and bottom of the box; (2) containers and boxes in different geometric shapes that can be “positioned” by manually folding the cardboard plate without sealing or mechanically folding the flaps using warm glue. These products are primarily sold to machinery-intensive industries that operate at high rates, such as the soft beverage industry; (3) Cardboard crates for agriculture: trays that are formed only using tray forming machines with matching molds.

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(b)	Corrugated cardboard sheets – these are used as raw materials and marketed to corrugated cardboard processors, who use them as raw materials for the manufacture of packaging. Cardboard processors are small processing plants, which sell their produce to small and medium-sized customers. Carmel and another competitor specialize in the manufacture of triple-wall sheets that are used for specialized packaging, among others by the subsidiary Triwall, mainly for the high-tech industry.

(c)	Digital printing (advertising) products – Planning, design and production of digital prints for diverse applications in sales promotion, display stands, decoration of pavilions in trade exhibitions and on billboards. High printing quality using a technology of ink injection on the work surface, while the cutting is shape-based, with no need for embossing.

9.2.1.5.	Cardboard shelf packaging- The subsidiary, Frenkel, designs, produces and markets shelf packaging and display stands. The raw materials used for Frenkel’s products primarily include duplex cardboard and some corrugated cardboard. Duplex cardboard is mostly imported directly from Europe and the US and is purchased in part from local agents (indirect imports). Corrugated cardboard supply from Carmel accounts for 20% of Frenkel’s raw materials.

9.2.1.6.	Containers and pallets – The Company is engaged, via Tri-Wall, in the production of the following products:

(a)	Triple-wall cardboard packaging which are mainly used for the export of heavy bulky products such as chemicals, electronic equipment, high-tech equipment, medical equipment, security equipment, etc.

(b)	Complex packaging primarily for the export of high-tech products, which are made of wood, plywood, triple-wall cardboard, padding materials, metals and other materials.

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(c)	Regular and unique wooden surfaces and pallets which are used as a basis for the above packaging.

9.2.2.	Material changes expected in the corporation’s share and product mix

The Company’s Board of Directors approved, on November 19, 2006 and on October 15, 2007, the installation of a new packaging paper production system (Machine 8); for details of the new machine, including Company estimates of its production capacity, see section 9.16, above.

9.3.	Distribution of revenues and profitability of products and services in the packaging paper, recycling and cardboard operations

The following data shows distribution of revenues and profitability of products and services in 2008and 2007:

NIS in Millions	2008		2007
	Revenues	Percentage of Company Revenues	Revenues	Percentage of Company Revenues

Sales of packaging paper	240.1	36%	329.5	56%
Sales of paper waste to others	68.5	10%	64.2	11%
Sales of cardboard and packaging products	168.8	25%	-	-

In 2008 there was a decrease in the revenues of packaging paper, resulting from the influence of the erosion of the dollar on the sale prices and from the crisis in the global markets which lead to a quantitative decrease in sales and further erosion in sale prices.

	2008		2007
	NIS millions	in %	NIS millions	in %

Gross profit of paper, recycling and cardboard sector	101.8	19%	109.9	24%

Improvement in gross margin for this segment in 2007 was primarily due to higher sale prices of packaging paper in Israel and overseas. This improvement was partially offset by the revaluation of the USD (since packaging paper prices are denominated in US$). In 2008, the impact on profitability was primarily due to the low US$ exchange rate and to a lower sales volume. This decline was partially offset by the shift to using natural gas, instead of fuel oil, by the Company’s electricity and steam generation facility on-site at Hadera, which started in Q4 of 2007.

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9.4.	Customers of the paper and recycling operating sector

9.4.1.	Packaging paper

As of the report date, the Company is dependent on five material customers, who produce corrugated board and cardboard packaging (corrugators), including Carmel, a subsidiary of the Company (which was an associated company through August 31, 2008) (hereinafter jointly in this section: “the customers”). Company sales to Carmel in 2008 (through August 31, 2008), 2007 and 2006 accounted for 7%, 15% and 14% of total Company sales, respectively. Company sales to each of the other four material customers in 2008, 2007 and 2006 accounted for: (a) 6%, 9% and 8% of total company sales, respectively; (b) 5%, 9% and 8% of total company sales, respectively; (c) 6%, 5% and 5% of total company sales, respectively; (d) 1%, 3% and 2% of total company sales, respectively. The Company has no long-term agreements with the aforementioned customers. To the best of the Company’s knowledge, the same applies to agreements between these customers and the Company’s competitors. Contracting with each customer refers to an annual volume of packaging paper to be delivered to the customer, with the price being set in advance every quarter.

Due to the industry structure (one local producer and a limited number of customers), the sector is dependent on each of the aforementioned customers, and termination of the contract with any one of them may have a material adverse effect on the Company results. The aforementioned customers are long-standing customers of the Group, and have been in business with the Company for many years; in actual fact, the Group successfully maintains contracts with the customers over years by ensuring current delivery and service with a short lead time, which allows it to enjoy the benefit of a local supplier.

In addition, Hadera Paper Industries exports packaging paper to various customers overseas (mostly in Turkey, Greece and Egypt). In 2008, 2007 and 2006, revenues from packaging paper sales to overseas customers amounted to NIS 50 million, NIS 47 million and NIS 48 million, respectively, accounting for 7%, 8% and 9% of total sales in these respective years.

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9.4.2.	Paper waste

Approximately 60% of the paper waste collected by Amnir is used for in-house production of packaging paper by Hadera Paper Industries, while 40% of it is sold as raw material to producers of tissue paper (Hogla-Kimberly (an associated company), Shaniv Paper Industry Ltd., Panda Paper Mills (1997) Ltd. and White Paper Jerusalem (2000) Ltd.). Amnir has no dependence on any individual customer, nor has it any long-term agreements with said customers. Agreements are generally contracted for one-year terms, specifying the quantity to be supplied to each customer as well as the price. Most of the customers are long-standing customers of the Group.

9.4.3.	Customer attributes

In 2008, the Company had a single customer in the paper and recycling operating segment, Carmel (which on September 1, 2008 became a subsidiary of the Company and part of the aforementioned paper and recycling operating segment), of which the Company’s revenues, through 2008 (through August 31, 2008) accounted for over 10% of total revenues. Revenues from this customer in 2007 and 2006, out of total corporate revenues, amounted to 15% and 14%, respectively, of total corporate revenues in the same periods. In 2008, revenues amounted to 7% of total corporate revenues, since these are only through August 31, 2008.

Below is a distribution of major packaging paper sales by customer attributes:

Revenues in NIS Millions	2008	2007

Local clients	283	346
Export customers	50	47

9.4.4.	Cardboard

The bulk of the Carmel subsidiary’s production is directed to the domestic market to customers from industry and agriculture, as specified below, while 1%-2% of the production is channeled to direct exports, primarily agricultural. A large percentage of the industrial customers export their products in corrugated cardboard containers, so that a considerable portion of sales is also directed to indirect exports. The products are supplied in line with orders that customers submit through salespersons or directly to the customer service department. The orders are made in line with the price proposals to the customers and in accordance with the commercial arrangements between the parties. A small portion of the products is manufactured for inventory, at the customers’ request.

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Carmel has a wide range of customers that include leading companies, which operate in different sectors, among which are: (a) the industrial sector, which includes food and soft beverages companies, dairies, textile companies and others; (b) the agricultural sector, which comprises customers that are farmers, packaging houses and marketing organization, and where the produce is directed both to the local market and to exports; (c) Cardboard processors – small plants for processing corrugated cardboards in small production series; (d) digital printing customers – which primarily include advertising agencies; (e) others – cellular operators, government offices and banks.

Carmel has a material customer, the revenues from which to Carmel in 2008, 2007 and 2006 amounted to NIS 54.0 million, NIS 63.4 million and NIS 47.4 million, respectively, which accounted for 12.9%, 13.4% and 11.3%, respectively, of its total revenues. The nature of Carmel’s engagement with this customer is identical to those of other Carmel customers, as set forth above.

Carmel is not dependent on any customer whatsoever.

As of Aug-31-08, Carmel had 350 active customers. As of December 31, 2008, 2007 and 2006, Carmel’s 20 largest customers accounted for 56%, 60% and 55%, respectively, of Carmel’s total revenues over the same period,.

9.5.	Marketing and distribution in the paper, recycling and cardboard sector

Marketing and distribution are conducted directly by company employees opposite the customers.

Shipping to customers is mostly via external shipping companies. Marine shipping companies are engaged for exports. The Company has no exclusive agreements with any of the aforementioned shipping companies. The Company also has no dependency on any of these shipping companies.

Carmel distributes its products various ways, including direct sales to end customers and sales through agents.

Frenkel distributes its products through various channels, including direct sales to end customers.

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9.6.	Order Backlog in the paper, recycling and cardboard operating sector

Product delivery volumes are based on an overall annual forecast, determined and coordinated between the Company and its customers. Current supply is converted into orders, based on a few days in advance or even less, so the Company has no order backlog.

The packaging paper manufacturing plant operates according to a flexible production plan which allows delivery of a customer order within 24-48 hours, at the quality specified in the specifications.

9.7.	Competition in the paper, recycling and cardboard sector

As mentioned above, Hadera Paper Industries is the sole producer in Israel of packaging paper, hence the competition in the packaging paper business is against imports, made directly by customers without any barriers.

Imports into Israel include all paper types produced in Israel at different paper qualities, depending on the supplier’s production machinery.

To the best of the Company’s knowledge, its major competitors are the following foreign vendors: Varel – Germany, Emin Leidlier– France, Saica – Spain, Hamburger – Austria, SCA – Italy, Otor – France and Nine Dragons – China.

As mentioned above, the Group competes in this operating sector by providing high-quality products, as well as by ensuring on-going delivery and service with a short lead time, which affords it the benefit of local supplier.

On January 15, 2009, the Company announced that as producer of packaging paper, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “the Supervisor”) concerning import in dumping prices of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. The Company noted that in recent years it has faced importing of packaging paper at very low prices, suspected of being dumping prices, and after collecting the required information and identification of the sources of dumping, the Company filed the aforementioned complaint. According to the Company announcement, there is no certainty that its complaint would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

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The Company estimates – based on its internal estimates – that its market share as of the report date, in sales of packaging paper used as raw material for the corrugating industry in Israel, is equal to 32%.

There are two major competitors in paper waste collection, which operate throughout Israel – KMM Recycling Plants Ltd. and Tal-El Collection and Recycling Ltd. In addition, there are many competitors with small market share who mainly operate in a limited geography.

The Company estimates, based on its internal estimates, that its market share as of the report date in the collection of paper waste (excluding purchasing of waste from other collectors, as set forth in section 9.1.6, above) out of total paper waste collected in Israel, is equal to 60%.

Regarding Carmel, the corrugated cardboard industry is capital-intensive, which constitutes a natural entry and exit barrier of competitors. The main substitute for corrugated board products is primarily flexible wrapping for beverages.

To the best of Carmel’s knowledge and based on its internal information and assessment, the cardboard packaging market in Israel is dominated by four companies: Carmel Container Systems Ltd., Cargal Ltd., YMA 1990 Packaging Product Manufacturing (a partnership between Kibbutz En HaMifratz and Kibbutz Ge’aton) and Best Cardboard Ltd. According to Carmel estimates, total sales for Carmel in 2008, 2007 and 2006 amounted to 25%, 28% and 28% of the total market, respectively. In addition, there are 30 cardboard packaging manufacturers with small market shares, which perform the processing activity, but not the manufacturing of corrugated cardboard. These manufacturers produce small series of packaging with less advanced machinery compared to that used by Carmel. As of December 31 of 2008, 2007 and 2006, the total annual volume of the corrugated cardboard industry amounted to 305 thousand tons, 324 thousand tons and 317 thousand tons, respectively, and the estimated sales in 2008, 2007 and 2006 amounted to NIS 1,350 million, NIS 1,450 million and NIS 1,300 million.

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The factors that could affect Carmel’s market position vis-à-vis its rivals include: The advantage of a major market player, efficiency in production and supply, the level and quality of service to the customer and competitive prices.

9.8.	Output Capacity in the paper, recycling and cardboard sector

9.8.1.	Packaging paper

The Company’s packaging paper plant in Hadera includes two paper machines with a total annual production capacity of 160,000 tons, producing packaging paper (fluting, test liner and white liner) used as raw material by corrugators. These machines operate at close to full capacity, hence the production capacity is almost fully utilized.

The paper machines operate 24 hours a day, in 3 shifts (except for planned maintenance stoppage).

As set forth in section 9.1.4.3 above, according to Company estimates, with the start of operation of the new packaging paper production system, planned for late 2009, and along with the parallel decommissioning of an existing machine of the Company, the Company’s annual production capacity for packaging paper will increase from 160,000 tons at the present time, to approximately 320,000 tons. For more details, see section 9.16, below.

Information concerning the expected operation date of the new machine and the increase in expected production capacity of the Company constitutes forward-looking information as defined in the Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in demand in markets in which the Company operates, global supply and cost of paper products, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in sections 9.17 and 21, below.

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Below are machine production data (in thousands of tons) for the years 2008, 2007 and 2006:

	2008	2007	2006

Machine 1	59	62	59
Machine 2	92	99	95
Total	151	161	154

9.8.2.	Paper waste collection

Below are data with regard to sorting and compressing output (in thousands of tons) of collected raw material, primarily paper and board waste, as compared with potential output capacity in 2008, 2007 and 2006:

		Actual output
	Potential output capacity (As of report date)	2008	2007	2006

Bnei-Brak	220	134	128	125
Hadera	130	82	83	78
Total	350	216	211	203

9.8.3.	Cardboard

Carmel’s corrugated board is manufactured in two plants located in Caesarea (the plant operates 24 hours a day, except for weekends) and in Carmiel (operates in one shift only), with most of the production being carried out in Caesarea. The entire corrugation activity and most of the processing are carried out in Caesarea. The bulk of the processing is performed in Caesarea by 12 processing machines.

As of December 31, 2008, Carmel’s production capacity for corrugated board in its Caesarea plant is estimated at 100,000 tons, and at the Carmel plant in Carmiel – at 20,000 tons. Actual production currently utilizes 80% of production capacity at the Caesarea plant and 60% of production capacity at the Carmiel plant. In 2004-2006, NIS 25 million was invested in the corrugation system at Caesarea. This investment improved the paper residue rate and allowed for the use of lighter papers.

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9.9.	Seasonality

Most of the demand for cardboard packaging products is in winter months, primarily November and March, due to the seasonal export of citrus and bell pepper crops. The cold weather which impacted agriculture in the winter of 2008, primarily impacted agricultural exports to Europe, and reduced the Company’s sales volume by 3,000 tons – as compared with 2007. As for the other products of the paper and recycling segment, there is no seasonal impact on demand.

9.10.	Fixed assets, plant and equipment of the paper, recycling and cardboard operating sector

9.10.1.	Packaging paper

9.10.1.1.	Packaging paper machines – The Hadera site has two packaging paper machines in operation at close to full capacity, of approximately 160,000 tons annually. In order to expand packaging paper production capacity (and improve its quality), in view of Company estimates that the demand for packaging paper made of recycled fibers will grow significantly over the coming years, the Company Board of Directors approved the installation of a new packaging paper production system (Machine 8). For further details see section 9.1.4.3, above. Concurrently with the investment in the machine, the Company is also investing (in conjunction with the aforementioned investment) in the expansion of the paper waste collection system to be used as raw material for this machine. For optional action to expand paper waste collection, see section 9.1.6, above.

9.10.1.2.	Energy center – As an auxiliary means of production, the Company site in Hadera includes an energy center, providing steam used in the paper production process and about half of the electricity consumed by paper machines operating on site. The energy center includes boilers for steam production, a steam turbine for electricity generation (providing on average of 13 megawatt-hour, with maximum generation capacity of 18 megawatt-hour), as well as cooling water systems, compressed air systems, water distilling systems, a cold water system and a control room for control of the entire process.

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9.10.1.3.	Transition to natural gas – In Q4 of 2007, the Company completed the transition of the energy system at its Hadera facility from using fuel oil to using natural gas. The use of natural gas has significantly lowered the energy costs and has improved air quality due to reduced emissions. The Company has invested NIS 30 million in infrastructure installation and conversion of existing equipment to use natural gas instead of fuel oil. . Due to the transition to natural gas, the savings in energy costs to the group (including associated companies), in 2008, amounted to NIS 46 million. In accordance with an agreement between the Company and Yam-Tethys as set forth in section 9.15.1 below, the Yam-Tethys partnership will supply the natural gas through mid-2011. Upon conversion to using natural gas instead of fuel oil, the Company adapted the work environment to use of natural gas, including issued concerning use of hazardous materials and work procedures.

The above information with regard to impact on the Company of the conversion to natural gas, including references to cost savings and improvement of emissions into the air due to use of Company machines, constitutes forward-looking information as defined by the Securities Act, which is based on Company estimates as of the report date. This estimate may not materialize, in whole or in part, or may materialize differently due to, inter alia, changes in the cost of using natural gas, dependence on external factors, such as gas providers and natural gas delivery to the Company facility in Hadera, as well as any of the risk factors set forth in sections 9.17 and 22, below.

For details of the Company facility in Hadera, see section 11.1, below.

9.10.2.	Paper waste collection

As of the report date, for the collection and the processing of the raw material collected (paper and board waste), Amnir operates a fleet of 51 trucks of various types, while 31 additional trucks are operated by sub-contractors. Operations are carried out in two plants, as follows:

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9.10.2.1.	Amnir facility at Hadera, including: Plant for sorting, cleaning and pressing paper and board waste, where the principal fixed assets are: 2 presses, paper sorting system and paper and magnetic media shredding system, as well as a paper salvage plant including guillotines and printing, rolling and cutting machines. The facility includes a storage area for paper and board waste. The area of the facility is 40,000 square meters. For further details regarding the Company facility in Hadera, see section 11.1, below.

9.10.2.2.	Amnir facility at Bnei-Brak: Plant for sorting, cleaning and pressing paper and board waste, where the principal fixed assets include two presses and a sorting system. The facility area covers 12,500 square meters and it includes open land and buildings. Part of the plot, about 0.6 acres in size, is leased by Amnir from a third party. The annual lease cost is NIS 90,000. The lease term is through July 2011. For details regarding the Logistics Center, see section 17.3, below.

Furthermore, Amnir has pledged current liens on its assets in benefit of the State of Israel.

9.10.3.	Cardboard

Carmel owns real estate in Netivot and also rents real estate and buildings in the Caesarea industrial zone from a company owned by a controlling shareholder in the Company. The company also rents buildings in Carmiel, Hadera and Netanya, all for the periods and terms as specified below:

9.10.3.1.	The lease agreement for Carmel’s central manufacturing site for corrugated cardboard in Caesarea, was signed in April 1994 for a 20-year period commencing on the date the building is populated.

9.10.3.2.	Carmel has warehouses where it stores raw materials and finished products: At Hadera – the lease is for a five-year term ending in December 2009.

9.10.3.3.	At Carmiel – Carmel leases a building pursuant to a lease ending in August 2010, with an optional two-year extension.

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9.10.3.4.	The term of the lease agreement for Triwall’s manufacturing site in Netanya is for a period of five years ending on December 2009.

9.10.3.5.	The lease agreement for Triwall’s offices in Tel-Aviv ends on May 2010.

9.10.3.6.	Carmel leased a set-up warehouse in Ashkelon, which burned down in late April 2008. The fire caused no bodily injury, but the building and machines were lost in the fire. Direct damage was covered by Carmel’s insurance.

In 2006, real estate in Netanya, which was owned by Carmel’s subsidiary, was sold for NIS 4.9 million.

Carmel’s fixed assets primarily include machinery and manufacture equipment for paper corrugation and processing machines, which perform cut, print, glue and fold, to complete the final product. Carmel’s corrugated cardboards are manufactured in Carmiel and Caesarea. The entire corrugation activity and most of the processing, using 12 processing machines, are performed in the Caesarean plant.

In 2008, several set-up machines were acquired to replace the machines lost in the fire at the Ashkelon site.

Carmel has a vehicle fleet, which includes cars, under an operating lease, and fork-lifts, some of which are owned by the Company and some under an operating lease. Carmel operates a truck fleet through sub-contractors.

Carmel also owns a digital printing machine that prints on corrugated cardboard and other rigid panels at a high quality. There is a wide range of applications in sales promotion, display stands and billboards.

Carmel has pledged current liens on its assets to benefit banks and the State of Israel; furthermore, Frenkel has pledged current liens on its assets to benefit banks and the State of Israel.

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9.11.	Raw materials and suppliers in the paper, recycling and cardboard sector

Paper waste collection provides the main raw material for the paper, recycling and cardboard operating sector. The paper waste collection operation is deployed nationwide, being collected by Amnir or purchased from thousands of suppliers throughout the country by Amnir and transferred on a regular basis to processing plants at Bnei-Brak and Hadera.

Amnir has no material dependence on any single supplier.

In addition to the collection of paper and board waste by Amnir and to the purchase of paper waste by Amnir from external suppliers, another part of the waste consumed by paper machines is paper waste purchased from producers of corrugated board containers (waste created in the container production process by corrugator customers and sold to the Company).

In the paper, recycling and cardboard sector there are purchasing contracts with suppliers for the purchase of auxiliary materials such as chemicals, adhesives, felt, screens, etc.

Prices are determined by negotiation with suppliers, accounting for market conditions and prices of competing imports.

For the generation of steam and electricity required for the operation of the paper machines, the Company, prior to the conversion to gas completed in Q4 of 2007 as set forth in section 9.10.13 above, used to make mass purchasing of fuel oil from fuel companies (since May 2005, fuel oil was purchased from Delek). Fuel oil prices are set based on the price of fuel oil at the gates of Oil Refineries Ltd.

In July 2005, the Company signed an agreement with Yam Tethys Partnership to purchase natural gas, which would replace fuel oil purchasing (as set forth in section 9.10.13, above, in Q4 of 2007, the Company completed the conversion of the energy generation system at its facility in Hadera to the use of natural gas instead of fuel oil). As of the report date, the Company is dependent on Yam-Tethys for the supply of natural gas, since to the best of the Company’s knowledge, as of a little prior to publication of this report, Yam-Tethys was the only natural gas supplier in Israel, except for an Egyptian gas supplier which supplies gas to the Israel Electric Company. In August 2007, this supplier started delivery of natural gas as set forth above. Total Company purchases from the supplier for the purpose of this sector of operations in 2008, amounted to NIS 25 million, which represented 8.6% of total purchases in the paper, recycling and cardboard sector from suppliers. For details regarding the aforementioned agreement, see Section 9.15.1, below.

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The main raw material in the production of corrugated board is paper. This raw material forms the central component of the cost of sales, representing approximately 50% of the final product’s cost. Carmel has two main paper suppliers, which are also its shareholders: (1) Hadera Paper, a provider of recycled paper, total purchasing from whom in 2008, 2007 and 2006 amounted to NIS 73.8 million, NIS 85.1 million, and NIS 73 million, respectively, which accounted for 42%, 40% and 39%, respectively, of total annual paper consumption by Carmel in the same years; and (2) International Forest Products of the Kraft Group, a provider of virgin paper, total purchasing from whom in 2008, 2007 and 2006 amounted to NIS 51.8 million, NIS 73.2 million and NIS 69.8 million, respectively, which accounted for 29%, 30% and 32%, respectively, of total annual paper consumption by Carmel over the same years.

Pursuant to the agreement signed between the shareholders of Carmel from 1992 (on this matter see also section 9.1.1, above), raw materials are acquired from the shareholders of Carmel at competitive prices that are acceptable in the sector in Israel.

Additional auxiliary materials that are used by Carmel Container Systems in the manufacture of corrugated cardboard are starch and fuel oil. Starch constitutes the main component in the adhesive that glues the paper sheets. The starch provider is Galam Ltd. Additional raw materials used by Carmel are printing blocks and embossing machines which are acquired from several local suppliers and wooden pallets that are manufactured by Tri-Wall.

The main raw materials used by Triwall for the manufacture of containers (in its Netanya plant) are triple-wall sheets manufactured by Carmel as well as varied packaging materials such as plywood, padding materials and metal parts which are acquired from several local suppliers.

Carmel, Frenkel and Triwall are not dependent on any one of the suppliers.

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9.12.	Working Capital

9.12.1.	Raw Material and Finished Goods Inventory Policy

9.12.1.1.	Raw material and finished goods inventory – The Company maintains operating inventory of raw materials and finished goods equivalent to consumption and delivery over 2-3 weeks.

Last year, and expected to continue in 2009, in preparation for the initial operation of the new paper machine, the Company acts (via Amnir) to accumulate raw material inventories (paper waste) beyond its current needs as set forth above. For further details on said estimates, see section 9.1.6, above.

9.12.1.2.	Maintenance material inventory – The Company has an inventory of maintenance materials for use with means of production, based on expected consumption volume and the need to maintain continuous operation of the machines.

9.12.2.	Goods return or replacement policy

Goods in this operating sector are sold as final sale to customers, and are returned in case of faulty product or due to mismatch between order and delivery. When a customer complains of a faulty or mismatch, the complaint is reviewed and if correct, the goods are returned and the customer is credited. Based on past experience, the volume of returns is not material to total operation volume.

9.12.3.	Average credit duration

Below are data regarding average credit duration and amount for suppliers and customers in 2008 and 2007:

	31.12.08		31.12.07
	Average credit volume	Average credit days	Average credit volume	Average credit days

Customers	274	99	139	96
Suppliers	160	90	79	83

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9.13.	Environmental Protection in the paper, recycling and cardboard operating sector

9.13.1.	The Company is taking steps to eliminate or reduce the potential environmental impact of the industrial manufacturing processes of its products, in cooperation with the authorities.

Hadera Paper is working intensively on environmental issues, and is investing heavily in environmental projects with a special emphasis on the treatment of wastewater, cutting down on water consumption and improving airborne emissions with the transition to natural gas. Hadera Paper strives to achieve environmental excellence as a business leverage on a strategic level. To this end, in 2008, the company received the Green Globe award for its handling and treatment of wastewater, representing recognition on the part of the umbrella organization of all green associations for the company’s environmental excellence.

Company activities with regard to environmental protection are focused in three major areas: Treatment of sewage and quality of treated waste water, air quality and noise reduction.

The business license for the main site at Hadera includes inter alia stipulations for sewage treatment, treated waste water quality, air quality as well as waste and chemical treatment. For further details see section 9.14.4, below.

The Company discharges treated waste water, purified at the Company facility, into the Hadera stream. Accordingly, the Company has a permit to discharge waste water into the Hadera Stream, obtained from the Government Water and Sewage Authority (formerly: the Water Commission), (hereinafter: “Water Authority”) for the year 2009. This permit specifies, inter alia, conditions regarding quality of treated waste water discharged into the stream. The major part of the permit is already implemented, while a small part thereof is under discussion with the Water Authority. In these discussions, the Company presents to the Water Authority activities conducted during the year for compliance with provisions of the permit. The company owns and operates a sewage treatment facility covering some 21,000 m(2) next to its Hadera plant. In 2008, the Company completed installation of an innovative facility for softening waste water, at a cost of NIS 5 million, in order to comply with quality requirements with regard to treated waste water discharged into the stream. The quality of resulting waste water would enable the Company to salvage 500 thousand cubic meters, or 25% of the total discharge of softened water to the packaging plant.

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The Company intends to conduct a desalination pilot project over the coming year, in order to review and select the optimal technology for desalination of the treated waste water; future installation of a desalination plant would allow the Company to return all the treated waste water to its plants.

Moreover, the Company intends to encourage a reduction in the wastewater being transferred to the Hadera Stream from the company site and to transfer part of that runoff for reuse at the site, while developing new technologies for softening and desalinating treated waste water.

In the course of its operations, the Company uses hazardous materials, and therefore the Company has a HazMat Permit, valid through July 2009, from the Supervisor of Hazardous Materials at the Ministry of Environmental Protection. The HazMat Permit determines the types of hazardous materials used by the Company, the quantities allowed to be used, storage conditions by type of hazardous material, including internal segregation of fluids and powders – all based on the risk level thereof. In 2007, in conjunction with the transition to using natural gas, the HazMat Permit also covers the use of natural gas, in accordance with all permits and approvals required in this regard by the Ministry of Environmental Protection.

The Company also works with the Gas Authority and complies with all provisions stipulated. Upon conversion to using natural gas instead of fuel oil, the Company adapted the work environment to use of natural gas, including issued concerning use of hazardous materials and work procedures.

To the best of the Company’s knowledge, the plant operates subject to the requirements of the authorities, and in cases of deviation the company strives to correct them in line with action plans in coordination with the authorities.

As mentioned in section 9.10.1.3 below, the Company converted its energy generation system, previously based on fuel oil, to the use of natural gas in 2007; the objective of this conversion is to cut costs and to further improve the quality of gas emissions into the environment.

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In addition to reduction in air-borne pollutants, as part of the Company’s awareness of global warming and of the importance of reducing green-house gas emissions into the air, the Company has also acted to reduce carbon emissions. The Company has promoted a process vis-à-vis the UN in conjunction with the Kyoto Treaty, whereby in countries which are signatories of said treaty, any company which has contributed to the reduction of green-house gas emissions while making a global contribution, may receive economic compensation for its efforts to prevent global warming, by using the green-house-gas reduction rights. These rights, when recognized by a UN-sanctioned mechanism, are negotiable on global markets between credited companies and other companies that need to show improvement due to exceeding the allowed volume of carbon emissions. Upon the transition to using natural gas, as set forth above, the Company has obtained confirmation by the UN of its rights due to reduction in carbon emissions resulting from said transition to natural gas.

Furthermore, over the past several years, the Company has been implementing a gradual plan to further improve reduction of noise sources at the Company facility in Hadera. In 2008, a total of $0.1 million has been invested in the implementation of said plan.

Moreover, as part of the upgrading of the Hadera Site in preparation for Machine 8, the company implemented a multi-annual program this year for noise treatment, prepared in collaboration with the Hadera Municipal Council. The company is working to accelerate investments and shorten timetables in relation to the original plan. The cost of the estimated investment in this program, in 2009, has yet to be finalized.

The Company anticipates that in 2009, total environmental expenses expected in the course of normal Company business would amount to NIS 2.5 million. According to Company estimates, these expenses are not expected to decline in coming years.

For major legislation concerning environmental protection for this operating sector, see section 9.14, below.

In 2000-2008, the Company invested approximately $18.3 million in projects intended for compliance with environmental protection regulations, of which $2.4 million in 2008, including investment of $1.2 million in the conversion of the energy system to burn natural gas instead of fuel oil, as set forth in section 9.10.13, below, $0.1 million for noise reduction projects at the Hadera facility, as well as an investment of $0.7 million in the salvaging of treated waste water at the facility and increasing the reliability of the water and sewage treatment system.

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In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its operations.

Information with regard to the Company’s estimate concerning the impact of such an investigation on the Company and the anticipated expenditure for Company operations related to environmental protection constitutes forward-looking information as defined in the Securities Act, and constitutes merely forecasts and estimates by the Company, which are not certain to materialize and are based on information currently available to the Company as of the report date. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. Major factors which may impact this include dependence on external factors, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in sections 9.17 and 22, below.

9.14.	Restrictions on and Supervision of Corporate Operations in the Paper, Recycling and Cardboard Sector

9.14.1.	The Recycling Act

The Waste Collection and Disposal for Recycling Act, 1993 and Waste Collection for Recycling Regulations (Duty to Dispose of Waste for Recycling), 1998, require local authorities and businesses to recycle waste at increasing rates, and allow the Company to offer services and secure tenders that include recycling operations. The absence of supporting enforcement of the Recycling Act is limiting the Company’s ability to expand the collection of paper waste.

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9.14.2.	The Cleanliness Law

On January 16, 2007, the Knesset (Israeli parliament) passed the Cleanliness Law (9th Amendment), 2007 (hereinafter: “the Cleanliness Law”), which imposes a landfill levy on waste.

Starting in July 2007, pursuant to the Cleanliness Law, a landfill levy is charged to waste, ranging from NIS 10 per ton in 2007 up to NIS 50 per ton in 2011 and thereafter. The remains of waste sorting (that is, waste that was sorted at a transfer station for treatment and recycling) will be charged a reduced landfilling levy of NIS 0.80 per ton in 2007, rising to NIS 4 per ton from 2011 and thereafter. According to Company estimates, enforcement of the aforementioned Landfilling Levy may cause organizations to prefer sending the waste to be recycled rather than landfilled, in order to avoid payment of the aforementioned Landfilling Levy – which may lead to increased volume of waste collected for recycling and may decrease the collection costs.

9.14.3.	Work Hours Act

The Company is subject to provisions of protective labor legislation, including the Work and Rest Hours Act, -1951 (hereinafter in this section: “the Work Hours Act”). The Work Hours Act regulates, inter alia, the number of permitted working hours and the weekly rest to which all employees in Israel are entitled. According to the Act, the weekly rest period for employees is 36 contiguous hours; for Jewish employees the weekly rest would include Saturday, and for non-Jewish employees it would include a day of their choice, either Friday, Saturday or Sunday. The Work Hours Act prohibits work of an employee during the weekly rest period unless permitted by the Minister of Industry, Trade and Labor; the Minister may permit such work during the weekly rest period, in whole or in part, if convinced that work stoppage may impact national security, security of body or property, or may significantly harm the economy, the work process or satisfaction of vital public needs. Furthermore, the Weekly Rest Hours regulations (Shift Works) (No. 2) (1952) stipulate that the weekly rest period for shift workers may be: (1) In factories working three shifts – less than 36 contiguous hours, but no less than 25 contiguous hours; (2) in factories working two shifts – once every fortnight – less than 36 contiguous hours, but no less than 25 contiguous hours.

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The Administrative and Legal Arrangements Ordinance (1948) stipulates that provisions concerning the weekly rest period in the Work Hours Act shall apply to Jewish holidays for Jews, and for non-Jews- to their choice of Jewish holidays or holidays of their denomination. On these rest days, the owner of a workshop shall not work at his workshop; the owner of an industrial factory shall not work at his factory; and the owner of a shop shall not conduct business in his shop.

As of the report date, the Company is in full compliance with all provisions of the Work Hours Act and regulations based there upon, and has obtained the permits required for its operations.

9.14.4.	Business Licenses

Hadera Paper’s business license, dated November 14, 2001, is contingent, inter alia, on existence of systems for the collection and transportation of waste water and ground water, transfer of all industrial waste water to a waste water pre-treatment facility, installation and operation of backup pumps, maintenance of bio-mass inventory and maintenance of a malfunction log. The license is also contingent on filing reports with the Ministry of Environmental Protection. To the best of the Company’s knowledge, it is in compliance with all terms and conditions of said license. For additional details see section 9.13.1 above.

9.14.5.	Natural Gas Sector Law

Pursuant to provisions of the Natural Gas Sector Law (2002) (hereinafter: “the Gas Law”), the Natural Gas Authority was established in the Ministry of National Infrastructure, with the objective to supervise license terms and tariffs associated with the natural gas transportation, delivery and storage system. The Gas Law also stipulates certain preferences for buying “Made in Israel”. Furthermore, in 2003 a Government Corporation – “Israel Natural Gas Routes Ltd.” – (hereinafter: “Gas Routes”) was established and charged with creation of natural gas transportation infrastructure in Israel. The Company is one of the first industrial facilities in Israel to connect to the natural gas system, and to convert to the use of natural gas. The Company is connected to the maritime route of the natural gas transportation system. For details of the Company’s agreement with Gas Routes, see section 9.15.2, below.

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9.14.6.	Antitrust

In February 1989, Hadera Paper was declared a monopoly in the manufacture and marketing of paper rolls and sheets by the Israel Antitrust Authority, by its authority pursuant to the Antitrust Act, and in July 1998, the declaration was partially rescinded with regard to fine paper in rolls and sheets. The declaration has not been rescinded for packaging paper in rolls and sheets. Other than provisions of the Antitrust Act, no special provisions for a monopoly holder were issued to the Company by the Antitrust Supervisor.

The Antitrust Act stipulates, inter alia, that a monopoly holder shall not abuse his market position in such manner as might restrict business competition or impact the public, including by means of setting unfair prices; decrease or increase of scope of assets or services offered other than via fair competition; setting different contract terms for similar transactions which may give an unfair advantage to certain customers or suppliers over their competitors; setting terms for contracting with regard to the monopoly asset or service, which by their nature or pursuant to common trading terms do not apply to the subject of the contract.

Furthermore, the Antitrust Act stipulates that should the Antitrust Supervisor deem that, due to existence of a monopoly or to behavior of the monopoly holder, business competition or the public are impacted – the Supervisor may issue instructions to the monopoly holder with regard to steps the latter must take to avoid such impact. Statutory means set forth in the Antitrust Act confer on the Supervisor, inter alia, the right to appeal to the court for an order to divide the monopoly into two or more business corporations.

True to the report date, the declaration of the Company to be a monopoly had no material impact on its operations, profitability or financial standing. The Company is unable to estimate the future impact of said declaration, including such case where the Company may be issued special instructions by the Supervisor with regard to its operation as a monopoly, on Company operations, profitability or financial standing.

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9.14.7.	Work Safety

The Company is subject to legislation concerning work safety and health. The Work Safety Ordinance (New Version), 1970 and regulations based there upon regulate issues of employee health, safety and welfare. Furthermore, the Labor Supervision Organization Act, 1954 and regulations based there upon regulate issues of supervision of work safety, safety committees, appointment of safety supervisors, safety programs, providing information regarding risk and employee training.

The Company places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by full and current reporting, investigating cases of near-accidents, drawing conclusions therefrom, while implementing the necessary procedural and physical changes, in order to prevent the accidents themselves from happening, to the extent possible). As of the report date, the Company is compliant with all safety regulations set forth in this section.

In January 2007, a Company employee died as a result of burns suffered as a result of the random explosion of a steam tank. In March 2008, a consultant to the Company died as a result of impact during a collision with a forklift. The Company carries insurance which, so the Company believes, covers events of this type. The Company will continue to intensively implement proactive safety measures and to avoid any such accidents.

9.14.8.	Quality Control

The company operates its major production facility at Hadera subject to the following standards: ISO 9901/2000 – Quality Management; ISO 14001 – Environmental Protection and Israeli Standard 18001 – Safety.

Paper and board waste produced by Amnir is produced subject to international standards and to the paper waste standard, which is updated every few years. In addition, Amnir is recognized as an authorized service provider to the Ministry of Defense.

Carmel operates in accordance with quality and control standards as customary for international companies, and is compliant with the requirements of international standard 2000: ISO-9001 and the HACCP and BRC/IOP international standards for food-safety management. In addition, Carmel was certified for the Environmental Quality Standard 14001 and Safety 18001.

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Furthermore, Company operations at its facility are subject to provisions of product-related standards, municipal laws (primarily business license) and globally accepted standards.

9.15.	Material Agreements in the paper, recycling and cardboard operating sector

9.15.1.	Agreement with Yam Tethys Group – On July 29, 2005, a natural gas purchase agreement was signed by the Company and partners of the Yam Tethys Group (Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Avner Oil Exploration Limited Partnership and Delek Investment and Assets Ltd.) The gas to be purchased, pursuant to this agreement, is intended to fulfill the Company’s requirements in the coming years, for the operation of its energy generation plants using cogeneration at the Hadera plant, that was converted for the use of natural gas, instead of the current use of fuel oil (as set forth in section 9.1.0.13, above). Upon completion of the transportation pipeline and required facilities on Company premises for the transition to use of natural gas, gas delivery started in August 2007 as per the agreement (hereinafter: “gas flow start date”). Gas delivery is scheduled to end upon the earlier of: (1) 5 years from gas flow start date, as set forth in the agreement; (2) completion of gas purchase amounting to 0.43 BCM; but no later than July 1, 2011. Based on Company estimates of natural gas consumption during the contract period, the total estimated monetary value of this transaction is $35 million over the entire aforementioned period. As of the report date, the Company is dependent on Yam-Tethys for the supply of natural gas, since to the best of the Company’s knowledge, as of a little prior to publication of this report, Yam-Tethys is the only natural gas supplier in Israel for the manufacturing market, except for an Egyptian gas supplier which supplies gas to the Israel Electric Company.

Company estimates of gas consumption during the term of its agreement with Yam Tethys and the financial value of the transaction set forth above, constitutes forward-looking information, as defined by the Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including actual gas consumption, changes in markets in which the Company operates and/or materialization of any of the risk factors set forth in sections 9.17 and 22, below.

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9.15.2.	Agreement with Israel Natural Gas Routes Ltd.

For transportation of natural gas to its facility in Hadera, on July 11, 2007, the Company entered into an agreement with Gas Routes for a 6-year term, with optional extension for a further 2-year term. The transportation agreement is worded as approved by the Natural Gas Authority for transportation consumers, and is published on the website of the Ministry of National Infrastructure, with commercial terms agreed individually by the parties. The proceeds, pursuant to the agreement, include payment of a non-recurring connection fee upon connection, based on actual cost of connection to the Company’s facility, as well as monthly payments based on two components: (a) A fixed amount for the gas volume ordered by the Company; (b) based on the actual gas volume delivered to the facility. As of the report date, the Company is dependent on Gas Lines; in the agreement, the Company undertook to make a fixed annual payment even if it makes no actual use of the transport, amounting to NIS 2 million per year. For further details see section 9.17.2.2, below.

9.15.3.	Agreement with EMG – In May 2007, a memorandum of understandings (hereinafter in this section :“the MOU”) concerning natural gas purchase from Egypt was signed by the Company and by East Mediterranean Gas Company (hereinafter: “EMG”), intended to ensure continued gas supply to the Hadera facility after expiration of the agreement with Yam Tethys Partnership, until the sooner of 15 years or consumption of entire gas volume to be specified in the agreement. The MOU grants the Company a time-limited option to increase its purchase volume based on needs of the power plant whose construction is currently being reviewed by the Company (for further details on the power plant, see section 20, below). As of the report date, the annual purchase volume from EMG is estimated at $10-$50 million, according to the actual purchase quantity and price. Upon signing the detailed agreement, guarantees would be provided as set forth in the MOU, whose total amount is based on 1 year’s worth of gas purchasing. According to the MOU, the parties must sign a detailed agreement by the end of 2007. As of the report date, negotiations have yet to be concluded in order to formulate the final version of the said detailed agreement.

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Company estimate with regard to the detailed agreement with EMG and the annual extent of purchasing from EMG constitutes forward-looking information, as defined by the Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including material disagreements during negotiations and/or materialization of any of the risk factors set forth in sections 9.17 and 22, below.

9.15.4.	Agreements for purchase of major equipment for “Machine 8” – In conjunction with the set-up of a new packaging paper production system known as “Machine 8", as set forth in section 9.1.4.3 above, the Company has completed execution of the key agreements for purchase of major equipment for the aforementioned production system. The said equipment was acquired from the leading companies in the world in the manufacture and sale of paper machines, with the central equipment for the manufacturing array being ordered from Italian company Voith, while additional complementary items were ordered from Finnish company METSO and Italian company SEEI.

The company has signed most of the agreements for the supply of equipment and construction, and true to the date of the report, part of the equipment has already been supplied while the remaining equipment is scheduled to be supplied by the middle of 2009.

Subsequent to the aforementioned agreements, the Company has signed and will sign additional agreements with other suppliers and contractors in order to complete installation of the production system and its planned operation start in late 2009.

9.16.	Prospects for development over the next year for the operating sector

As set forth in section 9.1.4.3, above, the Company Board of Directors has approved installation of a new packaging paper production system, known as “Machine 8", which would allow the Company to meet the demand on the domestic market, at a more competitive cost to the Company and with higher paper quality compared to competing imports. The Company estimates that it will conclude acquisition of Machine 8 and will start operating it in late 2009. See sections 9.1.4.3 and 9.1.6 above. Acquisition of the new packaging paper machine requires doubling of the paper waste collection volume, to be used as raw material for packaging paper production over the coming years. Amnir is working to increase the volume of waste collection in anticipation of the installation of the new packaging paper machine, inter alia, by intensifying collection activity from existing customers and development of new collection sources, adaptation of its organizational structure, construction of an alternative site for Amnir’s Bnei Brak facility and inventory accumulation. For further information about the new machine and estimated increase in raw materials, see sections 9.1.4.3 and 9.1.6 above. For details of the Logistics Center as an alternate site for the Bnei Brak plant, see section 17.3, below.

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In the course of the last year, the sector has started to quickly develop paper types, based on 100% recycled fibers, whose high quality will render it possible to replace packaging paper based on pulp, in the corrugated board industry in Israel and overseas. The technological and operational development process is currently in advanced stages and is meant to increase the volume of the potential market for packaging paper for the local corrugated board industry, from 170,000 tons per annum at the present time, to approximately 250,000 tons per annum in the coming years. The development of new paper types is based on the characterization of fibers, developing and implementing new chemical additives and using these advanced manufacturing technologies, both in the existing production lines and in the new production line, to render it possible to gradually launch new products, as early as in 2009 and throughout 2010. According to the plan, the cost of the new paper types will be competitive as compared with the cost of pulp-based paper and will allow for a gradual improvement in the profitability of the sector. According to laboratory tests, the indications from the development process in the production lines and initial markets tests, it appears that the probability for success in this area is relatively high.

Information concerning the completion of the acquisition and the expected operation date of the new machine, the new developments and the increase in expected production capacity of the Company and the preparations for increasing the raw material, all constitute forward-looking information as defined in the Securities Act and merely consist of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in demand in markets in which the Company operates, global supply and cost of paper products, factors related to the completion of development and/or the materialization of any of the risk factors set forth in sections 9.17 and 22, below.

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9.17.	Risk Factors in the paper, recycling and cardboard operating sector

For details of macro-economic risk factors, see section 22, below.

9.17.1.	Sector-Specific Risk Factors

9.17.1.1.	Regulation

Operations in the paper and recycling sector are subject to regulation of various issues (for further information see section 9.14, above). Changes in regulation may impact companies operating in this operating sector, e.g. stricter environmental protection regulations and government decisions concerning the raising of minimum wages. Furthermore, non-enforcement of regulation concerning waste collection, in accordance with the Cleanliness Law and the Recycling Act, may impact the Company’s capacity to increase paper waste collection.

9.17.1.2.	Competition

This operating sector is competitive, with competition for production of packaging paper coming from imported paper (see Section 9.7, above). There is also competition for raw material collection. There are many collectors operating in Israel, of which two have significant market share, to the best of the Company’s knowledge.

9.17.1.3.	Raw materials

Increased capacity of the paper machines, based on paper waste for recycled fiber, required increase of the paper collection volume to be used as raw material for production in the paper production sector, and location of more extensive collection sources. Consequently, upon start of operation of Machine 8, the Company would require twice as much paper waste. Absence of sufficient paper waste volume for production would impact the Company’s capacity to produce sufficient packaging paper.

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Absence of enforcement of the Recycling Act, which mandates waste recycling, would make it more difficult to obtain alternative sources for raw materials at a competitive cost. Nevertheless, approval of the Cleanliness Law in January 2007, which imposes a landfill levy on waste, may bring about, if effectively enforced, some improvement in the paper waste collection capacity, according to Company estimate. For additional details, see section 9.14.2, above.

Furthermore, as to the prices of raw materials, primarily paper – which is a material component in the production cost of cardboard, and an increase in paper prices or in the prices of other raw materials and inputs, such as energy, electricity, transportation and starch – may impact Company profitability.

9.17.1.4.	Environmental Protection

Requirements of the Ministry of Environmental Protection with regard to this sector and its facilities require the Company to allocate financial resources to this issue. These requirements may expand and proliferate due to increasing awareness of environmental protection, which may force the Company to allocate further financial resources associated with this operating sector.

Furthermore, since the Company is involved with use of hazardous and toxic materials, it is exposed to damage which may be caused by such materials, including health impact, environmental impact, damage due to ignition of flammable materials, etc. Hence the Company is exposed to claims which may negatively impact the business results of the operating sector as well as Company reputation.

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9.17.1.5.	Customers

Due to the limited number of customers for finished goods in packaging paper, there is a dependence on customers. However, due to the advantages of being a local producer, this risk is estimated to be low.

9.17.1.6.	Closing of the ports

The Company imports most of the raw materials used for the manufacture of its products. Shutting down the ports in Israel will harm the imports of raw materials and directly impact the company’s operation. However, since the Company maintains an inventory of raw materials, only a prolonged closing of the ports will have a medium impact on its activity.

9.17.2.	Special Factors

9.17.2.1.	Dependence on gas supplier

As set forth in section 9.10 above, the Company’s operations in the paper, recycling and cardboard sector are dependent on its gas supplier, Yam Tethys, which – to the best of the Company’s knowledge – is the sole natural gas supplier in Israel, except for an Egyptian gas supplier that supplies gas to the Israel Electric Company (IEC). Termination of the contract with said supplier would require the Company to contract with the Egyptian supplier or to convert to use of diesel, which is significantly more expensive than natural gas as of the report date. Replacement of a supplier may involve material costs. For information on the contract with Yam Tethys, see section 9.14.1, above.

9.17.2.2.	Dependence on gas transporter

For delivery of gas to the Company’s Hadera facility, it is dependent on Gas Routes, which transports natural gas to the Hadera site via the maritime pipeline to Hadera and a land pipeline to the Hadera facility. Termination of the contract with the gas transporter may materially impact the operating sector. For information on the contract with Gas Routes, see section 9.14.2, above.

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9.17.2.3.	Monopoly

The Company is a monopoly in the packaging paper in rolls and sheets, as defined in the Antitrust Act (for information on declaration of the Company to be a monopoly, see section 9.14.6 above), and is subject to laws applicable to a monopoly in Israel. Statutory means set forth in the Antitrust Act confer on the Supervisor, inter alia, the right to intervene on matters which may impact the public, including setting business restrictions on the corporation, including price supervision. Such restrictions, should they be enforced, may negatively impact results of the operating sector.

9.17.2.4.	Centralization of Company operations in the operating sector

The production operations of this operating sector are concentrated in a limited number of sites. Impact to one or more of the production and/or distribution sites may materially impact the financial results of this operating sector.

9.17.3.	Degree of impact of risk factors

Following below is a list of the risk factors and their degree of impact on the sector of operations: For details of macro-economic risk factors, see section 22, below.

Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence

Sector-related factors	— Prices of raw materials	— Competition	— Regulation
		— Closing of the ports	— Raw Materials
— Environmental protection
— Customers

Special Factors	— Dependence on gas supplier		— Monopoly
	— Dependence on gas transporter		— Centralization of Company operations

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10.	Office Supplies Marketing sector

10.1.	General information on marketing of office supplies operations sector

Graffiti is a subsidiary company wholly-owned by the company. Graffiti has been one of the leading companies in Israel in the area of comprehensive solutions in the office supplies sector for over fifteen years, through direct supply to institutions and businesses.

Graffiti offers its customers around the country some 12,000 different items supported by a logistics system including: Three storage and distribution facilities (located in Rosh Haayin, Tiberias and Be’er Sheva); a distribution fleet of distribution vehicles as well as customer service and sales offices located in Be’er Sheva, Jerusalem, Tiberias and Rosh Haayin.

Moreover, Graffiti provides outsourcing services by delivering a wide range of office supply products, often in conjunction with managing the customer’s applicable purchasing budget, thereby assisting large organizations in reducing costs and increasing efficiency. Graffiti has a B2B (Business-to-Business) website for online ordering, allowing Graffiti customers to enter their orders and to control and manage their purchasing budgets. This tool allows Graffiti to serve a wider variety of customers with no significant increase in marketing costs.

Graffiti does not itself manufacture office supplies, it purchases supplies from a large number of suppliers (Hewlett Packard Ltd., Brother – Reshef Engineering Solutions Ltd., Xerox Israel Ltd., Mondi, Hogla-Kimberly, Strauss-Elite Ltd., Afik Printing Products Ltd., Canon-Karat Israel Ltd. and more), and markets these to its customers. Through Attar – a wholly-owned subsidiary – Graffiti also serves as the exclusive distributor for international brand name products in the office supplies sector, such as Artline (Sachihata Inc.) (hereinafter: “Artline), Mitsubishi (uni-Mitsubishi Pencil Co.) (hereinafter: “Mitsubishi), Max (Max Co. Ltd.) (hereinafter: “Max), Schneider (Schneider Schreibgerate GmbH) (hereinafter: “Schneider) and Fellowes (Fellowes Distribution Services B.V.) (hereinafter: “Fellows”).

The rate of technological development of Israel’s business sector leads to increasing demand for technology-based products marketed by Graffiti, including office automation, printers, hardware, software and consumables such as toners, inkjet cartridges, etc.

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The critical success factors in this area of activity are a high level of service supported by complex logistics and reduction of costs by improving purchasing sources and a transition to purchasing from the Far East.

Graffiti has many competitors in the marketing of office supplies sector. For details on competition in this sector of operations, see section 10.7, below.

10.2.	Products and Services in marketing of office supplies sector of operations

Graffiti’s main products in the sector of office supplies and office automation products, sold by Graffit include inter alia office equipment, toner and inkjet cartridges, software, peripheral equipment, computers, training and visual aids, filing systems, paper products, office furniture as well as other office supplies such as food and cleaning products. Graffiti’s subsidiary, Attar, deals in the sale and distribution of brands in the office supplies sector.

Graffiti advertises its products using a price catalog and promotional brochures sent to customers.

All products marketed by Graffiti have competing products sold by many suppliers / distributors.

10.3.	In this operating segment, there is no one product for which Company revenues account for over 10% of total revenues. For details of the revenues of this operating segment, see section 7.1, above.

10.4.	Customers in the marketing of office supplies sector

Graffiti sells its products to thousands of diverse customers in the business and institutional sectors, in Israel only. Large local and national organizations number among Graffiti’s customers (such as government ministries, banks, health funds and the like), with thousands of employees, as well as small organizations with only a small number of employees.

During 2008, 2007 and 2006, approximately 25%, 21% and 27% of Graffiti’s sales – respectively – came from securing a variety of tenders, awarding Graffiti supply contracts for periods of one to four years. Engagements made through tenders are by nature for a limited time, according to the terms of the tender, and upon termination of the agreement period, such engagements end.

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During 2008, 2007 and 2006 there was no single customer that accounted for 10% or more of the company’s total revenues during those periods. Furthermore, as of the date of this report, Graffiti is not dependent upon any single customer.

On August 4, 2008, a transaction was concluded between Graffiti and Yavne Pitango 2000 (1994) Ltd. (hereinafter: “Yavne Pitango”), which is also engaged in marketing office supplies to businesses and institutions in the North of Israel, to acquire all business and operations of Yavne Pitango in the field of office supplies, including its customer base and website. In conjunction with this transaction, the office supplies inventories and other equipment were also acquired. The annual sales by Yavne Pitango immediately prior to closing of this transaction amounted to NIS 20 million.

10.5.	Marketing and distribution in marketing of office supplies sector of operations

Graffiti’s orders for products in this sector of operations come from a number of sources (field sales personnel, telephone sales center, e-mail, fax and an e-commerce website). All orders are routed to the order processing system, which generates picking tasks for the coming days. Once the orders have been picked, they are organized by delivery destination, and ordered products are usually delivered the following morning.

During 2008, Graffiti began a sales campaign that included publication of advertisements in daily newspapers.

Graffiti’s distribution system is based on a fleet of trucks owned by the company, backed up by external distribution contractors in cases of peak demand.

On the matter of Attar’s being an exclusive agent for a number of suppliers in Israel, see section 10.1, below.

10.6.	Order backlog in the marketing of office supplies

There is no order backlog in this sector of operations. Orders are handled within a short time, usually by the day following the order.

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10.7.	Competition in the Office Supplies Marketing sector

10.7.1.	Competitive conditions in the sector of operations

There are three dominant players in the sector of office supplies by direct supply to institutions and businesses: Graffiti, Office Depot (Israel) Ltd. and Kravitz (1974) Ltd., who mainly dominate the tender agreement sector of customers and the strategic customers sector (such as banks and local municipalities). In addition to these players, there are also a large number of competitors in the business customer market holding small market sectors, mainly active in smaller geographic areas.

Graffiti cannot estimate its share of the market, as Graffiti markets a very large variety of products in the area of office supplies, with the aim of providing comprehensive solutions for supply of the various products in the office supplies sector. It is therefore difficult to define the size of the relevant market and Graffiti’s share therein. For the purpose of approval by the Antitrust Supervisor of the acquisition of Yavne Pitango operations (as set forth in section 10.4 above), Graffiti’s market share was estimated at 10%.

10.7.2.	Names of significant competitors in the sector of operations

The names of Graffiti’s major competitors in this sector of operations are to the best knowledge of the Company: Kravitz (1974) Ltd., Office Depot (Israel) Ltd., Alpha Beta Office Supply Marketing Ltd., Pythagoras (1986) Ltd., Arta Supplies for Art Graphics and Office Ltd., Lautman Rimon Ltd., and Pan Office Supply Manufacture and Import Ltd.

10.7.3.	Methods for dealing with competition

Graffiti deals with its competitors by maintaining high standards of quality and service. The size and variety of Graffiti’s products also give it an advantage over its competitors.

Graffiti has an advanced sales and service center, providing fast turnaround times for its customers. Graffiti has a computer-managed supply warehouse, and a large portion of it is managed automatically.

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10.8.	Seasonality

Graffiti’s sales during the second half of the calendar year are usually higher than the first half of that same year, in light of the start of the school year and the realization of annual purchase budgets for institutions and businesses. In the second half of 2008, Graffiti’s sales were 15% higher than in the first half of 2008; sales in the second half of 2007 were 10% higher than in the first half of 2007; and sales in the second half of 2006 were 5.6% higher than in the first half of 2006.

10.9.	Fixed assets and installations in the marketing of office supplies sector

Graffiti leases buildings at four different sites.

The first site is located at Park Afek in Rosh Ha’Ayin, with an area of 5,350 square meters. Some 120 square meters out of this area are sub-let through October 2009. The lease period for this site at Park Afek is four years (until 2011), and under the terms of the lease, the tenant has the right to bring about the termination of the lease at the end of 2009, and at any time thereafter. Graffiti has an option to extend the lease period for an additional two years, until 2011.

Another site is located on Kanfey Nesharim Street in Jerusalem, with an area of 600 square meters. 150 meters of this area are sublet to a local tenant. The remainder of the site serves as a store and warehouse. The lease term for this site is through October 2014.

The third site is located in Be’er Sheva and serves as a warehouse and sales center. The area of the site totals approx. 1,140 m(2). The lease period at this site is until December 2011.

The fourth site is located in Tiberias, serving as a warehouse and sales center. The area of the site totals approximately 2,200 m(2). The lease term for this site is through October 2010. The lease term may be extended by an optional further two years.

Furthermore, Graffiti has a distribution system consisting of 32 distribution vehicles, as well as sales and service locations in the cities of Be’er Sheva, Jerusalem, Tiberias and Rosh Ha’Ayin. Regarding the consideration of the Logistics Center as an alternate site to the graffiti distribution sites, see section 17.3, below.

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10.10.	Suppliers in the marketing of office supplies sector

Graffiti markets products purchased from a large number of suppliers, detailed in section 10.1, above, and has since its establishment served as exclusive agent for a number of companies through its subsidiary company, Attar, as explained in section 10.1, above.

Graffiti has contracts with major suppliers, covering issues such as: The level of service, returns, repairs and the like. Agreements, as mentioned, are usually annual framework agreements, and the quantity of the product actually ordered is determined according to demand during that year. Regarding other suppliers, the purchase price is determined from time to time in negotiations between the parties, and most of the categories of products have at least two suppliers, allowing for an improvement of purchasing capability.

Graffiti is not dependent upon any single supplier of those mentioned above.

Mondi, one of the company’s associated companies, is Graffiti’s main supplier of fine paper in the marketing of office supplies sector. Graffiti engages with Mondi under an annual framework agreement which sets out the commercial principles, among other things, with regard to cost, linkage mechanism, bonus agreements and participation in advertising, and the quantity is determined according to demand over the year. Graffiti’s rate of purchase of Mondi’s fine paper during 2008, 2007 and 2006 was 15.7%, 23.4% and 29% of total office supply purchases, respectively.

10.11.	Working Capital

10.11.1.	Inventory and finished product holding policy

The level of inventories of finished products in the area of office supplies is operational, and adapted to the period of supply and the need to maintain variety. On average, inventory levels are equal to about two months’ worth of expected delivery.

10.11.2.	Policy concerning product return, replacement and warranty

Goods in this operating sector are sold as final sale to customers, and are returned in case of faulty product or due to a mismatch between order and delivery. When a customer complains of a faulty or mismatch , the complaint is reviewed and if correct, the goods are returned and the customer is credited. The volume of returns is insignificant in relation to the total volume of operations.

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Graffiti provides warranty on the products it markets and sells according to the warranties provided by the manufacturers of such product (if any).

10.11.3.	Average credit duration

Data with regard to the average period and the volume of credit from suppliers and customers during reporting periods over the years 2008, 2007 and 2006 are provided below:

	31.12.08		31.12.07		31.12.06
	Average volume of credit in NIS millions	Average credit days	Average credit volume in NIS M	Average credit days	Average credit volume in NIS M	Average credit days

Customers	42.8	97	39.5	101	38.2	97
Suppliers	40.6	118	27.8	117	25.3	110

10.12.	Restrictions on and Supervision of Corporate Operations in the Office Supplies Marketing Sector

Graffiti is committed to the highest standards, and conforms with Israeli standards and with ISO 9001:2000 standards for distribution of office supplies to businesses and organizations. Graffiti is an authorized supplier to the Ministry of Defense. Beyond the above, there are no special restrictions on this sector of operations.

10.13.	Forecast for developments in the sector of operations for the coming year

The company is studying the expansion of this sector of operations through purchase or ventures with small suppliers of office supplies. The company is also studying and focusing on creating strategic ventures in order to improve Graffiti’s operations base through purchase, sales methods and computerized support for Graffiti’s information systems.

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Said information is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on information existing in the company as of the date of the report. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The major factors that could impact this are business opportunities the company may have, dependence on external factors, changes in demand and supply, developments and changes in regulation and/or realization of any of the risk factors outlined in sections 10.14 and 22, below.

10.14.	Risk factors in the operations of marketing of office supplies sector

For details regarding macro-economic risk factors, see section 22, below.

10.14.1.	Sector-Specific Risk Factors

10.14.1.1.	Tenders

As described above, operations in this sector are through the winning of large tenders for defined and limited time periods. There is no certainty that the company and/or subsidiary companies will in future continue to win tenders, as stated, and therefore the scope of sales could drop substantially, which could injure the sector of operations’profitability.

10.14.1.2.	Accounts Receivable Risks

Most sales in this sector of operations are performed in Israel, and some of the sales are performed without full collateral. The company routinely studies the quality of its customers so that it may determine if provisions must be made for doubtful debts, and the amount thereof. The company estimates that the financial statements reflect appropriate provisions for doubtful debts.

10.14.1.3.	Competition

The sector operates in a competitive market with a considerable degree of competition, in this matter see section 10.7, above. The entry of new competitors and/or expansion of existing competitors’ operations could detrimentally impact the company’s scope of operations in this sector, as well as the financial outcome of the sector of operations.

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10.14.2.	Special Factors

Exclusivity

As stated in section 10.1, above, Graffiti (via Attar) is the exclusive distributor of a number of international brand name products in Israel, in the area of office equipment. Should such aforesaid exclusivity be terminated, this could impact this sector of operations. At the same time, in light of the fact that Graffiti is an exclusive agent of a number of suppliers, it is Graffiti’s estimate that the aforesaid impact will not be substantial.

10.14.3.	The extent of impact of risk factors

The company’s estimates regarding the types and measure of the influence of the aforesaid risk factors on the sector of operations appears below. For details regarding macro-economic risk factors, see section 22, below.

Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence

Sector-related factors	— Competition	— Accounts Receivable Risks
— Tenders
Special Factors			— Exclusivity

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Chapter D – Additional Information Regarding the Company

11.	Fixed assets and facilities

Following below are details on the fixed assets and facilities in use by the Company:

11.1.	The main management’s offices and the central production and storage facilities of the company are located in Hadera (hereinafter: “the company’s site”), on a site covering 350,000 square meters (hereinafter: “the site”), part of which is owned by the company (about 274,000 square meters) and part (68,000 square meters) is leased from the Israel Land Administration (hereinafter: “ILA”). Pursuant to the leasing agreements, the leases end between the years 2012 and 2056. Some of the leasing agreements involve discounting terms.

Some of the site is rented to associated companies that operate in the site. About 87,000 square meters of the space were acquired by the company in 2005 as reserve for future development of the company, for a consideration of $4.4 million.

11.2.	In addition, the company leases an area of 25,000 square meters in Nahariya from the Israel Land Administration, under a lease agreement until 2018, which is rented out to an associated company (Hogla-Kimberly) that operates a paper manufacturing and processing plant. The company is also leasing the contractual rights by virtue of a development agreement in another area of 3,500 square meters in Nahariya, that is also rented to Hogla-Kimberly. Amnir, a subsidiary of the company, leases an area in Bnei-Brak of 9,000 square meters from the Israel Land Administration, which houses a plant for the collection and recycling of paper and cardboard waste.

11.3.	Pursuant to leasing agreements with the Tel-Aviv Municipality, effective until 2059, the company leases an area of 7,600 square meters, which in the past was used as the company’s paper manufacturing plant. The company is examining the different possibilities for using the land. Under the leasing agreement with the Tel-Aviv Municipality, the company has undertaken to use building rights that were granted to it until September 2009.Failure to use this right, if the above period is not extended, might constitute a violation of the agreement.

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11.4.	On December 31, 2006, the company sold its leasing rights for a land of about 12,000 square meters, with a building that covers about 4,700 square meters, which is registered to the Development Authority, and which is situated between the Ramat Hachayal Industrial Zone and Kiryat Atidim in Tel-Aviv, to a third party which is not an interested party in the company, for a consideration of NIS 57 million plus VAT, including land-betterment taxes that apply to the buyer, while the net proceeds to the company before betterment tax were NIS 43 million.

11.5.	In addition to the above, the Company’s subsidiaries and/or associated companies hold and/or rent plants, offices, warehouses at different sites all over the country including Rosh Ha’ayin, Afula, Migdal Haemek, Caesarea, Carmiel, Holon, Haifa, Zrifin and more. In this matter, see sections 9.10, 10.9, above, and 17.3, 23.1.10, 23.2.10 and 23.4.11, below.

12.	Human Resources

12.1.	Company’s organizational structure

The following is the organization structure diagram of the Company and its subsidiaries as at the report date:

Company CEO and headquarters (23)

Office Supplies Marketing

Marketing
(72)

Paper, Recycling and Cardboard
Operations

Purchasing
& Logistics
(99)

Finance
(16)

Headquarters &
miscellaneous
(7)

Marketing

(82)

Information
Systems
(41)

Purchasing
& Logistics
(121)

Manufacturing
(1077)

Finance
(46)

Headquarters
(46)

The Company’s most important and main resource is its human capital. The development of human capital is a top priority for The Company, and it invests in training and seminars for its employees, including designated training for specific positions.

The group promotes a talent management process, under which, with respect to the managerial positions, job definitions have been established, and annual feedbacks and performance assessments were made for all members of management. The group has also adopted an MBO management method, which includes personal goals and indices (KPI) for each tier of managers. In addition, a cross-organizational development process was carried out for middle management in the operating division.

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12.2.	Staff employed according to areas of activity

As of the reporting date, the company, through its subsidiaries, employed staff in the two segments of operation as follows: in the paper, recycling and cardboard segment –1,436 employees, and in the office equipment segment – 194 employees. The total number of employees employed by the company and its subsidiaries together is 1,630, 822 and 785 as of December 31, 2008, 2007 and 2006, respectively. The growth in the number of employees in 2008 is attributed to Carmel having become a consolidated subsidiary of the company, as stated in section 3.1.1.5, above.

12.3.	Employment agreements

As of the reporting date, employees of the company and its subsidiaries are employed under two types of agreements. 555 employees are employed under collective agreements and general extension orders in the field of industry that apply thereto, and 1,075 employees are employed under personal contracts.

Collective Labor Agreements

As aforesaid, as of the reporting date, 555 of the employees of the company and its subsidiaries operating in Hadera are employed under a special collective agreement “integrated edition” (hereinafter in this section: “the agreement”), which consists of the collective agreement signed in 1972 between Hadera Workers’ Council, the company’s workers committee and the company, as well as agreement renewals that were signed between the parties from time to time. The agreement is renewed with the parties’ consent every two-three years.

The agreement applies to the employees that are employed by the company and its subsidiaries during the signing of the agreement and employees that will be employed by the company in the future, except for administrative workers, experts, teenagers, handicapped workers and day workers.

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Once a position becomes available or a new position is created, the company may issue an in-house tender amongst its employees, thereby granting first priority to its own workers. Every worker accepted for the job is considered a provisional worker for a period of 36 months after which, according to management’s decision, a permanent employee status is granted to him/her. In addition, the company may hire “temporary” employees for a period of up to 12 months.

The employees’ wages are determined based on a table of wages and seniority at the company, which is updated in accordance with the agreements that apply to the company. In addition, the employees are entitled to various benefits such as: A continuing study fund and severance pay fund, incremental pay for work in shifts and for special calls, and other benefits.

12.3.1.	Personal employment agreements

As aforesaid, as of the reporting date, 1,075 employees of the company and its subsidiaries are employed under personal employment contracts. Personal employment contracts, under which some of the company’s workers are employed, include the terms of employment, information on employees’ related rights (such as: annual vacation and advanced notice), provisions for pension funds and severance pay funds, as well as provisions for vocational study funds. Pursuant to said employment contracts, the employees are paid a monthly salary which increases from time to time by the amount of the cost-of-living increment, in accordance with the agreement between the Histadrut (Israel’s Labor Union) and the Manufacturers Association of Israel. Additional pay increments are added to the salary on a personal basis and are subject to the company’s discretion. In addition, in accordance with the personal contracts, the employee is entitled to one bonus monthly salary per year (13th month salary), as well as to the reimbursement of travel fare or a portion of his/her car expenses or alternatively, a company car provided to the employee.

The personal employment contracts also include a non-competition clause, for a term as defined in those specific employment contracts. Moreover, according to the employment contracts, each party may terminate the agreement by providing advanced written notice of between one and three months.

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12.4.	Agreements with senior officers

12.4.1.	Senior management employees of the company are employed under personal contracts. For details on personal employment contracts see section 12.3.1, above.

On May 13, 2007, the Board of Directors of the Company approved the employment agreement of the company’s CEO, Mr. Avi Brener. The principal points of the CEO’s employment agreement include: In the event of dismissal or resignation, advanced notice of 6 months will be provided. Moreover, a tax rebate will be provided to cover the value of the company car. The annual bonus of the CEO will be equal to between 6 and 9 paychecks and will be determined according to the discretion of the Company’s Board of Directors. The CEO is also entitled to related benefits as customary for senior employees in the company, including: Company car, bonus 13th month salary, directors’ insurance, continuing education fund, annual vacation, convalescence pay, sick pay, social benefits, clothing, reimbursement of telephone expenses, reimbursement of per diem and entertainment expenses. Regarding the terms of retirement, in addition to the release of funds accumulated in a directors’ insurance or provident fund and such, at the date of retirement, the CEO shall be paid a retirement bonus in the sum of his last monthly salary prior to the retirement, multiplied by the number of years he worked at the group (since August 1988). It should be noted that, in a discussion held by the Audit Committee and by the Board of Directors of the Company, on the approval of the terms of employment of the CEO as aforesaid, a proposal was raised, that was initially discussed by the Company’s Remuneration Committee, to establish a personal bonus plan for the company’s CEO (in addition to the bonuses paid under the said employment contract), in accordance with the CEO’s success in achieving specific goals that shall be determined in advance and that address two strategic projects of the company. If and when said proposal is formulated, it shall be submitted for separate approval by the authorized organs and shall be reported as required by law. As regards the granting of 40,250 stock options of the Company to the CEO, see Appendix E, Regulation 21, below. Furthermore, for details regarding the employment contract with the company’s CEO, see Note 12c to the Company’s financial statements, dated December 31, 2008.

12.4.2.	Directors’ remuneration

The Audit Committee and the Company Board of Directors decided to update the annual remuneration and attendance compensation for all Company board members, including board members who are controlling shareholders or relatives thereof, and independent board members of the Company. effective on July 10, 2008. The updated annual bonus for directors, including outside directors and including directors that are controlling shareholders or related thereto, is NIS 59,100, while the meeting participation remuneration is NIS 2,200.

12.4.3.	Letters of indemnification

Pursuant to the resolutions of the general meetings of the company dated June 21, 2006 and July 14, 2004, the company issued letters of indemnification to all the directors and officers of the company, including directors that may be considered controlling shareholders in the company (Mr. Zvika Livnat and Mr. Itzhak Manor), by virtue of being controlling shareholders in IDB Holdings, which is an indirect controlling shareholders of the company. For additional details see footnote 2, above. For details on the letter of indemnification see section 17.1, below.

12.4.4.	Officers’ liability insurance

On June 24, 2008, following the approval of the company’s audit committee and board of directors, the company’s shareholders’ meeting approved the company’s engagement for the acquisition of an officers’ liability insurance policy for the period commencing June 1, 2008 until May 31, 2009, and a premium payment in the amount of $40,000. The policy was acquired from an insurance company, which is a company owned by a controlling shareholder in the company. The policy is under market conditions and in accordance with customary transactions of this type. According to the company’s decision, said insurance policy will also apply to directors that may be considered controlling shareholders in the company (Messrs. Zvika Livnat and Itzhak Manor). The amount of insurance coverage ($6 million) and premium under said policy are identical to the amount of coverage and premium of previous policies for the years 2007 and 2006.

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12.4.5.	Employee stock option plans

12.4.5.1.	Bonus plan for employees in the group 2008

(a)	On January 14, 2008, following the approval of the Audit Committee, the board of directors of the company approved a bonus plan for senior employees at the company and/or in subsidiaries and/or in associated companies of the company, (hereinafter in this section: “The Plan”), pursuant to which up to 285,750 option warrants (hereinafter in this section: “option warrants”), each exercisable into one ordinary share of the company, will be allotted to senior employees and officers in the group, including the CEO of the company which, on the date of approval of the allotment, accounted for 5.65% of the issued share capital of the company. The offerees in the said plan are not interested parties in the company, except for the CEO who is an interested party by virtue of his position. Pursuant to the conditions of the said option warrants, the offerees who will exercise the option warrants will not be allocated all of the shares derived therefrom, but only a quantity of shares that reflects the sum of the financial benefit that is inherent to the option warrants at the exercise date only. In the course of the first quarter of 2008, a sum of 250,500 stock options were granted as aforesaid, and on January 8, 2009, a sum of 34,000 stock options were granted, out of 35,250 stock options that were allocated to the trustee, as a reservoir for future granting. As of the report date, the balance of option warrants held by the trustee is 1,250 option warrants.

As of the report date, the number of allocated option warrants is 281,500. The impact of this plan on the consolidated financial statements is estimated at NIS 13.8 million.

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The option warrants are not registered for trading. The company has obtained approval from the TASE and NYSE to list for trading the ordinary shares that will be allotted to the offerees upon the exercise of the option warrants.

(b)	Vesting period for the option warrants

The option warrants may be exercised at the following dates, provided the offeree is employed by the company and/or a subsidiary and/or an associated company, on that date:

(1)	Each offeree shall be entitled to exercise one quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: “the first tranche”) at the end of one year from the determining date (hereinafter: “the end of the vesting period of the first tranche”) and up to four years from the determining date. Subsequent to the said four years, all the option warrants included in the First Tranche and not yet exercised will expire and shall offer no rights whatsoever.

(2)	Each offeree shall be entitled to exercise another (second) quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: “the second tranche”) at the end of two years from the determining date (hereinafter: “the end of the vesting period of the second tranche”) and up to four years from the determining date. Subsequent to the said four years, all the option warrants included in the Second Tranche and not yet exercised will expire and shall offer no rights whatsoever.

(3)	Each offeree shall be entitled to exercise another (third) quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: “the third tranche”) at the end of three years from the determining date (hereinafter: “the end of the vesting period of the third tranche”) and up to five years from the determining date. Subsequent to the said four years, all the option warrants included in the Third Tranche and not yet exercised will expire and shall offer no rights whatsoever.

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(4)	Each offeree shall be entitled to exercise another (fourth) quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: “the fourth tranche”) at the end of four years from the determining date (hereinafter: “the end of the vesting period of the fourth tranche”) and up to six years from the determining date. Subsequent to the said six years, all the option warrants included in the Fourth Tranche and not yet exercised will expire and shall offer no rights whatsoever.

(c)	Economic value of the options

As of the approval date of the aforementioned allocation (January 14, 2008), the economic value of each option warrant was NIS 96.43. This economic value was computed using the “Black and Scholes” formula taking into consideration the closing price of the company’s shares on the stock exchange on January 13, 2008 (the last trading day before the board of directors’ resolution), which was NIS 237.40 per share, while the weekly standard deviation was 4.3%. The following assumptions were taken into consideration in the calculation of the economic value: a. All the option warrant shall be exercised on the last day of their exercise period; b. assuming the exercise of all the option warrants and theoretically assuming the allotment of the maximum amount of exercise shares. It is hereby clarified that pursuant to the plan, the maximum allowable allotment, is only in the amount of the bonus; c. The computation of the economic value does not take into account the fact that the option warrants will not be registered for trading on the stock exchange, and does not take into account the restriction on the options during the restriction periods set forth in the plan; d. the standard deviation was computed in accordance with the weekly returns of an ordinary share of the company for the six months ended on December 31, 2007; e. the annual discount rate for the option warrants was set at 4.5%.

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(d)	The exercise price

The option warrants are allocated to the Offerees free of charge.

The exercise price of each of the option warrants shall be NIS 223.965 per share. The exercise price is determined according to the average closing price of an ordinary share of the company on the stock exchange in the thirty (30) trading days preceding the date of the board of directors’ decision on the approval of the plan (January 14, 2008), after deducting 10% (hereinafter: “The exercise price”).

On the exercise date the offerees will not be required to pay the exercise price and the exercise price will only be used to determine the amount of the bonus and the amount of exercise shares that will actually be allotted to the offerees will be calculated according to the terms of the compensation plan. The payment that the Offerees will actually make to the Company upon exercise of the options will only be equal to the level of the par value of the shares actually allocated (or transferred) to them upon the exercise.

(e)	Additional Provisions

The plan also includes additional provisions with regard to the manner of calculation of the exercise price, adjustments in case of changes to capital and dividend payment, and eligibility to exercise the options in case of termination of employment.

12.4.5.2.	Options plan 2001

In 2001 the board of directors of the company approved two option plans (an options plan for employees in the group and an options plan for senior officers in the group). As of the reporting date, the full amount of options allotted under said plan were exercised or expired.

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12.5.	Unexceptional transactions with officers or controlling shareholders

The Articles of Association of the company includes a provision under which, subject to the provisions of the Companies Law, a transaction of the company with an officer or controlling shareholder of the company or a transaction of the company with another person in which the officer or a controlling shareholder of the company has a personal interest, and which are not unexceptional transactions, shall be approved as follows:

a.	An engagement as aforesaid, in an unexceptional transaction, shall be approved by the board of directors of by the audit committee or by another organ authorized thereto by the board of directors, whether by a specific decision or in accordance with the directives of the board of directors, whether by a general authorization, or by authorization for a certain type of transactions or by authorization for a particular transaction.

b.	The approval of transaction that are unexceptional as stated in sub-section a above, may be carried out by granting general approval to a certain type of transactions or by approving a particular transaction;

Subject to the provisions of the Companies Law, a general notice given to the board of directors by an officer or controlling shareholder in the company, concerning his personal interest in a particular entity, while specifying his personal interest, shall constitute disclosure by the officer or controlling shareholder, to the company, of said personal interest, for the purpose of any engagement with an entity as aforesaid, in an unexceptional transaction.

On March 7, 2006, the board of directors of the company approved that the company’s management is the authorized entity to approve unexceptional transactions of the company with an officer or controlling shareholder or a transaction of the company with another person, in which the officer or controlling shareholder in the company has a personal interest, as stated in this section, above.

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The company and/or its subsidiaries have several engagements with interested parties in the company and/or with companies in which the interested parties in the company are controlling shareholders therein, which are conducted in the course of ordinary business under such conditions and at such prices which are not different from those acceptable in the company with respect to its other clients and suppliers, such as the purchase and leasing of equipment, cellular communications and insurance.

On March 8, 2009, the board of directors approved rules to define negligible transactions as this term defined in the Israeli securities regulations (editing of annual reports) 1993.

12.6.	Pay Cuts

As part of the alignment with the global economic crisis, the Company’s management adopted a policy of mutually-agreed pay cuts for executives. In this capacity, executives in various levels gave their consent to a 8%-10% cut in their pay for a limited period.

13.	Enforcement Policy

On August 8, 2007, the board of directors of the company adopted a plan that includes an enforcement procedure concerning the duties of reporting in accordance with securities laws and an enforcement procedure concerning the prohibition to use inside information. The plan was approved in the framework the company’s policy to enhance transparency and ensure maximum control over the management of its business. Under the plan, the company’s legal counsel was placed in charge of the enforcement and execution of the plan. The plan includes two main procedures: One, an enforcement procedure concerning the company’s duties of reporting under securities laws. This procedure is designed to ensure that the company complies with all the reporting duties applicable thereto (inter alia, the annual reports, quarterly reports and immediate reports) and that it adequately reports the approval of transactions with officers and controlling shareholders. Under this framework, the company approved the establishment of a remuneration committee and to authorize it to approve the terms of employment of officers, except for the CEO, which do not constitute unexceptional transactions. The second procedure is an enforcement procedure concerning the prohibition to use inside information. This procedure was designed to assist in ensuring the existence of regulations that prohibit the use of inside information for the purpose of trading in securities of the company. The procedure will help the company to reduce the risks that arise from the use of inside information. Under this procedure, a person was made responsible of inside information affairs, and is in charge of handling the issue. Among others, the procedure establishes different guidelines and limitations that apply to “insiders” in the company in connection with trades in securities of the company and regarding the provision of information on the company.

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14.	Financing

1)	The company finances its activity from independent sources and bank loans. It should be noted that the company has issued four series of bonds. In 1992, the company issued bonds to institutional investors in the amount of NIS 48 million (hereinafter: “Bonds Series 1”). The outstanding portion of the bonds bear an interest rate of 3.8% per annum while the principal and interest are linked to the CPI. The balance of bonds as of December 31, 2008, in the amount of NIS 7.4 million, is scheduled for repayment in June 2009. The bonds are not convertible into shares of the company and are not listed for trade on the stock exchange. In December 2003 the company issued, by way of private placement bonds through a tender offer to institutional investors in the amount of NIS 200 million (hereinafter: “Bonds Series 2”). The outstanding portion of the bonds bear an interest rate of 5.65% per annum while the principal and interest are linked to the CPI. The principal is repayable in seven equal installments as of December 2007. The balance of bonds as of December 31, 2007 in the amount of NIS 158.6 million, is repayable in five equal annual installments in December of each of the years 2009-2013. As at the date of the report, the bonds are not convertible into shares of the company.

On July 14, 2008, the Company issued two bond series pursuant to the shelf prospectus published by the Company on May 26, 2008. The Company has allotted NIS 187,500 thousand par value in bonds (hereinafter: “Series 3, CPI-linked) for total consideration of NIS 187,500 thousand, bearing interest at 4.65% and repayable in equal annual installments on July 10 of each year between 2009 and 2018. In addition, the Company has allotted NIS 120,560 thousand par value in NIS-denominated bonds (hereinafter: “Series 4”), for total consideration of NIS 120,560 thousand, bearing interest at 7.45%. These are repayable in equal annual installments on July 10 of each year between 2010 and 2015. Total net proceeds received by the Company from this issuance, net of issuance expenses, amounted to NIS 306,000 thousand.

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On August 14, 2008, the Company expanded its bond series (Series 4) pursuant to the shelf prospectus published by the Company on May 26, 2008. The Company issued NIS 114,997 thousand par value in NIS-denominated bonds (in terms identical to the order dated July 14, 2008), for total consideration of NIS 119,800 thousand, bearing interest at 7.45%. Total net proceeds, net of issuance expenses, amounted to NIS 119,167 thousand.

The net total realization of the above series 3-4 is NIS 426,435,000. For further details see section 5.7 above.

For further information regarding these bonds, see Note 4(a) to the Company’s financial statements as of December 31, 2008, attached to this report.

Below are details of the volume of loans assumed by the Company and the average interest paid thereupon as at December 31, 2008, 2007 and 2006:

31.12.2008		Sources of Finance	Actual Sum (In NIS M)	Average Interest	Repayment Date

Short-term loans	Non-linked	Banks	77.7	4.5%
Long-term loans	Linked to Prime	Banks	94.2		2012-2014
Long-term orders	CPI-linked	Banks	35.3	4.5%	2009-2014
Long-term orders	Non-linked	Banks	29.8	5.5%	2013
Long-term loans - Bond Series 1	CPI-linked	Institutionals	7.4	3.8%	2009
Long-term loans - Bond Series 2	CPI-linked	Institutionals	158.6	5.65%	Up to 2013
Long-term loans - Bond Series 3	CPI-linked	Institutionals	190.5	4.65%	Up to 2018
Long-term loans - Bond Series 4	Non-linked	Institutionals	235.6	7.45%	Up to 2015

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31.12.2007		Sources of Finance	Actual Sum (In NIS M)	Average Interest	Repayment Date

Short-term loans	Non-linked	Banks	143	4.7%
Long-term loans	Linked to Prime	Banks	34	5.7%	2012-2014
Long-term loans - Bond Series 1	CPI-linked	Institutionals	14	3.8%	Up to 2009
Long-term loans - Bond Series 2	CPI-linked	Institutionals	182	5.65%	Up to 2013

31.12.06		Sources of Finance	Actual Sum (In NIS M)	Average Interest	Repayment Date

Short-term loans	Non-linked	Banks	203	5.9%
Long-term loans	Linked to Prime	Banks	39	6.6%	2012-2014
Long-term loans - Bond Series 1	CPI-linked	Institutionals	20	3.8%	Up to 2009
Long-term loans - Bond Series 2	CPI-linked	Institutionals	207	5.65%	Up to 2013

The company has not committed to any financial covenants. As of the reporting date, the company has a banking credit facility of NIS 659.1 million, of which, as of December 31, 2008, a sum of NIS 237.0 million has been used.

On-call loans held by the Company are with a variable interest rate. Interest update is carried out during the Bank of Israel’s change in interest rates. During 2008, 2007 and 2006 the average interest rate in respect of the aforementioned loans was 3.8%-5.1%, 4.3%-5.3% and 5.3%-6.3%, respectively.

The average interest rate close to the reporting date was 3.8%.

The Company has liabilities toward Hogla-Kimberley (an associated company) for which it has provided a capital note in the amount of NIS 33 million – for further details see Note 8c to the Company’s financial statements as of December 31, 2008, attached to this report.

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The corporation has obtained a rating by Maalot Standard and Poor’s for the bonds (Series 1-4) issued by the Company; these are rated (AA-) / Negative Outlook. This AA- rating was granted in December 2003, and in February 2008 it was further validated by a rating of (AA-)/Stable. Pursuant to the Company’s request to raise additional debt by issuing bonds amounting up to a total of NIS 435 million, the Company was issued, in July-August 2008, a rating of AA- / Negative Outlook for its bond issuance (Series 3 and Series 4), which also applies to all other Company bond series in circulation.

The Company forms part of the IDB Group and is therefore influenced by the Israel Banking Supervisor’s “Correct Banking Management Regulations”, which include amongst others, limits to the volume of loans an Israeli bank can issue to a single borrower; to a single “borrowing group” (as this term is defined in the said regulations), and to the six largest borrowers and “borrowing groups” at a bank corporation. IDB Development, its controlling shareholders and some of the companies held thereby, are considered to be a single “borrowing group”. Under certain circumstances, this can influence the ability of member companies in Hadera Paper Group to borrow additional sums from Israeli banks as well as upon their ability to carry out certain business transactions in partnership with entities that drew on the aforesaid credit.

15.	Taxation

15.1.	Measuring results for tax purposes according to the Income Tax Act (Adjustments for Inflation) – 1985 (hereinafter: “The Adjustment Act”)

According to the Adjustment Act, results for tax purposes are measured on a real-term basis, accounting for changes to the CPI. Companies operating in the sector are taxed subject to this act. On February 26, 2008, the Knesset ratified the Income Tax Law (Inflationary Adjustments) (Amendment 20) (Limitation of Validity period), 2008 (hereinafter –“The Amendment”), pursuant to which the validity of the Law of Inflationary Adjustments will end as of fiscal year 2007 and starting with fiscal year 2008, the edicts of the Law will no longer apply, other than interim instructions intended to prevent distortions in tax calculations.

According to the Amendment, as of fiscal year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be calculated according to a real-term measurement basis. Moreover, the linkage to the CPI of depreciation sums on fixed assets will be discontinued, as will that of carryover losses for tax purposes, in a manner whereby these sums will be adjusted to the CPI as at the end of fiscal year 2007 and their linkage to the CPI will be discontinued as of that date and thereafter.

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15.2.	Industry Promotion Act (Taxes) – 1969

The companies operating in the sector are “industrial companies” as defined in the above act. The companies have claimed, under this status, depreciation at accelerated rates for equipment used in industrial operations, as defined in the regulations based on the adjustment act.

Furthermore, pursuant to this law, Hadera Paper files a consolidated tax return together with Amnir and Hadera Paper Industries.

15.3.	Tax Rates Applicable to Revenues not Derived from Approved Enterprises

The revenues of the Company and its consolidated subsidiaries in Israel (except for revenues derived from Approved Enterprises, see “a” above) are taxed at normal corporate tax rates. Until December 31, 2003, the applicable corporate tax rate was 36%. In July 2004, Amendment no. 140 to the Income Tax Act was published, stating that the normal corporate tax rate will be gradually decreased from 36% to 30%. In August 2005 a further Amendment to the act (No. 147) was published, modifying the corporate tax rates set in Amendment No. 140; subsequent to these modifications, the applicable corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005–34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 and onwards – 25%.

As a result of changes to said tax rates, the Company has updated the deferred tax balances in each of the years 2004 and 2005 (at those dates when the act was amended), accounting for the anticipated tax rates in coming years. The effect of the change was reported in the Statements of Income for those years.

The companies operating in the paper and recycling area possess finalized tax assessments through Dec-31-2005.

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15.4.	Carryover Tax Losses

The carry-forward loss balances in consolidated companies as of December 31, 2008, 2007 and 2006 amounted to NIS 30,778 thousand, NIS 24,334 thousand and NIS 24,036 thousand, respectively.

Carryover losses may be utilized without any time limits.

Graffiti has tax assessments deemed final through Dec-31-2002.

Carmel has tax assessments deemed final through Dec-31-2004, inclusive.

For further details on this matter, see Note 11 to the Company financial statements as of December 31, 2008 attached to this report.

For details on the tax aspects in Turkey in connection with KCTR, see section 23.3.12 below.

16.	Insurance

The company and its subsidiaries are insured by Clal Insurance Ltd., a company controlled by IDB Development, under the insurance policies specified hereunder: (a) Fire damage and loss of revenue insurance; (b) Terror damage insurance; (c) Mechanical breakage insurance; (d) Employer liability insurance; (e) Third party insurance; (f) Goods-in-transit insurance; and (g) Officer liability insurance (as set forth in section 12.4.4 above). These policies are at market terms and are valid through May 31, 2009. Total annual premiums payable for all of the aforementioned insurance policies in respect of the Company and subsidiaries in 2008 amounted to NIS 2.9 million. In addition, the Company has other insurance policies in amounts immaterial to the Company, such as mandatory and comprehensive auto insurance for Company cars. The Company believes its insurance coverage to be appropriate.

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17.	Material Agreements

17.1.	Letters of indemnification – Pursuant to the resolutions of the general meetings of the company dated June 21, 2006 and July 14, 2004, the company issues letters of indemnification to all the directors and officers of the company, including directors that are considered controlling shareholders in the company (Mr. Zvika Livnat and Mr. Itzhak Manor), as they may be from time to time. Under the letters of indemnification, the company provides all the directors and officers therein, as they may be from time to time, indemnification in advance, in accordance with the company’s Articles of Association and the provisions of the Companies Law in respect of any liability or expenses imposed on the officer in consequence of actions he has taken and/or will take by virtue of being an officer of the company, which are related directly or indirectly, to one or more of the type of events outlined in the letters of indemnification, such as: (a) transactions and/or actions executed directly and/or indirectly in the course of Group business; (b) offering, issuance and buy-back of securities by the Company or by Company shareholders; (c) any event arising from the Company being a public company, or arising from the fact that its shares have been offered to the public or arising from the fact that its shares are traded on a stock exchange in Israel or overseas; (d) events related to investments made by the Company in any corporation; (e) action with regard to obtaining licenses and permits; (f) action directly or indirectly related to employer/employee relationships within the Company or to the Company’s trade relationships; (g) action with regard to any statutory reports or notices filed; (h) provision of information required by statute to companies that are interested parties in the Company; (i) actions with regard to voting rights in investees; (j) all of the aforementioned transactions, actions and events shall include all decisions, agreements, notices, disclosure documents and reports related thereto, as well as any other matter related to any of the foregoing, either directly or indirectly, whether or not the aforementioned transactions and/or actions are completed for any reason whatsoever.

The amount of indemnification pursuant to all the letters of indemnification that have been provided and/or will be provided to the offers and employees of the company, shall not exceed a cumulative sum equal to 25% of the company’s shareholders’ equity in accordance with the last consolidated financial statements published prior to the actual provision of indemnification. It is furthermore noted that, in the event where an officer receives indemnification from the insurer of the officers’ insurance policy, concerning the matter which is the subject of indemnification, the indemnification shall amount to the difference between the amount of financial liability imposed on him and legal expenses, and the amount received from the insurer in respect of the same matter, provided the amount of indemnification to which the company has committed does not exceed the maximum amount of indemnification

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17.2.	Agreement regarding the sale of holdings in TMM – in February 2007, the Company closed a transaction (based on an agreement dated January 2007) whereby it sold to CGEA all its direct holdings in TMM (by means of a complete tender offer issued by CGEA) and indirectly (by means of the sale of Company holdings in Bartholome to CGEA) all in exchange for total consideration of NIS 27 million, such that Hadera Paper has ceased to be a shareholder in TMM. For more details, see section 23.4, below.

17.3.	Agreement for leasing of a Logistics Center: On November 3, 2008, the Company’s General Meeting approved the lease agreement signed on September 18, 2008 between the Company and Gav-Yam Land Ltd. (“the lessor”), a public company controlled by the Company’s indirect controlling shareholders, whereby the Company would lease a plot in Modi’in with an area of 74,500 square meters, as well as buildings to be constructed by the lessor for the Company, with a total constructed area of 21,300 square meters, to serve as a logistics center, industrial and office space (“LogCenter”) for the Company’s subsidiaries and associated companies, which would – in part – replace existing lease agreements. The Leasing Period shall be 15 years from the date of receiving possession of the Leased Property. The Company will also hold an option to extend the lease by an additional 9 years and 11 months. For further details, see the Company’s reports dated September 25, 2008.

18.	Company Bonds

18.1.	On April 8, 1992, the Company issued bonds (Series 1) registered in the owner’s name of NIS 0.01 par value each, for a total amount of NIS 48,000,000, as part of a private placement with institutional investors. As of the report date, the outstanding balance of bonds (Series 1) is NIS 7,422,355. For further details of bonds (Series 1), see section 14, above.

On December 17, 2003 and on December 23, 2003, the Company issued bonds (Series 2) registered in the owner’s name of NIS 1 par value each, for a total amount of NIS 200,000,000, as part of private placements with institutional investors. As of the report date, the outstanding balance of bonds (Series 2) is NIS 158,558,520. For further details of bonds (Series 2), see section 14, above. In conjunction with the issuance of bonds (Series 2), the Company signed on December 21, 2003 a deed of trust with Bank Leumi Trust Corporation Ltd. As part of this deed of trust, the Company committed to indemnify the trustee in certain cases, such as: Expenses incurred by the trustee in the course of managing the trust, expenses related to authority and permission vested in the trustee by the deeds of trust as well as with regard to legal proceedings and claims related to the trust.

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The bonds (Series 1) and the bonds (Series 2) may be redeemed immediately in cases such as: Dissolution of the Company, imposition of attachment on its assets, placing of the Company in receivership and any event which materially impacts the rights of bond holders.

18.2.	On July 16, 2008, the Company issued bonds (Series 3) registered in the owner’s name of NIS 0.01 par value each, for a total amount of NIS 187,500,000, as part of raising NIS 187,500,000 in capital, based on a shelf prospectus dated May 26, 2008. As of the report date, the outstanding balance of bonds (Series 3) is NIS 187,500,000. For further details of bonds (Series 3), see section 14, above.

On July 16, 2008 and on August 17, 2008, the Company issued bonds (Series 4) registered in the owner’s name of NIS 1 par value each, for a total amount of NIS 235,557,000, as part of raising NIS 240,360,000 in capital, based on a shelf prospectus dated May 26, 2008. As of the report date, the outstanding balance of bonds (Series 4) is NIS 235,557,000. For further details of bonds (Series 4), see section 14, above.

AS part of the issuance of bonds (Series 3 and 4), the Company signed on May 26, 2008 a deed of trust with Hermetic Trust Corporation (1975) Ltd. As part of this deed of trust, the Company committed to indemnify the trustee in certain cases, such as: Expenses incurred by the trustee in the course of managing the trust, expenses related to authority and permission vested in the trustee by the deeds of trust as well as with regard to legal proceedings and claims related to the trust.

The bonds (Series 3) and the bonds (Series 4) may be redeemed immediately in cases such as: Dissolution of the Company, imposition of attachment on its assets, placing of the Company in receivership and any event which materially impacts the rights of bond holders.

19.	Legal Proceedings

There are no material legal proceedings filed against the Company, and no material demands by any government authorities. With regard to legal proceedings described in the financial statements, see Note 12 to the Company’s financial statements as of December 31, 2008 attached to this report.

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20.	Business Objectives and Strategy

Hadera Paper, together with its strategic partners in various fields (associated companies) aspires to continue to develop its business both in Israel and abroad, while being rigorous about its market leadership and innovation at the same time, and while constantly improving its products and customer service. This is in addition to expanding its production capacity, broadening its basket of products and its span of activity, while simultaneously continuing to improve efficiency in all production cost components.

Hadera Paper examines from time to time, subject to business opportunities and the company’s decisions on this subject, the inclusion of strategic partners for its activities that are currently carried out by wholly-owned subsidiaries.

As part of the above mentioned measures, the Company is initiating steps to achieve synergy between the Group’s companies in order to gain economies of scale for the Group and gain more efficiency and cost cutting, including energy and raw materials costs.

The company continues the implementation of cross-organizational plans: The Talent Management plan, for the definition of key performance indicators and for the improvement of performance, as well as plans for the development of middle management for operations. For details see section 12.1, above.

In addition, the company has adopted a plan for the implementation of work processes and marketing approaches targeted on institutional markets, for the intensification of the companies’ added value in client perception and the improvement loyalty premium and price on the basis of differentiation of products and service. The plan is at various stages of implementation in the group’s companies. In addition, the company has adopted a Center Lining plan (which is also implemented at the global Kimberly-Clark) for the improvement of production line efficiency, designed to enhance the operating performance. The plan’s methodology creates a common basis for all the divisions that affect the operation of machines, such as: maintenance, technology and operations, while continuously measuring the variance of selected parameters, to create a process of continuous improvement in quality and costs. The company continues to assimilate the plans in all the group’s companies in order to exhaust the potential in the next few years.

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The company performed a reorganization process in the purchasing department in order to realize savings of purchasing costs for the group. An annual purchasing work plan was prepared in 2006, at the Group and Company level, including objectives and indexes. Moreover a process of Spend Analysis has been launched at the Group, in order to define the main purchasing categories and the potential for group savings, to improve the purchasing infrastructure from the aspect of information systems for planning and control, purchasing categories and the unification of items at the Group. Under the reorganization in the purchasing department, the organization structure was also changed. That purchasing empowerment process has been continuing in 2007 and 2008 and is already realizing considerable savings in the purchasing of materials, products and services by the Group’s member companies.

At the same time, the company has been conducting marketing activity according to the B2B client orientation, aimed at creating a business client focus based on the understanding of the clients’ needs, their value to the company and their prioritization, to create an advantage and differentiation in company solutions, which would enhance loyalty and improve premiums relative to competitors.

The company has also been implementing a pro-active approach with respect to safety and management culture, under which employees should identify risks and take action to prevent them, while the responsibility for the safe operation of the various tools lies with all the staff. The purpose of this approach is to minimize safety events, increase the information on risks and expand the cooperation between managers and staff on the subject of safety, quality and other activities in the company.

These measures, along with focusing on efficiency cost-cutting measures, are intended to compensate for the escalating competition in the anticipated erosion of selling prices in the currently challenging business environment, while bringing about improved profitability.

As stated in section 9.1.4.3, above, in the production of packaging paper, pursuant to the approval of the Board of Directors, the company is setting up a new facility for the manufacture of packaging paper (Machine 8), that will allow the company to meet the growing demand of the domestic market, at a more competitive cost to the company and with a higher paper quality relative to imports. Purchase of the new paper packaging machine requires doubling, over the coming years, of collection volume of paper waste to serve as raw material for packaging paper production. Accordingly, the company, through Amnir, is working to increase the quantity of paper waste collection that serves as a raw material for the production of packaging paper over the next several years, in preparation for the construction of the new machine, among others, by expanding the collection of paper waste among existing clients and developing new sources of collection, adapting the organizational structure, examining an alternative site and accumulating inventories.

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As of the report date, the Company is reviewing and promoting the installation of a power plant intended to provide steam and electricity for the production system in Hadera, and to sell surplus electricity to the Israel Electric Company (IEC) and/or to private customers, at a scope of up to 230 MW. The power plant, should it be installed, is planned to operate on land acquired for this project adjacent to the Company facility in Hadera, and is to be operated by natural gas to be supplied by EMG, pursuant to the agreement described in section 9.15.3, above. The decision regarding the approval of the power station project is being delayed as a result of the need to await a more stable business environment in terms of the possible gas sources, in order to complete the engagement for the purchase of the natural gas that is required, within a range of prices that would be competitive in relation to the anticipated prices of electricity. The Company is also reviewing a multi-stage approach to construction of the power plant. The company is working to extend the existing production license.

The above information regarding construction of the power plant constitutes forward-looking information as defined in the Securities Act, based on company estimates as of the report date. This estimate may not materialize, in whole or in part, or may materialize differently due to, inter alia, changes to the Company’s work plan, obtaining regulatory approvals, market conditions, economic feasibility review, dependence on external factors or any of the risk factors set forth in sections 9.17 and 22, below.

In the area of office equipment, the company’s goals are to continue the reinforcement of Graffiti’s position as a leading company in the direct supply of office equipment to institutions and businesses in Israel (“B2B”), while focusing on expanding the range of products offered to existing clients, expanding operations vis-à-vis potential clients for the purchase of a wider product range and expanding the use of the e-commerce site.

Moreover, as stated in Section 9.13, the Company intends to encourage a reduction in the wastewater being transferred to the Hadera Stream from the company site and to transfer part of that runoff for reuse at the site, while developing new technologies for softening and desalinating wastewater.

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For the strategic investment in Turkey see section 23.3 below.

The company also continues its efforts to promote the processes of innovation in the group’s companies by developing new products and through competitive differentiation.

The company’s strategic goals as laid out above are based on the company’s objectives and ambitions as of the reporting date and could change in accordance with the relevant decisions made by the company.

Said information is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on information existing in the company as of the date of the report. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The major factors that could impact this are business opportunities the company may have, dependence on external factors, changes in demand and supply, developments and changes in regulation and/or realization of any of the risk factors outlined in sections 9.17, 10.14 and 22, below.

21.	Prospects for development over the next year

In conjunction with the expansion of packaging paper production capacity, the Company believes it will complete installation of the new machine (Machine 8), as set forth in section 9.1.4.3 above, in late 2009. In addition to capital raised as part of the private placement in November 2007, as set forth in section 5.3 above, and with the bond issuance in July and August of 2008, as set forth in section 5.7 above, the Company is evaluating several ways to raise the remaining funds required for completion of installation of the new machine.

As of the report date, the Company is reviewing and promoting installation of a power plant which would provide steam and electricity to the Hadera production plant, and would sell surplus electricity to IEC and/or to private customers – for further details see section 20 above.

The company’s assessments regarding the expansion of the packaging paper manufacturing array and the power plant project constitute forward-looking information, as defined by the Securities Law, based on information held by the Company as at the date of the report. These estimations may not materialize, in whole or in part, or even materialize in a manner essentially different than expected. Major factors which may impact this include changes to market supply and demand, changes to company plans, obtaining regulatory authorization and/or materialization of any of the risk factors set forth in sections 9.16, 10.14 and 21, below.

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22.	Risk Factors

22.1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

22.2.	Macro-Economic Risk Factors

22.2.1.	Macro-economic factors

22.2.2.	Economic, political and social situation

An economic slowdown in Israel or globally and/or a deterioration of the political and security situation in Israel and outside Israel could have an adverse effect on the financial situation of the company and the group’s companies. In addition, these circumstances could reduce the demand for the company’s products, and as a result hurt sales, financial results and profitability. The global credit crunch and the economic slowdown in Israel and overseas in 2008 may negatively impact the Company’s position. These circumstances could also reduce demand, increase competition from imports and as a result damage sales, financial results and profitability.

22.2.3.	Inflation

Since the Company has significant excess liabilities linked to the Consumer Price Index, primarily in respect of bonds issued by the Company, amounting to NIS 356 million in total, a high inflation rate may cause significant financing expenses. The Company occasionally enters into hedging transactions to cover the said exposure on account of the liabilities. A high inflation rate may also impact payroll expenses, which are adjusted over time to changes in the consumer price index.

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In early 2009, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 250 million, pursuant to previous transactions that were made in early 2008 and in August 2008 and terminated at the end of 2008.

22.2.4.	Exposure to Exchange Rate Fluctuations

The Company and its consolidated subsidiaries and associated companies are exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or due to exports to foreign markets. Changes in exchange rates of various currencies against the NIS may erode profit margins and cash flows.

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS vis-à-vis the US dollar.

Following the purchase of the equipment for machine 8, whose prices are presented in Euro, true to December 31, 2008, the company entered into Forward transactions on the euro for periods of up to 5 months, at a total sum of €20 million. The company also entered into sale and purchase transactions of options on the euro/shekel, whose redemption date is one week from the date of the report, for a period of up to one year, at a total of €5 million.

22.2.5.	Interest Risks

The company is exposed to changes in interest rates, primarily in respect of bonds it has issued in the amount of NIS 593 million, as of December 31, 2008. For details see section 14, above.

22.3.	Sector-Specific Risk Factors

For details regarding sector-specific risk factors, see Section 9.17, above for the packaging paper and recycling sector and Section 10.14 above, for the office supplies marketing sector.

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22.4.	Special Factors

22.4.1.	Accounts Receivable Risks

22.4.2.	Most of the sales of the Company and its associated companies are made to many customers in Israel, with some sales being made without full collateral. Exposure to accounts receivable risk is generally limited due to the relatively large number of customers. The companies constantly review customer quality to determine the necessary provision for doubtful debts. Especially in light of the global financial crisis, the company is examining its exposure to customer credit, in accordance with the quality of the customer and the extent of the exposure as concerns credit. The financial statements reflect appropriate provisions for doubtful debt.

22.4.3.	Group of Borrowers

As the company is part of the IDB Development Group, the group may be affected from the directives of proper banking management of the Supervisor on Bans which, inter alia, include restrictions on the amount of loans an Israeli bank may provide to a single borrower and to a group of borrowers. IDB Holdings and some of the companies in the IDB Group are considered as one group of borrowers. This may, under certain circumstances, affect the company’s ability to borrow funds from an Israeli bank.

As to the risk factors in each of the company’s sectors of operation, see sections 9.17 and 10.14.1, above.

22.5.	The extent of impact of risk factors

Following below is a list of the risk factors and their influence upon the Company: For details regarding the company’s assessment of the type and degree of influence of the sector-related risk factors, see Sections 9.17.1 and 10.14, above.

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Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence

Macro-economic factors		— Economic, political and social situation	— Interest Risks
		— Exposure to Exchange Rate Fluctuations	— Inflation

Special Factors		— Accounts Receivable Risks
— Group of Borrowers

23.	Investments in Associated Companies

Following below is a description of the Company’s principal associated companies. The results of operation of these companies are not consolidated in the Company’s financial statements and are presented as part of “Investments in associated companies” in the company’s financial statements.

23.1.	Mondi Hadera Paper

Mondi Hadera manufactures fine paper, and sells imported paper, such as coated paper and special paper, complementary to its product range. Additional details concerning Mondi and its activities will be given below.

23.1.1.	General

23.1.1.1.	Mondi is a private company established in late 1999 as part of a transaction between the Company and Austrian company Neusiedler Holdings BV, which as of the report date constitutes part of the Mondi AG Group, owned by Mondi Plc. Neusiedler Holdings BV operated under the Mondi Business Paper Ltd. Group (hereinafter: “MBP”) and in February 2000, MBP acquired 50.1% of the Company’s fine paper operations, which prior to the transaction had been spun-off and transferred to Mondi, which had been incorporated for this purpose.

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Following the transaction, as of the date of this report, Mondi’s current shareholders are Hadera Paper (which holds about 49.9% of Mondi’s issued capital) and Neusiedler Holdings BV, a company that belongs to the Mondi AG Group (which holds 50.1% of Mondi’s issued capital).

23.1.1.2.	Below are the major agreements between Hadera Paper and MBP in accordance with contracts signed by the parties (hereinafter in this section jointly: “the agreement”).

(a)	For as long as any one of the parties, Hadera Paper or MBP, holds at least 49% of Mondi’s share capital, the number of board members each shareholder is entitled to appoint will be the same. In accordance with the aforesaid and as of the date of this report, Mondi’s Board of Directors has six directors, three appointed by the Company and three appointed by MBP. The Board of Directors’ decisions are accepted by a majority vote. Investments up to $250,000 can be approved by MBP’s appointed directors only. The chairman of the Board of Directors is appointed from among the MBP directors, while the deputy chairman is appointed from among the Company’s directors. The Board of Directors appoints the Mondi CEO, the COO, Marketing Manager and the CFO.

(b)	Pursuant to the agreement, each of the parties has a right of first refusal whenever the other party may wish to sell their holdings in Mondi, subject to terms and conditions set forth in the agreement. Should certain material events take place as described in the Agreement (such as: Any intentional breach of certain provisions of the agreement, insolvency of any of the parties or imposition of an attachment to enforce a judgment against any of the parties for a material amount as set forth in the agreement)Party shall give the other party an option to acquire the first party’s entire holdings in Mondi. Should certain events take place as described in the Agreement (such as: an intentional violation of the Agreement by the Company), the Company has granted MBP the option to sell it all of its holdings in Mondi to the Company. In case of such an option being exercised, the sale price shall be determined based on a valuation, with Mondi’s value not being less than the amount set forth in the agreement.

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(c)	MBP was granted an option, unlimited by time and realizable at any time, pursuant to which MBP will be eligible to sell its holdings in Mondi to the Company at a price 20% lower than Mondi’s value (as defined in the agreement), with this value being no lower than the sum set forth in the agreement. According to verbal understandings that were reached in proximity to the signing of the agreement, between elements at the company and elements at MBP, the latter can exercise the option only in the most exceptional cases, such as those that paralyze production in Israel for long periods of time. Due to the extended period of time that has passed since these understandings were reached and in view of changes in the management of MBP, the Company has decided to adopt a conservative approach in this respect and to reflect the economic value of the option in the financial statements. As to the accounting implications, see Note 21(f)(4) to the Company’s financial statements dated December 31, 2008, attached to this report.

(d)	The process for constructing Mondi’s budget will be made in accordance with MBP’s requirements. MBP is entitled to appoint Mondi’s auditing CPA.

(e)	The agreement includes provisions with regard to resolutions passed by the Board of Directors in case of a decrease in the parties’ holdings.

(f)	Pursuant to the agreement, all resolutions at the General Meeting shall require a 75% majority.

(g)	In accordance with the Agreement’s terms, the Company supplies Mondi with various services such as infrastructure and maintenance services, as well as leasing it real estate and buildings required for its activity. On its part, MBP grants Mondi technical assistance, as well as assistance in marketing Mondi’s products in Europe and the rest of the world, which during 2008 was not actually utilized by Mondi. The services provided by the shareholders, as aforesaid, are given in lieu of payment that reflects market prices. Furthermore, according to the Agreement and subject to the License Agreement signed by Mondi and MBP, MBP will allow Mondi the use of its brand names in exchange for covering the cost and without payment of royalties.

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(h)	Pertaining to the shareholders’ agreement concerning the limitations upon dividend distributions by Mondi, see Section 23.1.2, below.

(i)	The agreement also contains non-competition clauses between the parties in Mondi’s operating segments – during the term of the agreement and a further term thereafter, all in accordance with the terms and conditions set forth in the agreement.

(j)	The Agreement shall be valid until such time as: (a) The shareholder’s entire holdings in Mondi will be transferred; (b) a joint decision to terminate the Agreement; (c) Mondi’s bankruptcy, insolvency or liquidation.

After a period of 20 years, from November 1999, it is possible to terminate the Agreement by written advanced notice. If the Agreement is not terminated after the 20 years as aforesaid, the Agreement is renewed for additional periods of 10 years each time while it can be terminated by written advanced notice of 5 years.

23.1.2.	Dividend Distribution

Mondi has not distributed dividend to its shareholders for the past two years. As of December 31, 2008, Mondi has earnings of NIS 82 million available for distribution.

In accordance with the agreement between Mondi’s shareholders, and in the absence of any other decision, no dividend shall be distributed that will result in a drop in the equity ratio to 30% or less than the balance sheet total. Furthermore, in accordance with financial covenants which Mondi has undertaken vis-à-vis some of the banks, dividend shall not be distributed that will result in a drop in the equity ratio to 22% or less.

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23.1.3.	Financial Information Regarding Mondi’s Sectors of Operation

Below is detailed data concerning Mondi’s financial information during the years 2008and 2007 (in NIS millions):

	Revenues	Gross profit		Operating Income
		Total gross profit	Percentage of revenues	Total operating income	Percentage of revenues

2008	732.3	82.7	11.29%	34.1	4.66%

2007	770.0	82.0	10.65%	33.6	4.36%

The change in the trend of operating income and gross profit between 2006-2008 resulted from improvement in the global supply/demand ratio in the fine paper segment, which enabled price increases to compensate for higher input prices in preceding years as well as an improvement in the gross margin. Gross profit further improved due to improved production efficiency, which has led to higher output capacity and also to lower input prices, including the transition to natural gas .

Furthermore, the improvement in operating profit was also due to an increase in direct exports to the Middle East, at the expense of exports via MBP, which resulted in lower transportation expenses.

For further financial information about Mondi, see its financial statements, attached to this report.

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23.1.4.	The economic environment and the impact of external factors on Mondi’s operations

The cost of pulp, which is the main raw material in paper manufacture, has continued to rise during 2008 (at a rate of 12% in dollar terms against 2007), which is in addition to the price-hikes during 2006-2007. Along with the rising costs of energy (and its impact on electricity prices and input prices) and chemicals, Mondi’s profitability considerably eroded It should be noted that in the fourth quarter of 2008 the trend reversed and pulp prices started to fall sharply after the continuing rises as said before. However, as detailed below, the ratio of demand and supply of paper worldwide during 2008, allowed for an increase in sales prices for the types of products that Mondi sells. This constituted one of the important reasons for Mondi’s return to profitability.

23.1.5.	Products and Services

23.1.5.1.	Manufacture of Fine Paper

Mondi is the only manufacturer of fine paper in Israel. However, there are many importers operating in the Israeli market who import fine paper, mostly from Europe.

Mondi’s annual production of fine paper in 2008 totaled 144 thousand tons, as compared with 142 thousand tons in 2007 and 133 thousand tons in 2006. The rise in manufacturing productivity derived from actualizing production goals defined in Mondi’s construction project for its paper machine (below in this chapter: “The Machine”) as carried out during 2005, whose aim was to improve paper quality and increase the manufacturing capacity to at least 137 thousand tons (see Section 23.1.10, below).

Efficient operation of the machine along with increasing its operating speed contributed to the rise in Mondi’s production volume. Increasing production volume was another significant factor in getting Mondi back to profitability in 2007-2008.

During 2008, approximately102.0 thousand tons of paper produced by Mondi were marketed in the local market. The remainder, consisting of some 37.4 thousand tons, was designated for direct export to Egypt, Jordan and Turkey. During the years 2008 and 2007, Mondi broadened its direct exports to Middle-East markets until it cancelled exports through MBP to Australia and the Far East. In Mondi’s estimation, this trend will continue in the coming years and the scope of Mondi’s exports to Middle-East markets may even increase.

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The above information concerning the transition of Mondi’s direct export to Middle-East markets and the possibility of broadening exports to Middle-East markets constitutes forward-looking information as defined in the Securities Act, and comprises forecasts and estimations whose realization is not absolute and is based upon Mondi’s existing information as of the date of this report. Mondi’s forecasts and estimations may not actualize, in whole or in part, or even actualize in a manner essentially different than expected. The major factors that could influence this are dependent upon external factors, developments and changes in regulation in the sector of operations, changes in supply and demand, Mondi’s marketing success and/or the realization of any of the risk factors listed in Section 23.1.17, below.

In 2008, quantitative sales to the local market decreased by 500 tons (0.5%) as compared with 2007; in 2007 sales increased by 12,000 tons (9.2%) as compared with 2006. Mondi’s sales turnover to the local market in 2008, 2007 and 2006 increased year-over-year by NIS 41 million, NIS 75 million and NIS 29 million, respectively.

Direct exports to the Middle East grew by 3,000 tons in 2008 (8%) as compared with 2007, and in 2007 these exports grew by 10,000 tons (44%) as compared with 2006. The growth in Mondi’s direct export sales in 2008, as compared with 2007, amounted to NIS 3 million; 2007 sales decreased by NIS 16 million as compared with 2006; and 2006 sales rose by NIS 19 million over 2005.

In 2008, due to exports being redirected to the Middle East, Mondi did not export via MBP. In 2007, exports amounted to a mere 650 tons, and in 2006 exports via MBP decreased by 4,000 tons as compared with 2005 (20.1%).

23.1.5.2.	Sales of imported paper

As aforesaid, Mondi compliments its basket of products by the importing of paper from Europe (such as coated and special papers that it does not manufacture), the USA and the Far East. In 2008, the annual scope of Mondi’s imports stood at about 39 thousand tons of paper, which are marketed only in the local market, as compared with 42 thousand tons in 2007 and 39 thousand tons in 2006.

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Amongst Mondi’s suppliers are Stora Enso and the APP Group, who are its main suppliers of different types of coated papers. The contract with STORA ENSO is based on commercial agreements determined as needed. The association with the APP Group dates back to July 2006 through a number of suppliers from China belonging to the APP Group (one of the largest groups in the global sector of coated papers). The agreements with the APP Group, as aforesaid, are valid for a period of two years, until June 2008, with an automatic extension for an additional year, except in the event that any party to the agreement notifies in advance that it does not wish to continue the association. Under the aforesaid agreements, there exists an obligation on Mondi’s part to purchase from suppliers in the APP Group, as aforesaid, in an amount of no less than some 15 thousand tons per year.

23.1.6.	Customers

Mondi markets its products to a wide range of customers in Israel and overseas. Mondi has about 700 customers in Israel, where the main ones include printers, paper wholesalers, office supplies wholesalers, paper products manufacturers and end-users. Mondi markets abroad to big wholesalers in the paper sphere as well as to big printers and manufacturers in Jordan.

Mondi is not dependent upon any single customer or group of customers that might significantly influence its operations. Furthermore, Mondi does not have any revenues from any single customer that constitute more than 10% of its total revenues.

23.1.7.	Marketing and Distribution

Mondi possesses a local distribution system that provides it with the ability to market its products to a variety of its customers operating within the Israeli market. During 2006-2008, Mondi worked to expand its distribution network, and even secured institutional tenders, including the provision of distribution services to customers down to the end-user level.

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Distribution to Middle-East customers is carried out to border points (to Egypt via the Nitzanim Terminal and to Jordan via the Sheikh Hussein Bridge), with the transportation from these border points to the actual customer being done at the customers’ expense.

Mondi distributes its products from three logistic sites throughout Israel.

The largest and main one is the Company’s site in Hadera, next to Mondi’s production and finishing installations. Most of the imported paper is also received at this site, and paper designated for exports is sent from there, by transfer to containers sent off to the ports by truck. At the time of the report, about 135,000 tons annually are distributed (some of the imported paper is sent directly from the port to the customer). This site serves Mondi largest customers throughout Israel.

The second largest site is located in Holon, and products are distributed from this site to Mondi customers in the Greater Tel Aviv Area (Dan region) and Jerusalem, to those who do not have the capacity to take in large quantities of paper, or customers demanding an immediate level of service. Distribution is performed from this site via trucks owned by Mondi, as well as via trucks belonging to Mondi customers.

The third site is located in Nesher, next to Haifa, and serves customers in the north. This site operates in a manner identical to the Holon one, albeit on a smaller scale.

Mondi sales are mostly sales from existing inventories, and are not performed by advance orders.

As of the date of the report, Mondi is not dependent upon any single marketing channel listed above in this section.

23.1.8.	Competition

The entry barriers to manufacturing fine paper are high due to the heavy investments in paper machinery required for its production. On the other hand, Mondi is exposed to competition from paper importers who do not come up against entrance barriers to the Israeli market. As there are no restrictions, obstacles or customs imposed on paper imported into Israel, Mondi must constantly maintain its advantages as a local manufacturer, such as availability, flexibility, service and quality, in order to deal with its competitors.

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Mondi’s main competitors are the following paper importers: Niris Ltd., Ronaimer Ltd., Allenper Trade Ltd., Mei Hanahal Ltd. and BVR Ahvat Havered Ltd. Mondi estimates its market share in the local one to be approximately 50%. It is emphasized that the aforementioned market share is based on Mondi’s internal assessment as of the report date.

Due to the global crisis, the said competition between the paper importers increased, resulting in surplus supply of writing and printing papers in dumping prices. On February 26, 2009, the Company announced that as a producer of packaging paper, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “the Supervisor”) concerning import and dumping of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. According to the Company announcement, there is no certainty that its complaint would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

23.1.9.	Output Capacity

Under Mondi’s proprietorship is a paper production machine for fine paper. As of the date of this report, it is operating in full capacity all year round, 24 hours a day, in 3 shifts. Furthermore, under Mondi’s ownership is machinery for processing the aforesaid finished products, which works at a high production rate (approximately 55%) in 2-3 shifts as needed.

23.1.10.	Fixed Assets and Facilities

Mondi leases most of its areas and the buildings used for production and storage in Hadera from the Company. The lease term is 24 years and 11 months, starting in November 1999. According to the agreement, each party can cancel the agreement by advanced notice every 10 years, as well as to cancel leasing of parts of the leased property by a year’s advanced notice. Furthermore, the distribution sites in Holon and Nesher are leased to Mondi by third parties unconnected to Mondi. The lease agreement for the Holon property is until the end of 2010 and the one in Nesher is until the end of 2009 while Mondi has the option to extend these agreements for an additional two years.

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In 2005, Mondi performed construction on its paper machine in order to improve the quality of paper and increase the output capacity by about 10,000 tons per year, to 137,000 tons. Mondi also invested in another cutting line (from rolls produced on the machine into sheets and packages, and their packaging). These investments came to a total of $11.9 million. In light of these heavy investments, Mondi’s routine investments during 2006 and 2007 diminished to insignificant sums. Additional improvements were made to the machine beyond the original aforesaid construction goal but by insignificant amounts. During 2008, Mondi’s paper machine production output reached about 144 thousand tons.

23.1.11.	Human Resources

Mondi’s most important and main resource is its human capital. Mondi places at the top of its objectives, the development of its human capital and invest efforts in worker training and further education, including specific training for different appointments.

Mondi also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by investigating cases of near-accidents, in order to prevent the accidents themselves from happening, to the extent possible).

All Mondi employees are employed by Hadera Paper and are subject to Hadera Paper’s wage agreements. According to the agreement between Mondi’s shareholders, Mondi’s employees are on loan from Hadera Paper and Mondi undertakes their employment costs.

Over the last few years, Mondi implemented far-reaching cutbacks in manpower, as part of the comprehensive streamlining process it implemented, and the work force was scaled back from 359 employees in 2000 to 308 at the end of 2008.

The employees are engaged under two types of agreements as of December 31, 2008: 213 workers are employed under a collective labor agreement, while 95 are employed under personal employment contracts.

Mondi has a stock option plan for its senior managers. The annual bonus is determined in consideration of meeting objectives, inter alia. Mondi’s CEO was allocated options in 2007, 2006 and 2005 under the MBP Group’s managerial bonus plan. During the first quarter of 2008, approval was given for granting stock options exercisable into Hadera Paper ordinary shares, to a number of Mondi senior executives under Hadera Paper’s senior employee compensation program. For details see Section 5.6, above.

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The accounting expenditure recorded for 2008, 2007 and 2006 – due to the granting of options to employees who were granted them subsequent to 2005, are insignificant for Mondi.

Mondi is not dependent on any particular employee out of the company’s total employees.

23.1.12.	Raw Materials and Suppliers

For its operations, Mondi requires the raw materials listed below:

23.1.12.1.	Pulp – The principal raw material used in the production of paper is pulp. Engagement for purchase of pulp is performed in a centralized manner for Mondi and for MBP (the parent company) and for other plants in Europe, allowing for a constant supply of pulp as well as economies of scale. Under the annual negotiations that are conducted between MBP (in coordination and in cooperation with the responsible officer at Mondi) and pulp suppliers, framework agreements are made between them and MBP which obligate them to supply a certain amount of pulp to the MBP Group (with Mondi included therein). These agreements do not set pulp prices, which are set in a routine manner according to pulp’s global market prices every month. Mondi pays the pulp price directly to the supplier and pays a commission to MBP exclusively in order to cover its costs. Mondi purchases 105,000 tons of pulp per year from three major sources, at a financial value of $73 million per year. All the pulp is purchased overseas within the framework of long-term contracts, which include mechanisms for price adjustment and suppliers’ undertakings to ensure the supply of pulp from alternative sources in the event that the supplier cannot provide the agreed quantity. There is a relative flexibility in the demand for types of pulp, with shifting from one type of pulp to another, and as the world pulp market is quite a large one relative to Mondi use, Mondi is in effect not dependent on any particular supplier or on any particular type of pulp. If need be, it would be possible to purchase any type of pulp in any quantity immediately on the free market. Mondi’s main pulp suppliers and the proportion of pulp purchases are: (1) International Forest Products Corp. (a supplier based in the USA, purchasing from whom in 2008, 2007 and 2006 amounted to 34%, 30% and 35%, respectively, of total pulp purchasing); (2) Portucel– Empresa Produtora de Pasta e Papel S.A. (a supplier based in Spain, purchasing from whom in 2008, 2007 and 2006 amounted to 7%, 15% and 16%, respectively, of total pulp purchasing). (3) Zellstof Poels AG Heinzel (a supplier based in Austria, purchasing from whom in 2008, 2007 and 2006 amounted to 13%, 10% and 9%, respectively, of total pulp purchasing). (4) Soedra Cell International AB (a supplier based in Sweden, purchasing from whom in 2008, 2007 and 2006 amounted to 10%, 16% and 24%, respectively, of total pulp purchasing). (5) Grupo Empresarial Ence S.A. (a supplier based in Spain, purchasing from whom in 2008, 2007 and 2006 amounted to 7%, 15% and 6%, respectively, of total pulp purchasing).

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In 2008, 2007 and 2006, Mondi purchased pulp from International Forest Products Corp. amounting to NIS 89,957 thousand, NIS 86,310 thousand and NIS 85,493 thousand, respectively, or 13.5%, 11.4% and 12.6%, respectively, of total purchasing from suppliers in said years.

Mondi is exposed to fluctuations in the price of pulp, used as the main raw material in the production of paper. Unusual rises in the prices of pulp could harm profits, unless the company can realize such rises in the sale price of its products. In 2006 there was a sharp rise in the price of pulp, and a rise in sale prices only partially reflected this rise in the price of pulp. However, during the years 2007-2008, in parallel with the continuing trend of rising pulp prices, Mondi succeeded in raising its sales prices. It should be noted that in the fourth quarter of 2008 the trend reversed and pulp prices started to fall sharply after the said continuing rises.

Mondi is not dependent on any particular pulp supplier, not even on MBP, which centrally executes pulp purchases for its subsidiaries.

23.1.12.2.	Coated paper – Mondi imports coated paper mainly from APP Group and from STORA ENSO. Mondi has no dependency whatsoever on APP as the aforesaid paper supplier. For additional details concerning the engagement with APP, see Section 23.1.5.2, above.

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23.1.12.3.	PCC – Another important raw material in the production of fine paper is PCC (Precipitated Calcium Carbonate). In May 2005, an agreement was signed between Mondi and Swiss company Omya International AG (hereinafter: “The Supplier”) for supplying PCC. In accordance with the aforesaid agreement, the supplier setup a factory in Israel for manufacturing PCC and began supplying it to Mondi in April 2006. The original agreement was for a 10-year term. In order to resolve disagreements about extension of the aforementioned agreement, and in view of material changes in the economic environment, the parties signed an amendment to the original agreement in early 2009. This amendment to the original agreement stipulates that the original agreement would be extended by a further four years through December 31, 2020 and a different price mechanism was put in place, compared to the original agreement. In September 2005, the agreement was transferred to UniCrystal Shefaya, Ltd. (which changed its name to Omya Shefaya, Ltd.) an Israeli wholly owned subsidiary of the supplier. The agreement reduced the cost of PCC for Mondi both by the price reduction as well as the high technological efficiency of the purchased product. Mondi does have a dependency on the aforesaid PCC supplier. The percentage of purchasing from this supplier in 2008, 2007 and 2006 was 2.4%, 2.1% and 1.8%, respectively, out of total raw material purchasing by Mondi.

23.1.12.4.	Starch – Mondi purchases starch from Galam Ltd. (hereinafter: “Galam”), used by Mondi in paper production. Mondi is dependent upon Galam since it is the only starch manufacturer in Israel. The engagement with Galam is for 11 years, terminating in 2011. Should Mondi’s contract with Galam be terminated and not be renewed, Mondi would be required to import starch, which may increase its expenses for purchasing starch from alternative sources, such as Mondi’s overseas suppliers. The percentage of purchasing from this supplier in 2008, 2007 and 2006 was 3.1%, 2.4% and 2.2%, respectively, out of total purchasing by Mondi.

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The company is also exposed to rises in the price of chemical inputs. Toward the end of 2008, starch prices (derived from corn prices) rose sharply by 21%. In late 2008, the price of starch started trending downwards, and the first order for 2009 was at prices reflecting a 30% decrease over prices in 2008.

The above information with regard to the growth in output capacity, constitutes forward-looking information as defined in the Securities Act, and merely consists of forecasts and estimates by Mondi which are not certain to materialize and are based on information available to Mondi as of the report date. Mondi’s forecasts and estimations may not actualize, in whole or in part, or even actualize in a manner essentially different than expected. The main factors that could affect the aforesaid are dependence on external factors, changes in demand and supply in the market, and/or realization of any of the risk factors detailed in Section 23.1.17, below.

Mondi imports pulp and supplementary papers in foreign currency and has dollar-linked loans. As a result, there is a risk arising from fluctuations in the exchange rate (for further details of the aforesaid risk, see Section 23.1.17.1, below). During 2008, Mondi began to carry out hedging transactions to hedge its exposure to negative US$-denominated cash flows.

The paper mills, by nature, are also heavy energy consumers, and a global rise in the price of energy had a negative effect on the Mondi profits.

23.1.13.	Working Capital

As of the date of this report, Mondi’s working capital, as a percentage of its sales, stands at 19.5%. Mondi makes a policy of closely controlling its working capital, to ensure it is equal to the level required operationally.

Mondi’s inventory is managed by its logistics department. Stocking up on the purchased inventory of raw materials, auxiliary materials and finished products is carried out with a look out to keeping minimal inventory levels, Mondi’s operational requirements as well as business opportunities.

Mondi has customer credit procedures. It continuously monitors the credit extended to its customers through its financial department, concerning the making of timely payments. As of December 31, 2008, the Company’s average number of credit days (in local and foreign markets) stood at 95. Mondi has a credit insurance policy through MBP.

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A large part of the credit terms extended by suppliers is set by their agreements within MBP Group’s collective agreements. As of December 31, 2008, the average number of credit days extended to Mondi by its suppliers stood at 106.

In Mondi’s routine operations, there are no returns of merchandise above the amount that is reasonable for its volume of activities. All returned merchandise (following customer complaints concerning quality or incompatibility with its requirements) is approved by Mondi’s competent authorities.

23.1.14.	Financing

Mondi only utilizes bank credit lines. It does not have any non-bank credit sources (besides supplier credit).

As of December 31, 2008, Mondi has long-term loans amounting to NIS 39.2 million, of which NIS 15.8 million are scheduled for repayment in 2009. As of December 31, 2008, the average interest rate on these loans was 5%-6.55%, linked to the CPI. As of the date of this report, all the loans are being serviced as required.

As of the date of this report, Mondi has bank-approved credit lines totaling NIS 315 million (these include the aforesaid long-term loans). It is Mondi’s estimation that these credit lines will meet its expected requirements for the coming years. Mondi has committed not to pledge any asset without prior consent of the banks.

As financial covenent for the said loans, Mondi undertook vis-à-vis the banks that the ratio of equity to balance sheet total would be no less than 22%. As of the date of this report, the Company meets this covenant.

23.1.15.	Taxation

The tax laws that are applicable to industrial corporations registered in Israel, apply to Mondi.

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Since its foundation, final tax assessments have yet to be issued. However, since the Income Tax Authority has not contested the Company’s tax reports, under the law, the tax reports submitted in respect of the period through 2003 are considered final tax assessments. As of the reporting date, there is no open discussion or contestation with the income tax authorities.

The Industry Promotion Act (Taxes) 5729 – 1969 is applicable to Mondi and it is entitled to accelerated depreciation on its investments.

As of December 31, 2008, Mondi has no accumulated tax losses.

In this matter, see also Note 24 to Mondi’s financial statements for 2008, that have been attached to the Company’s financial statements.

23.1.16.	Business Objectives and Strategy

As of the date of this report, Mondi’s main objectives are:

23.1.16.1.	Expanding the fine paper marketing, with an increased focus on branded paper for office use (A4).

23.1.16.2.	Focus on local market activity and direct export markets to the Middle East – markets wherein the company possesses logistical advantages.

23.1.16.3.	Expansion of the paper machine’s production capacity, in accordance with the demands for Mondi products, with the aim of expanding sales to the local market and export markets, and reducing manufacturing costs per ton of paper, in order to create an advantage in a competitive market.

23.1.16.4.	Complementing the variety of paper types marketed by Mondi, through complementary imports of paper types whose manufacture is not profitable on the Mondi paper machine. Expanding the aforesaid variety will serve to complete the Company’s basket of customer products and will provide Mondi with synergy in terms of its clients.

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23.1.16.5.	Building and implementation of a marketing concept that positions the customer as the major asset for Mondi, while building a system of activities and communications to support this concept.

Mondi’s strategic objectives as described above, are based upon its goals and aspirations as of the date of this report and may change in accordance with the appropriate decisions.

The aforesaid information constitutes forward-looking information as defined in the Securities Act, based upon the Company’s estimations as of the date of this report as well as the existing information that it has as of the date of this report. These estimations may not materialize, in whole or in part, or even materialize in a manner essentially different than expected. The major factors that could influence this are changes in supply and demand, macro-economic factors, not meeting objectives and/or the realization of any of the risk factors listed in Section 23.1.17, below.

23.1.17.	Risk Factors

23.1.17.1.	Macro-economic risk factors

(a)	Economic slowdown

An economic slowdown in the global market or an economic slowdown in the Israeli market, can potentially harm the demand for the type of products that Mondi produces or imports, while increasing the competition from imports, thereby causing a decline in Mondi sales and harming its profitability.

(b)	Inflation

A high inflation rate may impact Mondi’s payroll expenses, which are adjusted over time to changes in the consumer price index.

(c)	The Exchange Rate

Approximately 50% of sales to Mondi’s customers are made in US dollars or linked thereto, while the remainder is in NIS. A devaluation of the USD (lower exchange rate) may lead to a decline in NIS-denominated sale prices, due to competing imports. Furthermore, the price of pulp and of some additional raw materials, which comprise a material share of Mondi’s production costs, are denominated in USD. Accordingly, significant changes in the exchange rate may impact Mondi’s results and profitability.

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23.1.17.2.	Sector-Specific Risk Factors

(a)	Competition

Mondi operates in a competitive market where there exists competition against imported paper. For additional details, refer to Section 23.1.8, above.

(b)	Raw materials

Pulp is the main raw material used in paper manufacture. Material price hikes in pulp prices could harm Mondi’s profitability. Furthermore, the Company has additional exposures to the costs of chemical inputs such as starches as well as rising energy prices.

(c)	Dependence on Energy Prices

Mondi’s operations are dependent upon energy consumption. Higher energy prices or material delays in energy supply may impact Mondi’s operations. However, due to the conversion to natural gas, the impact of energy prices on Mondi has declined significantly.

(d)	Accounts Receivable Risks

Most of the sector sales are made in Israel, with some sales being made without full collateral. Accordingly, Mondi is exposed to the risk of receiving the full credit owed it by it customers. Nevertheless, Mondi routinely examines customer quality as well as securing itself with customer credit insurance.

23.1.17.3.	Special Factors

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Dependence upon a single supplier

Mondi has a dependence upon the single starch manufacturer in Israel, Galam, as well as a dependence on the PCC supplier (Omya Shefaya, Ltd.). For additional details, refer to Section 23.1.12, above.

23.1.17.4.	The extent of impact of risk factors

Following below is a list of the risk factor types and their influence upon the Company:

Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence

Macro-economic factors		— Economic slowdown	— Inflation
		— Exchange Rates	— Energy prices

Sector-related factors	— Competition	— Accounts Receivable Risks
— Raw material prices

Special Factors		— Dependence upon a single supplier

23.2.	Hogla-Kimberly Ltd.

Hogla-Kimberly is the leading company in the non-food disposable goods market in Israel. Hogla-Kimberly manufactures and markets a wide variety of home paper products (tissue paper, paper towels, napkins and wipes), disposable diapers for babies, wet wipes, incontinence products (adult absorbent products), feminine hygiene products and complementary products for the kitchen and for cleaning. Hogla-Kimberly also sells reels of tissue paper to manufacturers of household paper products. The operations of Hogla-Kimberly in Israel are also conducted through wholly-owned subsidiaries – Hogla-Kimberly Marketing Ltd. and Mollett Marketing Ltd.

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Moreover, Hogla-Kimberly also operates in Turkey through a Turkish subsidiary – KIMBERLY-CLARK TUKETIM MALLARI SANAYI VE TICARET A.S. ,(hereinafter: “KCTR”), that was acquired by Hogla-Kimberly in 1999. For details regarding KCTR, see section 23.3, below.

Following below is additional information regarding Hogla-Kimberly and its operations in Israel.

23.2.1.	General

23.2.1.1.	Hogla-Kimberly is a privately-held company that was established in 1963 as a wholly-owned subsidiary of the company, for the purpose of engaging in operations in the disposable, non-food consumer goods category. In 1996, Kimberly Clark Corporation (KC) (hereinafter: “Kimberly Clark” or “KC”) acquired 49.9% of the issued share capital of Hogla-Kimberly. On March 31, 2000, KC increased its holding in Hogla-Kimberly to 50.1% of the latter’s issued share capital. As a result, Hogla-Kimberly Ltd. is no longer consolidated within the Company’s financial statements since the second quarter of 2000, and the Company’s share of the Hogla-Kimberly results is included in the company’s share in the earnings of associated companies. As at the date of the report, KC holds 50.1% of the issued share capital of Hogla-Kimberly, while the company holds 49.9% of the issued share capital of Hogla-Kimberly.

The Company has liabilities to Hogla for which it has provided a capital note in the amount of NIS 33 million – for further details see Note 8c to the Company’s financial statements as of December 31, 2008.

23.2.1.2.	In June 1996, an agreement was signed between the company and Kimberly Clark, the shareholders of Hogla-Kimberly, that was revised in the year 2000 (hereinafter in this section: “The Agreement”), whose key points are as follows:

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(a)	Pursuant to the agreement, four directors serve at Hogla-Kimberly, of which two serve on behalf of the company and two on behalf of Kimberly Clark. The chairman of the board of directors is appointed from among KC’s directors, while the deputy chairman is appointed from among the Company’s directors. Resolutions of the board of directors of Hogla-Kimberly must be passed unanimously by the directors present, (while the quorum required is at least two directors, one from each party.)

(b)	Pursuant to the agreement, the following resolutions will require a resolution on the part of the shareholders of Hogla-Kimberly: (1) Amendment of the articles of Hogla-Kimberly and an increase in the registered capital; (2) Selection of the auditing CPA that will be recommended by Kimberly Clark; (3) Liquidation or discontinuation of part of the operations of Hogla-Kimberly, acquisition of material new operations and a merger with a party that is not a related party;

(c)	The agreement stipulates that resolutions passed by the General Meeting shall be carried unanimously.

(d)	The CEO of Hogla-Kimberly is appointed by Kimberly Clark, from an agreed-upon list that was prepared by the Company and by Kimberly Clark. The CFO is appointed with the recommendation of Kimberly Clark, subject to the approval of the board of directors. Pursuant to the agreement, it was decided that in the event of disagreement between the company and Kimberly Clark in certain issues, such as: Appointment and dismissal of the CEO, appointment and dismissal of the CFO, CEO salary, CFO compensation and operating budget – these issues shall be brought up, by request of the Company or of Kimberly-Clark, before the CEOs of both companies, and in case of disagreement, the issues will be submitted for recommendation by an arbitrator – which would be brought before the General Meeting and decided by an ordinary majority of the shareholders.

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(e)	Pursuant to the agreement, the Company provides Hogla-Kimberly with various services such as maintenance services and infrastructure for the Hogla-Kimberly plant at the Hadera site and also leases it real-estate for its operations in Hadera and in Nahariya. The Company also provides Hogla-Kimberly with various staff or headquarter services. Kimberly Clark provides Hogla-Kimberly – pursuant to the agreement – with information and technological assistance and the permission to use its international brands. The services provided by the shareholders to Hogla-Kimberly that are not covered by the license agreement as defined above, are provided in return for payment, based on market prices.

(f)	Each party holds a right of first refusal in the event of the sale of shares by the other party. The agreement also grants the Company an option, whereby in the event that KC wishes to sell its shares to a third party, the Company will be able to buy back control (0.2% of the issued share capital of Hogla-Kimberly) in return for the sum it received in 2000 for the sale of control ($5 million).

(g)	The shareholders agreed not to compete against each other (including their subsidiaries) in the area of operation of Hogla-Kimberly in Israel, in the Palestinian territories and in Gaza as detailed in the agreement, for as long as they hold the shares of Hogla-Kimberly and for a period of five years subsequent to the sale of their holdings in Hogla-Kimberly.

(h)	Pursuant to the Company’s articles, decisions by the general meeting will be made by a majority of 75% of those present.

23.2.1.3.	As part of an agreement signed between Hogla-Kimberly and Kimberly Clark in June 1996 (hereinafter in this section: “The license agreement”), Kimberly Clark grants Hogla-Kimberly a license to use certain trademarks and technical services associated with the manufacture of the products outlined in the license agreement. According to the license, Hogla-Kimberly will assume responsibility for product liability and shall indemnify Kimberly Clark for any breach and/or negligence associated with the manufacture of such products. As of the report date, the aforementioned agreement is effective through July 2009.

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23.2.2.	Dividend Distribution

Hogla-Kimberly did not distribute any dividends to its shareholders during the last two years.

Hogla-Kimberly possesses accrued earnings originating from an “approved enterprise” (see section 22.2.17, below) that were exempt of corporate taxes at the date of their creation. In the event that dividend is distributed from the exempt income, Hogla-Kimberly shall be liable for the corporate taxes from which it was exempt. As of December 31, 2008, Hogla-Kimberly has distributable profits amounting to NIS 198 million; part of this profits originates from Approved Enterprises of Hogla-Kimberly and/or its subsidiaries, and distribution of such profits may be liable, in whole or in part, to additional corporate tax upon distribution – as per terms and conditions of the applicable Approved Enterprise program.

As part of the Income Tax approval of the merger, for simplification of the holding structure at Hogla-Kimberly Group (as detailed in Section 23.2.17 below), at Shikma Ltd. (a subsidiary merged into Hogla-Kimberly, as set forth in section 23.2.17 below), a sum of NIS 101 million was capitalized, originating from its equity earnings, resulting from income of an Approved Enterprise at Shikma. In the event that this sum is distributed as dividend at Hogla-Kimberly, it shall be liable for corporate taxes according to the Income Tax agreement.

23.2.3.	Financial Information

Below are details of consolidated financial information for Hogla-Kimberly (including the Turkish subsidiary) in 2008 and 2007 (NIS in millions):

	Revenues	Gross profit		Operating Income
		Total gross profit	Percentage of revenues	Total operating income	Percentage of revenues

2008	1,608	511	31.8	135.8	8.4
2007	1,376	407.1	29.6	61.5	4.5

For further financial information concerning Hogla-Kimberly, see its financial statements, attached to this report.

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23.2.4.	The general environment and the effect of external factors on Hogla-Kimberly’s activity

By the very nature of most of the Hogla-Kimberly products being basic consumer goods, the demand for its products in recent years has remained relatively stable, while recording a moderate increase. The factors that may potentially affect the Hogla-Kimberly results in the future include: (1) Escalating competition on the part of local manufacturers and from imports, either through price competition or through the marketing of improved products; (2) Strengthening retail chains and constant pressure on their part to erode margins and expand private labels; (3) Rising prices of raw materials and finished goods purchased by Hogla-Kimberly, either on account of rising global input prices, or the devaluation of the NIS in relation to foreign currency; (4) Macro-economic factors that affect the market characteristics wherein Hogla-Kimberly operates, such as lower demand for consumer goods as a result of a global or domestic economic slowdown; (5) The strength of the Hogla-Kimberly brands in relation to competing brands, including adverse events related to the brands or the reputation of Hogla-Kimberly, whose occurrence may harm consumer demand.

The above information with regard to factors that may potentially impact the results of Hogla-Kimberly in the future, constitutes forward-looking information as defined in the Securities Act, and merely consists of forecasts and estimates by Hogla-Kimberly which are not certain to materialize and are based on information available to Hogla-Kimberly as of the report date. Hogla-Kimberly’s forecasts and estimates may not materialize, all or in part, or may materialize in a way which is materially different than anticipated. Major factors that may impact this include changes in market structure and competition, dependence on external factors, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in Section 23.2.22, below.

In the course of 2008, Hogla-Kimberly managed to successfully strengthen its leading brands through marketing efforts and increased marketing expenses. Moreover, in 2008, through focused sales efforts, Hogla-Kimberly managed to increase its quantitative sales by improving sales prices. The quantitative growth in sales was assisted by the inclusion of Hogla-Kimberly’s leading products as “loss leaders” (a leading product sold by the retail chain at an unprofitable price in order to attract customers) at the retail marketing chains. On the expense side, Hogla-Kimberly managed to significantly lower the cost of manufactured products, by changing certain product specifications and by significantly improving the output of some of its manufacturing plants. The results of these efforts by Hogla-Kimberly served to compensate for the continuing trend of rising input prices, primarily pulp fibers and energy prices. As an importer of inputs and finished goods, in 2008, Hogla-Kimberly enjoyed the revaluation of the NIS against the US dollar. All of these actions served to improve the gross profit and operating profit in 2008, as compared with 2007.

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In 2008, Hogla received NIS 4.5 million from the tax authorities in compensation for the partial closure of its Nahariya plant due to the security situation affecting the north of Israel in the summer of 2006. For further details see Note 15(d) to Hogla-Kimberly’s financial statements as of December 31, 2008 enclosed with this report.

23.2.5.	Products and Services

Hogla-Kimberly manufactures and markets a wide variety of home paper products (tissue paper, paper towels, napkins and wipes), disposable diapers for babies, wet wipes, incontinence products (adult absorbent products), feminine hygiene products and complementary products for the kitchen and for cleaning. Hogla-Kimberly also sells reels of tissue paper to manufacturers of household paper products.

Hogla-Kimberly regularly upgrades and innovates a large part of its products on the basis of new technology and supporting marketing operations in an ongoing manner.

Two products account for over 10% of Hogla-Kimberly’s total consolidated revenues (Israel and Turkey) are diapers and toilet paper. Hogla-Kimberly’s consolidated revenues from diapers in 2008 and 2007 amounted to approximately NIS 842.1 million and NIS 680.0 million, respectively, which accounted for approximately 52%, and 49% of Hogla-Kimberly’s total consolidated revenues. Hogla-Kimberly’s consolidated revenues (Israel and Turkey) from diapers in 2008 and 2007 amounted to approximately NIS 285.4 million and NIS 261.8 million, respectively, which accounted for approximately 18%, and 19% of Hogla-Kimberly’s total consolidated revenues.

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Hogla-Kimberly’s consolidated gross profit from diapers (Israel and Turkey) in 2008 and 2007 , amounted to approximately NIS 265.7 million and NIS 201.0 million, respectively. The gross margin from diapers was 32% and 30% , respectively. Hogla-Kimberly’s consolidated gross profit (Israel and Turkey) from toilet paper in 2008, 2007 and 2006, amounted to NIS 95.9 million, and NIS 89.2 million, respectively. The gross margin from toilet paper was approximately 34% and 34%, respectively.

Hogla-Kimberly improves its products from time to time, in order to preserve innovation and leadership.

23.2.6.	Customers

Hogla-Kimberly’s client market is usually stable. Hogla-Kimberly operates nationwide and its products are marketed and distributed extensively to clients throughout the country.

In the years 2005-2008, Hogla-Kimberly sales to the food retail chains grew somewhat, at the expense of sales to private and small stores. In the institutional market (serving businesses such as: institutions, hospitals, offices, hotels and the like) there has been a trend of consolidation over the past several years (merger of small competitors). As at December 31, 2008, approximately 20% of Hogla-Kimberly sales are made to the institutional market, while approximately 80% of its sales were to the consumer market (including retail chains).

All the retail marketing chains and pharmacy chains number among Hogla-Kimberly’s customers. Total sales to major retail chain Supersol, a company controlled by a controlling shareholder, in 2008, 2007 and 2006 amounted to NIS 212.2 million, NIS 211.9 million and NIS 186.4 million, respectively, which accounted for 13.2%, 15.4% and 14.9% of Hogla-Kimberly revenues. Hogla-Kimberly has no agreement with Supersol and the engagement with Supersol is made from time to time in the normal course of Hogla-Kimberly’s business, according to an agreement regarding the commercial terms between the parties and at market terms.

Total sales to the major retail pharma chain in 2008, 2007 and 2006 amounted to NIS 145.6 million, NIS 129.0 million and NIS 121.9 million, respectively, which accounted for 9.0%, 9.3% and 9.8%, respectively, of Hogla-Kimberly revenues. Total sales to the second largest retail chain in 2008, 2007 and 2006 amounted to NIS 169.4 million, NIS 162.8 million and NIS 138.4 million, respectively, which accounted for 10.5%, 11.8% and 11.1%, respectively, of Hogla-Kimberly revenues.

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Hogla-Kimberly is not dependent upon any single client.

Hogla-Kimberly is active in the Israeli retail market for quick consumer goods.

23.2.7.	Marketing and Distribution

Hogla-Kimberly, operates, through its employees, a sales and distribution system based on the operation of distribution warehouses, merchandise distribution trucks and a wide array of sales personnel.

For sales to the institutional market, Hogla-Kimberly uses a separate marketing system and a combination of distribution with operations on the household front. Whereas, wholesalers are used for distribution and customer service for smaller customers in the market.

There is no dependence on any particular wholesaler.

As Hogla-Kimberly’s products are by nature “off-the-shelf products”, and of a relatively large volume (diapers, toilet paper and the like), and because of the type of customers, a constant supply to customers is required.

23.2.8.	Competition

Hogla-Kimberly operates in a very competitive environment with regard to the products manufactured on the local market as well as against imported products. It should be noted that over the last several years there has been an escalation of private labels, marketed by retail marketing chains.

Nevertheless, the operations of Hogla-Kimberly in the manufacture of paper products and diapers is characterized by few competitors, especially in view of the elevated entrance barriers that exist therein. These entrance barriers include inter alia, significant investments in production facilities, investments in distribution infrastructure and frequent investments in technological improvements. It should further be noted that although there exists no limit on the import of paper products and diapers, other than tariffs on imports from the Far East, due to the bulky nature of some of the products, local production enjoys a significant economic advantage.

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In the past several years, competition has been escalating in the Hogla-Kimberly sector of operations, primarily in paper products, originating from competitor activity to preserve existing market share and capture new market share, coupled with the growth in the quantity of imported products.

The fierce competition that exists between clients (primarily retail marketing chains), that is accompanied by price wars, also reflects on Hogla-Kimberly as a supplier of such products and the pressure that is being brought to bear on the company to lower prices.

In the sector of feminine hygiene products and disposable diapers, Hogla-Kimberly’s main competitor is Procter and Gamble (P&G). In the sector of household paper products, Hogla-Kimberly’s main competitors include Sano – Bruno’s Plants Ltd. (hereinafter: “Sano”), Shaniv Paper Industries Ltd. (hereinafter: “Shaniv”) and Kalir Chemicals – Production and Marketing Ltd. (hereinafter: “Kalir”). It should be noted that as part of the competition in the household paper products market to the Ultra-Orthodox sector, one of the company’s competitors shuts down its production on Saturdays (the “Sabbath”). This fact may constitute a certain advantage for this competitor in that particular market. In the sector of paper products to the institutional market, Hogla-Kimberly’s main competitors include Kalir and Sano. In the home cleaning aids sector there are many competitors, and a large market share is held by private labels.

According to data from Nielsen Israel for the Near Food sector, the following are Hogla-Kimberly’s market share numbers by volume in 2008, 2007 and 2006, in the specific segments wherein the company operates (data are an average over 12 months for 2008): Disposable diapers – 67%, 68% and 65%, respectively; toilet paper – 65%, 63% and 64%, respectively; tissues – 52%, 53% and 53%, respectively; disposable paper towels – 60%, 56% and 56%, respectively; feminine hygiene products – 34%, 33% and 34%, respectively.

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23.2.9.	Seasonality

Hogla-Kimberly products are generally sold on a regular scale all year round, while during the Jewish holiday season (Rosh Hashanah, Passover), there is a marginal increase in the scope of sales beyond the ordinary monthly average.

23.2.10.	Manufacturing Capacity, Fixed Assets and Facilities

23.2.10.1.	Hogla-Kimberly Manufacturing Sites

The production of household (tissue) paper and diapers is made by Hogla-Kimberly in three production sites:

(a)	Manufacture of household (tissue) paper – Hogla-Kimberly has two plants for the production of household paper (tissue), in Hadera and in Nahariya, with a total output capacity of 57 thousand tons per annum, operating at full capacity, as well as two paper product rolling systems with a capacity of approximately 44 thousand tons per year. Hogla-Kimberly regularly invests in expanding the output capacity for the purpose of supplying the demand for the said products.

The real estate of the paper manufacturing site at Hadera is leased to Hogla-Kimberly by the Company, according to a lease contract that is extended from time to time with the consent of the parties.

The real estate of the Hogla-Kimberly paper manufacturing site at Nahariya is leased to Hogla-Kimberly by the Company, through 2016. The lease agreement includes two extension options for a total of nine additional years.

(b)	Diaper manufacturing – Hogla-Kimberly has a diaper manufacturing plant in Afula, with an output capacity of approximately 400 million infant diapers per annum plus 42 million adult incontinence diapers per annum – that also operates at full capacity. In 2005, Hogla-Kimberly expanded the diaper plant in Afula, by adding a diaper machine, for expanding its infant diaper output capacity. These investments are intended to provide the constantly growing demand on the local market.

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The real estate of the Hogla-Kimberly diaper plant in Afula is under lease from Israel Land Administration (ILA) by Hogla-Kimberly until 2023.

23.2.10.2.	Hogla-Kimberly Distribution Sites:

Hogla-Kimberly has two distribution sites, in Zrifin and in Haifa.

Hogla-Kimberly’s distribution center and office space in Zrifin are leased through 2022. The Haifa distribution site is under lease until 2009. The leasing contracts of these sites allow Hogla-Kimberly to shorten the leasing period at various points.

23.2.10.3.	Hogla-Kimberly’s fixed assets consist primarily of machinery and equipment and 79 distribution trucks (including trucks under operating leases).

23.2.11.	Research and development

Hogla-Kimberly does not invest in research and development.

Hogla-Kimberly relies on the Kimberly Clark development centers and enjoys participation in the outcome of the R&D efforts, marketing and sales know-how and new products, through collaboration agreements and the license agreement with Kimberly Clark, as detailed in Section 23.2.1.3, above. Hogla-Kimberly itself makes adjustments to adapt the products to the Israeli market, for meeting Israeli standards and other adaptations to the local manufacturing environment.

23.2.12.	Intangible Assets

Hogla-Kimberly possesses registered trademarks that serve it in its operations. Among these: Titulim, Lily, Molett, Shmurat Teva, Nikol, Shikma and others. Hogla-Kimberly also has rights to use Kimberly Clark Worldwide’s brand-name products in the local market, including: Huggies, Kleenex, Kotex, Depend and others. In consideration of the right to use the said products and for the transfer of know-how, Hogla-Kimberly pays royalties to Kimberly Clark, amounting to a low, single-digit rate.

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23.2.13.	Human Resources

Hogla-Kimberly’s primary and most important resource is its human capital. The development of human capital is a top priority for Hogla-Kimberly, and it invests in training and seminars for its employees, including designated training for specific positions.

Hogla-Kimberly also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by investigating cases of near-accidents, in order to prevent the accidents themselves from happening, to the extent possible).

As at the date of the report, Hogla-Kimberly numbers a total of 1,149 employees in Israel.

The employees are employed under two types of agreements as follows:

As at the date of the report, 544 employees are employed under a collective labor agreement, while 605 employees are employed under a personal employment contract.

Those employed under the collective agreement gain the status of permanent (tenured) employees at the end of a trial period ranging between 24 and 36 months.

Senior executives of Hogla-Kimberly, including the CEO and the CEO of KCTR, were granted options and/or restricted shares, pursuant to the senior employee compensation plan of Kimberly Clark. During the first quarter of 2008, approval was given for granting stock options exercisable into Hadera Paper ordinary shares, to a number of Hogla-Kimberly senior executives under Hadera Paper’s senior employee compensation program. For details see Section 5.5, above.

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23.2.14.	Raw Materials and Suppliers

Hogla-Kimberly’s main raw materials are:

23.2.14.1.	For the tissue paper industry – clean pulp and/or recycled fibers. The recycled fibers are purchased from Amnir, while the pulp is imported from overseas, from three principal suppliers: ARACRUZ TRADING INTERNATIONAL, SODRA CELL (UK) and WILFRIED HEINZEL AG LTD. The purchase of pulp from Aracruz and Sodra is made under a framework agreement that these suppliers possess with Kimberly Clark, while the purchase of pulp from Heinzel is made on the basis of an independent agreement between Hogla-Kimberly and the supplier, whereas in all of the said agreements, orders are made according to demand, at prices agreed-upon between the parties.

23.2.14.2.	Diaper Industry – Pulp for the diaper industry is imported from three international suppliers: RAYONIER TRS HOLDINGS, WEYERHAEUSER S.A. and CENTRAL NATIONAL GOTTESMAN, while the absorbent material (Super Absorbent Polymer – SAP) is purchased from several international suppliers under framework Kimberly Clark agreements. In all of the said agreements, orders are made according to demand, at prices agreed-upon between the parties.

Other raw materials are imported in part and partially purchased from local suppliers.

Hogla-Kimberly has no dependence on any suppliers since with regard to the main raw materials there are alternative sources, with inconsequential added cost.

Hogla-Kimberly is assisted by Kimberly Clark’s central purchasing in the purchase process, mainly in the purchase of commodities.

Alongside the independent manufacturing of products, Hogla-Kimberly also purchases finished products for marketing and distribution under its various brands. As at the date of the report, the proportion of Hogla-Kimberly sales attributed to products it manufactures is equal to 73%, while the proportion of sales attributed to finished products that it purchases is equal to 27%.

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Most of the purchase of finished products for marketing and distribution is made from Kimberly Clark group companies and includes certain types of disposable diapers, special paper products and feminine hygiene products. In parallel, Hogla-Kimberly purchases finished products from various suppliers according to its own specifications, including wet wipes, various hygiene products and various kitchen aids that are sold under the Nikol brand, including garbage bags, aluminum foil, nylon cling-wrap etc.

Hogla-Kimberly’s exposure derives from fluctuations in the price of raw materials, mainly pulp, fluff and absorbent materials (SAP), representing the main raw materials used for the production of tissue paper and diapers, and for the imported products. Unusual rises in the cost of raw materials and imported finished products could impair profitability.

Hogla-Kimberly was exposed in a secondary manner to fluctuations in energy prices – prior to the conversion to natural gas – both in the process of paper production, and as the fuel for its fleet of distribution trucks. Hogla-Kimberly is exposed to changes in the exchange rate of the NIS, both vis-à-vis the dollar as well as the euro, via its import of products and raw materials.

23.2.15.	Working Capital

23.2.15.1.	Customers

Hogla-Kimberly sells its products under acceptable credit terms. In the consumer market, credit of 45 days is usually granted. In the institutional market, credit of 90 days is usually granted.

Customer credit is granted after examining the credit history of the client, the collateral and the business information that exists at Hogla-Kimberly regarding the client. If necessary, private customers are required to provide personal guarantees and/or bank guarantees to secure their debt – all or in part – according to an assessment of the credit risk. Starting in November 2007, Hogla-Kimberly joined a credit insurance facility which covers several of its major customers, with maximum compensation covered by the policy being $7 million.

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23.2.15.2.	Suppliers

Hogla-Kimberly makes purchases from most of its suppliers under open credit conditions. As of December 31, 2008, average days payable outstanding was 112 days.

23.2.15.3.	Inventories

Hogla-Kimberly maintains an inventory of raw materials, goods in process (paper rolls before processing into a final product), finished goods inventories and spare parts inventories. There exists a well-defined inventory policy for each category. The inventory setting policy takes into consideration the product’s supply time, shipment time, possible problems in imports and ports, risk level of product shortages and the various demand levels. Hogla-Kimberly maintains average inventories of 64 days in 2008. The Hogla-Kimberly inventories are mostly stored at the Hogla-Kimberly warehouses, plants and distribution centers and partially in leased external warehouses.

The percentage of Primary Working Capital, i.e.: (account receivables, inventories and supplier credit), as a percentage of sales, was equal to an average of 10.8% in 2008.

23.2.16.	Financing

Most of the Hogla-Kimberly operations are financed through the available cash flows. From time to time, Hogla-Kimberly makes use of on-call bank credit. In the course of 2008, Hogla-Kimberly’s total credit with banks was equal to an average of NIS 146 million, with record hights that occasionally reached NIS 234 million. As of December 31, 2008, the average interest rate on these loans was 3.3%. This credit is currently obtained from four different banks.

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In early January 2008, Hogla-Kimberly reached an agreement with one of the banks for the receipt of loans totaling NIS 100 million, for four years, at an interest rate linked to the prime rate on the NIS. For the purpose of securing this loan, Hogla-Kimberly undertook to meet the following financial covenants:

1.	Its shareholders’ equity shall not fall below NIS 250 million nor below 25% of total consolidated balance sheet.

2.	The shareholders, Kimberly Clark and/or Hadera Paper, shall not together hold less than 51% of the issued share capital of Hogla-Kimberly and any means of control therein.

Hogla-Kimberly committed to another bank with which it does business to comply with the aforementioned financial covenants.

According to the Hogla-Kimberly plans as at the date of the report, the sum of the said loan (NIS 100 million) will serve the company for its current operations, for investments in fixed assets and strategic investments in expanding operations, including the operations in Turkey, the conversion of loans originating in the existing daily bank credit (on-call) and for investment in the expansion of its business operations.

Said information regarding the loan objectives is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on information existing at Hogla-Kimberly as of the date of the report. Hogla-Kimberly’s forecasts and estimates may not materialize, all or in part, or may materialize in a way which is materially different than anticipated. The main factors that could affect the aforesaid include changes in the cost of finance and/or realization of any of the risk factors detailed in Section 23.2.22, below.

23.2.17.	Taxation

Tax laws applicable to any industrial incorporation in Israel apply to Hogla-Kimberly and its subsidiaries in Israel. Hogla-Kimberly owns subsidiary companies overseas, subject to the local taxation laws. KCTR of Turkey (see details below in Section 23.3.12) is the most prominent among these.

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Hogla-Kimberly possesses final tax assessments up to and including 2003. The subsidiary Hogla-Kimberly Marketing Ltd. has final tax assessments until 2004, while the subsidiary Mollett Marketing Ltd. has final assessments until 2003. In 2006, Following an audit of assessments for the years 2002-2003, Hogla-Kimberly recorded additional tax expenses of approximately NIS 4 million for previous years.

Hogla-Kimberly is an “Approved Enterprise” in light of its investment of NIS 97 million in paper manufacturing plants at the Nahariya site, and diaper manufacture at the Afula site. Highlights of the benefit approval letter pursuant to the Capital Investment Promotion Act are tax exemption for the share of income resulting from additional operations in respect of the aforementioned enterprise. The exemption is for a 10-year term starting in the year when the majority of the investment is completed, i.e. 2014. Hogla-Kimberly is not subject to any export stipulations required in order to make use of the benefits.

In December 2005, Hogla-Kimberly decided to simplify the holding structure in the Group, and upon receiving approval from the tax authorities, some of Hogla-Kimberly’s subsidiaries (Shikma Ltd. and Rakefet Ltd.) were merged into Hogla-Kimberly. As part of the merger, Hogla-Kimberly undertook to meet certain requirements that arise from the Merger Law and the Income Tax requirements as part of a pre-ruling process. Hogla-Kimberly anticipates no difficulties in meeting the said requirements. In conjunction with the merger, H-K Overseas (Holland) B.V., a wholly-owned Dutch subsidiary of Hogla-Kimberly, sold its holdings in KCTR to Shikma Ltd. for total consideration of NIS 70.8 million, and in conjunction with the merger process, Shikma’s holdings in KCTR were transferred to Hogla-Kimberly. The Company has obtained approval for the merger from the Investment Center, but to date no approval has been received of the final execution report.

23.2.18.	Environmental Protection

The Hogla-Kimberly operations are subject to various directives concerning the environment. Hogla-Kimberly is implementing strict mechanisms and a high-technology quality control system in order to preserve the environment.

For environmental considerations at the Hogla-Kimberly manufacturing site in Hadera, see Section 9.13, above.

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At the Hogla-Kimberly manufacturing site in Nahariya, a partial purification process takes place of the water that serve for the paper manufacturing process, with the remaining purification taking place at the regional sewage treatment plant, in line with an agreement approved by the environmental protection authorities.

23.2.19.	Restrictions and corporate control

The following is a brief summary of the principal legislation and standards that are relevant to the Hogla-Kimberly operations:

23.2.19.1.	Anti-Trust – At the beginning of 2005, the Anti-Trust Commissioner published his position in the matter of arrangements between dominant suppliers and the retail marketing chains. The Commissioner’s position also referred to arrangements between suppliers and retail marketing chains, including, among other things, practices with regard to competing suppliers, the purchase of display areas, category management, stewarding, shelf space, bonuses and benefits and exclusive campaigns. During 2005 an agreed order was published between the Anti-Trust Authority and suppliers of goods, formalizing various aspects of commercial settlements between dominant suppliers and marketing chains.

Among other things, the order makes reference to prohibitions and restrictions on practices limiting the number of suppliers, their identity, quantity of products, types and location, involvement in management of the category, allotment of shelf space at a rate exceeding half the total shelf space, steward arrangements, exclusivity in campaigns and the granting of benefits relying on achievement of sales goals.

Hogla-Kimberly notified the Anti-Trust Commissioner that it was prepared to join the agreed order, and after such was approved by the Anti-Trust Tribunal in November 2006, Hogla-Kimberly did indeed sign. Hogla-Kimberly estimates that the implementation of the order will not materially impact its business.

Hogla-Kimberly has adopted an internal enforcement plan in terms of anti-trust. In line with the enforcement plan, current and initiated inspections are conducted of the engagements of the company and its operations and a consistent mechanism is in place to provide preliminary and ongoing training to the relevant employees. Hogla-Kimberly believes that the implementation of the enforcement plan will serve to increase awareness among employees and managers to the issue of anti-trust legislation, while lowering the probability of breaching the law unknowingly and reducing the damage that may be incurred despite the implementation of the enforcement plan.

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23.2.19.2.	Consumer regulations – Hogla-Kimberly is subject to various consumer regulations, including those of the Consumer Protection Law 5741-1981 (hereinafter: “Consumer Protection Law”). The Consumer Protection Law and regulations enacted there under apply to all sales or service transactions provided by businesses to private consumers. The law deals in private transactions only, and encompasses all sectors of the market (save the banking and insurance sectors, which are subject to specific regulation). In protecting the consumer, the law prescribes a number of provisions applicable to dealers (property vendors or services providers, including manufacturers) regarding the proscription of misleading consumers in material issues of a transaction, the duty of disclosure of issues named in the law, disclosure of the policy for return of goods, prohibition of misleading packaging, the duty of marking goods and their packaging and the duty of providing post-sales services. Breach of the provisions of the law will result in penal sanctions of imprisonment and/or fines (depending on the severity and duration of the act), and constitutes a civil wrong under the Torts Ordinance [New Version]. Apart from the criminal provisions applicable to dealers who breach of the provisions of the Consumer Protection Law, the law provides criminal sanctions for employers and officers in a corporation which did not prevent the breach of provisions of the law. The Consumer Protection Authority, headed by the Supervisor of Consumer Protection (hereinafter in this section: “the “Supervisor”), is responsible for implementation of the provision of the law and application of the principle of fair trade. In order to allow performance of the provisions of the law, the Supervisor was granted a large numbers of powers, including the power to deal with consumer complaints, powers of search and investigation and the power to make certain dealers aware of their duty to cease actions that are contrary to the provisions of the law.

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In addition, Hogla-Kimberly is subject to the provisions of the Liability for Defective Products Law, 5740-1980 (hereinafter: “the “Liability for Defective Products Law”). The Liability for Defective Products Law prescribed a mechanism for monetary compensation for injury a consumer has suffered from a defective product. The law prescribes cognitive provisions regarding manufacturer’s liability for compensating anyone caused personal injury from a defect in any product manufactured by such. Together with consumer’s rights, the law also provides defenses the manufacturer or importer may raise in order to defend themselves against such claims under to lawful causes (the consumer’s willful exposure to risks, defect created after having left the consumer’s control, defective product left consumer’s control against their will, and the like).

23.2.19.3.	Licensing of goods – some of Hogla-Kimberly’s products require licensing under Ministry of Health regulation. To the best of the company’s knowledge, Hogla-Kimberly has licenses from the Ministry of Health for all relevant products as required by law, as well as the Standards Institute’s standard stamp for its products. The cosmetics industry also has a licensing duty under the Order for Control of Goods and Services (Cosmetics), 5733 – 1973, which it renews from time to time. Hogla-Kimberly also has a valid business license.

23.2.19.4.	Marking of goods – Hogla-Kimberly received a permit to mark some of its products with a standard stamp of the Israel Standards Institute under the Standards Law, 5713 -1953, and the regulations enacted there under. Hogla-Kimberly is also subject to the regulations of marking of goods included in its sector of operations, including with regard to attaching instructions for use to its cleaning and household products (under the Consumer Protection Order (Marking of Goods), 5743 – 1983), and additional instructions under the Hazardous Materials Law, 5753 – 1993 – and the regulations enacted there under.

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23.2.19.5.	By virtue of being a subsidiary of Kimberly Clark, a company whose shares are publicly traded in the United States, Hogla-Kimberly is subject to “Sarbanes Oxley” (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (Management Assessment of Internal Controls) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by Hogla-Kimberly for the implementation of the law are regularly inspected by the Kimberly Clark auditing team and by the external accountant. Since 2004, with the introduction of the directives of the said law in the United States, Hogla is meeting the demands of the law.

23.2.20.	Legal Proceedings

For the description of legal proceedings, including demands on the part of government authorities from Hogla-Kimberly, see Note 15 to the financial statements of Hogla-Kimberly as of December 31, 2008, attached to this report.

23.2.21.	Business Objectives and Strategy

Hogla-Kimberly’s business and marketing strategy in the local market is to develop and expand consumption in the relevant categories wherein Hogla-Kimberly is active, and to increase the market share of Hogla-Kimberly by strengthening and promoting its leading brands, through advertising activity, marketing promotion and product improvement.

In parallel, Hogla-Kimberly is acting to reduce the manufacturing and operating costs, by capitalizing on its market advantage as the leading producer, through the strategic relations with the Kimberly Clark development departments, exploiting the diverse know-how that resides with Kimberly Clark and that is at its disposal, exploiting the large sales network that is available to it and through intelligent purchasing that is well integrated into Kimberly Clark’s global purchasing network.

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In addition, Hogla-Kimberly formulated a strategic plan in 2006 in respect of KCTR (Global Business Plan) for the coming decade, that is meant to expand the operations of KCTR and to improve its profitability by building it to be a significant player in the Turkish market. For additional details, see Section 23.3.14, below.

The strategic goals of Hogla-Kimberly, as described above, are based on the objectives and aspirations of Hogla-Kimberly, as at the date of the report and may change according to the relevant decisions being made by Hogla-Kimberly.

The above information regarding is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on the intentions and objectives and the information existing at Hogla-Kimberly as of the date of the report. Hogla-Kimberly’s forecasts and estimates may not materialize, all or in part, or may materialize in a way which is materially different than anticipated. The main factors that could affect the aforesaid are dependence on external factors, changes in demand and supply in the market, technological developments and/or realization of any of the risk factors detailed in Section 23.2.22, below.

23.2.22.	Risk Factors

23.2.22.1.	Macro-economic factors

(a)	Economic Slowdown in the Israeli Economy

Since most of the Hogla-Kimberly products are basic consumer goods, a decline in the standard of living in Israel, in private consumption and in the level of available income, could adversely affect the financial results of Hogla-Kimberly.

(b)	Inflation

Hogla-Kimberly is exposed to a certain degree to risks on account of changes in the Consumer Price Index, primarily due to input prices. A high inflation rate may also impact payroll expenses, which over time are adjusted for changes in the CPI.

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(c)	Exposure to Exchange Rate Fluctuations

Hogla-Kimberly is exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or – to a far more limited degree – due to exports to foreign markets. Changes in exchange rates of various currencies against the NIS may erode profit margins and cash flows.

Hogla-Kimberly implements a hedging policy against exchange rate exposure by purchasing rolling protection (forward transactions) for six months ahead, that cover – at any given moment – an average of three months of transactions, until the maximum level of protection approved by the board of directors, which is 80% of the anticipated monthly exposure.

23.2.22.2.	Sector-related factors

(a)	Competition

Intensification of competition and unexpected entry of new competitors could cause harm to Hogla-Kimberly’s market share in its areas of operation and real erosion in the sale prices of its products, resulting in damage to Hogla-Kimberly’s financial results and business operations.

(b)	Damage to reputation

Hogla-Kimberly has a wide variety of well-reputed brand names, and damage to these could detrimentally impact Hogla-Kimberly’s financial results. Hogla-Kimberly acts to safeguard the reputation of its brands, while enforcing strict and uncompromising quality control systems and using modern production technologies.

(c)	Centralization of Hogla-Kimberly operations

Hogla-Kimberly’s production operations are centralized at three sites (Hadera, Nahariya and Afula), and its distribution operations are at two additional sites (Zrifin and Haifa). Lengthy damages to one or more of the production and/or distribution sites could substantially impact Hogla-Kimberly’s financial results.

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(d)	Environmental Protection

The requirements of the Ministry for Protection of the Environment with regard to the sector and its installations enforces Hogla-Kimberly to budget financial resources for this issue. These demands could expand and increase because of the growing awareness of protection of the environment, which could force Hogla-Kimberly to budget additional resources.

(e)	Prices of raw materials – a substantial rise in the price of Hogla-Kimberly’s raw materials could damage its operations and profits.

(f)	Dependence on energy prices – Hogla-Kimberly’s operations are dependent on energy consumption. Prior to the conversion to natural gas, a rise in energy prices or substantial delays in energy supply could damage Hogla-Kimberly’s operations and profits.

(g)	Subjecting to Regulation

Hogla-Kimberly is subject to legal restrictions in its business operations, which could impact the outcome of its operations, such as – government policies on various issues and various government resolutions, such as a rise in the minimum wage. Such changes in regulations could impact Hogla-Kimberly’s activities in its sector of operations.

23.2.22.3.	Special Factors

Factors related to Hogla-Kimberly’s operations in Turkey – Hogla-Kimberly is exposed to risk factors associated with its operations in Turkey, including economic instability and high inflation rates which have been typical of Turkey’s economy in the past years, for further details see section 23.3.1, below.

23.2.22.4.	The extent of impact of risk factors

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The following are the Hogla-Kimberly estimates regarding the types and impacts of said risk factors on Hogla-Kimberly:

Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence

Macro-economic factors	— Economic slowdown	— Exchange Rates	— Inflation

Sector-related factors	— Damage to reputation	— Competition	— Energy prices
		— Raw material prices	— Regulation
— Accounts Receivable Risks

Special Factors		— Damage to manufacturing plant
— Environmental Protection
— Operations in Turkey

23.3.	Operations in Turkey

23.3.1.	General

Hogla-Kimberly operates in the Turkish market through a wholly-owned subsidiary that was acquired in 1999, named KIMBERLY-CLARK TUKETIM MALLARI SANAYI VE TICARET A.S., (hereinafter: “KCTR”). The Turkish market, due to its size and relatively low penetration rates, was earmarked by Hogla-Kimberly as possessing potential for strategic growth.

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KCTR manufactures and sells products in the diaper and feminine hygiene sectors. For details regarding KCTR products, see Section 23.3.4, below.

KCTR plans to operate in the Turkish market through its premium products under the Kimberly Clark Worldwide brand, in a format similar to that used by Hogla-Kimberly in Israel. For this purpose KCTR has, over the past several years, established both manufacturing as well as appropriate marketing, distribution and sales infrastructures.

Hogla-Kimberly is exposed to various risks related to its operations in Turkey. Over the last few years there has been greater stability in the Turkish market and Hogla-Kimberly estimates that the main risk associated with the Turkish market involves economic instability and elevated inflation rates that previously characterized the Turkish economy, and could potentially return and negatively affect KCTR’s operations.

The 2008 operating loss decreased due to improvement in margins, cost cutting and increased sale volume.

KCTR is continuing to implement a multi-annual program for expanding its operations in Turkey and reinforcing the position of the Huggies and Kotex brands in this market. Pursuant to this activity and pursuant to the distribution agreement that KCTR signed with Unilever, KCTR managed to significantly increase its turnover (51.1% in 2008 in relation to 2007 and 30.8% in 2007 in relation to 2006), while improving its gross margins.

23.3.2.	Dividend

KCTR has not distributed any dividends since its establishment. As at December 31, 2008, KCTR possesses no distributable earnings.

23.3.3.	Financial Information

The revenues of KCTR in 2008and 2007 amounted to $116.4 million (approx. NIS 416 million), $63.3 million (approx. NIS 260.0 million), respectively.

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The operating losses of KCTR in 2008 and 2007 amounted to $9.3 million (approx. NIS 33.4 million), $17.9 million (approx. NIS 73.6 million), respectively. These losses are attributed – inter alia – to the relatively low volume of sales in relation to the elevated launch expenses, coupled with low gross margins due to competition in the Turkish market.

23.3.4.	Products and Services

KCTR manufactures and markets products in the diaper and feminine hygiene sectors. Toward the end of 2005, KCTR launched the first Kotex feminine hygiene products, while in the course of 2006, KCTR also launched the Huggies brand. The launch was accompanied by an extensive marketing campaign. The penetration of products in these sectors involves – by its very nature – massive investments in advertising, sales promotion and additional expenses associated with penetrating into the large retail marketing chains and expanding shelf space. In the course of 2008, KCTR continued to develop products and launched new product lines under the Huggies and Pedo brands, manufactured at KCTR’s advanced manufacturing plant. KCTR also launched an advanced Kotex product (for feminine hygiene).

For information regarding KCTR revenues by major products, see section 23.2.5, above.

23.3.5.	Customers

KTCR sells its products to the private market in Turkey, as well as to the nationwide food chains that operate in Turkey, which KCTR estimates account for 30% of the market potential, in which KCTR continues to operate directly. The sales and marketing to the private market are made through Unilever (for additional details, see Section 23.3.6, below).

Moreover, KCTR exports its products to various countries in the region. In August 2007, the KCTR plant in Turkey was declared by Kimberly Clark to be a regional manufacturing plant, which resulted in greater exports.

KCTR is not dependent upon any single client. Moreover, KCTR has no single client whose revenues account for over 10% of the total KCTR revenues.

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23.3.6.	Marketing and Distribution

A strategic cooperation agreement was signed on March 1, 2007, between KCTR and Unilever in Turkey. As part of this agreement, Unilever conducts the sales, distribution and payment collection operations on behalf of KCTR throughout the entire Turkish market, except for the national food chains. Later in 2007, the cooperation with Unilever was expanded, as was the number of points of sale in the Turkish market that sell KCTR products.

Although KCTR is dependent upon Unilever as a distributor for the private market, KCTR estimates that the cancellation of the agreement would not have significant detrimental effect on KCTR, or cause it to incur significant additional costs as a result of the need to replace it.

23.3.7.	Competition

The Turkish market is characterized by fierce competition against local brands and primarily against Procter & Gamble (P&G) – both in diapers and in feminine hygiene products. In 2008, the competition in the Turkish diaper market wherein KCTR operates, actually escalated, as the selling prices continued to erode by the leading competitors, coupled with the penetration efforts of additional competitors into the market.

KCTR estimates that as of the report date, in the diaper market, KCTR’s market share in Turkey is 10%-11%, with the main competitor, Procter and Gamble (P&G), enjoying a 32% market share, while an additional company (Hayat Kimya A.ª) commands a 20% market share. In 2007 and 2006, KCTR’s market share in Turkey was 7% and 11%, respectively.

KCTR estimates that in the feminine hygiene market, as at the date of the statements, the KCTR market share in Turkey is equal to 8%.

23.3.8.	Manufacturing Capacity, Fixed Assets and Facilities

KCTR possesses an advanced manufacturing plant in Turkey that produces most of its products. The KCTR manufacturing plant is operating at full capacity.

On October 1, 2008, the KCTR Board of Directors approved the addition of a diaper production machine, which is expected to increase the diaper production capacity by 20% upon its planned commissioning in 2009.

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23.3.9.	Human Resources

The development of human capital is a top priority for KCTR, and it invests in training and seminars for its employees, including designated training for specific positions.

As at December 31, 2008, KCTR numbers 321 employees in Turkey, most of which work under a collective labor agreement.

23.3.10.	Raw Materials and Suppliers

The main KCTR raw material is pulp that is imported from several overseas suppliers, chief among which is Kimberly Clark.

KCTR has no special engagement or long term contracts with any of its raw material suppliers, but operates under on-call orders at market prices. The transfer prices vis-à-vis Kimberly Clark are determined in line with the transfer price policy of Kimberly Clark.

There also exists no dependence upon any suppliers.

KCTR possesses exposure associated with the volatility of the exchange rates of the euro and the US dollar vis-à-vis the Turkish lira, through the purchase of raw materials and the import of products.

In 2008, KCTR purchased absorbent material for diapers from Sandia – Sakai in conjunction with global framework agreements with Kimberly-Clark, for a total of $19 million, which accounts for 15% of total purchasing from suppliers in 2008. The total purchasing of absorbent material for diapers from Sandia – Sakai in 2007 and 2006, in conjunction with global framework agreements with Kimberly-Clark, amounted to $9.1 million and $7.5 million, respectively, or 11% and 11% of total purchasing from suppliers in the same period. There are alternative suppliers in the market, and KCTR is not dependent on this supplier.

23.3.11.	Financing

The operations in Turkey require cash injections from Hogla-Kimberly’s own sources.

As of December 31, 2008, KCTR has no external financing.

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23.3.12.	Taxation

KCTR is subject to the taxation laws in Turkey. Corporate taxes in Turkey are based on the basis of taxable income in Turkey, calculated according to the financial statements, after deduction of recognized expenses, plus non-recognized expenses, net of investment incentives, as defined in Turkish tax law.

The rate of corporate taxes fell from 30% to 20% in the course of the second quarter of 2006. Any dividend distributed by a Turkish corporation to an Israeli one would be subject to 10% tax withholding in Turkey. For such dividend, Hogla-Kimberly would be subject to a 25% tax, with credit for the tax withheld overseas, or alternatively be subject to corporate tax on the inherent dividend, with an indirect credit for tax paid by the distributing company overseas and any tax withheld, subject to compliance with conditions set forth in section 126(c) of the Income Tax Ordinance. Any dividend distributed from Hogla-Kimberly to Hadera Paper, originating from KCTR profits, is not subject to tax withholding nor is it taxable to Hadera Paper.

In conjunction with Amendment 132 of the Ordinance, section 85(a) concerning transfer prices has been added. On October 30, 2006, regulations enacted based on section 85(a) of the Ordinance were ratified by the Knesset Finance Committee, and this section became valid. Pursuant to provisions of section 85(a) of the Ordinance, any international transaction in which the parties share a special relationship (as defined in said section) which lead to a price being set for an asset, right, service or for credit, or to other terms being set for the transaction – such that the transaction is less profitable than warranted by the circumstances, had the price or terms been determined by parties having no special relationship (hereinafter – “market terms”), the transaction should be reported in accordance with market conditions and would be taxed accordingly. The statute also applies rules for annual reporting with regard to terms of transactions with related parties, and reporting of terms which reflect market terms with regard to the reported transactions. In accordance with the aforementioned rules for transfer prices, all transactions to date between Group companies and KCTR were transacted at market terms.

KCTR recorded tax expenses of NIS 46 million in the years 2008, 2007 and 2006 as a result of the amortization of a tax asset that was created due to past losses. The amortization of the tax asset was made due to considerations of conservative accounting. For this reason, KCTR does not create deferred taxes due to current losses. According to Turkish tax laws, losses may be offset over a period of only 5 years.

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23.3.13.	Legal Proceedings

For a description of legal proceedings, including demands of the authorities against KCTR, see Note 15 to the financial statements of Hogla-Kimberly as at December 31, 2008, attached to this report.

23.3.14.	Business Objectives and Strategy

In the course of 2006, Hogla-Kimberly formulated a strategic plan pertaining to KCTR (Global Business Plan) – until 2015 – intended to expand the KCTR operations and improve its profitability, by building it to be a significant player in the Turkish market in disposable diapers, feminine hygiene products and various tissue products, on the basis of the international brands of Kimberly Clark, based on local manufacture. The plan allows for gradual implementation according to actual results of operation, over several years and in various areas. The plan was approved by both Kimberly Clark and the Company. In 2008, KCTR continued to implement the strategic plan. In the event that the plan is fully implemented and successful, KCTR is expected – by 2015 – to become a dominant and profitable company, with annual sales of approximately $300 million. The KCTR turnover amounted to $116.4 million in 2008.

The above information pertaining to the results of implementing the KCTR strategic plan, constitutes forward-looking information as defined by the Securities Law, based on the KCTR estimates as at the date of this report. These assessments may fail to materialize, in whole or in part, or may materialize differently due, inter alia, to changes made to the strategic plan, factors outside KCTR’s control, such as changes in market conditions, entry of new competitors, changes in anticipated costs and changes in legislation.

23.4.	TMM Integrated Recycling Industries Ltd. (hereinafter: “TMM”)

On February 13, 2007, Hadera Paper ceased to be a shareholder in T.M.M. due to the sale of all of its holdings in T.M.M. , as detailed below. To the best of the Company’s knowledge, TMM (together with its subsidiaries and associated companies) deals in the provision of services related to the handling of household, industrial and commercial waste.

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The sale of TMM shares was made as part of a strategic move whereby the company focused on its core business.

Prior to the said date of sale, Hadera Paper’s holding rate in the TMM voting rights – directly and indirectly – reached 43.08%.

On January 4, 2007 Hadera Paper sold to CGEA, an existing shareholder in TMM, its indirect holdings in TMM (through Bartholome Holdings Ltd.), approximately 25.3% of the issued share capital, along with its direct holdings in TMM (through a tender offer), approximately 17.8% of the issued share capital, in consideration of NIS 27.3 million (NIS 2 per share). The said transaction had no material impact on the Company’s financial results.

It should further be noted that in March 2006, the Company reported having received notice that the Securities Authority was conducting an investigation of TMM. As reported, to the best of TMM’s knowledge, the Company’s President was arrested and released under restrictive conditions. As at the report date, the company has received no additional information regarding this matter.

23.5.	Cycle-Tec Ltd.

Cycle-Tec Ltd. (hereinafter: ” “Cycle-Tec”), is a privately-held company that was established in 1995 and began its operations under the framework of the technological incubator in Netanya (hereinafter: “The Incubator”). As at the date of the report, Amnir – a wholly-owned subsidiary of the company – owns 30.18% of the Cycle-Tec share capital. The other shareholders as at the date of the report are: Private investors – 19.4%; entrepreneurs and employees – 37.8%; and the technological incubator – 12.6%.

As at the date of the report, the Cycle-Tec board of directors numbers 7 directors, of which two are appointed by Hadera Paper.

Cycle-Tec engages in the development of a process for producing composite materials with a relative advantage of strength, for the plastics industry, from paper waste (mainly newspapers) and recycled plastic (hereinafter in this section: “The Technology”). In 2004, the technological feasibility was implemented in local manufacture (cores manufactured by Amnir using Cycle-Tec’s materials are sold in the Israeli market to the plastics and paper industries). Cycle-Tec is working to commercialize the technology through the manufacture of cores and their sale, while seeking additional products that can utilize this technology.

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The technology was registered as a patent that was recorded in Israel and in the United States and is currently being registered in additional countries.

After completing a pilot study of the feasibility of the hub market within the industry, Cycle-Tec signed, in early 2009, an agreement, which is subject to approval of the Antitrust Supervisor, with Amico Tube corporation – a company specializing in the production of cardboard rolls for industry and construction – regarding exclusive production of cores for the local industry in Israel. Amico Tube would install a production line to consume the innovative raw material produced by Cycle-Tec’s technology for manufacturing cores to be used in industry.

As at the date of the report, the Cycle-Tec operations are not material to the company.

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Part B

MANAGEMENT DISCUSSION

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Part C

Financial Statements

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Part D

Additional Details Regarding the Corporation

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Table of Contents

Subject	Contents	Page

Regulation 10 A	Summary of quarterly statements of income	1

Regulation 10 C	Utilization of Proceeds from Securities with Regard to Intended Application of the Proceeds as Specified in the Prospectus	1

Regulation 11	List of Investments in subsidiary companies and in associated companies as of the date of the balance sheet	1

Regulation 12	Changes in investments in subsidiary companies and in associated companies during the reported year	1

Regulation 13	Revenues of subsidiary companies and associated companies, and the corporation's revenues from such as of the balance sheet date	2

Regulation 14	List of groups of loan balances given as of the date of the balance sheet, if granting of loans was one of the corporation's main dealings	2

Regulation 20	Trade on the Stock Exchange - securities registered for trade/ suspended - dates and reasons	2

Regulation 21	Compensation of interested parties and senior officers	2

Regulation 22	Transactions with Interested Parties	2

Regulation 24	Convertible shares and securities held by interested parties in the corporation, in subsidiary companies or in associated companies as close as possible to the date of the report	3

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Company Name:	Hadera Paper Ltd.

Company No. with Registrar:	Private company 52-0018383-3

Address:	POB 142, Hadera 38101

Telephone:	04-6349405

Telefax:	04-6339740

Date of balance sheet:	31.12.08

Date of Report:	11.3.09

Regulation 10 A – Summary of Quarterly Statements of Income

Summary of quarterly statements of income attached hereto as Appendix A of this report.

Regulation 10 C – Use of proceeds from securities, with mention of objectives of proceeds according to prospectus

None.

Regulation 11 – List of investments in subsidiary companies and in associated companies as of the balance sheet date

List of investments attached hereto as Appendix B of this report.

1

Regulation 12 – Changes in investments in subsidiary companies and in associated companies during the reported year

List of changes attached hereto as Appendix C of this report.

Regulation 13 – Revenues of subsidiary companies and associated companies, and corporation’s revenues from such as of balance sheet date

List of revenues attached hereto as Appendix D of this report.

Regulation 14 – List of groups of loan balances given as of the date of the balance sheet, if granting of loans was one of the corporation’s main dealings

None.

Regulation 20 – Trade on the Stock Exchange – Securities registered for trade/ suspended – dates and reasons

During the reported period, 187,500 bonds (Series 3) and 235,557 bonds (Series 4) were listed for trade on the stock exchange, in conjunction with bond issuance by the Company, in exchange for a total net amount raised of NIS 426,435 thousand.

During the reported period, trade was suspended on the following dates:

May 12, 2008 – publication of quarterly balance sheets.

September 21, 2008 – sharp fluctuation of the index.

November 20, 2008 – sharp fluctuation of the index.

Regulation 21 – Compensation for Interested Parties and Senior Officers

Details attached hereto in Appendix E.

2

Regulation 22 – Transactions with a Controlling Shareholder

Details attached hereto in Appendix F.

Regulation 24 – Convertible shares and securities held by interested parties in the corporation, in subsidiary companies or in associated companies as close as possible to the date of the report

List of interested parties’ holdings attached hereto as Appendix G.

In 1980 a voting agreement was signed (amended in 1982) between Clal Industries and Investments Ltd. and Discount Investment Company Ltd., pursuant to which the two companies would cooperate in voting with regard to appointments in the board of directors, wages of the chairman and CEO in the board of directors’ committees of the corporation and with regard to the approval of distribution of dividends. The agreement also included the parties’ undertaking to award right of first refusal to the other party in the event of the sale of shares by either party.

Regulation 24A – Registered share capital, issued capital and convertible securities

The corporation’s registered capital as at January 31, 2009: 20,000,000 shares.

The corporation’s issued capital as of January 31, 2009: 5,060,774 shares.

194,300 options were issued to senior employees on July 5, 2001. All the options granted in conjunction with said plans have been exercised or have expired.

81,455 options were issued to employees on November 2, 2001, according to a scheme. All the options granted in conjunction with said plans have been exercised or have expired.

In November 2007, the Company carried out a private placement of 1,012,585 ordinary shares of the Company, to controlling shareholders of the Company, institutional and private investors, in return for a total investment of NIS 213 million. The consideration received in respect of the allotment of the shares offered as aforesaid, is used for the partial financing of the acquisition of the new machine for the manufacture of packaging paper, as set forth in section 9.1.4.3 of the periodical report. The private placement was ratified on Nov-25-07 by an extraordinary general meeting of the company.

3

On January 14, 2008, the Company’s Board of Directors approved adoption of a compensation plan for senior employees of the Group, by allocating 285,750 stock options (281,500 stock options as of the date of the financial statements), each of which is exercisable into one ordinary share of the company, which at the time of approval of said allocation comprised 5.65% of the Company’s issued share capital. As of the report date, the option warrants granted in conjunction with the plan have been allocated to senior employees of the Company and subsidiaries. On May 11, 2008, the Company’s Board of Directors approved an allocation to a trustee of the remaining option warrants not allocated as of said date (35,250 option warrants) as a reserve for future grants to employees and officers of associated companies, subject to approval of the Company’s Board of directors. As of the report date, the balance of option warrants held by the trustee is 1,250 option warrants.

Subsequent to the shelf prospectus published by the Company on May 26, 2008, the Company concluded on July 16, 2008, the offering of two bond series amounting in total to NIS 308,060 thousand. Net of issuing expenses, the Company received net proceeds amounting to NIS 306,609 thousand. On August 17, 2008, the Company concluded a further offering, raising a total of NIS 120,000 thousand, in exchange for the allocation of NIS 114,997 thousand par value of bonds (Series 4). Net of issuing expenses, the Company received net proceeds amounting to NIS 119,826 thousand. Total net proceeds received by the Company from these two offerings amounted to a total of NIS 426,435 thousand.

Regulation 25A - Residence and Address
The corporation's registered address:	POB 142; Hadera Industrial Zone 38101.
E-mail address:	hq@hadera-paper.co.il
Telephone no.:	04-6349349
Fax. no.:	04-6339740

4

Regulation 26 – Corporation’s board of directors

List of directors and their particulars attached hereto as Appendix H.

Regulation 26A – Senior Officers in the Corporation

List of senior officers and their particulars attached hereto as Appendix I.

Regulation 27 – Corporation’s Accountant

The corporation’s accountants during the reported period are Brightman Almagor & Assoc., residing at Maale Shachrur 5, Haifa.

To the best of the corporation’s knowledge, the accountants are not interested parties or family relations to any interested party or of any senior officers in the corporation.

Regulation 28 – Changes in the memorandum or articles of association during the reported year

On July 1, 2008, pursuant to approval by the Registrar of Companies, the Company changed its name and articles of incorporation as required, from American Israeli Paper Mills Ltd. to Hadera Paper Ltd.

Regulation 29 – Directors’ recommendations and resolutions

On January 14, 2008, the Company’s Board of Directors approved adoption of a compensation plan for senior employees of the Group, by allocating 285,750 option warrants (281,500 option warrants as at the report date). See Regulation 24A, above.

5

On February 6, 2008, an extraordinary general meting of the company approved the reappointment of Mr. Amir Makov and Ms. Ronit Blum as external directors of the company.

On May 12, 2008, the General Meeting accepted the board members’ recommendation to change the Company name from American Israeli Paper Mills Ltd. to Hadera Paper Ltd. On July 1, 2008, pursuant to approval by the Registrar of Companies, the Company changed its name as set forth above, and on July 6, 2008 the Company announced a corresponding change in the articles of association of the Company.

On June 3, 2008, the Company announced the resolution by its Audit Committee and Board of Directors, ratified on July 13, 2008, with regard to an update to the annual compensation and attendance compensation for all Company board members, including board members who are controlling shareholders or relatives there of, and independent board members of the Company; this update would become effective on July 10, 2008 in accordance with Corporate Regulations (Rules Regarding Compensation and Expense Reimbursement for Independent Board Members), 2000

On July 10, 2008, the General Meeting approved the appointment of Ms. Atalia Arad as an external director of the company.

On November 3, 2008, the General Meeting of Company shareholders approved a lease agreement for a 15-year term between the Company and Gav-Yam, Bayside Land Corporation Ltd. (“the lessor”), a public company controlled by an indirect controlling shareholder of the Company, with regard to leasing land in Modi’in and buildings to be constructed by the lessor for the Company, to be used as a logistics and industrial center, as well as office space, for subsidiaries and associates of the Company. See Regulation 22 above.

Regulation 29A – Company resolutions

On May 10, 2004, the company’s board of directors resolved, regarding remuneration of each of the company officers, for any liability or expense as set out below, imposed on such following an action taken (including actions before the date of the writ of remuneration) and/or any action to be taken in future by virtue of office in the company, directly or indirectly related to events set out in the schedule to the writ of remuneration, to any part of such or related to such, directly or indirectly, provided the sum of remuneration, under all writs of remuneration granted in this matter to such company officer, according to the resolution of the board of directors, does not exceed a cumulative sum equivalent to 25% of the company’s shareholders’ equity according to its last financial statements (consolidated), published before de facto awarding of the writ of remuneration. The general meeting approved the amendment of Section 1.1 on Jun-21-06. To the writs of remuneration, in accordance with Amendment 3 of the Companies Law and in accordance with the amendment of the Company’s articles.

6

On June 24, 2008, the General Meeting of Company shareholders approved, subsequent to approval by the Company’s Audit Committee and Board of Directors, purchase of officer liability insurance amounting to $6 million.

Hadera Paper Ltd.

Date of Signature: March 11, 2009

Names of signing parties:

Avi Brenner – CEO.

Shaul Glicksberg – VP Finance and Business Development.

7

Appendix A
Regulation 10 A – Summary of Consolidated Quarterly Statements of Income
In NIS thousands

	Jan-Mar 2008	Apr-Jun 2008	Jul-Sept 2008	Oct-Dec 2008	2008

Sales, net	142,519	133,267	171,394	226,304	673,484
Cost of sales	105,979	102,958	142,350	191,100	542,387

Gross profit	36,540	30,309	29,044	35,204	131,097

Selling, Marketing, General and Administrative
and Other Expenses:
Selling and Marketing	7,888	7,765	12,494	17,527	45,674
General and Administrative	10,124	9,546	18,872	16,428	54,970
Others	1,067	378	(10,213)	3,870	(4,898)

Total Expenses	19,079	17,689	21,153	37,825	95,746

Profit from ordinary operations	17,461	12,620	7,891	(2,621)	35,351

Financial Revenues	1,894	1,636	5,487	3,052	12,069
Financial Expenses	8,701	5,959	6,268	6,184	27,112

Financial Expenses, net	6,807	4,323	781	3,132	15,043

Profit after financial expenses	10,654	8,297	7,110	(5,753)	20,308

Share in earnings (losses) of associated
companies, net of taxes	14,633	11,138	10,873	14,671	51,315

Profit before taxes on income	25,287	19,435	17,983	8,918	71,623

Taxes on income	4,017	1,403	(1,231)	(526)	3,663

Net profit for the period	21,270	18,032	19,214	9,444	67,960

Net profit attributed to:
Company Shareholders	21,270	18,032	20,177	10,231	69,710
Minority Interest	0	0	(963)	(787)	(1,750)

	21,270	18,032	19,214	9,444	67,960

Basic net earnings (loss) per share (in NIS)	4.20	3.56	3.99	2.02	13.77

Diluted net earnings (loss) per share (in NIS)	4.20	3.55	3.98	2.02	13.77

No. of shares that served for calculating basic
earnings per share	5,060,774	5,060,774	5,060,774	5,060,774	5,060,774
No. of shares that served for calculating diluted
earnings per share	5,063,560	5,073,967	5,070,134	5,060,774	5,060,774

8

Appendix B-1

Regulation 11 – List of Investments

Share capital in active subsidiaries and related companies and holding percentages

As at December 31, 2008

Company Name	Registered share capital				Issued and Outstanding Share Capital		Holding % (direct and indirect)
	Type of share	Par value per share	No. of shares	Total par value in NIS	No. of shares	NIS	In equity	In voting and authority to appoint directors

Amnir Recycling Industries Ltd.		1.0000	6,000,000	6,000,000	5,367,000	5,367,000	100.00%	100.00%
Hogla-Kimberly Ltd.		1.0000	11,000,000	11,000,000	8,263,473	8,263,473	49.90%	49.90%
Graffiti Office Supplies & Paper
Marketing Ltd.		1.0000	22,000	22,000	1,000	1,000	100.00%	100.00%
Hadera Paper Industry Ltd.		1.0000	28,000	28,000	100	100	100.00%	100.00%
Mondi Hadera Paper Ltd.		1.0000	38,000	38,000	1,000	1,000	49.90%	49.90%
Frenkel-CD Ltd.	A	1.0000	11,998,000	11,998,000	10,505,000	10,505,000	52.74%
Frenkel-CD Ltd.	B	1.0000	2,000	2,000	1,885	1,885		52.74%
Carmel Container Systems Ltd.		1.0000	10,000,000	10,000,000	1,739,937	1,739,937	89.30%	89.30%

9

Appendix B-2
Investments in subsidiaries and related companies – Dec-31-08
In NIS thousands

Company Name	Cost	Equity value	Outstanding loans

Consolidated Subsidiaries
Amnir Recycling Industries Ltd.	6,741	151,661	21,791
Dafnir Packaging Systems Ltd.	92	(893)	1,134
Nir Oz Investment Company Ltd.		77,115	(14,673)
Graffiti Office Supplies & Paper Marketing Ltd.	23,499	(12,173)	13,751
Hadera Paper Industry Ltd.	245,308	314,917
American Israeli Paper Mills Marketing (1992) Ltd.		(2,023)	2,103
Carmel Container Systems Ltd.	89,008	111,983
Frenkel CD Ltd.	4,000	22,126

Associated Companies
Hogla-Kimberly Ltd. (1)	23,323	440,989	(32,770)
Mondi Hadera Paper Ltd. (2)	1,095	122,558	36,674

1	Of which our share = 49.90%

2	Of which our share = 49.90%

Loan terms

Linked to US$ - Interest 0%-6.15%	19,484
Linked to CPI - Interest 0%-4%	13,751
Unlinked loan with 3.9% interest	36,674
Capital notes - unlinked and interest-free	(41,900)
Total	28,009

Loan repayment terms
The repayment date has yet to be set	60,779
Through to Mar-31-09	(32,770)

10

Appendix C

Regulation 12 – Changes in investments in subsidiary companies and in associated companies during the reported period

Changes in holdings during the reported period –

On July 10, 2008, an agreement was signed whereby the company acquired the shares of associated company Carmel Container Systems Ltd. (hereinafter: “Carmel”) that was held by Robert Kraft, the principal shareholder in Carmel, as well as by several other shareholders, in consideration of a total of $20.77 million, to be paid from the Company’s internal sources upon closing of the transaction. The shares were acquired “As Is”. The transaction was approved by the Antitrust Supervisor in August. Subsequent to the closing of this transaction, the holding rate in Carmel has increased from 36.2% to 89.3%, and at Frenkel CD, indirectly, from 37.93% to 52.72%. Starting September 1, 2008, the financial statements of Carmel and Frenkel CD Ltd. (an associated company of Carmel’s and of the company), are being consolidated within the company’s financial statements.

The cost of acquiring the shares of Carmel and Frenkel CD amounted to NIS 70,695 thousands and NIS 4,000 thousands, respectively, and was paid in cash as detailed below:

	Primary Operations	Purchase Date	Percentage of ordinary shares purchased	Cost of acquisition
				NIS thousands

Carmel	Packaging and cardboard	31.8.2008	53.07%	70,695

Frenkel CD	Printing on cardboard products	31.8.2008	14.79%	4,000

				74,695

11

Appendix D

Regulation 13 – Revenues of Subsidiary Companies and Associated Companies
(For 2008)
In NIS thousands

Company Name	Profit (loss) after taxes	Profit (loss) before taxes	Dividend received	Management fees	Interest received (paid) (NIS `000, nominal)

1. Consolidated Subsidiaries
Amnir Recycling Industries Ltd.	19,801	11,962			(7,929)
Graffiti Office Supplies & Paper Marketing Ltd.	(969)	(6,570)			2,955
Hadera Paper Industries Ltd.	29,620	19,622			6,363
Carmel Containers Systems Ltd.	(11,765)	(8,457)
Frenkel- C.D. Ltd.	(8,153)	(7,260)
2. Associated Companies
Hogla-Kimberly Ltd. (1)	137,100	89,627
Mondi Hadera Paper Ltd. (2)	26,483	19,356			3,758

(1)	Of which our share = 49.9%
(2)	Of which our share = 49.9%

12

Appendix E

Regulation 21

Remuneration of Senior Officers

The total wages paid to the company’s directors on account of their service in 2008 amounted to NIS 793,000.

Following below is the accounting cost of remuneration (remuneration paid during the reporting year, including the company’s undertakings of remuneration on account of the reported year) for the five highest-paid senior officers of the Company:

It should be noted that the Group CEO renounced 10% of his salary until the end of 2009 in comparison with former year, and all the senior officers in the Company renounced 8% of their salary for the same period.

Recipient Details					Remuneration for Services (in NIS thousands)					Total in NIS Thousands
Name	Position	Scope of employment	Salaries		Bonus		Total Salaries + Bonus	Share based payment for Options "out of the money"*		Total

Avi Brener (1)	Group CEO	100%	(2)	1,823	(3)	680	2,503	(4)	1,124	3,628
Shaul Glicksberg (5)	VP Finance and Business Development.	100%	(6)	1,126	(7)	312	1,438	(8)	307	1,746
Gabi Keinan (9)	Senior Manager	100%	(10)	1,633	(11)	100	1,733		-	1,733
Gideon Lieberman (12)	COO	100%	(13)	951	(14)	275	1,226	(15)	307	1,533
Gur Ben David (16)	General Manager, Packaging Paper & Recycling Division	100%	(17)	966	(18)	225	1,191	(19)	307	1,498

*	The sum appearing under the column Share-based Payment reflects the expenditure recorded by the company in 2008 according to IFRS 2, on account of the location of the stock options. The options today are “out of the money”

The exercise periods of the stock options are as follows:

—	The offeree will be eligible to exercise into options one quarter of the quantity of the stock options (hereinafter: Starting with the end of 1 year from January 14, 2008 (”The Determining Date”) and until the end of four years from The Determining Date.

—	the offeree would be eligible to exercise into shares an additional [second] quarter of the total sum of stock options, starting with the end of two years from The Determining Date and until the end of four years from The Determining Date.

—	The offeree would be eligible to exercise into shares an additional [third] quarter of the total sum of stock options, starting with the end of three years from The Determining Date and until the end of five years from The Determining Date.

—	The offeree would be eligible to exercise into shares an additional [fourth] quarter of the total sum of stock options allocated to him according to the plan, starting with the end of four years from The Determining Date and until the end of six years from The Determining Date.

13

1.	Avi Brener – employed as the company’s CEO since January 1, 2005.

According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of six months.

2.	The salaries component appearing in the table above includes all of the following components: Labor wages, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

3.	The sum appearing under the Bonus column is the sum of the bonus to the company decided to pay to Avi Brener in the March 2009 paycheck, on account of 2008. Pursuant to the employment agreement, the annual bonus of the CEO will be equal to between six and nine paychecks, according to the discretion of the Company’s Board of Directors. The bonus in the amount of NIS 680,000 for 2008, is 20% lower from the bonus granted for 2007 as detailed hereinafter, partly due to the financial crisis as aforementioned in this periodical report.

The bonuses paid by the company in March 2008, amounting to NIS 850,000, on account of 2007, were included in the data for Regulation 21 in the Periodical Report for 2007.

4.	On March 28, 2008, as part of his employment conditions, Avi Brener was allocated a sum of 40,250 stock options, convertible into up to 40,250 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company.

5.	Shaul Glicksberg – Employed as the company’s VP of Finance since January 1, 2008.

According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

6.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car. To be completed

7.	The sum appearing under the Bonus column reflects a special bonus paid by the Company to Shaul Glicksberg in August 2008, in addition to a bonus that the Company decided to pay to Shaul Glicksberg in the March 2009 paycheck on account of 2008. Shaul Glicksberg does not have a guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their estimation of the contribution made by Shaul Glicksberg to the results of operations of the Company.

8.	On March 10, 2008, as part of his employment conditions, Shaul Glicksberg was allocated a sum of 11,000 stock options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company. For details regarding the exercise periods on the stock options allocated to Shaul Glicksberg and for additional details regarding the stock option plan, see Notes 5.1-5.3, above.

9.	Gabi Keinan – VP Projects, has been employed by the company since March 29, 1998 and terminated his employment for the company on December 31, 2008.

14

10.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car and vacation balance accumulated until end of employment.

11.	The sum appearing under the Bonus column reflects the sum of the bonus paid by the Company to Gabi Keinan in 2008. Includes retirement compensation of NIS 252,000. The employment agreement of Gabi Keinan does not include a guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their evaluation of the contribution made by Gabi Keinan to the results of operation of the Company. The bonus paid by the Company at March 2008 in the amount of NIS 200,000 for 2007, was included at “Regulation 21” at the periodical report for 2007.

12.	Gideon Lieberman – COO, employed by the company since August 25, 1975.

According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

13.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

14.	The sum appearing under the Bonus column reflects the sum of the bonus paid by the Company to Gideon Lieberman in the March 2009 paycheck, on account of 2008. The employment agreement of Gideon Lieberman includes no guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their evaluation of the contribution made by Gideon Lieberman to the results of operation of the Company The bonuses paid by the company in March 2008, amounting to NIS 250,000, on account of 2007, were included in the data for Regulation 21 in the Periodical Report for 2007.

15.	On March 10, 2008, as part of his employment conditions, Gideon Lieberman was allocated a sum of 11,000 stock options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company. For details regarding the exercise periods on the stock options and for additional details regarding the stock option plan, see Notes 5.1-5.3, above.

16.	Gur Ben David – General Manager, Packaging Paper Division, employed at the company since August 1, 2006. According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

17.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

18.	The sum appearing under the Bonus column reflects the sum of the bonus paid by the Company to Gur Ben David in the March 2009 paycheck, on account of 2008. The employment agreement of Gur Ben David includes no guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their evaluation of the contribution made by Gur Ben David to the results of operation of the Company. The sum of the bonus paid by the company in March 2008 amounts to NIS 180,000 on account of 2007.

19.	On March 10, 2008, as part of his employment conditions, Gur Ben David was allocated a sum of 11,000 stock options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company. For details regarding the exercise periods on the stock options and for additional details regarding the stock option plan, see Notes 5.1-5.3, above.

15

Appendix F

Regulation 22 – Transactions with Controlling Shareholders

In its normal course of business, the Group conducted transactions with controlling shareholders that are “negligible transactions” in accordance with the said tests appearing in note 18b to the company’s financial statements, dated December 31, 2008. (Pursuant to each transactions with controlling shareholders will be considered to be negligible transactions if the relevant parameter for the transaction [one or more] will be equal to less than 1%).

Transactions outlined in section 270[4] of the Companies Law:

A.	Agreement for leasing of a Logistics Center: On November 3, 2008, the Company’s General Meeting approved the lease agreement signed on September 18, 2008 between the Company and Gav-Yam Bayside Land Corporation Ltd. (“the Lessor”), a public company controlled by the Company’s indirect controlling shareholders, whereby the Company would lease a plot in Modi’in with an area of 74,500 square meters, as well as buildings to be constructed by the lessor for the Company, with a total constructed area of 21,300 square meters, to serve as a logistics center (“LogCenter”), industrial and office space for the Company’s subsidiaries and associated companies, which would – in part – replace existing lease agreements. The Leasing Period shall be 15 years from the date of receiving possession of the Leased Property. The Company will also hold an option to extend the lease by an additional 9 years and 11 months. For further details, see the Company’s reports dated September 25, 2008.

Transactions not outlined in section 270[4] of the Companies Law:

A.	Officers’ liability insurance: On June 24, 2008, following the approval of the company’s audit committee and board of directors, the company’s shareholders’ meeting approved the company’s engagement for the acquisition of an officers’ liability insurance policy for the period commencing June 1, 2008 until May 31, 2009, and a premium payment in the amount of $40,000. The policy was acquired from an insurance company, which is a company owned by a controlling shareholder in the company. The policy is under market conditions and in accordance with customary transactions of this type. In accordance with the Company’s decision, the aforementioned insurance policy shall also apply to board members who may be deemed controlling shareholders of the Company (Messrs. Zvika Livnat and Itzhak Manor). The amount of insurance coverage ($6 million) and premium under said policy are identical to the amount of coverage and premium of previous policies for the years 2007 and 2006.

16

B.	Insurance: The company, its subsidiaries and associated companies are insured by Clal Insurance Ltd., a company controlled by IDB Development, under the insurance policies specified hereunder: (a) Fire damage and loss of revenue insurance; (b) Terror damage insurance; (c) Mechanical breakage insurance; (d) Employer liability insurance; (e) Third party insurance; (f) Goods-in-transit insurance; and (g) Officer liability insurance (as set forth in section 12.4.4 of this report). These policies are at market terms and are valid through May 31, 2009. Total annual premiums payable for all of the aforementioned insurance policies in respect of the Company, subsidiaries and associated companies in 2008, amounted to NIS 9.2 million. In addition, the Company has other insurance policies in amounts immaterial to the Company, such as mandatory and comprehensive auto insurance for Company cars.

C.	Letters of indemnification: Pursuant to the resolutions of the general meeting of the Company dated June 21, 2006 and July 14, 2004, the Company issues letters of indemnification to all the directors and officers of the company, including directors that are considered controlling shareholders in the company (Messrs. Zvika Livnat and Itzhak Manor), as they may be from time to time. Under the said letters of indemnification, the Company provides all the directors and officers therein, as they may be from time to time, indemnification in advance – in accordance with the Company’s Articles of Association and the provisions of the Companies Law – in respect of any liability or expenses imposed on the officer in consequence of actions he has undertaken and/or will undertake by virtue of being an officer of the company, which are related directly or indirectly, to the events outlined in the letters of indemnification. The amount of indemnification pursuant to all the letters of indemnification that have been provided and/or will be provided to the offers and employees of the company, shall not exceed a cumulative sum equal to 25% of the company’s shareholders’ equity in accordance with the last consolidated financial statements published prior to the actual provision of indemnification. For further details see Section 17.1, to this report.

17

D.	Products Sale – In the course of 2008, Hogla Kimberly Ltd., an associated company of the company’s, in the normal course of its affairs, sold from time to time, toiletry, cleaning and paper products to Supersol Ltd., a company controlled by the company’s controlling shareholder, for the purpose of sale in its stores and for its own use On account of the said transactions, Hogla Kimberly Ltd. received the overall Sum of NIS 212 million in 2008. The format of the engagement with Supersol, is similar to Hogla engagements with retail marketing chains, as follows: The actual purchases are usually made in an ongoing manner by the various branches, as part of the normal course of affairs and from time to time, according to their needs. Additionally, the parties occasionally sign an agreement that determines different commercial terms, yet does not constitute an undertaking to either sell and/or purchase any products.

E.	Products Sale: In the course of 2008, through a wholly owned subsidiary of the company in the paper, recycling and cardboard sector, the company recorded sales to Cargal Ltd., a company in which the Company’s controlling shareholder is an interested party, in the overall sum of NIS 33.3 million in 2008. In accordance with the format of the engagement with Cargal, in a manner similar to the other company customers, a commercial agreement is signed with the customer once every quarter, which defines the commercial terms. The commercial agreement does not constitute an undertaking on the part of Cargal, for the purchase of packaging paper from the company, and the actual purchasing is made in an ongoing manner, in the normal course of affairs, from time to time, according to Cargal’s needs.

18

Appendix G

Regulation 24

					Holding Percentage		Holding Percentage - fully diluted
Name of Interested Party	Company No. / ID No.	Name of Security	No. of Security on the Stock Exchange	No. of securities held as at Feb-16-2009	In equity	In voting and authority to appoint directors	In equity	In voting and authority to appoint directors

Clal Industries and Investments Ltd.	52-002187-4	Ordinary shares	632018	1,921,861	37.98%	37.98%	35.97%	35.97%
Clal Insurance Holdings Ltd.	52-003612-0	Ordinary shares	632018	347,668	6.87%	6.87%	6.51%	6.51%
Clal Finance Ltd.	51-138234-3	Ordinary shares	632018	35,109	0.69%	0.69%	0.66%	0.66%
Discount Investment Corporation Ltd.	52-002389-6	Ordinary shares	632018	1,085,761	21.45%	21.45%	20.32%	20.32%

19

Appendix H

List of Directors

(alphabetical)

A.	Arad Atalia

B.	Bronshtein Ari

C.	Yehezkel Avi

D.	Livnat Zvi

E.	Milo Roni

F.	Manor Itzhak

G.	Makov Amir

H.	Mar-Haim Amos

I.	Fisher Avi

J.	Rosenfeld Adi

20

Appendix I

Senior Officers in the Corporation

A.

1.	Name: Avi Brenner

2.	The position he fills at the Company: CEO.

B.

1.	Name: Shaul Gliksberg

3.	The position he fills at the Company: VP Finance and Business Development.

C.

1.	Name: Eli Greenbaum

2.	The position he fills at the Company: Internal Auditor.

D.

1.	Name: Gideon Liberman

2.	The position he fills at the Company: VP Operations, CEO of Infrastructures and Development Division.

E.

1.	Name: Gur Ben-David

2.	The position he fills at the Company: CEO of Packaging and Recycling Division

21

F.

1.	Name: Lea Katz

2.	The position she fills at the Company: Legal Counsel and Secretary of the Corporate

G.

1.	Name: Michal Mendelson

2.	The position she fills at the Company: Group Marketing Manager

H.

1.	Name: Simcha Kenigsbuch

2.	The position he fills at the Company: Chief Information Officer

I.

1.	Name: Noga Alon

2.	The position she fills at the Company: Group Organizational Development Manager

J.

1.	Name: David Basson

2.	The position he fills at the Company: Group Purchasing Manager

K.

1.	Name: Shmuel Molad

2.	The position he fills at the Company: Group Accountant

22

L.

1.	Name: Averaham Tenenbaum

2.	The position he fills at the Company: Development and Innovation Manager

M.

1.	Name: Israel Eldar

2.	The position he fills at the Company: Group Controller

23

Enclosed please find the financial reports of the following associated companies:

–	Mondi Hadera Paper Ltd.

–	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101, Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

Exhibit 5

MONDI HADERA PAPER LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

MONDI HADERA PAPER LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mondi Hadera Paper Ltd.

We have audited the accompanying consolidated balance sheets of Mondi Hadera Paper Ltd. (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, consolidated changes in shareholders’ equity and consolidated cash flows of the Company for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and her subsidiaries basis as of December 31, 2008 and 2007, and the results of operations, changes in shareholders’equity and cash flows of the Company on consolidated basis, for each of the two years in the period ended December 31, 2008, in conformity with international financial reporting standards and accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
February 9, 2009

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(NIS in thousands)

		December 31,
	Note	2008	2007

Assets
Current assets
Cash and cash equivalents	4	13,315		323
Financial assets carried at fair value through profit or loss		2,382		-
Trade receivables	5	168,911		190,935
Other receivables	6	1,379		2,395
Inventories	7	140,002		143,366

Total current assets		325,989		337,019

Non-current assets
Property, plant and equipment	10	154,441		156,493
Goodwill	8A	3,177		3,177
Long term trade receivables		355		440

Total non-current assets		157,973		160,110

Total assets		483,962		497,129

Equity and liabilities
Current liabilities
Short-term bank credit	14	105,388		101,760
Current maturities of long-term bank loans	14	15,768		14,387
Capital notes to shareholders	11	-		5,514
Trade payables	12	97,293		118,912
Hadera Paper Ltd. Group, net		69,614		71,109
Other financial liabilities	15	5,512		-
Current tax liabilities		107		169
Other payables and accrued expenses	13	13,529	(*)	14,786
Accrued severance pay, net	16	214	(*)	46

Total current liabilities		307,425		326,683

Non-current liabilities
Long-term bank loans	14	23,484		38,035
Deferred taxes	24	24,274		18,677
Employees Benefits	16	6,221	(*)	6,453

Total non-current liabilities		53,979		63,165

Commitments and contingent liabilities	17
Shareholders' equity	18
Share capital		1		1
Premium		43,352		43,352
Capital reserves		(3,150)		929
Retained earnings		82,355		62,999

		122,558		107,281

Total equity and liabilities		483,962		497,129

(*)	Reclassified.

————————————————— D. Muhlgay Financial Director	————————————————— A. Solel General Manager	————————————————— R. Starkov Chairman of the Supervisory Board

Approval date of the financial statements: February 9, 2009.

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

		Year ended December 31,
	Note	2008	2007

Revenue	19	732,347	770,032
Cost of sales	20	649,640	688,000

Gross profit		82,707	82,032

Operating costs and expenses
Selling expenses	21	38,293	37,889
General and administrative expenses	22	9,740	10,532
Other (income) expenses		584	(313)

		48,617	48,108

Operating profit		34,090	33,924

Finance income		(5,889)	(5,783)
Finance costs		13,496	14,197

Finance costs, net	23	7,607	8,414

Profit before tax		26,483	25,510

Income tax charge	24	7,127	7,220

Profit for the period		19,356	18,290

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium	Capital reserves	Retained earnings	Total

Balance - January 1, 2007	1	43,352	929	44,709	88,991

Changes during 2007:

Profit for the year	-	-	-	18,290	18,290

Balance - December 31, 2007	1	43,352	929	62,999	107,281

Changes during 2008:

loss on cash flow hedges ,net	-	-	(4,079)	-	(4,079)

Profit for the year	-	-	-	19,356	19,356

Balance - December 31, 2008	1	43,352	(3,150)	82,355	122,558

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 8	2 0 0 7

Cash flows - operating activities
Profit for the year	19,356	18,290
Adjustments to reconcile net profit to net
cash used in operating activities (Appendix A)	28,792	190

Net cash from operating activities	48,148	18,480

Cash flows - investing activities
Acquisition of property plant and equipment	(10,608)	(8,458)
Proceeds from sale of property plant and Equipment	288	376
Interest received	415	393

Net cash used in investing activities	(9,905)	(7,689)

Cash flows - financing activities
Short-term bank credit, net	3,628	5,020
Repayment of long-term bank loans	(14,024)	(15,927)
Proceeds of long-term bank loans	-	18,000
Repayment of capital
notes to shareholders	(5,700)	(5,676)
Interest paid	(10,852)	(11,749)

Net cash used in financing activities	(26,948)	(10,332)

Increase in cash and cash equivalents	11,295	459
Cash and cash equivalents at the
beginning of the financial period	323	15
Net foreign exchange difference on cash and cash equivalents	1,697	(151)

Cash and cash equivalents of the
end of the financial period	13,315	323

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 8	2 0 0 7

A. Adjustments to reconcile net profit to net cash provided by (used in)
operating activities

Finance expenses recognized in profit and loss	7,607	8,414
Taxes on income recognized in profit and loss	7,127	7,220
Depreciation and amortization	11,649	10,701
Capital loss (gain) on disposal of property
plant and equipment	584	(313)

Changes in assets and liabilities:
Decrease (Increase) in trade receivables and other receivables	21,652	(18,761)
Decrease (Increase) in inventories	2,551	(34,250)
Increase (Decrease) in trade and other payables, and accrued expenses	(20,776)	18,998
Increase (Decrease) in Hadera Paper Ltd. Group, net	(1,495)	8,302

	28,899	311
Income tax paid	(107)	(121)

	28,792	190

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holding BV (NL) (the “Parent Company”) (50.1%) and Hadera Paper Ltd. (49.9%).

The financial statements are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

B.	Definitions:

The Company	-	Mondi Hadera Paper Ltd.

The Group	-	the Company and its Subsidiaries, a list of which is presented in Note 8.

Subsidiaries	-	companies in which the Company exercises control (as defined by IAS 27), and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities law and Regulations, 1968.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations, 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Euro	-	the United European currency.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS)

(1)	Statement of compliance

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) for all reporting periods presented.

(2)	First time IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the mentioned above, the financial statements, as of December 31, 2008 and for the year then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB).

In these financial statements the Company applied IFRS 1 “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards commenced January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the Financial Statements and expected to be effective as of December 31, 2008. While applying the said transition instructions the Company chose to apply two reliefs allowed under IFRS 1. See note 29.

Until the adoption of IFRS the Company conducted the Financial Reporting in accordance with the Israeli GAAP. The annual financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the financial statements in accordance to the IFRS standards. See note 29 for the relevant material adjustments between the Israeli GAAP and the IFRS.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

■	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

■	Non-current assets are measured at the lower of their previous carrying amount and fair value less costs of sale.

■	Inventories are stated at the lower of cost and net realizable value.

■	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

■	Liabilities to employees as described in note 16.

C.	Foreign currencies

The individual financial statements of each group entity are presented in New Israeli Shekel the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements, are also presented in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. (Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they accrue.

D.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Basis of consolidation (cont.)

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2S below.

E.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

As of 31.12.08 no impairment is recognised.

F.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the assets acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:	%

Leasehold improvements	10
Machinery and equipment	5-20	(mainly 5%)
Motor vehicles	20
Office furniture and equipment	6-33

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Property, plant and equipment (cont.)

Scrap value, depreciation method and the assets useful lives are being reviewed by management at the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

G.	Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:
Finished products	-	Based on moving-average basis.
Raw, auxiliary materials and other	-	Based on moving-average basis.

I.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

J.	Financial assets

(1)	General

Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories:

—	Financial assets `at fair value through profit or loss' (FVTPL)
—	Loans and receivables

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (cont.)

(2)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or
—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
—	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(3)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(4)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For all other financial assets, an objective evidence of impairment could include:

—	significant financial difficulty of the issuer or counterparty; or

—	default or delinquency in interest or principal payments; or

—	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(4)	Impairment of financial assets (Cont.)

In a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

K.	Borrowings

Borrowings are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

L.	Derivative financial instruments

(1)	General

The Group entered into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk and commodity price risk.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of commodity price risk (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(2)	Hedge accounting

The Group designates certain hedging instruments, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in cash flows of the hedged item.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Derivative financial instruments (cont.)

(2)	Hedge accounting (cont.)

The effective part of the changes in the value of financial instruments designed for cash flow hedging is immediately recognized in shareholders’ equity and the non-effective part is immediately recognized in the statement of income.

Hedge accounting for cash flows is discontinued when the hedging instrument expires, sold or realized or when the hedging relations no longer meet the threshold conditions for hedging. After the discontinuation of hedge accounting, the amounts carried to shareholders’ equity are carried to the income statement while hedged projected transactions are recorded in the income statement.

M.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
—	The amount of revenue can be measured reliably;
—	It is probable that the economic benefits associated with the transaction will flow to the entity; and
—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

N.	Leasing

Operating lease payments are recognised as an expense on a straight-line basis over the lease term.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(2)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(3)	Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquirer’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Employee benefits

(1)	Post-Employment Benefits

The Group’s post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group’s post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group’s employees are covered by Article 14 to the Severance Law and therefore the Group’s companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group’s obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the income statements on the date they were incurred. The Past Service Cost is immediately recognized in the Group’s income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

The Group’s liability in respect of the Defined Benefit Plan which is presented in the Group’s balance sheet, includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial profits (losses), which were not yet recognized and less past service cost that was not yet recognized. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Employee benefits (cont.)

(2)	Other long term employee benefits (Cont.)

Other employee benefits of the company include liabilities for vacation pay. These liabilities are recorded to statement of operations in accordance with the projected unit credit method, through the use of actuarial estimates which are performed at each balance sheet date. The present value of the company’s obligation for vacation pay was determined by means of the capitalization of anticipated future cash flows from the program at market yields of government bonds, denominated in the currency in which the benefits for vacation will be paid and having redemption dates nearly identical to the forecasted payment dates of the vacation pay.

Gains and losses are recorded to the statement of operations at the time that they are created. Past service cost is immediately recognized in the financial statements of the company.

(3)	Short term employee benefits

Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Short term company benefits include the company’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

Q.	Exchange Rates and Linkage Basis

Following are the change in the representative exchange rates of the Euro and the U.S. dollar vis-à-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

As of:
December 31, 2008	5.2973	3.802	110.55
December 31, 2007	5.6592	3.846	106.40

	%	%	%

Increase (decrease) during the:
Year ended December 31, 2008	(6.4)	(1.14)	3.9
Year ended December 31, 2007	1.71	(8.97)	3.39

R.	Reclassification

Comparative figures relating to the year 2007 were reclassified in these financial statements as follows: NIS 46 thousand were reclassified from accrued severance pay, net in non current liabilities balance to current liabilities and NIS 6,453 thousand were reclassified from employees benefits in current liabilities to employees benefits in non current liabilities.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations which are effective and have been applied in these financial statements.

Three Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period, these are:

—	IFRIC 11	IFRS 2: Group and Treasury Share Transactions (effective 1 March 2007);

—	IFRIC 12	Service Concession Arrangements (effective 1 January 2008);

—	IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

The adoption of the Interpretations has not led to any changes in the Group’s accounting policies.

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

At the date of authorization of these financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

At this stage, the management of the Group is examining the influence of this standard on the Company’s financial statements.

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 1 "First Time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements”

The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at first time adopting IFRS, and the method in which income from dividends received should be recognized.

The amendment is effective for annual periods commencing January 1, 2009.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2, the management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Significant judgments in applying accounting policies

The following are the significant judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

—	Useful lives of property, plant and equipment – As described at 2F above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

—	Impairment of goodwill – Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 3,177 thousand.

—	Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

—	Measurement of obligation for employee benefits.

NOTE 4	–	CASH AND CASH EQUIVALANTS

	As of December 31,
	2 0 0 8	2 0 0 7

Cash in bank - NIS	221	81
Cash in bank - foreign currency	13,094	242

	13,315	323

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5	–	TRADE RECEIVABLES

	As of December 31,
	2 0 0 8	2 0 0 7

Domestic
Open accounts	136,510	132,061
Checks receivable	23,260	34,882

	159,770	166,943

Foreign
Open accounts	13,301	26,984

	173,071	193,927
Less - allowance for doubtful accounts	(4,160)	(2,992)

	168,911	190,935

The average credit period on sales of goods is 93 days. Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience.

Before accepting any new customer, the Group asses the potential customer’s credit quality and defines credit limits by customer.

Of the trade receivables balance at the end of the year, NIS 17.1 million (2007: NIS 13.8 million) is due from Company A, the Group’s largest customer and NIS 9.5 million (2007: NIS 10.7 million) from Company B. There are no other customers who represent more than 5% of the total balance of trade receivables.

Included in the Group’s trade receivable balance are debtors with a carrying amount of NIS 4.6 million which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

Aging of past due but not impaired

31/12/08

60-90 days	3,831
90-120 days	859

Total	4,690

Included within the Group’s aggregated trade receivables balances are debtor balances with customers totaling NIS 0.892 million (2007: NIS 1.8 million) where contractual terms have been renegotiated to extend the credit period offered. The Group believes that these balances are fully recoverable and therefore no impairment loss has been recognized.

Movement in the allowance for doubtful debts

	Year ended December 31,
	2 0 0 8	2 0 0 7

Balance at beginning of the year	2,992	2,854
Impairment losses recognized on receivables	1,334	156
Amounts written off as uncollectable	(166)	(18)

Balance at end of the year	4,160	2,992

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6	–	OTHER RECEIVABLES

	As of December 31,
	2 0 0 8	2 0 0 7

Prepaid expenses	117	-
Advances to suppliers	512	1,142
Others	750	1,253

	1,379	2,395

NOTE 7	–	INVENTORIES

	As of December 31,
	2 0 0 8	2 0 0 7

Raw and auxiliary materials	42,241	49,638
Finished products and goods in process	97,761	93,728

	140,002	143,366

Includes products in transit	22,187	9,722

The inventories are presented net of impairment provision	1,158	1,310

NOTE 8	–	INVESTMENTS IN SUBSIDIARIES

		As of December 31,
		2 0 0 8	2 0 0 7

A.	Goodwill, Net	3,177	3,177

Impairment tests for goodwill are discussed in note 2E.

B.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2008, include the financial statements of the following Subsidiaries:

Ownership and control As of December 31, 2 0 0 8
%

Mondi Hadera Paper Marketing Ltd.	100.00
Grafinir Paper Marketing Ltd.	100.00
Yavnir (1999) Ltd.	100.00
Miterani Paper Marketing 2000 (1998) Ltd.	100.00

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9	–	FINANCIAL ASSETS

The carrying amounts of the group’s financial assets are presented as follows:

	As of December 31,
	2 0 0 8	2 0 0 7

Trade and other receivables	170,645	193,770
Cash and cash equivalents	13,315	323
Derivative assets (1)	2,382	-

	186,342	194,093

Notes:

1.	Derivative financial instruments are held at fair value.

Appropriate valuation methodologies are employed to measure the fair value of derivative instruments.

NOTE 10	–	PROPERTY PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment		Motor vehicles		Office Furniture, Computers and equipment	Total

Consolidated

Cost:
Balance - January 1, 2007	3,724	(*)	201,912	(*)	5,159	3,375	214,170
Changes during 2007
Additions	71		6,118		780	-	6,969
Dispositions	-		(236)		(754)	-	(990)

Balance - December 31, 2007	3,795		207,794		5,185	3,375	220,149

Changes during 2008:
Additions	-		8,935		250	470	9,655
Dispositions	-		(1,959)		-	-	(1,959)
Increase spare parts stock	-		813		-	-	813

Balance - December 31, 2008	3,795		215,583		5,435	3,845	228,658

Accumulated depreciation:
Balance - January 1, 2007	2,593	(*)	47,285	(*)	1,712	2,292	53,882
Changes during 2007:
Additions	394		9,509		436	362	10,701
Dispositions	-		(220)		(707)	-	(927)

Balance - December 31, 2007	2,987		56,574		1,441	2,654	63,656

Changes during 2008:
Additions	355		9,985		763	546	11,649
Dispositions			(1,088)				(1,088)

Balance - December 31, 2008	3,342		65,471		2,204	3,200	74,217

Net book value:
December 31, 2008	453		150,112		3,231	645	154,441

December 31, 2007	808		151,220		3,744	721	156,493

(*)	Reclassified.

Total acquisition of property plant and equipment on credit: NIS 953 thousands (2007: NIS 1,489 thousands).

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11	–	CAPITAL NOTES TO SHAREHOLDERS

The capital notes to shareholders are linked to the dollar and bear no interest. According to the terms of the capital notes, the Company has the ultimate discretion upon the dates of repayment of the capital notes.

As of December 31, 2007 the total capital notes amount is NIS 5,514 thousand. During 2008 the Company repaid the capital note to share holders.

NOTE 12	–	TRADE PAYABLES

	As of December 31,
	2 0 0 8	2 0 0 7

In Israeli currency	27,466	30,489
In foreign currency or linked thereto (1)	69,827	88,423

	97,293	118,912

	As of December 31,
	2 0 0 8	2 0 0 7

(1)
USD	52,685	73,876
EUR	17,142	14,547

	69,827	88,423

(*)	Average days of credit for trade payables are 103 days.

NOTE 13	–	OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2 0 0 8	2 0 0 7

Accrued payroll and related expenses	9,097	(*)	9,321
Value Added Tax	640		777
Advances from customers	1,284		941
Neusiedler Holding - Accrual for license fee	-		34
Interest payable	502		1,493
Other	2,006		2,220

	13,529		14,786

(*)	Reclassified

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14	–	BORROWINGS

		Interest rate	As of December 31,
		% (*)	2 0 0 8	2 0 0 7

A.	Secured
	In NIS - Short term Bank loans		105,388	101,760
	In NIS - not linked	5%-6%	26,568	32,000
	In NIS indexed to the CPI	5%-6.55%	12,684	20,422

			144,640	154,182

(*)	Average interest rate as of December 31, 2008.

		As of December 31,
		2 0 0 8

B.	Maturities of long term loans
	First year - 2009	15,768
	Second year - 2010	10,465
	Third year - 2011	3,662
	Fourth year - 2012	2,563
	Fifth year - 2013	6,794

		39,252

C.	According to the loan agreements with the banks, as amended in the second half of 2005, the Company has to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity (which includes capital notes to shareholders) to total assets to be no less than 22%. In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part.

As of December 31, 2008, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 25.3%.

D.	As to a “negative pledge agreement” signed by the Company, see Note 17B.

E.	The Company and its Subsidiaries have been granted a total bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 315,300 thousand. As of the balance sheet date, the Group utilized NIS 144,551 thousand of the credit facility as long & short term borrowings and as bank guarantees granted to third parties.

NOTE 15	–	OTHER FINANCIAL LIABILITIES

	As of December 31,
	2 0 0 8	2 0 0 7

Derivatives that are designated and effective as hedging
instruments carried at fair value

Commodity forward contracts	5,512	-

See also note 25.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16	–	EMPLOYEE BENEFITS

A.	Composition

	As of December 31,
	2 0 0 8	2 0 0 7

Post Employment Benefits:
Benefits to retirees	1,058	1,399

Other long term employee benefits:
Liability for vacation pay	5,163	5,054

Short term employee benefits:
Accrued payroll and related expenses	9,097	9,321
Accrued severance pay	214	46

	15,532	15,820

B.	Defined contribution plan

Most of the Group’s employees are covered by Article 14 to the Severance Law and therefore the Group’s companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

The total expense recognized in the income statement of NIS 3,995 thousand represents contributions to these plans by the group.

C.	Defined benefit plans

The groups defined benefit plans include benefits to retirees – holiday gifts and paper distribution.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2008	2007

Discount rate	5.9%	3.62%
Expected rate of inflation	2.1%	1.9%
Expected rate of leaving	3%-11%	5%

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16	–	EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans (cont.)

Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2008	2007

Current service cost	17	74
Interest on obligations	66	66
Actuarial gains recognized in the year	(382)	-
Benefit paid during the year	(42)	(38)

	(341)	102

The amount included in the balance sheet arising from the entity’s obligation in respect of its defined benefit plans is as follows:

	As of December 31,
	2008	2007

Present value of funded defined benefit obligation	1,058	1,399

Movements in the present value of the defined benefit obligation in the current period were as follows:

	As of December 31,
	2008	2007

Opening defined benefit obligation	1,399	1,297
Current service cost	17	74
Interest cost	66	66
Actuarial gains	(382)	-
Benefits paid	(42)	(38)

Closing defined benefit obligation	1,058	1,399

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16	–	EMPLOYEE BENEFITS (Cont.)

D.	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the company include liabilities for vacation pay.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2008	2007

Discount rate	5.9%	3.62%
Expected rate of inflation	2.1%	1.9%
Expected rate of leaving	3%-11%	5%
Expected rate of salary increase	4.25%	2.31%

Amounts recognized in profit or loss in respect of these other long term employee benefit are as follows:

	Year ended December 31,
	2008	2007

Interest on obligations	296	274
Losses/(gains) recognized in the year	(14)	195
Benefit paid during the year	(173)	(87)

	109	382

The amount included in the balance sheet arising from the entity’s obligation in respect of other long term employee benefits is as follows:

	As of December 31,
	2008	2007

Present value of funded defined benefit obligation	5,163	5,054

Movements in the present value of other long term obligations in the current period were as follows:

	As of December 31,
	2008	2007

Opening defined benefit obligation	5,054	4,672
Interest cost	296	274
Losses / (gains)	(14)	195
Benefits paid	(173)	(87)

Closing defined benefit obligation	5,163	5,054

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments:

(1)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from Hadera Paper Group. At the balance sheet date, the group had outstanding commitments under non cancellable operating leases, which fall due as follows:

Consolidated

Within 1 Year	4,685
Between 1 to 2 Years	3,040
Between 2 to 5 Years	9,120

16,845

B.	Liens

To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2008 is NIS 144,640 thousand), the Company entered into a “negative pledge agreement” under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

C.	Guarantees

The Company from time to time and in the course of its ongoing operations provides guarantees.

NOTE 18	–	SHAREHOLDERS’ EQUITY

A.	As of December 31, 2008 and 2007, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized – 38,000 shares; issued and paid up – 1,000 shares.

B.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors (See also Note 1A).

C.	Capital Reserves

1.	Capital reserves in respect of cash flow hedging

Balance - January 1, 2008	-
Effective part of changes in value	(5,512)
Deferred taxes	1,433

Balance - December 31, 2008	(4,079)

2.	Capital reserves in respect of presentation of shareholders’ capital note at fair value

Balance - January 1, 2007	929
Change during the year	-

Balance - December 31, 2007	929
Changes during the year	-

Balance - December 31, 2008	929

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19	–	REVENUE

	Year ended December 31,
	2 0 0 8	2 0 0 7

Industrial operations	569,772	580,202
Commercial operations	162,575	189,830

	732,347	770,032

NOTE 20	–	COST OF SALES

	Year ended December 31,
	2 0 0 8	2 0 0 7

Purchases (*)	141,478	175,507
Materials consumed	373,131	383,002
Salaries and related expenses	42,760	40,756
Subcontracting	4,494	5,260
Energy costs	49,240	57,700
Depreciation	11,487	10,432
Other manufacturing costs
and expenses (including rent)	34,796	28,133

	657,386	700,790
Change in finished goods,
goods in process, and
products in transit (**)	(7,746)	(12,790)

	649,640	688,000

(*)	The purchases of the Group are related principally to commercial operations.

(**)	Change in raw and auxiliary materials are included in materials consumed.

NOTE 21	–	SELLING EXPENSES

	Year ended December 31,
	2 0 0 8	2 0 0 7

Salaries and related expenses	19,780		19,340
Packaging and shipping to customers	6,512	(*)	6,065
Maintenance and rent	8,408		8,438
Vehicles	1,855	(*)	1,953
Advertising	126		450
License fees to a shareholder	-		26
Depreciation	124		212
Others	1,488	(*)	1,405

	38,293		37,889

(*)	Reclassified.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22	–	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2 0 0 8	2 0 0 7

Salaries and related expenses	4,025		4,221
Office maintenance	147		174
Professional and management fees	1,413		1,998
Depreciation	57		57
Bad and doubtful debts	1,336	(*)	156
Other	2,762	(*)	3,926

	9,740		10,532

(*)	Reclassified.

NOTE 23	–	FINANCE COSTS

		Year ended December 31,
		2 0 0 8	2 0 0 7

A.	Financing income:
	Interest income	415	393
	Foreign currency gains (see note C)	5,474	5,390

	Total financing income	5,889	5,783

B.	Financing costs:
	Interest expenses
	Interest on bank loans	13,134	13,857
	Interest on defined benefit arrangements (see note 16)	362	340

	Total interest expenses	13,496	14,197

	Total financing costs	13,496	14,197

	Net finance cost	7,607	8,414

C.	Foreign Exchange
	The amounts credited to the consolidated income
	statement are presented below:
	Included in net financing costs
	Foreign currency gains	3,092	5,390
	Fair value gains on forward foreign exchange
	contracts (see note 25)	2,382	-

	Net foreign currency gains	5,474	5,390

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	–	INCOME TAXES

A.	The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefit the Company is entitled to under this law is accelerated depreciation rates.

B.	Composition

	Year ended December 31,
	2 0 0 8	2 0 0 7

Current taxes	97	140
Taxes in respect of prior years	-	74
Deferred taxes (D. below)	7,030	7,006

	7,127	7,220

C.	Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2 0 0 8	2 0 0 7

Income before income taxes	26,483	25,510

Statutory tax rate	27%	29%
Tax computed by statutory tax rate	7,150	7,398

Tax increments (savings) due to:
Non-deductible expenses	75	-
Loss on disposal not recognized as deferred tax asset	158	-
Differences arising from basis of measurement	(256)	(252)
Prior years income taxes	-	74

	7,127	7,220

D.	Deferred Taxes

	Year ended December 31,
	2 0 0 8	2 0 0 7

Balance as of beginning of year	(18,677)	(11,671)
Charged to the consolidated income statements	(7,030)	(7,006)
Charged directly to equity	1,433	-

Balance as of end of year	(24,274)	(18,677)

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	–	INCOME TAXES (Cont.)

D.	Deferred Taxes (cont.)

	As of December 31,
	2 0 0 8	2 0 0 7

Deferred taxes arise from the following:

Allowance for doubtful accounts	744	570
Vacation and recreation pay	1,586	1,743
Carry forward tax losses	2,533	8,933
Depreciable fixed assets	(30,624)	(29,934)
Accrued severance pay, net	54	11
Cash flow hedges	1,433	-

	(24,274)	(18,677)

For 2008 – Deferred taxes were computed at rates between 26%-25%, primarily – 25%.

Deferred taxes are recognized in respect of all carry forward losses of the Company, except from loss on disposal of property, plant and equipment amounted to NIS 584 thousands as of December 31, 2008.

Deferred taxes are not recognized in respect of all losses of subsidiaries amounted to NIS 623 thousands as of December 31, 2008.

E.	Reduction of Corporate Tax Rates

In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established..

F.	Carry forward tax losses of the Group and the Company are NIS 33,752 thousand as of December 31, 2007 and NIS 9,743 thousand as of December 31, 2008, respectively.

G.	The Company and its Subsidiaries have tax assessments that are final through the 2002 tax year.

H.	On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) – 2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	–	FINANCIAL INSTRUMENTS

A.	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2008	2007

Financial assets
Derivative instruments	2,382	-
Loans and receivables
(including cash and cash equivalents)	183,960	194,093

Financial liabilities
Derivative instruments in designated hedge
accounting relationships	5,512	-
Amortized cost	325,397	364,718

C.	Credit risk

The Group’s cash and cash equivalents as of December 31, 2008 and 2007 are deposited mainly with major banks. The group considers the credit risks in respect of these balances to be remote.

Most of the group’s sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

The group uses a credit insurance policy to manage its exposure to the risk of customers defaulting on sales invoices raised.

Total amount of trade receivables insured against credit insurance is NIS 103,427 thousands as of December 31, 2008. (2007: NIS 130,576 thousands).

The carrying amount of financial assets recorded in the financial statements, net of insured amount, represents the group’s exposure to credit risk.

D.	Liquidity risk

Liquidity risk is the risk that the Group could experience difficulties in meeting its commitments to creditors as financial liabilities fall due for payment. The Group manages its liquidity risk by using reasonable and retrospectively-assessed assumptions to forecast the future cash-generative capabilities and working capital requirements of the businesses it operates and by maintaining sufficient reserves, committed borrowing facilities and other credit lines as appropriate.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	–	FINANCIAL INSTRUMENTS (Cont.)

D.	Liquidity risk (cont.)

Forecast liquidity represents the Group’s expected cash inflows, principally generated from sales made to customers, less the Group’s contractually – determined cash outflows, principally related to supplier payments and the repayment of borrowings, plus the payment of any interest accruing thereon. The matching of these cash inflows and outflows rests on the expected ageing profiles of the underlying assets and liabilities. Short-term financial assets and financial liabilities are represented primarily by the Group’s trade receivables and trade payables respectively. The matching of the cash flows that result from trade receivables and trade payables takes place typically over a period of three to four months from recognition in the balance sheet and is managed to ensure the ongoing operating liquidity of the Group. Financing cash outflows may be longer-term in nature. The Group does not hold long-term financial assets to match against these commitments, but is significantly invested in long-term non-financial assets, which generate the sustainable future cash inflows, net of future capital expenditure requirements, needed to service and repay the Group’s borrowings.

The following table presents the Group’s outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group’s financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values, since the impact of the time value of money is immaterial over such a short duration.

Maturity profile of outstanding financial liabilities’

	1 year	1-2 years	2-5 years	Total

2008
Supplier payables	180,757	-	-	180,757
Borrowings'	123,002	11,510	14,741	149,253

Total	303,759	11,510	14,741	330,010

2007
Supplier Payables	205,022	-	-	205,022
Borrowings'	118,997	17,614	25,034	161,645
Capital note	5,514	-	-	5,514

Total	329,533	17,614	25,034	372,181

E.	Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Liabilities		Assets
	2008	2007	2008	2007
	NIS	NIS	NIS	NIS

USD	52,685	79,390	25,787	26,984
EUR	22,654	14,547	3,354	242

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	–	FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (cont.)

The Group is mainly exposed to USD and EUR.

The following table details the Group’s sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10% weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	USD Impact	EUR Impact
	2008	2008
	NIS	NIS

Profit or loss (1)	(2,832)	324
Other equity (2)	-	551

(1)	This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

(2)	This is as a result of the changes in fair value of derivative instruments designated as cash flow hedges.

Forward foreign exchange contracts
The Group enters into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions, which are treated as non hedging instruments. The resulting gain or loss is recognized in profit or loss immediately.

The following table details the forward foreign currency (FC) contracts outstanding as at reporting date:

	Buy Currency	Sell Currency	Net Fair value NIS

Outstanding contracts

Less than 3 months	USD	NIS	1,637
3 to 6 months	USD	NIS	168
Less than 3 months	EUR	NIS	577

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	–	FINANCIAL INSTRUMENTS (Cont.)

F.	Commodity price risk

The group has entered into cash flaw hedge contracts in order to reduce its exposure to change in raw materials price.

The following table details cash flow hedge contracts outstanding as at reporting date:

Outstanding contracts	Realization date	Contracts Value	Fair value	Loss on cash flow hedges

Buy pulp	End of every month 1-12/09	26,935	21,423	5,512

G.	Fair value of financial instruments

The financial instruments of the Group consist of derivative and non derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities, long-term loans from banks and capital notes to shareholders. Derivative assets include foreign exchange forward contracts. Derivative liabilities include cash flow hedges. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	–	LINKAGE TERMS OF MONETARY BALANCES

	December 31, 2008			December 31, 2007
	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	Unlinked	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	Unlinked
	NIS in thousands			NIS in thousands

Assets:
Current assets:
Cash and cash equivalents	13,094	-	221	242	-	81
Financial assets carried at fair value through profit or loss	2,382	-	-	-	-	-
Trade and other receivables	13,665	-	156,980	26,984	-	166,786

	29,141	-	157,201	27,226	-	166,867

Liabilities:
Current liabilities:
Short-term credit from banks	-	-	105,388	-	-	101,760
Capital notes to shareholders	-	-	-	5,514	-	-
Trade and other payables	69,827	747	110,183	88,423	946	115,653
Other financial liabilities	5,512	-	-	-	-	-
Long term loans (including current maturities)	-	12,684	26,568	-	20,422	32,000
Provision for pension and vacation	-	-	6,221	-	-	6,453

	75,339	13,431	248,360	93,937	21,368	255,866

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 27	–	RELATED PARTIES

The Group is owned by Neusiedler Holding (The "Parent Company") (50.1%) and Hadera Paper Ltd. (49.9%).

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties

	Hadera Paper and its subsidiaries		Neusiedler Holding and its subsidiaries
	Year ended December 31,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7

Sales to related parties	15,090	22,928	-	2,675

Purchases of goods	-	-	2,895	14,865

Cost of sales	93,055	90,360	2,660	2,623

Selling expenses, net
(Participation in selling
expenses, net)	-	-	-	64

General and
administrative expenses	1,372	1,998	-	-

Financing expenses ,net	3,703	2,880	232	232

B.	Balances with Related Parties

	Hadera Paper and its subsidiaries		Neusiedler Holding and its subsidiaries
	As of December 31,		As of December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7

Other receivables	-	-	370	-

Trade payables	69,614	71,109	221	38,090

Other payables and accrued expenses	-	-	-	34

Capital notes to shareholders	-	2,757	-	2,757

C.	(1)	The Company leases its premises from Hadera Paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements.

(2)	The Group is obligated to pay commissions to Mondi Neusiedler GmbH.

D.	Compensation of key management personnel

Total remuneration of key management during the year was NIS 5,720 thousands (2007: NIS 5,237 thousands).

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 28	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY

A.	General

The separate condensed financial statements of the company have been prepared using accounting policies consistent with the consolidated financial statements, except from:

1.	Investments in subsidiaries are stated at historical cost.
2.	Transactions between the company and its subsidiaries have not been eliminated.

B.	Balance Sheets

	Company
	As of December 31,
	2 0 0 8	2 0 0 7

Current Assets
Cash and cash equivalents	6,909		-
Other receivables	7,654		7,098
Inventories	95,426		98,327
Subsidiaries	115,572		210,746

	225,561		316,171

Long-Term Investments
Investments in Subsidiaries	4,338		4,338
Capital note from subsidiary	90,000		-

Fixed Assets, net	154,441		155,951

	474,340		476,460

Current Liabilities
Short term bank credit	105,388		101,760
Current maturities of long-term bank loans	15,768		14,387
Capital notes to shareholders	-		5,514
Trade payables	82,312		96,449
Other financial liabilities	5,512		-
Hadera Paper Ltd. Group	72,527		71,109
Other payables and accrued expenses	11,579	(*)	13,099
Accrued severance pay, net	214		46

	293,300		302,364

Long term liabilities
Long-term bank loans	23,484		38,035
Provision for pension and vacation	6,221	(*)	6,453
Deferred taxes	25,017		19,247

	54,722		63,735

Shareholders' Equity	126,318		110,361

	474,340		476,460

(*)	Reclassified

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 28	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

C.	Statement of Operations

	Year ended December 31,
	2 0 0 8	2 0 0 7

Net sales	570,244	580,202

Cost of sales	510,833	517,376

Gross profit	59,411	62,826

Selling expenses	22,596	21,609

General and administrative expenses	8,313	7,758

Operating profit	28,502	33,459

Financing expenses, net	1,263	8,280

Profit before income tax	27,239	25,179

Income tax charges	7,203	6,735

Profit for the year	20,036	18,444

D.	Statements of Changes in Shareholders’ Equity

	Share Capital	Premium	Capital reserves	Retained earnings	Total

Balance - January 1, 2007	1	41,125	929	49,862	91,917

Changes during 2007:
Profit for the year	-	-	-	18,444	18,444

Balance - December 31, 2007	-	41,125	929	68,306	110,361

Changes during 2008:
Profit for the year	-	-	-	20,036	20,036
Loss on cash flow hedges, net	-	-	(4,079)	-	(4,079)

Balance - December 31, 2008	1	41,125	(3,150)	88,342	126,318

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”).

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.
—	De-recognition of assets and liabilities if IFRS do not permit such recognition.
—	Classification of assets, liabilities and components of equity according to IFRS.
—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company chose to implement two reliefs. See note 29f.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and entered into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, and December 31, 2007, and the consolidated statement of income and the shareholders’equity for the year ended on December 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS

	December 31, 2007					January 1, 2007
	Israeli GAAP		Effect of Transition to IFRS	IFRS		Israeli GAAP		Effect of Transition to IFRS	IFRS
	NIS in thousands					NIS in thousands

Assets
Current assets
Cash and cash equivalents		323	-		323		15	-		15
Trade receivables		190,935	-		190,935		173,174	-		173,174
Other receivables		13,652	(11,257)		2,395		6,686	(2,376)		4,310
Inventories		143,366	-		143,366		109,116	-		109,116

Total current assets		348,276	(11,257)		337,019		288,991	(2,376)		286,615

Non-current assets
Property, plant and equipment		156,493	-		156,493		160,288	-		160,288
Goodwill		3,177	-		3,177		3,177	-		3,177
Long term trade receivables		440	-		440		-	-		-

Total non-current assets		160,110	-		160,110		163,465	-		163,465

Total assets		508,386	(11,257)		497,129		452,456	(2,376)		450,080

Equity and liabilities
Current liabilities
Short-term bank credit		101,760	-		101,760		96,740	-		96,740
Current maturities of long-term
bank loans		14,387	-		14,387		15,243	-		15,243
Capital notes to shareholders		5,514	-		5,514		5,231	-		5,231
Trade payables		118,912	-		118,912		108,007	-		108,007
Hadera Paper Group, net		71,109	-		71,109		62,807	-		62,807
Current tax liabilities		-	169		169		-	76		76
Other payables and accrued
Expenses	(*)	14,955	(169)	(*)	14,786	(*)	15,702	(76)	(*)	15,626
Accrued severance pay, net	(*)	46	-	(*)	46	(*)	46	-	(*)	46

Total current liabilities		326,683	-		326,683		303,776	-		303,776

Non-current liabilities
Long-term bank loans		38,035	-		38,035		33,869	-		33,869
Capital notes to shareholders		-	-		-		6,515	-		6,515
Deferred taxes		29,934	(11,257)		18,677		14,047	(2,376)		11,671
Provision for pension and vacation	(*)	6,453	-	(*)	6,453	(*)	5,258	-	(*)	5,258

Total non-current liabilities		74,422	(11,257)		63,165		59,689	(2,376)		57,713

Capital and reserves
Share capital		1	-		1		1	-		1
Premium		43,352	-		43,352		43,352	-		43,352
Capital reserves		929	-		929		929	-		929
Retained earnings		62,999	-		62,999		44,709	-		44,709

		107,281	-		107,281		88,991	-		88,991

Total equity and liabilities		508,386	(11,257)		497,129		452,456	(2,376)		450,080

(*)	Reclassified.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

	Year ended December 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands

Revenue	770,032	-	770,032
Cost of sales	688,000	-	688,000

Gross profit	82,032	-	82,032

Operating costs and expenses
Selling expenses	37,889	-	37,889
General and administrative expenses	10,532	-	10,532
Other income	(313)	-	(313)

	48,108	-	48,108

Operating profit	33,924	-	33,924

Finance income	-	(5,783)	(5,783)
Finance costs	8,414	5,783	14,197

Profit before tax	25,510	-	25,510
Income tax charge	(7,220)	-	(7,220)

Profit for the period	18,290	-	18,290

D.	Equity Reconciliation

	Share capital	Premium	Capital reserves	Retained earnings	Total

Year ended December 31, 2007
Israeli GAAP	1	43,352	929	62,999	107,281

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	62,999	107,281

Balance - January 1, 2007
Israeli GAAP	1	43,352	929	44,709	88,991

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	44,709	88,991

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information

1.	Classification of Interest Received

In accordance with generally accepted accounting principles in Israel, Interest received was classified as cash flows provided from operating activity.

Pursuant to IAS 7, Interest received can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

Consequently, amounts in the sum of NIS 393 thousand was classified as cash flow provided from investing activities for the year ended December 31, 2007.

2.	Classification of Interest paid

In accordance with generally accepted accounting principles in Israel, Interest paid was classified as cash flows used in operating activities.

Pursuant to IAS 7, Interest paid can be classified as cash flows used in operating activities or cash flows used in financing activities.

Consequently, amounts in the sum of NIS 11,749 thousand was classified as cash flow used in financing activities for the year ended December 31, 2007.

3.	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 2,376 thousand and NIS 11,257 thousand which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, and December 31, 2007 respectively.

4.	Financial Revenues and expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented in the income statement as a net amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amount of NIS 14,197 thousand and financing income in the amount of NIS 5,783 thousand were presented in the income statement for the year ended December 31, 2007 respectively.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (cont.)

5.	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax liabilities were classified as other current liabilities.

Pursuant to IAS 1, current tax liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 76 thousand and NIS 169 thousand which were previously presented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007, and December 31, 2007 respectively.

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

1.	Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 are treated in accordance to generally accepted accounting principles in Israel.

2.	IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

Exhibit 6

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel

Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla-Kimberly Ltd.

We have audited the accompanying consolidated balance sheets of Hogla-Kimberly Ltd. (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, consolidated changes in shareholders’ equity and consolidated cash flows of the Company for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of operations, changes in shareholders’ equity and cash flows of the Company on consolidated basis, for each of the two years then ended, in conformity with international financial reporting standards and in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
26 February, 2009

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
(NIS in thousands)

		As of December 31,
	Note	2 0 0 8	2 0 0 7

Current Assets
Cash and cash equivalents	4	23,219	23,082
Trade receivables	5	264,918	263,879
Inventories	6	234,841	184,424
Current tax assets	22	137	12,219
Capital note of shareholder	7	32,770	-
Other current assets	8	6,340	8,019

		562,225	491,623

Non-Current Assets
Capital note of shareholder	7	-	31,210
VAT Receivable		41,423	43,317
Property plant and equipment	9A	317,174	310,368
Goodwill	10	18,708	24,495
Employee benefit asset	11	343	-
Deferred tax assets	22	4,389	11,245
Prepaid expenses for operating lease	9B	1,894	2,022

		383,931	422,657

		946,156	914,280

Current Liabilities
Borrowings	12	52,718	155,302
Trade payables	13	286,835	262,304
Employee benefit obligations	11	1,808	1,473
Current tax liabilities	22	5,413	2,260
Other payables and accrued expenses	14	44,023	36,909

		390,797	458,248

Non-Current Liabilities
Borrowings	12	59,044	-
Employee benefit obligations	11	17,312	15,366
Deferred tax liabilities	22	38,014	39,730

		114,370	55,096

Commitments and Contingent Liabilities	15
Capital and reserves	16
Issued capital		265,246	265,246
Reserves		(57,680)	(8,106)
Retained earnings		233,423	143,796

		440,989	400,936

		946,156	914,280

———————————————— T. Davis Chairman of the Board of Directors	———————————————— O. Lux Chief Financial Officer	———————————————— A. Schor Chief Executive Officer

Approval date of the interim financial statements: 26 February, 2009.

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
(NIS in thousands)

		Year ended December 31,
	Note	2 0 0 8	2 0 0 7

Revenue	17	1,608,576	1,375,674

Cost of sales	18	1,097,567	968,594

Gross profit		511,009	407,080

Operating costs and expenses

Selling and marketing expenses	19	308,737	286,042

General and administrative expenses	20	66,519	59,588

Operating profit		135,753	61,450

Finance expenses	21	(12,355)	(29,327)

Finance income	21	13,702	1,790

Profit before tax		137,100	33,913

Income taxes charge	22	(47,473)	(64,545)

Profit (loss) for the period		89,627	(30,632)

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2008

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Exchange differences arising on
translation of foreign operations	-	-	(52,096)			(52,096)
loss on cash flow hedges	-	-	-	(417)	-	(417)
Transfer to profit or loss from equity
on cash flow hedges, net	-	-	-	2,939	-	2,939
Profit for the year	-	-			89,627	89,627

Balance - December 31, 2008	29,638	235,608	(58,853)	1,173	233,423	440,989

Year ended December 31, 2007

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
Exchange differences arising on
Translation of foreign operations	-	-	7,636	-	-	7,636
loss on cash flow hedges	-	-	-	(1,306)	-	(1,306)
Transfer to profit or loss from equity on
cash flow hedges, net	-	-	-	33	-	33
Capitalization of retained earnings
From Approved Enterprise
Earnings	-	5,455	-	-	(5,455)	-
Movement in capital note
revaluation reserve	-	-	-	-	(1,560)	(1,560)
Loss for the year	-	-	-	-	(30,632)	(30,632)

Balance - December 31, 2007	29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
(NIS in thousands)

	Year ended December 31,
	2 0 0 8	2 0 0 7

Cash flows - operating activities
Net income (Loss) for the year	89,627	(30,632)
Adjustments to reconcile operating
profit to net cash provided by
operating activities (Appendix A)	12,972	121,853

Net cash generated by
operating activities	102,599	91,221

Cash flows - investing activities
Acquisition of property plant and
equipment	(53,334)	(43,013)
Proceeds from disposal of Property
plant and equipment	4,851	124
Interest received	1,525	720

Net cash used in investing activities	(46,958)	(42,169)

Cash flows - financing activities
Borrowings received	82,947	-
Short-term bank credit	(124,286)	(7,368)
Interest paid	(8,353)	(26,470)

Net cash used in financing activities	(49,692)	(33,838)

Net increase in cash and cash equivalents	5,949	15,214
Cash and cash equivalents - beginning
of year	23,082	7,190
Effects of exchange rate changes on the
balance of cash held in foreign currencies	(5,812)	678

Cash and cash equivalents - end of year	23,219	23,082

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
(NIS in thousands)

		Year ended December 31,
		2 0 0 8	2 0 0 7

A.	Adjustments to reconcile operating
	profit to net cash provided by
	operating activities

	Finance expenses paid, net.	6,828	25,750
	Taxes on income recognized in profit and loss	47,473	64,545
	Depreciation and amortization	24,367	27,871
	Capital loss on disposal of property, plant and equipment	2,878	658
	Effect of exchange rate differences, net	-	(1,110)
	Effect of discounting capital note to shareholder	(1,560)	(1,560)

	Changes in assets and liabilities:
	Decrease (Increase) in trade receivables	5,465	25,381
	Decrease (Increase) in other current assets	3,872	(516)
	Increase in inventories	(66,659)	(7,004)
	Increase in trade payables	18,407	36,894
	Net change in balances with related parties	1,339	(5,878)
	Increase in other payables and accrued expenses	(1,073)	9,147
	Decrease in other long term asset	(9,163)	(14,177)
	Change in employee benefit obligations, net	9,682	4,822

		41,856	164,823

	Income taxes received	7,065	6,030
	Income taxes paid	(35,949)	(49,000)

		12,972	121,853

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	-	as defined in the 1968 Israeli Securities law and Regulations.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

(1)	Statement of compliance

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) for all reporting periods presented.

(2)	First term IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(2)	First term IFRS standards adoption (cont.)

In compliance with the mentioned above, the financial statements, as of December 31, 2008 and for the year then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB).

In these financial statements the Company applied IFRS 1 – “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the financial statements.while applying the said transition instructions the Company chose to apply two relief’s allowed under IFRS No. 1, see Note 27.

Until the adoption of IFRS the Company conducted the Financial Reporting in accordance with the Israeli GAAP. The annual financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the financial statements in accordance to the IFRS standards. See note 27 for the relevant material adjustments between the Israeli GAAP and the IFRS.

B.	The consolidated Financial Statements were prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

—	Assets and liabilities measured by fair value and derivative financial instruments.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Basis of preparation (cont.)

—	Inventories are stated at the lower of cost and net realizable value.

—	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

—	Liabilities to employees as described in note 2Q.

D.	Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they occur except for:

—	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

—	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2S below.

F.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

G.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property, plant and equipment (cont.)

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:

%

Buildings	2-4
Leasehold improvements	10-25
Machinery and equipment	5-10
Motor vehicles	15-20
Office furniture and equipment	6-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

H.	Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Impairment of tangible and intangible assets excluding goodwill (cont.)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

I.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net releasable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net releasable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:

Manufactured finished products	Based on standard cost method

Purchased finished goods raw, auxiliary	Based on moving-average basis.
materials and other

Inventories that are purchased on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

J.	Financial assets

(1)	General

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into Loans and receivables

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (cont.)

(2)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)	Impairment of financial assets

Financial assets, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For all other financial assets, objective evidence of impairment could include:

—	Significant financial difficulty of the issuer or counterparty; or

—	Default or delinquency in interest or principal payments; or

—	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

L.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

M.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments (cont.)

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income” or “finance expenses” lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

N.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition (cont.)

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

O.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(2)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation (Cont.)

(3)	Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

P.	prepaid expenses of operating lease

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. the Company’s lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as prepaid expenses for operating lease in respect of lease, and amortized over the remaining period of the lease.

Q.	Employee benefits

(1)	Post-Employment Benefits

The Group’s post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group’s post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group’s employees are covered by Article 14 to the Severance Law and therefore the Group’s companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group’s obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the income statements on the date they were incurred. The Past Service Cost is immediately recognized in the Group’s income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Employee benefits (Cont.)

(1)	Post-Employment Benefits (Cont.)

The Group’s liability in respect of the Defined Benefit Plan which is presented in the Group’s balance sheet, includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial profits (losses), which were not yet recognized and less past service cost that was not yet recognized. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

R.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

	Turkish Lira exchange rate vis-a-vis the U.S. dollar	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)
As of	(TL'000 per $1)

December 31, 2008	1,521	3.802	110.55
December 31, 2007	1,176	3.846	106.40

Increase (decrease) during the:	%	%	%

Year ended December 31, 2008	29.38	(1.14)	3.9
Year ended December 31, 2007	(16.95)	(8.97)	3.4

S.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations which are effective and have been applied in these financial statements

Three Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period, these are:

—	IFRIC 11	IFRS 2: Group and Treasury Share Transactions (effective 1 March 2007);

—	IFRIC 12	Service Concession Arrangements (effective 1 January 2008);

—	IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(1)	Standards and Interpretations which are effective and have been applied in these financial statements (cont.)

The adoption of the Interpretations has not led to any changes in the Group’s accounting policies.

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

At the date of authorization of these financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

At this stage, the management of the Group is examining the influence of this standard on the Company’s financial statements.

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1,Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 1 "First Time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements”

The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at first time adopting IFRS, and the method in which income from dividends received should be recognized.

The amendment is effective for annual periods commencing January 1, 2009. The company’s management decided on early adoption of the amendment. See note 26.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

(A)	General

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(B)	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Revenue recognition

In making their judgment, the management considered the detailed criteria for the recognition of revenue from the sale of goods set out in IAS 18 Revenue and, in particular, whether the Group had transferred to the buyer the significant risks and rewards of ownership of the goods. Following the detailed quantification of the Group’s liability in respect of rectification work, and the agreed limitation on the customer’s ability to require further work or to require replacement of the goods, the management is satisfied that the significant risks and rewards have been transferred and that recognition of the revenue in the current year is appropriate, in conjunction with the recognition of an appropriate provision for the rectification costs.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 18.7 million.

Useful lives of property, plant and equipment

As described at 2G above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

(C)	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Employee retirement benefits

The present value of the employee retirement benefits is based on an actuarial valuation using many assumptions inter alia the capitalization rate. Changes in the assumptions may influence the book value of the liabilities for retirement benefits. The Company determines the capitalization rate once a year based on the basis of the capitalization rate of government bonds. Other key assumptions are based on the current prevailing terms in the market and the past experience of the Company (see also note 11).

NOTE 4	–	CASH AND CASH EQUIVALENTS

	As of December 31,
	2008	2007
	NIS in thousands

Cash in banks	1,750	7,510
Short term bank deposits	21,469	15,572

Cash and cash equivalents	23,219	23,082

NOTE 5	–	TRADE RECEIVABLES

Composition

			As of December 31,
			2008	2007
			NIS in thousands

Domestic	-	Open accounts	178,421	172,982
	-	Checks receivable	36,444	33,994
	-	Related parties	948	897

			215,813	207,873

Foreign	-	Open accounts	27,235	40,596
	-	Related parties	29,335	21,781

			56,570	62,377

			272,383	270,250
Less - allowance for doubtful accounts			7,465	6,371

			264,918	263,879

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 5	–	TRADE RECEIVABLES (Cont.)

Composition (cont.)

The average credit period on sales of goods is 61 days.

For each customer, where possible, the Company checks its credit rating with an external credit rating companies to assess the potential customer’s credit quality and help in defining its credit limit. Credit limit for each customer is determined and approved according to the Company’s policy taking into account its rating and collaterals.

Of the trade receivables balance at the end of the year, 61 million NIS (2007: 66.2 million) is due from Company A, and 40 million Nis (2007:38 million) is due from customer B which are the Group’s largest customers .There are no other customers who represent more than 10% of the total balance of trade receivables.

Hogla Kimberly exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 24.

Included in the Group’s trade receivable balance, are debtors with a carrying amount of NIS 4,531 million which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group is insured for NIS 146 of these balances.

Ageing of past due but not impaired

31/12/08
NIS in thousands

30-90 days	4,467
More then 120 days	64

4,531

Movement in provision for doubtful debts during the year

	As of December 31
	2008	2007
	NIS in thousands

Balance at beginning of the year	6,371	26,855
Impairment losses recognized on receivables	2,360	783
Amounts written off as uncollectible	-	(14,519)
Amounts recovered during the year	(1,098)	(7,169)
Foreign currency exchange rate differences	(168)	421

Balance at end of the year	7,465	6,371

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 6	–	INVENTORIES

Composition

	As of December 31,
	2008	2007
	NIS in thousands

Raw and auxiliary materials	113,667	75,071
Finished goods	100,083	89,886
Spare parts and other	21,091	19,467

	234,841	184,424

In 2008 raw materials and changes in finished goods recognized as cost of sales amounted to NIS 564,455 (2007 – NIS 485,152).

As of December 31, 2008 and 2007 allowance for impairment of inventory amounted to NIS 5.4 and NIS 3.3 million, respectively.

All Finish goods and Raw and auxiliary materials inventories are expected to be recovered in period of no more than twelve months.

NOTE 7	–	CAPITAL NOTE OF SHAREHOLDER

The capital note of Hadera Paper, denominated in NIS, is not linked and does not bear interest.

As of the signing date of the financial statements, negotiations are in process between the shareholders, and the Company, regarding repayment of the capital note in the first half of 2009.

NOTE 8	–	OTHER CURRENT ASSETS

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Prepaid expenses	3,299	5,262
Derivatives assets (*)	2,041	-
Loans to employees	449	588
Other	551	2,169

	6,340	8,019

(*)	Derivatives assets see note 23.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 9	–	PROPERTY PLANT AND EQUIPMENT

A.	Composition and movement

	Buildings	Improvements	Machinery Equipment	Vehicles	Furniture Equipment	Total
	NIS in thousands

Cost:
Balance - January 1, 2008	56,589	13,558	488,301	14,510	18,481	591,439
Changes during 2008:
Additions	3,260	3,083	47,118	341	1,125	54,927
Dispositions	(490)	(607)	(39,673)	(2,231)	(4,492)	(47,493)
Foreign currency
translation adjustments	(8,269)	(316)	(13,225)	(277)	(1,252)	(23,339)

Balance - December 31, 2008	51,090	15,718	482,521	12,343	13,862	575,534

Accumulated depreciation:
Balance - January 1, 2008	21,521	7,247	225,389	12,647	14,267	281,071
Changes during 2008:
Additions	585	1,182	21,073	519	1,008	24,367
Dispositions	(465)	(23)	(32,578)	(2,225)	(4,473)	(39,764)
Foreign currency
translation adjustments	(1,433)	(165)	(4,797)	(278)	(641)	(7,314)

Balance - December 31, 2008	20,208	8,241	209,087	10,663	10,161	258,360

Net book value:
December 31, 2008	30,882	7,477	273,434	1,680	3,701	317,174

	Buildings	Improvements	Machinery Equipment	Vehicles	Furniture Equipment	Total
	NIS in thousands

Cost:
Balance - January 1, 2007
Changes during 2007:	52,531	12,066	453,748	13,101	16,493	547,939
Additions	1,158	1,406	34,007	1,424	1,580	39,575
Dispositions	-	-	(2,438)	-	-	(2,438)
Foreign currency
translation adjustments	2,900	86	2,984	(15)	408	6,363

Balance - December 31, 2007	56,589	13,558	488,301	14,510	18,481	591,439

Accumulated depreciation:
Balance - January 1, 2007	19,890	6,193	202,421	12,065	12,561	253,130
Changes during 2007:
Additions	1,157	1,034	23,435	597	1,519	27,742
Dispositions	-	-	(1,654)	-	-	(1,654)
Foreign currency
translation adjustments	474	20	1,187	(15)	187	1,853

Balance - December 31, 2007	21,521	7,247	225,389	12,647	14,267	281,071

Net book value:
December 31, 2007	35,068	6,311	262,912	1,863	4,214	310,368

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 9	–	PROPERTY PLANT AND EQUIPMENT (Cont.)

B.	Prepaid expenses for operating lease

Hogla-Kimberly leased land in Afula from the Israel Land Administration on January 1988 at the amount of NIS 4,600 thousand, the end of the leasing period is September 2023.

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Prepaid expenses for operating leases as of January, 1988	4,600	4,600
Accumulated expenses recognized in profit and loss	(2,706)	(2,578)

	1,894	2,022

NOTE 10	–	INVESTMENTS IN SUBSIDIARIES

A.	Goodwill

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Cost	44,927	44,927
Translation adjustments	(7,301)	(1,514)

	37,626	43,413
Less - accumulated amortization	18,918	18,918

	18,708	24,495

B.	Annual impairment test

The goodwill is allocated to KCTR’s activity, which is the cash generating unit for the purpose of calculating the recoverable amount.

The recoverable amount value is based on the Value in Use, calculated by eight (*) years DCF forecast approved by the company’s management and based on the following assumptions, determined by KC experience in similar markets. :

1.	Long term growth ratio of 0%.
2.	Weighted cost of capital of 13%.

(*)	Eight years is the period in which KCTR is expected to complete its strategic plan for entering the Turkish market, Based on KC experience in similar markets.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 10	–	INVESTMENTS IN SUBSIDIARIES (Cont.)

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.ª. (“KCTR”)

As of December 31, 2008 and 2007, the Group’s investment in KCTR (a Turkish Subsidiary) amounted to NIS 208,313 and NIS 144,992 thousand respectively (including goodwill –see above). In recent years KCTR incurred significant losses from operations.

The company examined the investment in KCTR for impairment in accordance to its revocable amount.

Based on the said examination, the company’s business forecast and estimates made, no impairment is required. (see note 10 B above)

During years 2005 – 2008, the Company provided KCTR NIS 524,677 thousand for the continuation of its on going operations. In addition, the Company has committed to financially support KCTR in 2009. Such finance support may be granted to KCTR either by cash injections, long-term loans, or guaranties if required so by banks according to the financing needs of KCTR.

D.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2008, include the financial statements of the following Subsidiaries:

Ownership and control as of December 31, 2008
%

Hogla-Kimberly Marketing Ltd. ("Marketing")	100.0

Kimberly Clark Tuketim Mallari Sanayi Ve Ticaret
A.S. ("KCTR")	100.0
Mollet Marketing Ltd. ("Mollet")	100.0
H-K Overseas (Holland) B.V. (*)	100.0
Hogla-Kimberly Holding Anonim Sirketi (*)	100.0

(*) The company is inactive.

E.	Capital Injections

1.	In December, 2007 the capital notes to KCTR were converted to capital injections at the amount of NIS 44,609 thousands.

2.	In December 2007, Hogla Kimbely made a share premium contribution to it’s subsidiary, H-K Overseas (Holland) B.V, in the amount of NIS 18,045 thousands.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS

A.	Composition

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Severance pay benefits:
Severance pay liability	3,341	1,142
Less - Amounts deposited with a general fund	(1,745)	-
Severance pay net	1,596	1,142

Post Employment Benefits:
Benefits to retirees	1,995	1,899

Other short term employee benefits:
Liability for early retirement	1,063	992
Liability for vacation pay	745	481

Other long term employee benefits:
Liability for early retirement	3,946	3,402
Liability for vacation pay	9,432	8,923

	18,777	16,839

Stated in the balance sheet as follows:
Non current Assets	343	-
Short-term Liabilities	1,808	1,473
Long-term Liabilities	17,312	15,366

	18,777	16,839

B.	Defined contribution plan

Most of the Company and its Israeli subsidiaries employees are covered by Article 14 to the Severance Law and therefore the Company and its Israeli subsidiaries makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

During the year 2008 a sum of NIS 15,162 thousand was recognized in the income statement due to the defined contribution plan.

C.	Actuarial assumptions

The groups defined benefit plans and other long term employee benefits provisions, has been calculated by estimating the present value of the future probable obligation using actuarial valuation methods. The discounted rate is based on yield on government bonds at a fixed interest rate which have an average lifetime equal to that of the gross liability. The actuarial assumptions used in each plan are detailed bellow.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans

The groups defined benefit plans include benefits to retirees and severance pay

1.	The group’s Severance pay liability.

The group has severance pay liability in Israel and in Turkey. Obligations of the Company and its Israeli subsidiaries for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, accordingly, neither of these amounts nor the corresponding accruals are reflected in the financial statement. Severance pay provisions resulting from the Israeli companies and included in the financial statements of the group are due to increased severance pay which are not covered by deposits made on monthly basis. In respect of this part of the obligation, there is a reserve deposited in the Company’s name in a recognized compensation fund

Under the Turkish Labor Law, the Company is required to pay employment termination benefits to each employee who has qualified. Also, employees are required to be paid their retirement pay provisions who retired by gaining right to receive retirement pay provisions according to current 506 numbered Social Insurance Law’s 6 March 1981 dated, 2422 numbered, 25 August 1999 dated and 4447 numbered with 60th article that has been changed. Some transition provisions related to the pre-retirement service term was excluded from the law since the related law was changed as of 23 May 2002.

The principal assumptions used for the Severance pay liability in Israel actuarial valuations were as follows:

	Valuation at
	2008	2007

Discount rate	6.07%	3.62%
Expected rate of inflation	2.13%	1.9%
Expected rate of salary increase	4.25%	2.31%

The provisions at the respective balance sheet dates in Turkish subsidiary have been calculated assuming an annual inflation rate of 5.4% and a discount rate of 12%, resulting in a real discount rate of approximately 6.26% ( 31 December 2007: 5.71%).

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans

1.	The group’s Severance pay liability.(Cont.)

The amounts recognized in profit or loss in respect of Severance pay liability are as follows:

	Year ended December 31,
	2008	2007
	NIS in thousands

Current service cost	2,724	1,762
Interest on obligations	135	123
Actuarial losses recognized in the year	51	-
Benefit paid during the year	(440)	(3,373)
Foreign currency translation affect	(271)	319

	2,199	(1,169)

The amount included in the balance sheet arising from the entity’s obligation in respect of Severance pay liability is as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Present value of Severance pay liability	3,341	1,142

The amount of Severance pay liability of 3,341 consists of: NIS 1,939 thousands (2007 –NIS 1,142 thousands) due to severance pay liability for of the Turkish subsidiary employees according to the Turkish law and NIS 1,402 thousand due to liability for increased severance pay for certain employees according to a collective agreement.

Movements in the present value of Severance pay liability in thecurrent period were as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Opening defined benefit obligation	1,142	2,311
Current service cost	2,724	1,762
Interest cost	135	123
Actuarial losses	51	0
Benefit paid during the year	(440)	(3,373)
Foreign currency translation affect	(271)	319

Closing defined benefit obligation	3,341	1,142

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans

2.	Benefits to retirees of holiday vouchers.

The financial statements include liability to benefits given to retirees – holiday gifts. Employees who are not temporary are entitled to receivie holiday vouchers, after retirement, until the end of their life. In cases of death, the remaining spouses are entitled to receive the benefits until the end of their life.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2008	2007

Discount rate	6.07%	3.62%
Expected rate of inflation	2.13%	1.9%
Expected rate of leaving	2.6%-15.1%	4.5%-11.5%

The amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2008	2007
	NIS in thousands

Current service cost	48	-
Interest on obligations	92	92
Actuarial losses recognized in the year	58	88
Benefit paid during the year	(104)	(80)

	94	100

The amount included in the balance sheet arising from the entity’s obligation in respect of its benefits to retirees’ plans is as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Present value of funded defined benefit obligation	1,995	1,899

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans

2.	Benefits to retirees of holiday vouchers.(Cont.)

Movements in the present value of the defined benefit obligation in the current period were as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Opening defined benefit obligation	1,899	1,799
Current service cost	48	-
Interest cost	94	92
Actuarial losses	58	88
Benefits paid	(104)	(80)

Closing defined benefit obligation	1,995	1,899

E.	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the company include liabilities for vacation pay and early retirement.

1.	Vacation pay

The financial statements include a provision for redemption and utilization of vacation on the basis of an actuarial calculation.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2008	2007

Discount rate	6.07%	3.62%
Expected rate of inflation	2.13%	1.9%
Expected rate of leaving	2.6%-15.1%	4.5%-11.5%
Expected rate of salary increase	4.25%	2.31%

The amount included in the balance sheet arising from the entity’s obligation in respect of vacation pay is as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Present value of funded defined benefit obligation	9,432	8,923

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS (Cont.)

E.	Other long term employee benefits (Cont.)

1.	Vacation pay (Cont.)

Movements in the present value of vacation pay in the current period were as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Opening defined benefit obligation	8,923	7,734
Interest cost	575	456
Losses	291	1,220
Benefits paid	(357)	(487)

Closing defined benefit obligation	9,432	8,923

2.	Early retirement

The obligation in respect of early retirement includes an obligation for pension for the period starting the date of the early retirement up to reaching the legal retirement age.

The amount included in the balance sheet arising from the entity’s obligation in respect of early retirement is as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Present value of funded defined benefit obligation	5,009	4,394

Movements in the present value of early retirement in the current period were as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Opening defined benefit obligation	4,394	-
Interest cost	233	-
Current service cost	1,383	4,645
Benefits paid	(1,001)	(251)

Closing defined benefit obligation	5,009	4,394

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 12	–	LOANS AND BORROWINGS FROM BANKS

This Note provides information about the contractual terms of the interest-bearing loans and borrowings. For more information about the exposure of the Group to interest rate and foreign currency risks, see Note 23

A.	Composition

	December 31, 2008	December 31, 2007
	NIS thousands

Current liabilities to banks
Short-term borrowings	28,815	155,302
Current maturities of long term bank loans (*)	23,903	-

	52,718	155,302

Non-current liabilities to banks and others
Long tern bank loans	59,044	-

	111,762	155,302

(*)	The loans are not linked and bear interest at a variable rate. The principal of the loan and interest are paid quarterly.

B.	Terms and debt repayment table

		Nominal interest rate (*)	Current Liabilities December 31,		Non-Current liabilities December 31,
			2008	2007	2008	2007
	Currency	%	NIS in thousands

Loans and borrowings
from banks:
Borrowing:
NIS nominated	NIS	3.8	28,530	59,260	-	-
YTL nominated	YTL	20.09	285	96,042
Loans:
NIS nominated	NIS	3.25	23,903	-	59,044	-

			52,718	155,302	59,044	-

(*)	As of December 31, 2008

On January 2008, the Company made an agreement with an Israeli bank for prime linked interest loan in the amount of NIS 100 million which will be repaid during a four years period. As part of the agreement the Company agreed to the following covenants:

1.	It’s shareholder’s equity will not be less than NIS 250 million and not less than 25% of the total consolidated assets.

2.	Both the Company’s shareholder’s Kimberly Clark and Hadera Paper separately or together, will not hold less than 51% of the Company’s share capital.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 12	–	LOANS AND BORROWINGS FROM BANKS (cont)

As of December 31,
2 0 0 8

Maturities of long term loans

First year - 2009	23,903
Second year - 2010	25,307
Third year - 2011	26,795
fourth year - 2012	6,942

82,947

NOTE 13	–	TRADE PAYABLES

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

In Israeli currency:
Open accounts	124,924	124,328
Related parties	24,534	26,119
In foreign currency:
Open accounts	97,172	82,877
Related parties	40,205	28,980

	286,835	262,304

Rregarding exposure to currency risks are disclosed in note 23.

The Trade payables balance include an amount of NIS 10,049 Thousands (2007: NIS 8,456 thousands) due to fixed assets purchases.

NOTE 14	–	OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Accrued payroll and related expenses	33,052	28,015
Value Added Tax	2,330	577
Advances from customers	435	413
Derivatives liabilities (*)	-	2,394
Sales Agent fee accrual	3,946	-
Other	4,260	5,510

	44,023	36,909

(*) Derivatives liabilities see note 23.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 15	–	COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION

A.	Commitments

(1)	The Group is obligated to pay royalties to a shareholder – see also Note 24B.

(2)	The Company and its Subsidiaries lease a number of their facilities under operating leases for varying periods with renewal options. The Company does not have an option to purchase the leased assets at the end of the lease period .In addition the company has a vehicles lease agreement for the period between 2008-2014 Future minimum lease and vehicles leasing rentals as of December 31, 2008 are as follows:

NIS in thousands

2009	22,021
2010	21,138
2011	16,144
2012	11,677
2013 and thereafter	105,761

176,741

B.	Guarantees

(1)	As part of their normal course of business, the Company and its Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2008 amounted to NIS 1,655 thousand.

(2)	A Subsidiary has given letter of guarantees to the local banks for a number of contingent liabilities that have arisen as a result of the Company’s importing transactions. The amount disclosed of NIS 6,501 thousands represents the aggregate amount of such contingent liabilities for which the Company as an importer is liable.

C.	Legal proceedings

(1)	In February 2004, a former customer filed a lawsuit against the Company. This lawsuit is a part from multi-suppliers lawsuit, filed by the customer claiming for one billion NIS from the Company and each other supplier for alleged damages. The customer asked for discharge from legal fee and the request was denied. The customer appealed and was denied again. the Customer failed to pay the legal fee, and therefore the court erased his lawsuit. The customer appealed again. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit. However, based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 15	–	COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION (Cont.)

C.	Legal proceedings (Cont.)

(2)	In July 2005, Clubmarket Marketing Chains Ltd. (“Clubmarket”), a customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv (“Court”) for a staying of procedures by creditors. In December 2005, the Court approved a creditors settlement submitted by the trustees, according to which, amongst other matters, the Company is to receive about 51% of Clubmarket’s debt to the Company.

On September 2007 a compromise was made between the trustees and the company, which was approved by the court, that the total approved debt of clubmarket to the company is NIS 23.9 million. Until December 31, 2007, NIS 9.3 million were received as part of the creditors settlement.

There is not any remaining net balance of Clubmarket’s debt as of December 31, 2008, that is in excess of the doubtful accounts provision recorded in the financial statements.

(3)	On July 12, 2007 a lawsuit was filled against KCTR, a Hogla Kimberly subsidiary, by a former distributer, claiming financial loss caused to him. The amount claimed is approximately YTL 832 thousands (NIS 2,080 thousands).KCTR filed a counter claim for it’s damage in the amount of approximately YTL 355 thousands ( NIS 888 thousands). Based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

D.	Other information

On May 20, 2008 the Company received from the Israeli tax authority compensation in the amount of approximate NIS 4.5 millions. The compensation is due to loss of earnings during a security situation that occurred in July 2006 in northern Israel and caused the Company to partially stop its manufacturing activity in its Naharia plant.

NOTE 16	–	SHARE CAPITAL

A.	Composition of Share Capital in Nominal NIS as of December 31, 2008 and 2007:

	Number of Shares (*)
	Authorized	Issued and fully paid up

Ordinary Shares of NIS 1.00 par value	11,000,000	9,113,473

(*)	As of December 31, 2008 the Company has completed the process of registering 600,000 shares by the registrar of companies. The shares were issued to the shareholders of the Company as part of the merger process.

B.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 16	–	SHARE CAPITAL (Cont.)

C.	According to the decision of the Board of Directors which took place on March 1, 2007, the Company approved the capitalization of NIS 5.455 million of the Company’s retained earnings that were derived from Approved Enterprise activities of previous years, by transferring the said amount from retained earnings to capital reserve.

D.	The company intends to issue a preference share to Hadera Paper which shall give Hadera Paper the right to receive special dividends according to the decision of the Board from time to time.

NOTE 17	–	NET SALES

		Year ended December 31,
		2 0 0 8	2 0 0 7
		NIS in thousands

A.	Sales of the Turkish subsidiary	429,568	264,324

B.	Sales to major customers
	(as percentage from total net sales)
	Customer A	13.2	15.4
	Customer B	10.5	11.8

NOTE 18	–	COST OF SALES

	Year ended December 31,
	2 0 0 8		2 0 0 7
	NIS in thousands

Material consumed	564,455		485,152
Purchases (*)	271,688		234,720
Salaries and related expenses	110,844		111,447
Manufacturing expenses	140,991		125,402
Depreciation	21,883		24,630

	1,109,86	1	981,351
Change in finished
goods inventory	(12,294)		(12,757)

	1,097,56	7	968,594

(*)	The purchases of the group are related principally to commercial operations.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 19	–	SELLING AND MARKETING EXPENSES

	Year ended December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Salaries and related expenses	81,744	78,014
Maintenance and
transportation expenses	82,676	75,025
Advertising and sales promotion	85,589	78,634
Commissions to distributors	11,541	7,141
Royalties	29,584	29,296
Depreciation	1,695	2,285
Other	15,908	15,647

	308,737	286,042

NOTE 20	–	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Salaries and related expenses	35,224	32,097
Administrative and computer services	12,118	10,862
Services provided by Shareholder	1,380	1,295
Office maintenance	4,392	5,412
Depreciation	749	956
Provision for doubtful accounts	1,459	(1,962)
Other	11,197	10,928

	66,519	59,588

NOTE 21	–	FINANCING INCOME AND EXPENSES

A.	FINANCING INCOME

	Year ended December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Exchange rate differences	8,388	-
Interest from long-term and short-term bank deposits	612	230
Interest income from tax authorities	631	-
Application of amortized cost method on receivables and
payables.	2,379
Due to capital note to related parties	1,560	1,560
Other	132	-

	13,702	1,790

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 21	–	FINANCING INCOME AND EXPENSES (Cont.)

B.	FINANCING EXPENSES

	Year ended December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Interest on long-term bank loans	4,595	-
Interest on Short-term bank loans	4,499	26,815
Exchange rate differences	-	9
Interest expenses to tax authorities	-	158
Finance Expenses from derivative	3,002	1,779
Other	259	566

	12,355	29,327

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 22	–	INCOME TAX

A.	Recognised tax assets and deferred tax liabilities

Tax assets and deferred tax liabilities are attributed to the following items
Changes in temporary differences during the year (NIS in thousands)

	Balance at January 1, 2007	Charged to profit and loss	Charged to equity	Exchange difference	Change in Tax rate	Balance at December 31, 2007	Charged to profit and loss	Charged to equity	Exchange difference	Change in Tax rate	Balance at December 31, 2008

Property, plant and
equipment	33,902	6,118	-	46		40,066	(54)	-	(514)	-	39,498
Doubtful debts	(4,679)	2,878	-	(31)	141	(1,691)	112	-	50	130	(1,399)
Derivatives	(34)	-	(519)	-	-	(553)	-	986	-	-	433
Employee benefits	(3,183)	(2,404)	-	(27)	284	(5,330)	(410)	-	447	445	(4,848)
Expenses accruals	(1,852)	(1,676)	-	(290)	-	(3,818)	2,997	-	821	-	-
Tax carry forward losses	(27,047)	27,816	-	(769)	-	-	-	-	-	-	-
Other	84	(273)				(189)	130				(59)

	(2,809)	32,459	(519)	(1,071)	425	28,485	2,775	986	804	575	33,625

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 22	–	INCOME TAX (Cont.)

B.	Deferred taxes are presented in the balance sheet as follows:

	2008	2 0 0 7
	NIS in thousands

Long-term liabilities (in respect of depreciable assets)	38,014	39,730
Long-term Assets	(4,389)	(11,245)

	33,625	28,485

For 2008 – Deferred taxes were computed at rates between 20%-27%, primarily – 24.5%. For 2007 – Deferred taxes were computed at rates between 20%-28%, primarily –24.5%.

Deferred tax liability at the amount of NIS 433 thousand (2007 – NIS 533) due to revaluation of financial instruments treated as cash flow hedges was recognized directly to equity.

C.	Deferred tax assets that were not recognised

The calculation of deferred taxes does not take into account the taxes that would be applicable in case of realization of the investment in subsidiaries and associates, since the Group intends to retain the investment. Deferred taxes in respect of a distribution of profit in Israeli subsidiaries were also not taken into account, since the dividends are not taxable. In addition, unutilized deferred tax assets in respect of losses carried forward, were not recognized in cases where future taxable income against which they can be utilized, is not foreseen.

As of December 31, 2008 carry forward tax losses deriving from the Turkish subsidiary sum up to NIS 246.6 (98.7 YTL) millions. The Company has examined the validity of the deferred tax assets deriving from its Turkish subsidiary. As a result of this examination, the deferred tax asset due to carry-forward tax losses in the Turkish subsidiary was fully amortized in the amounts of NIS 26,509 thousand for the year ended December 31, 2007. As of December 31, 2008 deferred tax assets were not recognized in respect of utilizing tax losses in the Turkish subsidiary since it is not anticipated that there will be taxable income against which the tax benefits can be utilized.

According to the Turkish law, carry forwarde tax losses can be utilized for a five years period only, unrecognized tax losses of KCTR will expire as follow:

An amount of NIS 28.4, 24.7, 81.8, 80.8 and 30.9 will expire between 2009-2012, respectively. The balance of unrecognized deferred tax assets in respect of losses for tax purposes is approximately NIS 75 million.

D.	Income tax attributable directly to equity

	2008	2007
	NIS in thousands

Total tax recognized directly in equity	155	531

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 22	–	INCOME TAX (Cont.)

E.	Tax Ccomposition

	2008	2007
	NIS in thousands

Current taxes	43,902	33,082
Taxes in respect of prior years	221	(1,421)
Deferred taxes - A. above	3,350	32,884

	47,473	64,545

F.	Reconciliation of the statutory tax rate to the effective tax rate:

	2 0 0 8	2 0 0 7
	NIS in thousands

Income before income taxes	137,100	33,913

Statutory tax rate (see H. below)	27%	29%
Tax computed by statutory tax rate-	37,017	9,835

Tax increments (savings) due to:
Income (Expenses) in reduced tax rate	(2,104)	8,159
Non-deductible expenses	2,297	1,326
Non-taxable income	(90)	(505)
Unrecorded deferred taxes in connection with tax loss carry
forward	5,483	20,216
Amortizing differed taxes	4,244	27,255
Reduction in corporate tax rates (see H. below)	651	(762)
Differences arising from basis of measurement	579	331
Income (Expenses) taxes for prior years	221	(1,421)
Other differences, net	(825)	111

	47,473	64,545

G.	Current Tax Balance

	2008	2007
	NIS in thousands

Current taxes assets	137	12,219
Current tax liabilities	5,413	2,260

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 22	–	INCOME TAX (Cont.)

H.	The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries in Israel are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

Non-Israeli Subsidiaries are subject to income tax provisions of their home country.

The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

According to this law the Company and Shikma (formerly a subsidiary) filed consolidated tax returns until December 31, 2005. On December 31, 2005, Shikma was merged into the Company.

After the balance sheet date the Company received an approval from the investment center for the merger of the Company and its subsidiary Shikma which took place at the end of 2005.

During 2002, the Company’s program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under “alternative benefits” track. The approval program is for total investments of approximately NIS 97 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program was substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility. Commencement of operations was during 2003.

The Company filed a final report to the Investment center, An approval has not yet been given yet.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 22	–	INCOME TAX (Cont.)

H.	(Cont.)

The Company and its subsidiary Shikma Ltd. possess final tax assessments through 2003. Hogla Kimberly Marketing Ltd., a subsidiary of the Company, posses’ final tax assessments through 2004.

Mollet Marketing Ltd., a subsidiary of the Company, posses' final tax assessments through 2004.

In accordance with Amendment no. 147 to the Income Tax Ordinance, 2005, Corporate income-tax rate of 34% will be gradually reduced from 2006 (for which a 31% tax rate was established), through 2010, in respect of which a 25% tax rate was established (income-tax rates for 2007, 2008 and 2009 is 29%, 27% and 26%, respectively.

NOTE 23	–	FINANCIAL INSTRUMENTS

General

In the normal course of business, Hogla-Kimberly is exposed to credit, liquidity and market risks, as well as interest and currency risks. The Company monitors these risks on a constants basis.

The Group’s policy is to hedge the exposure from fluctuations in foreign exchange rates to minimize its exposure to fluctuations of foreign currency rates. The hedging is according to a policy adopted by the Company’s Board of Directors.

A.	Significant accounting policies

Details as to the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2008	2007
	NIS in thousands

Financial assets
Derivative instruments	2,041	-
Loans and receivables
(including cash and cash equivalents)	301,593	297,314

Financial liabilities
Derivative instruments in designated hedge
accounting relationships	-	2,394

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 23	–	FINANCIAL INSTRUMENTS (Cont.)

C.	Credit risk

Credit risk refers to the possibility that counterparty will fail to meet its contractual obligations, resulting in financial loss to the Company.

Commencing November 2007 Hogla Kimberly is covered by a credit insurance policy, which partially covers it’s most major customers. In accordance with its policy conditions, the company will be reimbursed starting from an annual loss of US dollars 150 thousands to a maximum of US dollars 7 million, subject to deductible conditions.

The revenues of the Company and its Israeli subsidiaries are mainly in Israel and derived from two major customers and a large number of smaller customers. Trade receivables in the Turkish subsidiary consist of a limited number of customers, where no single counterparty or any company of counterparties having similar characteristics.

The Company has a policy of creditworthy customers and obtaining sufficient collaterals where possible as a means of mitigating the risk of financial loss from defaults,

For each customer, where possible, the Company checks its credit rating with an external credit rating companies to assess the potential customer’s credit quality and help in defining its credit limit. Credit limit for each customer is determined and approved according to the Company’s policy taking into account its rating and collaterals.

Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management’s estimation.

The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers and to the credit insurance.

The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the group’s maximum exposure to credit risk (without taking account of the value of any collateral obtained).

Cash and cash equivalents are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

D.	Liquidity risk

Liquidity risk is the risk that the Group could experience difficulties in meeting its commitments to creditors as financial liabilities fall due for payment. The Group manages its liquidity risk by maintaining sufficient reserves, committed borrowing facilities and other credit lines as appropriate.

The following table presents the Group’s outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group’s financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values, since the impact of the time value of money is immaterial over such a short duration.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 23	–	FINANCIAL INSTRUMENTS (Cont.)

D.	Liquidity risk (cont.)

Maturity profile of outstanding financial liabilities’

	1 year	1-2 years	2-4 years	Total
	NIS in thousands

2008
Supplier payables	286,835	-	-	286,835
Borrowings	52,718	25,307	26,795	104,820

Total	339,553	25,307	26,795	391,655

2007
Supplier Payables	262,304	-	-	262,304
Borrowings	155,302	-	-	155,302

Total	417,606	-	-	417,606

E.	Exchange rate risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of raw materials and finished goods inventory and purchases of equipment and spare parts linked to the dollar or the Euro. In applying a policy of minimizing the exposure, the Group makes forward transactions against the dollar and euro.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	31, December 2008
	NIS thousands
	USD	EURO	YTL
	NIS in thousands

Cash and cash equivalents	17,886	954	4,106
Trade receivables	30,268	2,970	21,284
Borrowings	-	-	285
Trade payables	86,547	26,575	16,296

	31, December 2007
	NIS thousands
	USD	EURO	YTL
	NIS in thousands

Cash and cash equivalents	17,422	3,165	2,327
Trade receivables	22,835	250	38,114
Borrowings	-	-	96,042
Trade payables	54,381	26,905	20,657

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 23	–	FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (cont.)

The following table details the Group’s sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10% weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	USD Impact	EUR Impact
	2008	2008
	NIS in thousands

Profit or loss (1)	(1,123)	(677)
Other equity (2)	1,873	811

(1)	This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

(2)	This is as a result of the changes in fair value of derivative instruments designated as cash flow hedges.

Forward foreign exchange contracts

The Company hedges its exposure of itself and its Israeli subsidiaries by entering into forward foreign exchange contracts, according to a policy adopted by the Company’s Board of Directors, to manage the risk associated with anticipated purchase transaction. The Company hedges 80% of its forecasted payments to suppliers of its forecasted exposure for a period of six month forward.

These hedging transactions are treated as cash flow hedges and the resulting gain or loss is recognized in other comprehensive income.

The following table details the forward foreign currency (FC) contracts outstanding as at the reporting date:

Outstanding contracts	Buy Currency	Sell Currency	Fair value NIS

Less than 3 months	USD	NIS	705
3 to 6 months	USD	NIS	538
Less than 3 months	EUR	NIS	997
3 to 6 months	EUR	NIS	195

The Company does not hedge its foreign currency exposure to the YTL in respect of its investment in the Turkish subsidiary.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 23	–	FINANCIAL INSTRUMENTS (Cont.)

G.	Fair Value of Financial Instruments

The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include trade payables and other current liabilities. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

NOTE 24	–	RELATED PARTIES AND INTERESTED PARTIES

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and Hadera Paper Ltd. ("Hadera Paper") (49.9%).

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Balances with Related Parties

	December 31,
	2 0 0 8	2 0 0 7
	NIS Thousands

Trade receivables	30,212	22,678

Capital note - shareholder	32,770	31,210

Trade payables	79,683	55,099

B.	Transactions with Related Parties

	December 31,
	2 0 0 8	2 0 0 7
	NIS Thousands

Sales to related parties (1)	216,841	82,217

Cost of sales (2)	268,476	188,252

Royalties to the shareholders (3)	29,584	28,069

General and administrative expenses (*)(4)	12,488	10,944

(*)	Company – excludes Subsidiaries.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 24	–	RELATED PARTIES AND INTERESTED PARTIES (Cont.)

(1)	Sales of finished goods to companies in KC group and Hadera Paper.

(2)	Mainly purchase of finished goods from companies in KC group and Hadera Paper group.

(3)	The group is obligated to pay royalties to KC.

(4)	The Company leases its premises in Hadera and Naharia from Hadera Paper and receives certain services (including energy, water, maintenance, computer and professional services) under agreements, which are renewed based on shareholders agreements.

C.	Compensation of key management personnel

Total remuneration of key management during the year was NIS 11,939 thousands (2007: NIS 10,114 thousands). The amounts include costs relating to options (*) granted to senior managements to shares of the Company’s shareholders.

(*)	The Company’s senior management was rewarded by allotment of KC’s and Hadera Paper’s share options. The cost of the benefit was determined as the fair value on the grant day and this amount is being charged to the income statement over the vesting period. The company’s debt resulting from the grant will be paid in cash to both shareholders.

The fair value of the options granted as aforementioned was estimated by applying the economic models.

The total expenses resulting from the aforementioned grant for the year ended December 31, 2008 was NIS 1,652 thousand (2007: NIS 561 thousands).

NOTE 25	–	SUBSEQUENT EVENTS

After balance sheet date the board of directors decided the following:

1.	To issue one preference Share to Hadera Paper Ltd, see Note 16D.

2.	To distribute dividend in the amount of NIS 32.77 million to the holder of the preference share.

3.	To distribute Dividend in the amount of Dollar 10 million from the retained earnings of 2008 to the holders of the ordinary shares.

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY

A.	Separate condensed financial statement accounting policy.

The company chose to adopt the IFRS1 amendment that allows the measuring of the company’s investment in consolidated companies at deemed cost as of January 1, 2007. The company carried out an early adoption for the matter.

According to the amendment the deemed cost is the book value according to the equity method in accordance with the Generally Accepted Accounting Principles in Israel.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

B.	Balance Sheets

	As of December 31,
	2 0 0 8	2 0 0 7

Current Assets
Cash and cash equivalents	1,284	6,990
Trade receivables	108,807	65,744
Inventories	123,155	90,709
Capital note of shareholder	32,770	-
Other current assets	12,694	10,835

	278,710	174,278

Non-Current Assets
Investments in Subsidiaries	480,722	333,873
Capital note from subsidiary	-	31,210
Property plant and equipment	249,823	237,187
Deferred tax assets	2,133	2,271
Employee benefit asset	343	-
Prepaid expenses for operating lease	1,894	2,022

	734,915	606,563

	1,013,625	780,841

Current Liabilities
Borrowings	52,433	59,260
Trade payables	189,484	136,347
Employee benefit obligations	1,063	992
Current tax liabilities	2,268	2,260
Other payables and accrued expenses	48,357	16,959

	293,605	215,818

Non-Current Liabilities
Borrowings	59,044	-
Employee benefit obligations	11,856	10,180
Deferred tax liabilities	36,966	37,654

	107,866	47,834

Shareholders' Equity	612,154	517,189

	1,013,625	780,841

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

C.	Statement of Operations

	Year ended December 31,
	2 0 0 8	2 0 0 7

Net sales	871,129	685,868

Cost of sales	544,558	554,536

Gross profit	326,571	131,332

Selling expenses	154,914	13,947

General and administrative expenses	39,389	11,485

Operating profit	132,268	105,900

Financing expenses, net	7,620	3,277

Profit before income tax	124,648	102,623

Income tax charges	32,205	29,266

Income after income tax	92,443	73,357

Dividend income from subsidiary	-	19,900

Profit for the year	92,443	93,257

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

D.	Statements of Changes in Shareholders’ Equity

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2008

Balance - January 1, 2008	29,638	235,608	(14,393)	(1,349)	267,685	517,189
loss on cash flow hedges	-	-	-	(417)	-	(417)
Transfer to profit or loss from
equity on cash flow hedges, net	-	-	-	2,939	-	2,939
Profit for the year	-	-			92,443	92,443

Balance - December 31, 2008	29,638	235,608	(14,393)	1,173	360,128	612,154

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2007

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
loss on cash flow hedges	-	-	-	(1,306)	-	(1,306)
Transfer to profit or loss from equity on
cash flow hedges, net	-	-	-	33	-	33
Capitalization of retained earnings
From Approved Enterprise Earnings	-	5,455	-	-	(5,455)	-
Movement in capital note revaluation reserve	-	-	-	-	(1,560)	(1,560)
Loss for the year	-	-	-	-	93,257	93,257

Balance - December 31, 2007	29,638	235,608	(14,393)	(1,349)	267,685	517,189

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

D.	Statements of cash flows

	Year ended December 31,
	2 0 0 8	2 0 0 7

Cash flows - operating activities
Net income for the year	92,443	93,257
Adjustments to reconcile operating
profit to net cash provided by
operating activities (Appendix A)	33,544	77,757

Net cash generated by operating activities	125,987	171,014

Cash flows - investing activities
Acquisition of property plant and equipment	(30,356)	(28,036)
Proceeds from disposal of Property
plant and equipment	326	7
Capital notes and loans to subsidiary	(146,846)	(149,551)
Interest received	153	140

Net cash used in investing activities	(176,723)	(177,440)

Cash flows - financing activities
Borrowings received	82,947	-
Short-term bank credit	(30,730)	15,460
Interest paid	(7,187)	(3,402)

Net cash
used in financing activities	45,030	12,058

Net increase in cash and cash equivalents	(5,706)	5,632
Cash and cash equivalents - beginning of year	6,990	1,358
Effects of exchange rate changes on the
balance of cash held in foreign currencies	-

Cash and cash equivalents - end of year	1,284	6,990

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

D.	Statements of cash flows (Cont.)

		Year ended December 31,
		2 0 0 8	2 0 0 7

A.	Adjustments to reconcile operating
	profit to net cash provided by
	operating activities

	Finance expenses paid, net.	7,034	3,262
	Taxes on income recognized in profit and loss	32,205	29,266
	Depreciation and amortization	21,258	18,910
	Capital loss on disposal of property, plant and equipment	2,875	663
	Effect of discounting capital note to shareholder	(1,560)	(1,560)

	Changes in assets and liabilities:
	Decrease (Increase) in trade receivables	(105,953)	610
	Decrease (Increase) in other current assets	(1,859)	(8,246)
	Increase in inventories	(32,446)	(1,995)
	Increase in trade payables	43,418	31,419
	Net change in balances with related parties	91,440	34,940
	Increase in other payables and accrued expenses	8,740	(1,734)
	Change in employee benefit obligations, net	2,125	5,669

		67,277	111,204

	Income taxes received	-	-
	Income taxes paid	(33,733)	(33,447)

		33,544	77,757

NOTE 26	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”).

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

A.	General (Cont.)

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive

Implementation does not apply. As to the reliefs implemented by the Company, see section F below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the represented periods will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, and December 31, 2007, the consolidated statement of income for the year ended on December 31, 2007 and the shareholders’ equity as of January 1, 2007and December 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS

		December 31, 2007
		Israeli GAAP		Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents			23,082	-	23,082
Trade receivables		(*)	263,879	-	263,879
Inventories			184,424	-	184,424
Current tax assets	F2		-	12,219	12,219
Other current assets	F1, F2	(*)	35,575	(27,556)	8,019

			506,960	(15,337)	491,623

Non-Current Assets
Capital note of shareholder	F7		32,770	(1,560)	31,210
VAT Receivable			43,317	-	43,317
Property plant and equipment	F3		314,853	(4,485)	310,368
Goodwill			24,495	-	24,495
Prepaid expenses for operating lease	F3		-	2,022	2,022
Deferred tax assets	F1, F4		5,261	5,984	11,245

			420,696	1,961	422,657

			927,656	(13,376)	914,280

Current Liabilities
Borrowings			155,302	-	155,302
Trade payables		(*)	262,304	-	262,304
Employee benefit obligations			-	1,473	1,473
Current tax liabilities			-	2,260	2,260
Other payables and accrued expenses	F2, F4	(*)	61,172	(24,263)	36,909

			478,778	(20,530)	458,248

Non-Current Liabilities
Employee benefit obligations	F4		3,402	11,964	15,366
Deferred tax liabilities	F3		40,333	(603)	39,730

			43,735	11,361	55,096

Capital and reserves
Issued capital			265,246	-	265,246
Reserves			(8,106)	-	(8,106)
Retained earnings			148,003	(4,207)	143,796

			405,143	(4,207)	400,936

			927,656	(13,376)	914,280

(*)	Reclassified.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		January 1, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		7,190	-	7,190
Trade receivables		263,126	-	263,126
Inventories		172,709	-	172,709
Current tax assets	F2	-	10,471	10,471
Other current assets	F1, F2	27,576	(17,112)	10,464

		470,601	(6,641)	463,960

Non-Current Assets
Capital note of shareholder	F7	32,770	(1,560)	31,210
VAT Receivable		26,170	-	26,170
Property plant and equipment	F3	299,294	(4,485)	294,809
Goodwill		22,338	-	22,338
Prepaid expenses for operating lease	F3	-	2,151	2,151
Deferred tax assets	F1, F4	30,788	6,816	37,604

		411,360	2,922	414,282

		881,961	(3,719)	878,242

Current Liabilities
Borrowings		152,856	-	152,856
Trade payables		204,936	-	204,936
Current tax liabilities	F2	-	11,303	11,303
Other payables and accrued expenses	F2, F4	58,040	(12,249)	45,791

		415,832	(946)	414,886

Non-Current Liabilities
Employee benefit obligations	F4	-	1,799	1,799
Deferred tax liabilities	F3	35,364	(572)	34,792

		35,364	1,227	36,591

Capital and reserves
Issued capital		259,791	-	259,791
Reserves		(14,469)	-	(14,469)
Retained earnings		185,443	(4,000)	181,443

		430,765	(4,000)	426,765

		881,961	(3,719)	878,242

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

		Year ended December 31, 2007
		Israeli GAAP		Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Revenue			1,375,674	-	1,375,674
Cost of sales	F3, F4, F6		968,374	220	968,594

Gross profit			407,300	(220)	407,080

Operating costs and expenses
Selling and marketing expenses	F4	(*)	286,009	33	286,042
General and Administrative expenses	F4	(*)	59,569	19	59,588

Operating profit			61,722	(272)	61,450
Finance expenses	F5		(29,097)	(230)	(29,327)
Finance income	F5, F7		-	1,790	1,790

Other income (expenses), net	F6		5	(5)	-

Profit before tax			32,630	1,283	33,913
Income tax charge			(64,615)	70	(64,545)

Profit (loss) for the period			(31,985)	1,353	(30,632)

(*)	Reclassified

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total
	Note	NIS in thousands

As of December 31, 2007

Israeli GAAP		29,638	235,608	(6,757)	(1,349)	148,003	405,143

Effect of Transition to IFRS:
Employee benefits net of tax effects	F4	-	-	-	-	(787)	(787)
Amortization of pre-paid
expenses in respect of lease of land	F3	-	-	-	-	(1,860)	(1,860)
Movement in capital note revaluation reserve	F7	-	-	-	-	(1,560)	(1,560)

Under IFRS rules		29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (Cont.)

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total
	Note	NIS in thousands

As of January 1, 2007

Israeli GAAP		29,638	230,153	(14,393)	(76)	185,443	430,765

Effect of Transition to IFRS:
Employee benefits net of tax effects	F4	-	-	-	-	(678)	(678)
Amortization of pre-paid expenses in respect of lease of land	F3	-	-	-	-	(1,762)	(1,762)
Movement in capital note revaluation reserve	F7	-	-	-	-	(1,560)	(1,560)

Under IFRS rules		29,638	230,153	(14,393)	(76)	181,443	426,765

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Statement of cash flows reconciliation

(1)	Classification of Interest Received

In accordance with generally accepted accounting principles in Israel, Interest received was classified as cash flows provided from operating activity.

Pursuant to IAS 7, Interest received can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

A sum of NIS 720 thousand was classified as cash flow provided by investing activities for the year ended December 31, 2007.

(2)	Classification of Interest paid

In accordance with generally accepted accounting principles in Israel, Interest paid was classified as cash flows used for operating activities.

Pursuant to IAS 7, Interest paid can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

A sum of NIS 27,291 thousand was classified as cash flow used for financing activities for the year ended December 31, 2007.

(3)	Classification of Foreign currency translation

In accordance with the generally accepted accounting principles in Israel, the effect of exchange rate differences on cash and cash equivalents held in foreign currency are presented as cash flow from operating activities, and the effect of exchange rate differences due to cash balances in foreign autonomous Subsidiary are presented separately in the statement of cash flow.

In accordance with the IFRS, the effect of exchange rate differences on cash and cash equivalents held in foreign currency are presented as an adjustment to beginning cash balance and ending cash balance.

As a result, a sum of NIS 678 thousand was classified as “Effects of exchange rate differences on the balance of cash held in foreign currencies for the year ended December 31, 2007.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 6,641 thousand and NIS 5,770 thousand which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007and December 31, 2007 respectively.

(2)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities.

Pursuant to IAS 1, current tax assets or liabilities are classified as a separate balance in the balance sheet.

Consequently, amounts of NIS 10,471 thousand and NIS 21,786 thousand which were previously presented under other current assets were reclassified to current tax assets as of January 1, 2007and December 31, 2007 respectively. Amounts of NIS 11,303 thousand and NIS 11,827 thousand which were previously presented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007and December 31, 2007 respectively.

(3)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as property, plant and equipment and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

Consequently, the lease receivables balance in respect of an operating lease increased by NIS 1,894 thousand and by NIS 2,022 thousand and the balance of property, plant and equipment decreased by NIS 4,600 thousand. The change was partly carried to retained earnings in the amounts of NIS 1,762 thousand and NIS 1,860 thousand and partly against deferred taxes in the amounts of NIS 572 thousand and NIS 603 thousand on January 1, 2007and on December 31, 2007, respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(4)	Employee Benefits

In accordance with generally accepted accounting principles in Israel, the Company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the Company’s liability.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the Company’s financial statements and accordingly, no provision is necessary in the books. However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

The impact of the aforesaid on the balance sheet is decrease in other payables and accrued expenses due to unutilized vacation pay in the amounts of NIS 946 thousand and NIS 898 thousand and an increase in respect of employee benefit obligation in the amounts of NIS 1,799 thousand and NIS 1,899 thousand as of January 1, 2007 and December 31, 2007, respectively.

The change was partly carried to retained earnings in the amounts of NIS 678 thousand and NIS 787 thousand and partly against deferred taxes in the amounts of NIS 175 thousand and NIS 214 thousand on January 1, 2007 and on December 31, 2007, respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(5)	Financial Income and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Financing expenses in the amount of NIS 29,327 thousand and financing income in the amount of NIS 1,790 thousand were presented in the income statement for the year ended December 31, 2007.

(6)	Other Income and Expenses

In accordance with generally accepted accounting principles in Israel, other income and expenses are presented in the income statements after the Operating profit.

Pursuant to IAS 1, other income and expenses should be presented as a part of Gross profit or / and as a part of Operating costs and expenses.

Other income in the amount of NIS 5 thousand were classified as cost of sales in the income statements for the year ended December 31, 2007.

(7)	Capital note of shareholder

In accordance with generally accepted accounting principles in Israel, the capital note to Hadera Paper was stated at nominal value and not capitalized.

Pursuant to IAS 32 and IAS 39 the capital note to Hadera Paper is considered financial asset and need to be measured at amortized cost using the effective interest method, less any impairment.

Consequently, the capital note balance decreased by NIS 1,560 thousand as of January 1, 2007and December 31, 2007. The retained earnings decreased in the same amounts respectively. Finance income was increased in the amounts of NIS 1,560 thousand for the year ended December 31, 2007.

G.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

(1)	Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 is treated in accordance to generally accepted accounting principles in Israel.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

G.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company (cont.)

(2)	IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.